UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 4, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Report on

Economic and Financial Analysis

4Q20

bradesco

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.

As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.

Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

Managerial Analysis of Results

bradesco

Contributing towards overcoming the crisis

Bradesco, due to the serious scenario of the pandemic caused by COVID-19, which brought several adverse repercussions on the lives of individuals and business, continue to actively contribute to support its clients and employees and intensify its commitment to society. In spite of this adverse scenario, some lessons were incorporated into our operations, for example, the way we relate with our clients and suppliers as well as the intensification of home office in the Organization. With these advances and through the Collective Bargaining Agreement with the Banking Trade Union Movement at national level, Bradesco was the first of the large banks to assume the commitment to adopt remote working after the pandemic.

It is important to emphasize that our actions have always taken into consideration the guidelines of the Ministry of Health. Bradesco's Crisis Committee, formed by the CEO, all the Vice-presidents and the CRO (Chief Risk Officer), continues to evaluate the pandemic scenario and reports to the Board of Directors the assessment on the evolution of the pandemic and their reflection on our operations and society. In addition, we have a Risk Commission, which plays an important role in verifying the various points and scope of these measures in the Organization. The Business Continuity Plan ("BCP") was engaged, we have intensified the internal/external actions, we adopted the rotation of employees of the branch network and, over the period of the pandemic, opportunities to optimize were identified due to the migration to remote work, prevailing a mindset geared to the digital environment in a consistent and timely manner with the objective of minimizing the impacts involved.

More information about the actions that are helping the country overcome the crisis carried out by Bradesco is available in the Additional Information section of this report.

Supporting and assisting our clients

We are in full operational capability to perform administrative (Back Office) functions as well as commercial teams/branch network functions to serve our clients, following all the safety procedures given by the Ministry of Health by highlighting the use of masks, the availability of alcohol gel for employees and clients and the adoption of a minimum distance between clients in the environment of the branches.

Furthermore, with the commitment to guarantee more security and convenience for our clients, we created new credit alternatives on our App, Internet Banking and Net Empresa (Company), prioritizing: extension of the installments on loans and financing, extension of the term, loan unification, financial reorganization, payroll financing, new features with conditions of grace period and more favorable term, in addition to emergency lines offerings of working capital for micro, small and medium-sized enterprises through programs with government subsidies.

Bradesco's objective at that moment of crisis was to relieve the strain on clients so that they could fulfill conditions to rearrange their accounts in a sustainable way over time.

Extended Operations

As of 4Q20, we started disclosing the accounting balance of operations, net of amortization for better visualization of the extended loans portfolio. The portfolio of R$48 billion in Dec20 has the following components: up-to-date – R$41.4 billion, in arrears – R$2.9 billion and in grace period – R$3.8 billion (50% settled in Jan21).

R$48 billion

accounting balance net of amortizations

Credit profile of clients who have requested an extension

92%	were up-to-date (clients who showed no delay in the 12 months prior to the pandemic)
94%	rated AA to C
70%	with real collateral
13 years	average time of relationship


R$ 0.2 bi
0.0%
R$ 1.1 bi
0.2%
R$ 2.9 bi
0.6%
R$ billion
56.0
55.3
48.0
42.8
42.0
37.5
13.2
13.3
10.5
June20
Sept20
Dec20
Multipurpose
Wholesale
In arrears (over 30 days) *


Balance by Product
R$ billion
Dec20
19.6
11.2
8.7
4.2
4.2
0.1
Real Estate Financing
Working Capital
Vehicles
Personal Loans
BNDES / Rural
Payroll-deductible Loans / Cards

* Delay index over 30 days calculated on the basis of the balance of the Bacen Portfolio.

IMPORTANT: there is information available on the modalities of emergency actions on the institutional website (banco.bradesco/aguentefirme), keep in mind that they are subject to credit analysis and other conditions of products

For more information on our actions related to the coronavirus, please visit: www.bradesco.com.br/coronavirus

bradesco

Recurring Net Income

R$ 6.8 billion

+35.2% in the quarter

+2.3% in 12 months (4Q20 x 4Q19)

Quarterly ROAE

20.0%

+4.8 p.p. in the quarter

-1.2 p.p. in 12 months (4Q20 x 4Q19)

Reduction of **R$ 3.2 billion** in the operating expenses during the year

(disregarding the provision for the adverse economic scenario of the Insurance Group)

12 – month ER

46.3%

Improvement of 2.7 p.p.

(12M20 x 12M19)

Expanded Loan Portfolio

R$ 687 billion

+10.3% in 12 months

+3.4% in the quarter

COMPANIES **+9.4%** in 12 months **+1.4%** in the quarter

INDIVIDUALS **+11.7%** in 12 months **+6.9%** in the quarter

Expanded ALL

R$ 4.6 billion

-18.3% in the quarter

+14.7% in 12 months (4Q20 x 4Q19)

Coverage ratio over 90 days

402.8%

Delinquency ratio over 90 days

2.2%

Analysis of the 4Q20 Income

We closed the last quarter of the year with a Recurring Net Income of R$6.8 billion, a growth of 35% compared to the previous quarter and 2% in the annual comparison (4Q20 vs. 4Q19). The quarterly ROAE returned to the levels observed before the COVID-19 pandemic, reaching 20% in the fourth quarter.

Our expanded loan portfolio continues to evolve, growing 3% in the quarter and 10% in the annual comparison. It is important to note the strong growth acceleration in individuals from 7% in the quarter and 12% in the year, driven mainly by the products of payroll-deductible loans and real estate financing. In companies, the emphasis is on the growth in the SMEs portfolio, which evolved 7% in the quarter and 19% in the year. In this quarter, we completed the acquisition of BAC Florida Bank (BAC) and we have now consolidated it in our financial statements. BAC has a portfolio of R$8.6 billion.

Our Basel I Ratio grew 90 bps, remaining at 13.8%.

We have finalized the extension of loans in the fourth quarter. As a consequence, the balance of operations with a grace period closed the quarter with only R$3.8 billion, of which 50% were settled in January. In December, the extension portfolio, net of amortizations totaled R$48 billion, of which R$41 billion or 86% of the balance of these operations had already returned to normal payment and only R$2.9 billion were in arrears.

The Expanded ALL was of R$4.6 billion, presenting a reduction of 18% in comparison to the previous quarter, even considering the increase of expenses with the impairment of financial assets, which was impacted by the case of a specific client, in the amount of R$1 billion. Disregarding this effect, the total expenses would be a reduction of 36% in comparison to the previous quarter and 10% in comparison to 4Q19.

It is also worth noting the increase of our coverage ratio over 90 days that reached 403% in December, demonstrating our high level of provisioning and the reduction of the delinquency indicator overdue for more than 90 days, which showed a decline in all segments.

The net interest income reached R$16.7 billion, with a growth of 9% in the quarter and 8% compared to the same period of the previous year, reflecting the good performance of the market portion. The client portion increased 3.3% in the quarter.

At the end of 2020, we made restructuring adjustments that resulted in the closure of 400 branches in the quarter (1,083 branches in the year).

Such actions linked to the strong cost control enabled a reduction of R$3.2 billion or 6.6% in our operating expenses, contributing to an annual improvement in our operating efficiency. It is worth noting that our accrued ER for 12 months reached 46.3%, an improvement of 2.7 p.p., the best index of our historical series.

Fee and commission income, we had a strong growth of 7% in comparison with the previous quarter, driven, largely, by the gradual recovery of the economic activity, observed in the last months of 2020, and by the growth of our business.

In relation to Insurance activities, our operating income for the quarter was impacted mainly by the behavior of the economic-financial index, which affected the correction of the technical provisions, in addition to the reduction of the billing and the increase in the claims ratio, which was driven by the gradual resumption of the elective procedures and indemnifiable events due to the repressed demand during the period of social isolation. As a positive aspect, it is important to note the improvement of the financial income, with a growth of 43% in the quarter.

Recurring Net Income


R$ million
6,645
28.9
71.1
5,031
26.3
73.7
6,801
18.8
81.2
25,887
28.8
71.2
19,458
26.3
73.7
4Q19
3Q20
4Q20
12M19
12M20
Banking Activities %
Insurance Activities %

ROAE


%
21.2
15.2
20.0
20.6
14.8
4Q19
3Q20
4Q20
12M19
12M20

ER


%
48.3
47.6
44.6
49.0
46.3
4Q19
3Q20
4Q20
12M19
12M20

bradesco

R$ million (unless otherwise stated)	4Q20	3Q20	4Q19	12M20	12M19	Variation % (unless otherwise stated) 4Q20 x 4Q19	4Q20 x 4Q19	12M20 x 12M19
Recurring Income Statement								
Recurring Net Income [1]	6,801	5,031	6,645	19,458	25,887	35.2	2.3	(24.8)
Book Net Income	5,464	4,194	4,883	16,546	22,582	30.3	11.9	(26.7)
Operating Income	9,672	7,342	9,580	28,115	36,635	31.7	1.0	(23.3)
Net Interest Income	16,657	15,288	15,428	63,128	58,756	9.0	8.0	7.4
Expanded ALL	(4,568)	(5,588)	(3,981)	(25,754)	(14,408)	(18.3)	14.7	78.7
Fee and Commission Income	8,717	8,121	8,829	32,747	33,606	7.3	(1.3)	(2.6)
Operating Expenses (Personnel, Administrative and Other Operating Income / (Expenses))	(11,483)	(11,724)	(12,660)	(46,423)	(49,026)	(2.1)	(9.3)	(5.3)
Income from Insurance, Pension Plans and Capitalization Bonds	2,281	3,131	3,900	12,121	14,793	(27.1)	(41.5)	(18.1)
Statement of Financial Position								
Total Assets	1,644,804	1,659,687	1,409,305	1,644,804	1,409,305	(0.9)	16.7	16.7
Loans - Expanded Loan Portfolio	686,968	664,414	623,045	686,968	623,045	3.4	10.3	10.3
- Individuals	260,258	243,404	233,079	260,258	233,079	6.9	11.7	11.7
- Companies	426,711	421,010	389,966	426,711	389,966	1.4	9.4	9.4
Shareholders' Equity	143,703	137,461	133,723	143,703	133,723	4.5	7.5	7.5
Assets under Management	2,508,295	2,474,764	2,259,133	2,508,295	2,259,133	1.4	11.0	11.0
Capital and Liquidity - %								
Total Ratio	15.8	15.1	16.5	15.8	16.5	0.7 p.p.	(0.7) p.p.	(0.7) p.p.
Tier I Capital	13.8	12.9	13.3	13.8	13.3	0.9 p.p.	0.5 p.p.	0.5 p.p.
Liquidity Coverage Ratio (LCR)	178.4	184.6	143.8	178.4	143.8	(6.3) p.p.	34.6 p.p.	34.6 p.p.
Net Stable Funding Ratio (NSFR)	120.3	120.9	115.2	120.3	115.2	(0.5) p.p.	5.1 p.p.	5.1 p.p.
Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [2]	20.0	15.2	21.2	14.8	20.6	4.8 p.p.	(1.2) p.p.	(5.8) p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.2	1.9	1.2	1.8	0.4 p.p.	(0.3) p.p.	(0.6) p.p.
Efficiency Ratio (ER)	44.6	47.6	48.3	46.3	49.0	(3.0) p.p.	(3.7) p.p.	(2.7) p.p.
Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [3]	2.20	2.18	2.93	2.20	2.93	0.8	(24.8)	(24.8)
Market Capitalization [4]	226,778	165,343	282,075	226,778	282,075	37.2	(19.6)	(19.6)
Dividends/Interest on Shareholders' Equity	1,557	1,195	9,461	4,716	14,758	30.3	(83.5)	(68.0)
Price/Earnings Ratio [5]	11.7	8.6	10.9	11.7	10.9	3.1	0.8	0.8
Price to Book Ratio	1.6	1.2	2.1	1.6	2.1	0.4	(0.5)	(0.5)
Dividend Yield - % [6] [7]	2.6	8.9	5.5	2.6	5.5	(6.3) p.p.	(3.0) p.p.	(3.0) p.p.
Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	2.2	2.3	3.3	2.2	3.3	(0.1) p.p.	(1.1) p.p.	(1.1) p.p.
Delinquency Ratio (over 60 days)	2.9	2.7	4.2	2.9	4.2	0.1 p.p.	(1.3) p.p.	(1.3) p.p.
NPL Creation - 90 days	0.7	0.1	0.8	0.7	0.8	0.6 p.p.	(0.1) p.p.	(0.1) p.p.
Coverage Ratio (> 90 days)	402.8	398.2	244.9	402.8	244.9	4.7 p.p.	157.9 p.p.	157.9 p.p.
Coverage Ratio (> 60 days)	310.6	337.4	193.6	310.6	193.6	(26.8) p.p.	117.0 p.p.	117.0 p.p.

(1) According to the non-recurring events described on page 30 of this report; **(2)** It excludes the asset evaluation adjustments recorded under the Shareholders' Equity; **(3)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(4)** Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; **(5)** Recurring net income in 12 months; **(6)** Source: Economatica; and **(7)** Calculated by the share with highest liquidity.

Recurring Income Statement

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20	Variation % 4Q20 x 4Q19	Variation % 12M20 x 12M19
Net Interest Income	**16,657**	**15,288**	**15,428**	**63,128**	**58,756**	**9.0**	**8.0**	**7.4**
- Client Portion	13,219	12,794	12,983	52,140	49,631	3.3	1.8	5.1
- Market Portion	3,438	2,494	2,445	10,988	9,125	37.9	40.6	20.4
Expanded ALL	**(4,568)**	**(5,588)**	**(3,981)**	**(25,754)**	**(14,408)**	**(18.3)**	**14.7**	**78.7**
Gross Income from Financial Intermediation	**12,089**	**9,700**	**11,447**	**37,374**	**44,348**	**24.6**	**5.6**	**(15.7)**
Income from Insurance, Pension Plans and Capitalization Bonds [1]	2,281	3,131	3,900	12,121	14,793	(27.1)	(41.5)	(18.1)
Fee and Commission Income	8,717	8,121	8,829	32,747	33,606	7.3	(1.3)	(2.6)
Operating Expenses [2]	(11,483)	(11,724)	(12,660)	(46,423)	(49,026)	(2.1)	(9.3)	(5.3)
Personnel Expenses	(5,134)	(4,900)	(5,468)	(20,188)	(21,767)	4.8	(6.1)	(7.3)
Other Administrative Expenses	(5,364)	(5,035)	(5,811)	(20,447)	(21,407)	6.5	(7.7)	(4.5)
Other Operating Income / (Expenses) [1]	(985)	(1,789)	(1,381)	(5,788)	(5,852)	(44.9)	(28.7)	(1.1)
Tax Expenses	(1,979)	(1,917)	(2,029)	(7,819)	(7,383)	3.2	(2.5)	5.9
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	47	31	93	115	297	51.6	(49.5)	(61.3)
Operating Income	**9,672**	**7,342**	**9,580**	**28,115**	**36,635**	**31.7**	**1.0**	**(23.3)**
Non-Operating Income	(79)	16	(22)	(77)	32	-	-	-
Single Allowance - Collective Agreement	-	(170)	-	(170)	-	-	-	-
Income Tax / Social Contribution	(2,717)	(2,108)	(2,861)	(8,171)	(10,568)	28.9	(5.0)	(22.7)
Non-controlling interests in subsidiaries	(75)	(49)	(52)	(239)	(212)	53.1	44.2	12.7
Recurring Net Income [3]	**6,801**	**5,031**	**6,645**	**19,458**	**25,887**	**35.2**	**2.3**	**(24.8)**

(1) During 2020, provisions were made for the adverse economic scenario in the sum of R$1,259 million in the Insurance Group, which were classified as non-technical provisions in the line of Other Income/ Operating Expenses. In 4Q20, part of these expenses was reversed (R$632 million) and there was a new constitution of provision, in the same value, for long-term provision of Bradesco Saúde, classified as technical provisions. This event has not produced any impact on the income of the 4Q20;

(2) Disregarding the constitution/reversal of provision for the adverse economic scenario performed during 2020 in the Insurance Group, the reduction of our operating expenses would be of R$3.2 billion in the year or 6.6%; and

(3) According to the non-recurring events described on page 30 of this report.

Income, Returns and Efficiency

In 4Q20, our recurring net income reached the sum of R$6,801 million, showing a great evolution in comparison to the previous quarter (+35.2%). Our quarterly Return on Average Equity (ROAE) reached 20.0%, returning to the same levels observed in 2019, the period that preceded the COVID-19 pandemic. The operating income for the quarter showed an excellent performance, reflecting the higher revenues with the net interest income and fee and commission, as well as the reduction of ALL expenses, which showed a drop of 18.3% in the quarter, without impacting our high level of provisioning, observed through our coverage ratio for loans overdue for more than 90 days, which reached the high mark of 403% in December 2020. In the comparison with 4Q19, our good performance in terms of the net income and operating income, derives from the strong increase in the net interest income and the reduction in our operating expenses, reflecting a strong cost control.

In the 4Q20, both the quarterly ER and the accrued for 12 months showed an improvement in performance in all the comparative periods, reflection of actions by the Management to maintain a strong cost control, mainly related to the reduction of operating expenses, which showed a reduction of R$3.2 billion in 2020 (disregarding the constitution of a provision for the adverse economic scenario of the Insurance Group), in addition to the growth of revenues with the net interest income, even with the lowest spreads. The risk-adjusted ER, both regarding the quarterly and the accrued for 12 months, also improved in comparison with the 3Q20, due to the reduction of ALL expenses in the quarter as mentioned before.

Recurring Net Income


R$ million
5,830
6,238
6,462
6,542
6,645
3,753
3,873
5,031
6,801
30.6
29.1
28.4
28.8
28.9
30.9
35.1
26.3
18.8
69.4
70.9
71.6
71.2
71.1
69.1
64.9
73.7
81.2
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Banking Activities %
Participation Insurance Activities %

ROAE Quarterly and Accrued


%
19.7
20.5
20.6
20.5
21.2
11.7
11.9
15.2
20.0
19.0
20.5
20.6
20.2
20.6
11.7
11.8
12.9
14.8
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
ROAE - Quartely
ROAE - Accrued

ER / Risk-Adjusted ER


%
65.6
64.5
64.2
63.9
63.5
77.4
78.1
72.2
72.0
65.2
63.5
63.3
63.3
63.4
66.7
70.5
70.2
62.4
49.6
49.5
49.4
49.5
49.0
49.1
47.8
47.2
46.3
50.4
48.6
49.2
49.9
48.3
49.3
44.0
47.6
44.6
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income Breakdown and Analysis

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20 R$	%	4Q20 x 4Q19 R$	%	12M20 x 12M19 R$	%
Net Interest Income	16,657	15,288	15,428	63,128	58,756	1,369	9.0	1,229	8.0	4,372	7.4
Client Portion [1]	13,219	12,794	12,983	52,140	49,631	425	3.3	236	1.8	2,509	5.1
Average Balance	595,323	577,618	511,491	571,375	490,910	392		2,128		8,135	
Average Rate	9.2%	9.2%	10.5%	9.1%	10.1%	33		(1,892)		(5,626)	
Market Portion [2]	3,438	2,494	2,445	10,988	9,125	944	37.9	993	40.6	1,863	20.4

(1) It relates to the result of operations made with assets (loans and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion – vs. Expanded ALL



Client Portion - Indicators
10.7
10.6
10.5
10.5
10.5
10.0
9.5
9.2
9.2
7.2
7.3
7.4
7.6
7.2
4.7
3.0
5.1
5.9
R$ million
11,884
11,960
12,185
12,503
12,983
12,964
13,163
12,794
13,219
3,786
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
8,098
8,356
8,698
9,167
9,002
6,256
4,273
7,206
8,651
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Net Client Portion
Expanded ALL
Average Rate %
Net Average Rate %



Change in the Client Portion
R$ million
12,794
392
(7)
60
(20)
13,219
3Q20
Average Volume
Spread
Products Mix
Number of Days
4Q20

The net interest income - client portion - presented a growth to the sum of R$1.4 billion (+20%) and consequent increase in the net spread in 4Q20 at +0.8 p.p. in comparison to 3Q20, even considering an exceptional case of impairment to the sum of R$1 billion in the segment of large corporates in the quarter. The improvement observed by the mix of products and the maintenance of the average spread of the portfolio in 4Q20 is related, mainly, to the growth in the portfolios of individuals. The strong credit origination compensated for the lower spreads of the portfolio, in which we observed a growth greater than two digits in the average balance of the year, highlighting the working capital, personal loans, payroll deductible loans, vehicle financing and real estate financing.
Following the behavior of the market, in 12 months, the variation in the average spread was impacted by the growth in volumes allocated to emergency programs and, in addition, the change in the product mix during the year, highlighting the lesser use of loan limits available, like, for example, the overdraft and the limits of personal loan online. The growth of client portion would be +8.5% if we disregard the effects of the regulatory change of the overdraft. However, the progress made was +5.1% demonstrating our high capacity in the generation of new business, with strong participation of the digital channels.



Portfolio Mix
%
33.4
35.6
36.6
37.4
37.9
46.7
45.7
44.3
44.3
42.4
19.9
18.7
19.1
18.3
19.7
2016
2017
2018
2019
2020
Micro, Small and Medium-Sized Enterprises
Large Corporates
Individuals



Product Mix - Individuals
%
2020
26.8
22.7
16.2
12.3
11.3
10.8
2019
27.0
19.0
17.6
12.3
12.4
11.5
2018
26.2
19.7
18.4
13.4
12.2
10.2
2017
25.1
19.2
19.6
14.7
11.8
9.6
2016
22.6
18.8
20.7
15.7
11.6
10.7
Payroll-deductible Loans
Real Estate Financing
Credit Card
Others
Vehicles
Personal Loans

Net Interest Income – Market Portion

The increase in the quarter was driven by the results of the ALM positions and the best performance of our treasury.

bradesco

Bacen Portfolio vs. Expanded Portfolio

R$ million	Dec20	Sept20	Dec19	Variation % Quartely	Variation % 12 months
Individuals	257,406	240,921	231,468	6.8	11.2
Companies	252,906	249,122	222,505	1.5	13.7
Loan Portfolio - Bacen	**510,311**	**490,043**	**453,973**	**4.1**	**12.4**
Sureties and Guarantees	80,237	80,317	78,231	(0.1)	2.6
Operations bearing Credit Risk - Commercial Portfolio	71,782	69,367	61,770	3.5	16.2
Other	24,638	24,687	29,070	(0.2)	(15.2)
Expanded Loan Portfolio[1]	**686,968**	**664,414**	**623,045**	**3.4**	**10.3**
Companies	**426,711**	**421,010**	**389,966**	**1.4**	**9.4**
Large Corporates	291,357	294,738	275,890	(1.1)	5.6
Micro, Small and Medium-Sized Enterprises[1]	135,353	126,273	114,076	7.2	18.7
Individuals[1]	**260,258**	**243,404**	**233,079**	**6.9**	**11.7**
		Without exchange variation		3.9	8.8

(1) Disregarding the consolidation of BAC, the developments would be: Total Expanded Portfolio (2.1% in the quarter and 8.9% in 12 months); SMEs (2.4% in the quarter and 13.4% in 12 months); and Individuals (5.9% in the quarter and 10.6% in 12 months).

The loan portfolio (Bacen) of December 2020 registered an increase both in the quarter and in the annual comparison, being boosted mainly by operations with individuals, with emphasis on operations related to real estate financing, credit card and payroll-deductible loans. In the annual comparison, operations with companies increased 13.7%, highlighting the following products: working capital, real estate financing and CDC/leasing.

Our average daily origination of the 4Q20 increased 22% in comparison with the 4Q19, boosted by operations with individuals. In 2020, of the total loans authorized by the Organization, 25.3% were made via Digital Channels, autonomously by clients, with emphasis on loans authorized for individuals through digital channels reached R$9.5 billion in the 4Q20 (+51% in relation to the 4Q19) and from this total there was an increase of 82% in the individuals' mobile channel only, all that in relation to the 4Q19 releases, reaching R$7.5 billion in this quarter.

In the expanded portfolio, we highlight the growth in the quarter and in 12 months of operations with credit risk, which includes debentures, mostly designed for large corporate.

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	Dec20	Sept20	Dec19	Variation % Quarter	Variation % 12 months
Individuals	**260,258**	**243,404**	**233,079**	**6.9**	**11.7**
Consumer Financing	**169,101**	**160,982**	**160,006**	**5.0**	**5.7**
Payroll-deductible Loans	69,664	66,404	62,987	4.9	10.6
Credit Card	42,054	37,604	41,114	11.8	2.3
CDC / Vehicle Leasing	29,405	28,472	28,987	3.3	1.4
Personal Loans	27,978	28,502	26,918	(1.8)	3.9
Real Estate Financing [1]	**59,163**	**52,287**	**44,288**	**13.2**	**33.6**
Other Products	**31,994**	**30,134**	**28,785**	**6.2**	**11.1**
Rural Loans	10,444	9,910	9,495	5.4	10.0
BNDES/Finame Onlendings	6,106	5,805	5,879	5.2	3.8
Other	15,444	14,420	13,411	7.1	15.2
Companies	**426,711**	**421,010**	**389,966**	**1.4**	**9.4**
Working Capital	91,586	91,238	58,192	0.4	57.4
Foreign Trade Finance	57,636	62,475	56,341	(7.7)	2.3
Real Estate Financing [1]	18,588	14,890	16,935	24.8	9.8
BNDES/Finame Onlendings	16,714	16,963	16,671	(1.5)	0.3
Overdraft Account	3,290	4,251	6,208	(22.6)	(47.0)
CDC / Leasing	16,645	15,943	14,946	4.4	11.4
Rural Loans	11,888	12,874	13,380	(7.7)	(11.2)
Sureties and Guarantees	79,410	79,566	77,569	(0.2)	2.4
Operations bearing Credit Risk - Commercial Portfolio	71,782	69,367	61,770	3.5	16.2
Other	59,172	53,444	67,954	10.7	(12.9)
Expanded Loan Portfolio	**686,968**	**664,414**	**623,045**	**3.4**	**10.3**
Real	645,370	621,555	587,230	3.8	9.9
Foreign Currency	41,599	42,859	35,815	(2.9)	16.1

(1) Disregarding the consolidation of BAC, the developments would be Real Estate Financing: Individuals (8.6% in the quarter and 28.2% in 12 months); and Companies (-2.6% in the quarter and -14.4% in 12 months).

Loan Portfolio

bradesco

Real Estate Financing

Portfolio


R$ million
61,284 61,296 61,847 62,830 61,222 61,941 64,534 67,177 77,751
23,000 21,537 20,565 19,900 16,935 15,768 15,485 14,890 18,588
38,284 39,759 41,282 42,931 44,288 46,173 49,049 52,287 59,163
Dec18 Mar19 June Sept Dec Mar20 June Sept Dec
Individuals
Companies

Origination


R$ million
4,227 3,738 4,683 4,858 4,585 4,516 4,788 6,322 8,920
1,317 926 1,452 1,183 1,312 954 535 860 2,021
2,910 2,812 3,231 3,675 3,273 3,562 4,253 5,462 6,899
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q
Borrower
Builder

Profile of the Individual Portfolio

Average term: **318 Months**

R$521 Thousand	R$309 Thousand	59.3%	49.3%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Except Loan to Value (Stock). R$ Production Dec20.

Units Financed


R$ million
16,916 15,438 16,436 19,964 18,158 17,092 16,145 20,760 31,243
6,050 5,137 4,949 7,340 6,843 5,070 1,601 3,876 9,364
10,866 10,301 11,487 12,624 11,315 12,022 14,544 16,884 21,879
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio


%
71.9 71.2 70.6 69.7 70.1 68.8 69.2 70.0 71.3
R$ million
50,932 53,505 57,318 60,258 62,987 65,320 65,448 66,404 69,664
74.8 77.1 77.9 78.6 79.6 80.9 81.6 83.1 84.5
25.2 22.9 22.1 21.4 20.4 19.1 18.4 16.9 15.5
Dec18 Mar19 June Sept Dec Mar20 June Sept Dec
Network of Branches %
Correspondent / Other Channels %
As a % of total Personal Loans

Distribution of the Portfolio by Sector


%
45.7 6.0 48.3
47.3 6.0 46.7
47.3 5.2 47.5
Dec18 Dec19 Dec20
Public Sector
Private Sector
Social Security National Institute (INSS)/Dataprev

Market Share

Dec20		
15.9%	19.8%	Social Security National Institute (INSS)
Total	14.9%	Private sector
	13.3%	Public sector

Loan Portfolio

Vehicle Financing


Portfolio
R$ million
36,811
38,226
40,527
43,260
45,960
47,087
45,369
45,786
47,298
12,564
13,062
13,979
15,255
16,444
17,084
16,576
16,830
17,422
24,247
25,164
26,547
28,005
29,516
30,003
28,793
28,956
29,876
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Individuals
Companies


Distribution of the Portfolio by Product
%
12.6
1.6
85.8
8.7
1.9
89.4
6.7
1.5
91.8
Dec18
Dec19
Dec20
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Origination

R$1.5 billion	R$38 thousand	43 months	38%
Average Monthly Production [1]	Average Ticket[1]	Average Term[1]	Average Inflows[1]

(1) R$ Production Oct20 – Dec20

The origination of vehicle financing presents indicators with higher levels than the pre-pandemic period. The significant growth of 30.9% in the average monthly production in 4Q20 was influenced by the flexibilization of the quarantine as a result of COVID-19, allowing the resumption of activities in the majority of dealers/sales correspondents, with the exemption of IOF in vehicle operations, which acted as drivers for sales.

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Dec20	%	Sept20	%	Dec19	%
Economic Sector						
Public Sector	**15,772**	**2.3**	**16,037**	**2.4**	**15,867**	**2.5**
Oil, derivatives and aggregate activities	11,312	1.6	11,957	1.8	10,318	1.7
Production and distribution of electricity	3,504	0.5	3,180	0.5	4,714	0.8
Other sectors	956	0.1	900	0.1	835	0.1
Private Sector	**671,196**	**97.7**	**648,376**	**97.6**	**607,178**	**97.5**
Companies	**410,938**	**59.8**	**404,973**	**61.0**	**374,099**	**60.0**
Real estate and construction activities	31,107	4.5	33,644	5.1	33,443	5.4
Retail	43,994	6.4	40,614	6.1	40,498	6.5
Transportation and concession	35,032	5.1	34,531	5.2	32,118	5.2
Services	43,569	6.3	37,349	5.6	36,329	5.8
Wholesale	23,759	3.5	21,695	3.3	19,897	3.2
Automotive	19,917	2.9	24,430	3.7	17,568	2.8
Food products	17,970	2.6	16,106	2.4	13,497	2.2
Other sectors	195,590	28.5	196,604	29.6	180,749	29.0
Individuals	**260,258**	**37.9**	**243,404**	**36.6**	**233,079**	**37.4**
Total	**686,968**	**100.0**	**664,414**	**100.0**	**623,045**	**100.0**

Diversified loan portfolio and with low concentration in sectors of higher risk

Sectors most exposed to the impacts of the current crisis

0.6% Leisure and tourism

0.2% Airline companies

Portfolio by Debtors

The concentration of clients in the loan portfolio remained at comfortable levels, even with the growth of the portfolio demonstrating our diversification of clients.


%
32.7
33.5
34.8
32.6
31.4
26.5
27.0
27.7
26.0
25.0
17.4
17.5
17.2
15.8
15.0
11.3
11.0
10.7
10.0
9.2
1.6
1.9
1.9
1.8
1.6
Dec19
Mar20
June
Sept
Dec
100 Largest
10 Largest
50 Largest
Largest borrower
20 Largest

Flow of Maturities [1]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	Dec20	Sept20	Dec19
1 to 30 days	8.7	9.3	11.5
31 to 60 days	5.7	5.1	6.7
61 to 90 days	5.0	5.0	5.0
91 to 180 days	12.1	10.4	12.1
Short-Term	**31.5**	**29.8**	**35.3**
181 to 360 days	14.4	17.2	15.7
Over 360 days	54.1	53.0	49.0
Medium/ Long-Term	**68.5**	**70.2**	**64.7**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating – In R$ million (unless otherwise stated)

Changes in Expanded Loan Portfolio by Rating between December 2019 and 2020	Total Credit on December 2020		New Customers between January 2020 and December 2020		Remaining customers from December 2019	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	613,992	89.4%	44,913	96.0%	569,079	88.9%
D	22,223	3.2%	647	1.4%	21,576	3.4%
E - H	50,753	7.4%	1,233	2.6%	49,520	7.7%
Total	**686,968**	**100.0%**	**46,793**	**100.0%**	**640,175**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Customer Profile	Dec20			Sept20			Dec19		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	89.9	2.0	8.1	89.1	2.0	8.9	90.6	0.8	8.6
Micro, Small and Medium-Sized Enterprises	88.0	4.0	8.0	87.5	4.8	7.7	89.4	2.4	8.3
Individuals	89.5	4.3	6.2	88.5	4.9	6.6	91.9	1.8	6.3
Total	**89.4**	**3.2**	**7.4**	**88.5**	**3.6**	**7.9**	**90.9**	**1.4**	**7.7**

Expenses with Expanded ALL

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20	Variation % 4Q20 x 4Q19	Variation % 12M20 x 12M19
Expanded ALL	**(4,568)**	**(5,588)**	**(3,981)**	**(25,754)**	**(14,408)**	**(18.3)**	**14.7**	**78.7**
ALL Expenses	(4,066)	(5,626)	(4,622)	(25,796)	(19,785)	(27.7)	(12.0)	30.4
Income from Credit Recovery	1,588	1,828	1,542	5,940	7,975	(13.1)	3.0	(25.5)
Impairment of Financial Assets	(1,442)	(571)	(130)	(2,659)	(316)	-	-	-
Granted Discounts / Other [1]	(648)	(1,219)	(771)	(3,239)	(2,282)	(46.8)	(16.0)	41.9

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

This quarter, the total expenses with Expanded ALL reached the lowest level in 2020, even considering the increase of expenses with impairment of financial assets, impacted by a specific client, getting close to the levels observed in 2019, the period that preceded the COVID-19 pandemic. If we disregard the effect of the specific case, to the sum of R$1 billion, the expenses with Expanded ALL would have a reduction of 36.1% in comparison to 3Q20 and 10.4% in comparison to 4Q19. Furthermore, we continue evolving in our loan operations, whose expanded portfolio grew 10% (+12% in operations aimed at individuals and +9% in operations with companies) in 12 months, a development that impacted the ALL expenses due to the minimum reserves required by the Central Bank of Brazil, and yet, we remain with a good level of provisioning for loans overdue for more than 90 days, which reached the high mark of 403% in December 2020 and all segments showed a reduction in the delinquency ratio for 90 days in the 12-months comparative.

Expanded ALL/ Expanded Loan Operations


%
2.8
2.6
2.4
2.2
2.6
4.1
5.4
3.4
2.7
R$ million
3,786
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
1,005
3,563
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Expanded ALL (Expense)
Impairment (Specifc Client)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In 4Q20, our internal studies, which are based on statistical models that capture historical information and forecasts and reflect our expectation of expected losses in different economic scenarios, as well as the experience of the Management, indicated that there was no need to strengthen our provisions related to the adverse economic scenario once the provisions made in the previous quarters (3Q20 - R$2.6 billion, 2Q20 – R$3.8 billion and 1Q20 – R$2.7 billion) prepared the Bank for a scenario of increased delinquency in 2021, which should return to the historical levels that preceded the pandemic.

It is worth mentioning that the ratio between the ALL expenses and the expanded portfolio registered 2.7% this quarter.

Delinquency ratios

Over 90 days


%
4.4
4.3
4.3
4.3
4.4
4.8
4.5
3.4
3.1
4.2
4.2
4.1
4.3
3.7
4.5
3.1
2.3
2.2
3.5
3.3
3.2
3.6
3.3
3.7
3.0
1.9
1.9
1.5
1.0
0.8
1.9
0.8
1.2
0.5
0.7
0.7
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15 to 90 days


%
4.8
5.3
5.2
4.8
4.8
5.6
4.3
4.5
4.0
3.5
4.2
4.8
3.6
3.4
4.0
3.5
3.8
3.9
3.5
3.6
4.2
2.6
2.6
3.0
2.4
2.3
2.8
0.9
0.9
1.5
1.1
0.7
1.1
0.3
0.1
0.2
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The reduction of the indicator over 90 days remains related to the effects of the actions implemented during 2020 to provide liquidity to clients seeking a readjustment of their cash flows during the current scenario, in addition to the extensions granted in previous quarters and the process of renegotiation, which demonstrated great effectiveness, thus allowing a consistent reduction of our portfolios in arrears in view of the write-offs made. Among the main measures, we highlight the flexibility of deadlines and rates, diversification of channels for purchase and development of digital journeys, making them more intuitive for the client to reorganize their commitments. Credit and Recovery policies experience a new paradigm of analytics, deploying new algorithms supported by transactional data and with "in real time" decision, allowing a prompt reaction to the abrupt change in credit worthiness of clients imposed by the pandemic.

In December 2020, it is possible to observe the beginning of the return to the historical levels of the indicator from 15 to 90 days, due to the normalization of the usual policies for concession and management of the loan portfolio, in addition to all the methodological and technical improvement of the processes of concession.

Over 90 days without 100% provisioned operations


%
1.8
1.8
1.8
1.9
1.4
1.8
1.3
1.4
1.3
1.3
1.6
1.3
1.5
1.2
0.8
0.8
0.8
0.6
0.2
0.2
1.0
0.1
0.2
0.2
0.6
-
-
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Loan Assignments

In the 4Q20, active loan assignments were made (without the retention of risks and benefits) in the Large Corporate segment, for companies which were in arrears for more than 180 days, in the nominal value of R$160 million. The gross sale value of these portfolios was R$69 million.

Coverage Ratios and Allowance

Our coverage ratios (60 e 90 days) remain at high levels and reached 311% and 403%, respectively. We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning. The balance of our provision reached R$45.3 billion in December 2020, and our level of provisioning in relation to the portfolio represents 8.9%. In December 2020, our overdue operations over 60 days increased 9.7% compared to September 2020.

Coverage Ratio


%
474.0
548.0
517.0
392.0
481.0
425.0
602.0
994.0
955.0
245.3
269.2
267.2
225.5
244.9
227.9
299.5
398.2
402.8
201.6
220.2
209.3
188.5
193.6
184.2
249.8
337.4
310.6
124.9
125.6
122.3
115.6
119.6
121.4
123.8
120.6
117.6
8.6
8.8
8.6
8.2
8.1
8.5
9.0
9.2
8.9
4.2
4.0
3.9
4.1
3.8
4.2
3.2
2.7
2.8
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned

Provision and Overdue Portfolio


R$ million
35,084
36,987
36,860
36,142
36,796
40,466
43,209
44,894
45,339
6,903
6,899
6,899
6,899
6,901
9,365
12,014
10,370
10,519
14,081
16,428
16,049
14,407
15,404
14,541
18,290
23,378
22,775
14,100
13,661
13,912
14,835
14,491
16,560
12,905
11,145
12,044
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Specific
Generic
Complementary

Portfolio in Arrears


R$ million
17,403
14,302
16,798
13,739
17,611
13,795
19,171
16,024
19,008
15,026
21,972
17,759
17,296
14,428
13,304
11,276
14,597
11,255
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Loan Portfolio Overdue for over 60 Days (B)
Loan Portfolio Overdue for over 90 Days (C)

NPL Creation | 90 days vs. Write-offs

Regarding loan portfolio, total NPL Creation reached 0.7% in the 4Q20, returning to the levels observed in the pre-crisis periods. The increase in relation to the previous quarter reflects the normalization of the usual policies for concession and management of the loan portfolio, in addition to the methodological and technical improvement of the processes of concession.

NPL Creation


R$ million
4,478
2,585
1,266
627
3,826
2,575
1,233
18
4,532
2,843
1,356
334
5,819
2,969
1,362
1,489
3,672
3,248
856
(431)
6,982
3,974
2,074
934
2,195
2,379
85
(269)
684
289
146
249
3,674
2,279
922
473
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Write-offs


R$ million
4,650
2,634
1,344
672
4,389
2,527
1,332
530
4,476
2,567
1,322
587
3,591
2,350
1,026
215
4,670
2,566
1,234
870
4,250
2,868
1,103
279
5,526
3,216
1,677
633
3,837
2,651
1,152
34
3,694
2,422
759
513
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Gross ALL Expenses (1) /NPL Creation - 90 days


%
100
164
96
78
126
105
398
823
111
R$ million
4,478
4,495
3,826
6,292
4,532
4,349
5,819
4,522
3,672
4,622
6,982
7,359
2,195
8,745
684
5,626
3,674
4,066
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
NPL Creation - 90 days
Gross ALL Expenses (1)
Gross ALL Expenses /NPL Creation - 90 days

(1) It refers to expenses with ALL, based on Resolution No. 2,682/99.

bradesco

Funds Raised and Managed

R$ million	Dec20	Sept20	Dec19	Variation % Quarter	Variation % 12 months
Demand Deposits	55,600	50,640	40,701	9.8	36.6
Savings Deposits	136,698	129,670	114,178	5.4	19.7
Time Deposits + Debentures	370,061	354,112	217,073	4.5	70.5
Borrowing and Onlending	49,808	53,896	53,966	(7.6)	(7.7)
Funds from Issuance of Securities	145,017	154,003	170,743	(5.8)	(15.1)
Subordinated Debts	15,875	16,833	12,606	(5.7)	25.9
Eligible Debt Capital Instruments	37,371	37,274	36,708	0.3	1.8
Subtotal	**810,430**	**796,428**	**645,975**	**1.8**	**25.5**
Securities Sold Under Agreements to Repurchase (1)	250,746	272,717	213,122	(8.1)	17.7
Interbank Deposits	837	1,043	549	(19.8)	52.5
Working Capital (Own/Managed)	118,924	113,637	107,703	4.7	10.4
Foreign Exchange Portfolio	18,758	34,439	15,489	(45.5)	21.1
Payment of Taxes and Other Contributions	707	4,784	712	(85.2)	(0.7)
Technical provisions for insurance, pension plans and capitalization bonds	284,606	279,186	274,765	1.9	3.6
Funds raised	**1,485,008**	**1,502,234**	**1,258,315**	**(1.1)**	**18.0**
Investment Funds and Managed Portfolios	**1,023,287**	**972,530**	**1,000,818**	**5.2**	**2.2**
Total Assets under Management	**2,508,295**	**2,474,764**	**2,259,133**	**1.4**	**11.0**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively. This is a result of significant capillarity, the broad diversity of products offered and the market's confidence in the Bradesco brand and the important presence in the client's sector.

R$ million	Dec20	Sept20	Dec19	Variation % Quarter	Variation % 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	56,307	55,424	41,413	1.6	36.0
Savings Deposits	136,698	129,670	114,178	5.4	19.7
Time Deposits + Debentures	370,061	354,112	217,073	4.5	70.5
Funds from Financial Bills	134,356	142,007	167,367	(5.4)	(19.7)
Customer Funds (1)	**697,422**	**681,213**	**540,031**	**2.4**	**29.1**
(-) Reserve Requirements	(83,758)	(81,310)	(90,622)	3.0	(7.6)
(-) Available Funds (Brazil)	(18,019)	(19,180)	(15,156)	(6.1)	18.9
Customer Funds Net of Reserve Requirements	**595,645**	**580,723**	**434,253**	**2.6**	**37.2**
Borrowing and Onlending	49,808	53,896	53,966	(7.6)	(7.7)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	87,431	86,617	74,286	0.9	17.7
Total Funding (A)	**732,885**	**721,236**	**562,505**	**1.6**	**30.3**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**606,732**	**584,097**	**544,814**	**3.9**	**11.4**
B / A	82.8%	81.0%	96.9%	1.8 p.p.	(14.1) p.p.

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase operations operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Income from Insurance

bradesco

Information	Net Income	ROAE	Revenues
4Q20	1,276 -3.8% in the quarter -33.5% in 12 month	14.3%	18,161 -9.8% in the quarter -13.7% in 12 month

Consolidated Statement of Income and Selected Property Data

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20	Variation % 4Q20 x 4Q19	Variation % 12M20 x 12M19
Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income[1]	10,544	11,416	12,020	43,687	45,650	(7.6)	(12.3)	(4.3)
Retained Claims	(7,824)	(7,237)	(7,308)	(27,717)	(27,731)	8.1	7.1	(0.0)
Capitalization Bond Draws and Redemptions	(1,065)	(1,261)	(1,479)	(4,709)	(5,677)	(15.6)	(28.0)	(17.1)
Selling Expenses	(818)	(795)	(887)	(3,170)	(3,306)	2.8	(7.8)	(4.1)
Financial Results	1,443	1,009	1,553	4,030	5,856	43.0	(7.1)	(31.2)
Income from Insurance, Pension Plans and Capitalization Bonds	**2,281**	**3,131**	**3,900**	**12,121**	**14,793**	**(27.1)**	**(41.5)**	**(18.1)**
Fee and Commission Income	461	490	493	1,876	2,028	(5.9)	(6.6)	(7.5)
Personnel Expenses	(347)	(381)	(503)	(1,499)	(1,821)	(8.9)	(31.0)	(17.7)
Other Administrative Expenses	(352)	(355)	(373)	(1,426)	(1,482)	(1.1)	(5.7)	(3.8)
Others[1]	144	(582)	(261)	(2,303)	(1,278)	(124.7)	(155.1)	80.1
Operating Income	**2,188**	**2,302**	**3,256**	**8,769**	**12,240**	**(5.0)**	**(32.8)**	**(28.4)**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(912)	(977)	(1,337)	(3,649)	(4,789)	(6.7)	(31.8)	(23.8)
Recurring Net Income	**1,276**	**1,325**	**1,919**	**5,120**	**7,451**	**(3.8)**	**(33.5)**	**(31.3)**
Selected Asset Data								
Total Assets	339,480	331,844	325,885	339,480	325,885	2.3	4.2	4.2
Securities	319,711	312,819	306,876	319,711	306,876	2.2	4.2	4.2
Technical Provisions	284,606	279,186	274,765	284,606	274,765	1.9	3.6	3.6
Shareholder's Equity[2]	37,792	40,293	38,614	37,792	38,614	(6.2)	(2.1)	(2.1)

(1) During 2020, provisions were made for the adverse economic scenario in the sum of R$1,259 million, which were classified as non-technical provisions in the line of Other Income/Operating Expenses. In 4Q20, part of these expenses was reversed (R$632 million) and there was a new constitution of long-term technical provisions in the Bradesco Saúde, in the same amount, without any effect on the net income; and **(2)** In December 2020, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$22,750 million.

Net Income and ROAE



%
R$ million
22.3
23.4
23.7
24.1
24.2
13.4
15.5
14.9
14.3
1,782
1,003
355
323
101
1,814
934
398
340
142
1,833
830
514
326
163
1,885
910
549
271
155
1,919
1,029
465
269
156
1,158
811
40
182
125
1,361
583
341
359
78
1,325
639
349
232
105
1,276
642
241
301
92
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE

The net income performance in the comparative of 4Q19 was impacted mainly by the behavior of the economic-financial ratios, which affected the financial income and correction of technical provisions, in addition to the increase in the claims ratio, which was driven by the gradual resumption of the elective procedures and indemnifiable events due to the period of social isolation.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenue and Administrative Efficiency Ratio


%
4.3
4.0
4.2
4.3
4.0
4.0
4.3
3.7
3.8
R$ million
19,187
9,659
1,385
6,574
1,569
4Q18
18,062
8,685
1,313
6,586
1,478
1Q19
18,822
8,920
1,535
6,725
1,642
2Q
19,746
9,661
1,550
6,901
1,634
3Q
21,038
10,845
1,422
7,117
1,654
4Q
18,966
9,062
1,298
7,146
1,460
1Q20
16,466
7,148
1,242
6,871
1,205
2Q
20,144
10,068
1,485
7,181
1,410
3Q
18,161
8,118
1,436
7,426
1,181
4Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
3,542
1,423
2,119
4Q18
3,826
1,335
2,491
1Q19
3,594
1,529
2,065
2Q
3,473
1,439
2,034
3Q
3,900
1,553
2,347
4Q
2,931
747
2,184
1Q20
3,778
831
2,947
2Q
3,131
1,009
2,122
3Q
2,281
1,443
838
4Q
2,913
1,443
1,470 (1)
4Q Adjusted
Operating Income
Financial Result

(1) Disregarding the constitution of a long-term provision that occurred in 4Q20 to the sum of R$632 million, the Operating Income would be of R$1,470 million. It is worth mentioning that the reclassification of a non-technical provision for long-term technical provisions in Bradesco Saúde had no effect on the net income.

The income from insurance, pension plans and capitalization bonds in the quarter is impacted by the constitution of R$632 million of long-term provisions, besides the reduction in the revenue and increase of the claims ratio, which was driven by the resumption of the elective procedures, due to the period of social isolation. The performance of the financial income in the quarterly comparative is a consequence of the behavior of the economic-financial indexes in the period.

It is important to note that provisions were made for the adverse economic scenario throughout 2020 in the sum of R$1,259 million, which were classified as non-technical provisions in the line of Other Income/Operating Expenses and in 4Q20, with the observation of events warned over the period, the Management evaluated the effects of COVID-19 on the business flows and promoted the reversion of R$632 million of prudential provisions that had been constituted and there was a new constitution of long-term technical provisions.

If we disregard this constitution, the income from insurance, pension plans and capitalization bonds would be a reduction of 7.0% in the quarter and 25.3% in 12 months.

Technical Provisions

The technical provisions of the Insurance Group totaled R$284.6 billion in December 2020, representing an increase of 3.6% in relation to December 2019 and 1.9% regarding the previous quarter, reflecting mainly the higher provisions in the "Life and Pension" and "Health" lines. It is worth noting that in 4Q20 there was the constitution of long-term provisions of Bradesco Saúde.


Technical Provisions
R$ million
258,755 261,106 265,241 269,675 274,765 272,257 274,861 279,186 284,606
234,661 236,888 240,388 244,312 249,240 246,298 250,168 253,240 257,746
10,392 10,378 10,756 11,014 11,132 11,727 11,325 12,390 13,638
8,187 8,336 8,538 8,699 8,838 8,854 8,755 8,815 8,571
4,608 4,567 4,665 4,791 4,753 4,541 4,391 4,531 4,650
Dec18 Mar19 June Sept Dec Mar20 June Sept Dec
Total Reserves
Health
Auto/P&C
Pension Plans and Life / VGBL
Capitalization Bonds

Performance Ratios

The evolution of the combined ratio is due largely to the increase in the claims ratio in the quarter, mainly in the "Health" line.


Combined Ratio
%
99.8 98.4 98.0 99.1 98.2 96.9 92.0 96.7 108.9
93.8 92.6 95.5 97.1 95.3 95.4 82.0 95.6 100.0
80.8 80.3 84.5 84.4 84.2 83.6 74.5 86.0 95.5
54.4 50.4 55.7 54.6 56.1 53.5 61.8 66.8 67.4
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q
Health
Auto/P&C
Life
Total

The total claims ratio reached 83.7% in the 4Q20, an increase of 9.0 p.p. in comparison to the previous quarter and of 9.5 p.p. in comparison to the same period in the previous year, reflecting the gradual resumption of the elective procedures and indemnifiable events, caused by the repressed demand during the period of social isolation. It is important to note that the claims ratio was impacted by the effect of reclassifying the non-technical provision for long-term technical provisions in Bradesco Saúde.


Claims Ratio
%
84.0 81.1 86.7 87.9 86.1 84.2 70.0 84.6 97.4
70.4 68.5 72.5 74.2 74.2 72.9 62.4 74.7 83.7
61.9 59.2 59.2 58.8 59.3 57.9 49.3 56.3 58.1
31.2 33.3 29.5 34.8 33.9 31.8 39.0 45.8 44.8
23.5 25.3 28.5 30.3 31.1 29.7 33.3 32.3 41.1
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q
Life/AP
Auto/Optional Third-Party Liability
Health
Property & Casualty
Total

The total expense ratio reached 8.6%, an increase of 0.8 p.p. in comparison to the previous quarter and of 0.3 p.p. in comparison to the same period of the previous year.


Expense Ratio
%
21.1 21.3 21.0 21.3 20.8 20.4 22.5 19.7 20.8
17.3 17.1 17.6 18.0 20.3 20.0 18.0 18.3 17.8
16.7 16.7 17.2 16.8 17.1 16.7 17.7 17.0 16.7
8.3 8.2 8.3 8.2 8.3 8.0 8.5 7.8 8.6
4.6 4.6 4.6 4.5 4.8 4.4 5.1 4.5 5.5
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q
Health
Auto/Optional Third-Party Liability
Property & Casualty
Total
Life/AP

Life and Pension Plans


R$ million
1,003
934
830
910
1,029
811
583
639
642
9,659
8,685
8,920
9,661
10,845
9,062
7,148
10,068
8,118
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional.

In relation to the 4Q19, net income is influenced by the decrease in revenues and the increase in the claims ratio in the "Life" line, impacted by the indemnifiable events associated with the pandemic and the drop in financial income, due to the behavior of the economic-financial index, especially the IGPM, which impacted the performance of the financial applications and the updating of technical provisions. There was also a reduction of the fees and commission income, which was offset by the improvement in administrative expenses.

In comparison with the 3Q20, the growth of net income was driven by the improvement of the claims ratio and the increase in financial income, offset by the reduction in revenues and the drop in fee and commission income.

Policyholders and Participants in Life and Personal Accidents and in Pension Plans


In thousand
Number of Life and Personal Accidents Policyholders
32,647
34,157
33,138
32,203
33,149
33,117
32,377
32,022
31,876
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec


In thousand
Number of Pension and VGBL Participants
2,957
2,961
2,947
2,942
2,937
2,912
2,893
2,882
2,873
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec

Health


R$ million
323
340
326
271
269
182
359
232
301
6,574
6,586
6,725
6,901
7,117
7,146
6,871
7,181
7,426
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Net Written Premiums
Net Income

Note: Bradesco Saúde, Mediservice, Bradesco Saúde Operadora de Planos and Odontoprev are considered for comparison purposes.

The net income growth in the 4Q20, in comparison with the 3Q20 and the 4Q19, especially reflects the increase in revenues and the improvement in financial income due to the behavior of the economic-financial index. This net income growth was partially offset by the increase in the claims ratio, which was driven by the gradual resumption of elective procedures, caused by the repressed demand of the period of social isolation.

Number of Bradesco Saúde and Mediservice Policyholders


In thousand
10,843
10,755
10,767
10,817
11,006
10,807
10,605
10,614
10,813
7,218
7,176
7,181
7,208
7,340
7,164
6,983
6,950
7,155
143
141
139
136
134
132
130
128
127
3,482
3,438
3,447
3,473
3,532
3,511
3,492
3,536
3,531
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Company Health Plans
Individual Health Plans
Odontologic

Capitalization Bonds


R$ million
101
142
163
155
156
125
78
105
92
1,569
1,478
1,642
1,634
1,654
1,460
1,205
1,410
1,181
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Capitalization Bond Income
Net Income

Both in comparison with the 4Q19 and 3Q20, the net income decrease is due to the lower income (net of draws, redemptions and selling expenses) and the decrease in the financial income, due to the behavior of the economic-financial index, which impacted the performance of the financial applications and the updating of technical provisions.

We also highlight that we have maintained our leadership in this market, with a Market Share of 23.3% (SUSEP – November 2020).


In thousand
Number of Active Capitalization Bonds
2,726
2,751
2,711
2,733
2,736
2,733
2,633
2,565
2,506
23,198
23,034
22,712
23,105
22,220
21,574
19,706
28,721
23,533
7,220
7,253
7,301
7,387
7,477
7,465
7,231
7,161
7,016
15,978
15,781
15,411
15,718
14,743
14,109
12,475
21,560
16,517
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Active Drawing Right Assignment
Active Capitalization Bonds
Customers (Active Bonds)

Auto and Property & Casualty


R$ million
65
95
103
84
94
114
82
62
41
1,356
1,273
1,512
1,531
1,398
1,290
1,239
1,484
1,436
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Net Written Premiums
Net Income

In relation to the 4Q19, the net income decrease reflects the increase in the claims ratio, especially in the property/casualty insurance line, a reflection of climatic events in the Central-West, South and Southeast regions of Brazil, and the lower financial income, due to the behavior of the economic-financial index, offset by the growth in revenues and the improvement of the administrative efficiency ratio.

In the comparison with the 3Q20, the net income was impacted by the increase of the claims ratio regarding property & casualty, partially offset by the increase in financial income.


Number of Policyholders
In thousand
2,987
2,995
2,811
2,825
3,007
2,994
2,818
2,745
2,660
1,497
1,489
1,280
1,263
1,432
1,422
1,302
1,226
1,106
1,490
1,506
1,531
1,562
1,575
1,572
1,516
1,519
1,554
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Auto/Optional Third-Party Liability
P&C

After the moderate recovery of the activity levels due to the reopening of sectors of the economy enabled by the cooling of the health crisis, the 4Q20 was marked by the arrival of the second wave of the COVID-19 pandemic, which added uncertainty to the economic scenario.

In 4Q20, in comparison to both the 4Q19 and the consolidated in the year, the pandemic negatively impacted the performance of the Insurance Group, causing drops of 13.7% and 9.8% in the revenue, and 33.5% and 31.3% in the net income, respectively.

Despite the adverse situation, when compared to 4Q19, the technical reserves grew by 3.6%, to R$285 billion, and the financial assets evolved 4.2%, reaching R$320 billion. Now the heading of Other Administrative Expenses reported a reduction of 5.7% and 3.8% when compared to the year-to-date, favoring the Administrative Efficiency Ratio of the Group, which remained stable at a level of 3.8%. The value paid in compensation and benefits totaled R$33 billion, corresponding to a daily average of around R$130 million, remaining stable with respect to the amount recorded in 2019.

With the evolution of the events warned over the period, part of the estimate recorded initially in relation to the distinctive scenario caused by the COVID-19 was used to update the assumptions of the long-term provisions of the health line. This fact has not produced any direct impact on the income of the quarter. The Management continues evaluating the dynamics of the events related to the pandemic, considering the recent increase in the number of cases and uncertainties of its effects and duration.

In this scenario, Grupo Bradesco Seguros focused its strategy on the coverage of new risks, more flexible deadlines, agility in the recruitment, more dynamic and consultative brokerage and, mainly, the investment in technology and innovation.

The company expanded and improved its digital marketing channels, whose sales grew 52% in 2020, in comparison with the previous year, reaching the mark of R$1 billion, with an increase of 15% in the number of items distributed.

Currently, 11 products are marketed 100% online by the Bradesco Seguros app, which has already registered 6.3 million downloads. In addition, 90% of Health reimbursements and 81% of claims of Auto insurance were completed by digital processing (58% and 43%, respectively, by the self-service system) and more than 200 thousand proposals of Private Pension plans have been validated by the Bradesco App.

To expedite the support to its beneficiaries, Bradesco Saúde developed solutions like the Coronavirus Portal, complete repository of information during the pandemic, and the "Digital Health", a tele-medicine system available 24h, which surpassed the mark of 70 thousand appointments in 2020.

The company also expanded its line of regional plans, launching the Effective Campinas, Paraíba, Ceará, Piauí, Potiguar and Gaúcho plans. In total, the product is available in 13 states and in the Federal District, totaling around 70 thousand beneficiaries. In 4Q20, the São Paulo+ and Rio+ plans were launched, broadening the scope of these Effective plans.

In December, the Meu Doutor Novamed Clinics (My Doctor) completed five years in operation, totaling more than 530 thousand appointments at its 19 units in the country, including the in-company clinics. The units of Curitiba (PR), São Bernardo do Campo (SP), Botafogo and Centro (RJ) were opened in 2020.

In the segment of Pension Plans, Bradesco Vida e Previdência developed new options for products in the grid of individual and corporate plans, seeking to meet client demand for greater diversity of pension funds and adjust the portfolio to the reality of the market. On another front, it expanded the digital channels and applications available to managers for online sales, including the tool for mobile and electronic signature by biometrics. In Life Insurance, the company implanted the claims report, the acceptance of proposals for Bradesco account holders and the full range of information on products of the segment in the digital environment.

Now in Auto Insurance and P&C, Bradesco Auto/RE adopted the spread payment of the premium in the individual policies with maturity, both for renewal as well as for new contracts, as well as the self-inspection in the acquisition of all products. The company also improved the coverages for commercial activities at home and business insurance to consider protection of remote work and strengthened the multichannel concept, adding new features to the applications Assistência Dia & Noite (Night & Day Assistance) and Bradesco Corretor (Broker).

With regard to the brokers, the Insurance Group, although operating in the home office regime since the beginning of the pandemic, strengthened the contact with these professionals, offering all the necessary support by means of channels like the Business Portal and the BS Corretor App (Broker). The Group had the support of UniBrad - Bradesco University and of UniverSeg - Universe of Insurance, intensifying training and promoting live streams with themes such as training in the virtual environment and new paths to offer insurance.

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20	Variation % 4Q20 x 4Q19	Variation % 12M20 x 12M19	As of % 4Q20
Card Income	2,983	2,530	2,906	10,565	11,288	17.9	2.6	(6.4)	34.2
Checking Account	2,072	1,955	1,980	7,928	7,706	6.0	4.6	2.9	23.8
Asset Management	815	872	968	3,414	3,835	(6.5)	(15.8)	(11.0)	9.3
Loans Operations	685	610	807	2,673	3,054	12.3	(15.1)	(12.5)	7.9
Collections and Payments	665	668	653	2,613	2,575	(0.4)	1.8	1.5	7.6
Consortium Management	511	481	513	1,921	1,921	6.2	(0.4)	-	5.9
Custody and Brokerage Services	328	321	307	1,298	1,139	2.2	6.8	14.0	3.8
Underwriting / Financial Advisory Services	344	383	434	1,151	1,015	(10.2)	(20.7)	13.4	3.9
Other	314	301	261	1,184	1,073	4.3	20.3	10.3	3.6
Total	**8,717**	**8,121**	**8,829**	**32,747**	**33,606**	**7.3**	**(1.3)**	**(2.6)**	**100.0**
Business Days	**63**	**65**	**64**	**251**	**253**	**(2)**	**(1)**	**(2)**	

The growth observed in practically all lines in the 4Q20 especially reflects the gradual resumption of economic activity and the growth of our business. Below are some highlights that influenced the results from fee and commission income in the periods:

- **Card Income** The evolution in the quarter is due to recovery of the economy, in addition to the higher volume of business at the end of each year, observed in the increase of the volume traded, as well as in the change of the profile of purchases made, since revenues from operations with cards in this period, in general, are higher in the establishments that remained open during the restrictions period due to the COVID-19.
- **Checking Account** The positive variation observed in all comparative periods reflects the constant evolution of the client base during the year of 2020, which increased 2.2 million in 12 months, and the higher turnover. It is worth highlighting the strengthening in the management of the service portfolio through a continuous process of improvement and expansion of the variety of products, which we seek to offer in an assertive way to clients.
- **Asset Management** Variations observed in the periods are derived from the review of the asset management fees aiming to adapt them to the new standards of interest rate (Selic) and the redemptions observed in the asset industry, with emphasis on the fixed income assets referenced by the DI, which concentrate the liquidity reserves of both families and companies, in addition to the lower number of working days. It is worth highlighting the increase in the volume of funds and managed portfolios of 5.2% in the quarter and 2.2% in 12 months.
- **Loan Operations** The increase in comparison with the 3Q20 was driven by the increase in the volume of loan origination, reflecting the gradual recovery of the economy.
- **Consortium Management** The good performance observed in the quarter is a reflection of the strong presence of Bradesco Consórcios in its branches of activity, maintaining its position as the leader in the market. It is worth highlighting sales to individuals originated on mobile digital channels and Internet Banking, which totaled R$390.9 million in 2020, operating in market niches, such as agribusiness and real estate. We also highlight sales in digital channels to companies, with revenue of R$443.8 million. With a comprehensive portfolio of products to meet all market segments, 201,477 clients were included with letters of credit paid in 2020, reaching the sum of R$8.7 billion.
- **Custody and Brokerage Services** The positive variation in the periods is related to the higher volumes traded in the stock exchange with emphasis on the performance obtained in transactions carried out through Ágora Corretora.
- **Underwriting/ Financial Advisory Services** Here, revenues performance is related to the volatility of the capital market activity combined with our ability to capture business opportunities.


Volume Traded - Credit Cards
R$ million
50,495
49,064
49,998
51,921
54,862
53,803
40,990
45,846
52,175
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q


Checking Account Holders
In million
28.3
28.8
29.2
29.6
30.1
30.7
31.3
31.9
32.3
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q


Investments Funds and Managed Portfolios
R$ billion
940.5
954.4
971.1
995.5
1,000.8
915.5
940.4
972.5
1,023.3
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q


Number of Outstanding Consortium Quotas
In million
1,504
1,528
1,539
1,601
1,617
1,585
1,550
1,548
1,528
1,190
1,209
1,215
1,266
1,280
1,262
1,236
1,232
1,222
257
260
261
267
266
252
244
243
235
57
59
63
69
71
71
70
73
71
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Trucks
Real Estate
Auto


Assets under Custody
in billion
1,623
1,654
1,775
1,803
1,855
1,590
1,718
1,768
1,949
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q

Operating Expenses

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20	Variation % 4Q20 x 4Q19	Variation % 12M20 x 12M19
Personnel Expenses								
Structural	**4,159**	**4,285**	**4,289**	**16,931**	**16,871**	**(2.9)**	**(3.0)**	**0.4**
Payroll/Social Charges	2,981	3,100	3,046	12,182	12,042	(3.8)	(2.1)	1.2
Benefits	1,178	1,185	1,243	4,749	4,829	(0.6)	(5.2)	(1.7)
Non-Structural	**975**	**615**	**1,179**	**3,257**	**4,896**	**58.5**	**(17.3)**	**(33.5)**
Management and Employee Profit Sharing	756	412	708	2,398	2,865	83.5	6.8	(16.3)
Provision for Labor Claims	129	152	325	577	1,490	(15.1)	(60.3)	(61.3)
Training	27	11	49	93	200	145.5	(44.9)	(53.5)
Termination Costs	63	40	97	189	341	57.5	(35.1)	(44.6)
Total - Personnel Expenses	**5,134**	**4,900**	**5,468**	**20,188**	**21,767**	**4.8**	**(6.1)**	**(7.3)**
Administrative Expenses								
Outsourced Services	1,418	1,298	1,406	5,204	5,086	9.2	0.9	2.3
Depreciation and Amortization	836	815	781	3,249	3,040	2.6	7.0	6.9
Data Processing	680	607	692	2,429	2,553	12.0	(1.7)	(4.9)
Advertising and Marketing	398	291	558	1,249	1,573	36.8	(28.7)	(20.6)
Communication	362	381	452	1,507	1,791	(5.0)	(19.9)	(15.9)
Asset Maintenance	357	349	360	1,375	1,316	2.3	(0.8)	4.5
Rent	323	336	329	1,344	1,299	(3.9)	(1.8)	3.5
Financial System Services	284	256	273	1,050	1,065	10.9	4.0	(1.4)
Transportation	155	167	208	673	807	(7.2)	(25.5)	(16.6)
Security and Surveillance	151	176	190	698	745	(14.2)	(20.5)	(6.3)
Utilities (Water, Electricity and Gas)	91	80	112	374	445	13.8	(18.8)	(16.0)
Materials	42	34	55	153	204	23.5	(23.6)	(25.0)
Travel	8	6	105	82	315	33.3	(92.4)	(74.0)
Other	259	239	290	1,060	1,168	8.4	(10.7)	(9.2)
Total - Administrative Expenses	**5,364**	**5,035**	**5,811**	**20,447**	**21,407**	**6.5**	**(7.7)**	**(4.5)**
Total Expenses Administrative + Personnel	**10,498**	**9,935**	**11,279**	**40,635**	**43,174**	**5.7**	**(6.9)**	**(5.9)**
Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	521	405	643	1,983	2,285	28.6	(19.0)	(13.2)
Civil and Tax Contingencies	366	264	143	860	942	38.6	155.9	(8.7)
Claims	129	122	116	447	469	5.4	11.2	(4.8)
Provision related to the adverse economic scenario (1)	(632)	151	-	627	-	-	-	-
Other	601	847	479	1,871	2,156	(29.0)	25.5	(13.2)
Total - Operating Expenses Net of Revenue	**985**	**1,789**	**1,381**	**5,788**	**5,852**	**(44.9)**	**(28.7)**	**(1.1)**
Total Operating Expenses	**11,483**	**11,724**	**12,660**	**46,423**	**49,026**	**(2.1)**	**(9.3)**	**(5.3)**

(1) It should be noted that provisions were made for the adverse economic scenario throughout 2020 in the sum of R$1,259 million in the Insurance Group, which were classified as non-technical provisions in the line of Other Income/Operating Expenses. In 4Q20, part of these expenses was reversed (R$632 million) and there was a new constitution of provision in the same value for long-term provisions of Bradesco Saúde, classified as technical provisions. This event has not produced any impact on the income of the 4Q20.

The **operating expenses were reduced by 5.3%** in the annual comparison (12M20 vs. 12M19).

Disregarding the provision for the adverse economic scenario of the Insurance Group, **the savings would be of R$3.2 billion or 6.6%.**

Personnel Expenses In the comparison with the previous year (12M19), a drop of 7.3% or R$1.6 billion, resulted mainly from the reduction of the workforce, lower expenses with provision for labor claims and management and employee profit sharing. It is worth noting that the effect of the collective labor convention was 1.5% in 2020. Regarding the comparison with the 3Q20, the variations presented in the structural portion are due to the reduction of the workforce, offset, in part, by the effects of the collective bargaining agreement. In the non-structural portion, the increase in the quarterly comparative is justified by higher variable expenses (management and employee profit sharing), due to the increase of the income.

- **Administrative Expenses** The actions of the Management to maintain a strict cost control and to improve operational efficiency remain reflecting on the performance of administrative expenses. Compared to the previous year periods, the expenses decreased 7.7% in comparison with the 4Q19 and 4.5% in relation to 12M19. It is noteworthy that the inflation in 12 months measured by the IPCA and the IGP-M was 4.5% and 23.1%, respectively. In the quarterly comparative, the increase of expenses is concentrated on variable expenses and costs related to the volume of business, in addition to higher advertising and marketing expenses, which justify the seasonal growth of expenses in relation to the 3Q20.

Number of Employees



Dec18
98,605
Mar19
99,156
June
99,198
Sept
99,272
Dec
97,329
Mar20
97,234
June
96,787
Sept
95,934
Dec
89,575

Branches and PAEs/PAs



Dec18
4,723
4,617
Mar19
4,761
4,594
June
4,783
4,581
Sept
4,775
4,567
Dec
4,928
4,478
Mar20
4,988
4,400
June
5,177
4,167
Sept
5,384
3,795
Dec
5,445
3,395
PAEs and Pas (1)
Branches

(1) It includes business units - they are Banking Service Points (PAs) dedicated exclusively to the relationship, financial consulting and offer of products and services to Clients. For such, the digital channels, ATMs and banking correspondents have an essential role.

- **Other Operating Expenses, Net of Income** The reduction in the quarter is a reflection of the reversion of part of the provision were made during the year 2020, for the adverse economic scenario of the Insurance Group, to the sum of R$632 million, offset by higher costs with the constitution of civil provisions and marketing of cards, the latter arising from the seasonal effect at the end of each year.

Main non-recurring events that affected the net income in the periods:

R$ million	4Q20	3Q20	4Q19	12M20	12M19
Recurring Net Income	**6,801**	**5,031**	**6,645**	**19,458**	**25,887**
Non-Recurring Events	**(1,337)**	**(837)**	**(1,762)**	**(2,912)**	**(3,305)**
- Tax Credit	-	-	6,403	-	6,403
- Contingent Liabilities [(1)]	(353)	-	(3,373)	(353)	(3,524)
- Expanded (ALL) [(2)]	-	-	(2,468)	-	(2,468)
- Impairment of Non-Financial Assets [(3)]	(574)	-	(1,080)	(574)	(1,080)
- Provision for Restructuring [(4)]	(57)	(483)	-	(540)	-
- Goodwill Amortization (Gross)	(354)	(354)	(426)	(1,446)	(1,545)
- Voluntary Severance Program 2019 - PDV	-	-	(818)	-	(1,091)
Book Net Income	**5,464**	**4,194**	**4,883**	**16,546**	**22,582**

(1) In 2020, it is composed of civil provisions and, in 2019, of civil and labor provisions;

(2) It refers to the ratings downgrade and the improvement of the measurement criteria of provision for guarantees – sureties and guarantees;

(3) In 2020, it includes impairment of goodwill, intangible assets and systems/hardware and, in 2019, it is mainly composed of impairment of investment, assets related to the acquisition in the provision of financial services (payroll) and systems/hardware; and

(4) Related to restructuring, mainly, in the branch network.

Basel Ratio

The Tier I Capital grew in relation to September 2020 by the internal generation of capital (net income) and due to the impact of the mark-to-market of our securities available for sale as well as the decrease in the weighted assets, which compensated the impacts of the payment of interest on shareholders' equity.


%
17.8
13.7
1.4
12.3
4.2
Dec18
18.1
14.4
1.4
13.0
3.7
Mar19
18.6
15.0
1.4
13.7
3.6
June
18.1
14.7
1.3
13.4
3.4
Sept
16.5
13.3
1.3
12.0
3.2
Dec
13.9
11.4
1.1
10.3
2.5
Mar20
15.0
12.5
1.1
11.5
2.5
June
15.1
12.9
1.1
11.8
2.2
Sept
15.8
13.8
1.1
12.7
2.0
Dec
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital


%
Changes in the Tier I Ratio in the quarter
12.9
1.1
11.8
Sept20
0.6
Net Income 4Q20
0.3
MTM of Securities - Equity Valuation Adjustments
0.2
Weighted Assets
(0.2)
Interest on Shareholders' Equity
13.8
1.1
12.7
Dec20
8.25
6.75
Limits 2020 (1)
Tier 1
Common Equity
Common Equity
Addition Capital

(1) They refer to the minimums required, in accordance with Resolution No. 4,193/13, added to the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15.

Main Economic Indicators

	4Q20	3Q20	4Q19	12M20	12M19
Main Indicators (%)					
Interbank Deposit Certificate (CDI)	0.47	0.51	1.24	2.76	5.96
Ibovespa	25.81	(0.48)	10.41	2.92	31.58
USD – Commercial Rate	(7.87)	3.01	(3.21)	28.93	4.02
General Market Price Index (IGP-M)	7.64	9.59	3.09	23.14	7.30
Extended Consumer Price Index (IPCA)	3.13	1.24	1.77	4.52	4.31
Business Days (#)	63	65	64	251	253
Calendar Days (#)	92	92	92	366	365
Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.1967	5.6407	4.0307	5.1967	4.0307
CDS 5 years (Points)	143	250	99	143	99
Selic - Base Interest Rate (% p.a.)	2.00	2.00	4.50	2.00	4.50
BM&F Fixed Rate (% p.a.)	2.83	2.77	4.55	2.83	4.55

Guidance 2021

	Realized 2020	2021
Expanded Loan Portfolio	10.3%	9% to 13%
Client Portion	5.1%	2% to 6%
Fee and Commission Income	-2.6%	1% to 5%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	-5.3%	-5% to -1%
Income from Insurance, Pension Plans and Capitalization Bonds (It includes the financial income of the operation)	-18.1%	2% to 6%
Expanded ALL - R$ billion	R$ 25.8	R$ 14.0 to R$ 17.0

Bradesco's Projections

%	2021	2022	2023
USD - Commercial Rate (year-end) - R$	5.00	5.07	5.15
Extended Consumer Price Index (IPCA)	3.50	3.50	3.25
General Market Price Index (IGP-M)	6.16	4.10	3.80
Selic (year-end)	4.00	5.25	5.25
Gross Domestic Product (PIB)	3.60	3.00	3.00

Additional Information

The client is at the center of all our activities and is the reason for our existence. We continue meeting their needs and preferences, aware of the purpose of each profile, identifying their moment of life and seeking to understand their plans so we are part of their achievements.

Our strategy is based on enchanting our clients, bringing an attractive value proposal suited to their needs so we can merit their admiration and confidence. Over 77 years, we have improved the way we interact and provide services, always reinforcing that those who work here should know how to act in the relationship with clients.

The client is at the center of our strategy and we have made several actions to enhance the knowledge through the use of data intelligence, complete solutions for business and journeys of excellence, developing ways to get to know the client, their moment in life and interaction with the Organization. In this way, we enable contextualized offers, in accordance with their profile, providing pleasant and agile moments when they contact the Bank.

Our behavior and mentality are digital so we can be simple, agile, flexible, connected and innovative. In a context of great digital transformation, we want to make the banking experience even more convenient, modern, fast and safe for the client – drivers present in the day-to-day operations.

We seek to maximize value from the client's perspective through the culture focused on continuous improvement and efficiency. The expense management was highlighted, contributing with actions and projects aimed at optimizing the use of channels and reducing the cost of providing services without losing quality.

Having people who work here as one of the main pillars, we seek to enhance their essential competencies in order to make our corporate strategy feasible. By means of an organizational culture based on ethics, transparency and respect for others, we have invested in an innovative, challenging, inclusive and diverse environment.

Initiatives

In **2020,** we reviewed the corporate strategies of customer relationship, creating initiatives aimed at meeting their expectations in line with their life cycle in order to provide and increase their level of satisfaction by the excellence achieved during their entire relationship with our Organization.

In this sense, we highlight **two important initiatives**:

- Structuring of the Corporate Program called **100% Client,** making use of the best market practices, which aim to organize our business model to ensure that the client is always at the center of attention.
- Creation of the position of Chief Customer Officer (CCO) to ensure that the policy of customer satisfaction is increasingly effective inside the Organization.

Transformation of the Business Model - 100% Client Program



Better conditions in accordance with the profile
New model of offer is centered on the needs of clients
More personal service
Application of new technologies
Greater customization of solutions
Insertion of the client in the decision-making process

In 2020, 25.3% of the total loans authorized by the Organization were made available by digital channels, autonomously by clients. In relation to 2019, the growth in loans authorized in digital channels was 29% for individuals and 7% for companies. The increase of 18 p.p. in the participation of the mobile channel by individuals stands out, from 61% of the total loans authorized in 2019 to 79% in 2020.

Loans authorized in the Digital Channels

Individuals


R$ billion
17.4
49%
51%
2018
25.5
61%
39%
2019
32.9
79%
21%
2020
Other Digital Channels
Mobile

Highlights

Loans Authorized by Product
2020 vs. 2019

Personal Loans +4% (origination by R$22.0 bi)

Payroll-Deductible Loans +159% (origination by R$10.6 bi)

Loans Authorized by Individuals Mobile Channel


Evolution Base 100
100
182
304
2018
2019
2020

Companies


R$ billion
21.5
8%
92%
2018
30.1
12%
88%
2019
32.2
16%
84%
2020
Other Digital Channels
Mobile

Highlights

Loans Authorized by Product
2020 vs. 2019

Pronampe (National Program of Support to Micro and Small Businesses)* (origination by R$2.7 bi)
*Production from Sept20 and Dec20.

Advanced payment to suppliers +13% (origination by R$7.0 bi)

Loans Authorized by Companies Mobile Channel


Evolution Base 100
100
210
287
2018
2019
2020

Accounts opened via App

Individuals


163%
In thousand
341
897
2019
2020

Companies

Up to **December 2020, 82.4 thousand** accounts were opened.

Launched in May 2019 only for Micro-Entrepreneur corporate accounts.

BIA | Bradesco Artificial Intelligence



Operating with **92** products and services with high accuracy in responses

Customers and Employee Service

Transfer between Bradesco accounts by voice and text for Individuals mobile

Pioneer Bank on Artificial Intelligence

671 million mark of interactions (since the implementation)

426 million total interactions (12M20)


Total Interactions
In millions
57.6
177.0
426.3
2018
2019
2020

234 million interactions on **WhatsApp** (since the implementation in April 2018)
+5.6 million clients have already interacted with BIA on WhatsApp


BIA Interactions via WhatsApp
In millions
88.5
139.6
2019
2020

Multi-Platform
Bradesco App, WhatsApp, Google Assistant, Alexa and Apple Business Chat

bradesco

In 2020, next performed major launches and strategic moves, conquering, in December 2020, the mark of 3.7 million clients. In the 4Q20, more than 236 million transactions were carried out, a volume 87% higher than in the same period in the previous year. This is one of our main indicators, because it demonstrates the increasing engagement of clients. Below are some highlights of the year:

- **nextJoy:** a free digital account for minors, in an unprecedented partnership with Disney. It is the first project in Latin America that unites a financial institution and the public from 0 to 17 years of age. Until now, more than 500 thousand people have expressed an interest in opening Accounts.
- **Apple Pay:** the launch was one of the most anticipated by clients and made next the only digital bank to feature the main digital portfolios on the market: Apple Pay, Samsung Pay and Google Pay.

Launches

pix	The launch of Pix on next was performed simultaneously with the market.
Reformulation of the Cards' Journey	The area of Payment Methods/Cards was redesigned, giving the client an even better experience and new features.
Home Insurance	In a partnership with Bradesco Auto/RE, we offer clients Home Insurance, complementing the journey of protection, which already offers Dental Plan, Loan Payment Protection Insurance and Insurance for Debit and Credit Card.

Accounts



3.7 millions
106%
1.8 million
Dec19
Dec20

Client Profile

77% were not Bradesco accounts

70% Between 18-34 years old

4.8% Churn



Amount of Transactions & business
In Million
126
125
171
202
236
4Q19 1Q20 2Q20 3Q20 4Q20

Average growth of **17%**



next

2019 vs. 2020
(Evolution in the number of transactions)

377%	Payments
228%	Top-ups
265%	Transfers

77.6 Points NPS

4.7 Rating App Store

4.2 Rating Play Store

Operating Expense per Client

It is worth noting that the average expense per client is achieving significant reduction in face of the assignments that are being fulfilled, as well as maximizing the use of our installed base.



Expense by Client
Base 100
100
72
59
54
53
4Q19
1Q20
2Q20
3Q20
4Q20

Customer relationship: In the quarter, we carried over 1.5 million interactions via chat, of which 73% were solved through next BIA (artificial intelligence), which optimized the time and increased efficiency. In addition, we provide services 24/7 available on social media.

Integration with Ágora: In 4Q20, next clients accounted, on average, for 40% of the new registrations with the Broker.

Mimos platform: The next gratuities platform (*Mimos*) closed the quarter with more than 260 brands and more than 860 offers.

Ágora is an open and independent investment platform that offers its own products and of third parties to all types of investors, account holders or non-account holders of Bradesco. Through the Ágora App or the agorainvestimentos.com.br website, the client registers 100% digitally and invests by means of advanced, agile and secure trading platforms. The investor also has relationship channels (telephone, email, chat and WhatsApp) and a team of investment specialists.



Variation Mar20 x Dec20
R$ billion
416.0
449.5
490.0
547.7
31.7%
40.7
50.6
51.4
62.4
53.3%
Mar20
June20
Sept20
Dec20
Assets under Custody
Number of Investors (in thousands)

In the last quarter of 2020, Ágora maintained the position as the country's third largest broker and saw a turnover of R$39.2 billion, negotiated by individuals on B3 in this period. The good performance is linked to the expansion of the client base that reached 547.7 thousand active accounts, gathering more than 180 thousand new clients, an increase of 49.2% in 2020 (Dec20 vs. Dec19). The total amount in assets under custody totaled R$62.4 billion (+21.4% in relation to September 2020).

Partnerships - The partnerships established during 2020 remained in force in the last quarter of the year. Ágora continues as the official investment house of next for its more than 3 million clients. In addition, the partnership with Grupo Estado, the multi-platform project that establishes its main access by the E-investidor website, offers content independently and of high quality, capable of impacting all channels of Grupo Estado, covering more than 31 million users.

Full and digital experience with exclusive products and services for the client to invest in at any time



Full product range available
24h
to invest via website or App
+200 Investment Funds
+70 renowned market managers
Shares, options, forwards, futures markets, ETFs, BDRs and REFs
Public Offerings
+400 Fixed Income Options
Bank and secondary market
Public Securities
Exclusive COEs (Structured Transaction Certificates)
Private Pension

- Specialized advice and personalized allocation for all profiles of investors;
- Team of renowned analysts in the market covering more than 120 companies listed on the stock exchange and generating content and exclusive information that is updated daily;
- Strategies using transactions with derivatives; and
- The only broker to have its portfolios (Aggressive, Top 10, Dividends, Small Caps and Top Green) followed and measured by Standard & Poor's.

Content and advice on the decision-making - In order to assist in the choice of the best investments in accordance with the investor's profile and their goals, in addition to the customized advice, Ágora prioritizes the production of content in several formats: daily and special live streams, videos, podcasts and exclusive reports. The commitment with the development of investors is reinforced by the Ágora Academy, composed of professionals who bring knowledge about the financial market, investment products and financial education.

Lower costs of the market with advice - In December 2020, Ágora reduced the brokerage fee for Bovespa operations performed by the website or App. The cost per order is now R$4.50 in the spot market and R$2.50 in Day trade operations, constituting one of the lowest rates on the market among the brokers that offer customized advice. The client is still exempt from any additional fee on the transaction or custody by the brokerage house (only B3 costs).

Differentials most noted by clients

Solidity	Relationship	Content	Open Platform
Security	Expertise	Modernity	Trustees

Bitz

Bitz, Bradesco's digital wallet - Officially launched to the market in September 2020, Bitz is a digital wallet that has a free payment account in which the balance yields 100% of the CDI. The application has features such as: pay and receive by mobile, free TEDs, mobile top-up, debit card and virtual card to make purchases on the internet and on the most commonly used applications in the country. In addition, all purchases with the Bitz card generate cashback to clients as a way of encouraging the recurrence of the payment method. As a startup, Bitz will operate with the dexterity required to advance in its category.

Acquisitions made - In October, with only one month of its launch, Bitz made its first acquisition, which was the startup Dindin App. Already in December, it made its second purchase, the company 4Ward, with the objective of acquiring technical know-how. The teams of technology and products were integrated, constituting a team of experts in the category of digital wallets and payment Apps in a short time.

Growth driven by actions and promotions - The activations were the great engines of growth of the base, which was three times the expectation projected for 2020. Performance Marketing Campaigns, press (PR) and promotions are responsible for this result. The category of digital wallets and payment accounts runs on a retail dynamic, in which both the acquisitions of clients as well as the incentive regarding the frequency of use are motivated by differentials such as cashback and bonus in the account, besides benefits like the generation of the bank payment slip using the App, transfers without any charge and payments with the QR code on Cielo card machines. In the fourth quarter of the year, we had two main promotions: "NovemBitz", during the month of Black Friday, and "Bitz Noel".

Growth of the base, improvements on the App, gain in scale, new partnerships, cases of use and growth of the distribution via Bradesco channels will be the focus in 2021.

BAC Florida Bank®

Bradesco concluded the acquisition of BAC Florida Bank and its subsidiaries on October 30, 2020. With 46 years of expertise in banking, BAC Florida is headquartered in Coral Gables, Miami, USA, and has approximately 10 thousand clients.

BAC will offer a complete platform of banking products and services and of investments in the United States, a differential in relation to our main competitors. The model of customer service will be unique and will have a team of specialists in Miami to meet with exclusivity Brazilian clients in Portuguese. All of this with a smooth digital experience.

BAC will continue to develop the existing lines of business like Private Banking & Wealth Management, Real Estate Financing, Corporate & Institutional Banking and Commercial & Personal Digital Banking and, at the same time, it will explore the whole potential of synergy between client bases.

pix
powered by Banco Central

In November 2020, Bradesco launched Pix, an innovative payment method created by the Central Bank of Brazil, which allows payments, transfers and receipts at any time of the day, every day of the year, even on weekends and holidays, crediting the beneficiary's account in a few seconds. Pix can be performed from a current account, savings account or payment account. The transactions are carried out by informing only the Pix key registered (CPF/CNPJ, mobile, e-mail or random key) or scan of the QR Code for payment. Everything happens online, through digital channels.

We were the first bank to add a loan offer linked to the Pix journey, where the offer is contextualized. Bradesco reaffirms its commitment to innovate and encourage the market of payments.

ESG

Issuance of Security linked to ESG criteria (Climate Financial Bill): In December 2020, Bradesco issued its first green security. The sum of R$1.2 billion will fund projects and assets that support the transition toward a less carbon-intensive economy.

We are a Bank present throughout Brazil and operating in strategic locations abroad. With a wide and constantly updated Service Network, we provide a modern structure, offering practical services in all segments we operate. At the end of the quarter, our Network was comprised of 79,870 points.

Bradesco Varejo

The Bradesco Varejo service network comprises 3,049 branches, 3,915 service points, 822 electronic service points and 708 business units, in addition to 39,100 Bradesco Expresso (banking correspondent) units, structures dedicated to conducting business and for customer relationship, with the offer of a broad portfolio of products and services.

In addition, we offer Digital Channels and thousands of self-service machines, providing full autonomy to clients to carry out banking transactions conveniently and securely.

Even in a challenging year like 2020, we continued advancing in the offer of products and services and through the implementation of digital journeys, we improved our customer (individuals and companies) experience, and strengthened the financial guidance as a pillar of banking inclusion throughout the country.

Bradesco Prime

Bradesco Prime is the segment for high-income individuals, operating throughout Brazil. It has a wide network of branches and platforms of service to its clients, including to those with a digital and investor profile. Clients rely on the model of full relationship, with specialists in investments and relationship managers who act in a dedicated manner, with a focus on their individual needs and offering personalized and effective financial planning.

Bradesco Private Bank

Bradesco Private Bank offers exclusivity and works side by side with clients to conserve and manage family wealth across generations, underscoring the increase of its international value proposition with the acquisition of BAC Florida Bank and its subsidiaries.

Designing innovative solutions to meet the ambitions and the individual needs of each of our clients, we have a complete structure of Wealth Management involving liquid and illiquid assets, the best vehicles and investment structures for the perpetuation of the family's estate.

Clients have access to a complete, open and differentiated investments platform, locally and internationally, in addition to exclusive funds, always counting on an experienced team of managers, economists, advisors, in addition to all of our business solutions including Investment Bank, Loan, Insurance, Broker, Pension, among others.

Currently, Bradesco Private Bank has 14 offices located in: São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador, thus ensuring nation-wide presence, in addition to a foreign unit in Luxembourg.

Bradesco Corporate

The Bradesco Corporate segment is responsible for serving business groups and focused on both large and medium-sized enterprises. With its offices located in the main financial centers and with a value proposal based on proximity and relationship, it offers customized services with a global reach and has a highly skilled team to fulfill clients' needs through a wide portfolio of products, structured solutions and financial services.

Wholesale has been investing in major changes in customer experience and in the journey of managers, which has been omnichannel and has been using systems like SalesForce and Tableau. In the half, we remodeled our functional structure, eliminating hierarchical levels and addressing the challenge of "span of control" – achieving this without losing sales reps, but gaining productivity and efficiency. We also eliminated two levels, highlighted by the end of regional managers in the Corporate segments, and we also merged the Institutional segment with the multinationals segment.

In addition to the four Corporate units, there are a number of divisions within these areas that observe concepts of size, sectorial and geographical aspects, among others. The four Corporate units are: Large Corporate; Corporate; Multi and Institutional; and Corporate One, which includes Middle Market.

In R$ million	Dec20	Sept20	Dec19	Variation Dec20 x Sept20	Variation Dec20 x Dec19
Structural Information - Units					
Customer Service Points	79,870	81,820	80,279	(1,950)	(409)
- Branches	3,395	3,795	4,478	(400)	(1,083)
- PAs	4,623	4,529	4,054	94	569
- PAEs	822	855	874	(33)	(52)
- Banco24Horas Network	15,235	15,071	14,763	164	472
- Bradesco Expresso (Correspondent Banks)	39,100	40,822	39,100	(1,722)	-
- Bradesco Financiamentos	16,620	16,676	16,938	(56)	(318)
- Losango	58	58	58	-	-
- Branches, Subsidiaries and Representation Office, Abroad	17	14	14	3	3
ATMs	54,522	55,592	57,720	(1,070)	(3,198)
- Onsite Network - Bradesco	30,694	31,885	33,900	(1,191)	(3,206)
- Banco24Horas Network	23,828	23,707	23,820	121	8
Employees	89,575	95,934	97,329	(6,359)	(7,754)
Outsourced Employees and Interns	13,477	13,959	15,078	(482)	(1,601)
Customers - In millions					
Total Customers (1)	70.2	69.5	72.0	0.7	(1.8)
Account Holders (2)	32.3	31.9	30.1	0.4	2.2
Savings Accounts	69.9	66.6	63.9	3.3	6.0
Insurance Group (1)	30.6	29.8	28.7	0.8	1.9
Policyholders	45.4	45.3	47.2	0.1	(1.8)
Pension Plan Participants	2.9	2.9	2.9	-	-
Capitalization Bond Customers	2.5	2.6	2.7	(0.1)	(0.2)
Bradesco Financiamentos	1.2	1.2	1.3	-	(0.1)

(1) It excludes overlap of clients; and **(2)** It includes salary account.

Main Products and Services in relation to the Market

%	Dec20	Sept20	Dec19
Bacen			
Bank			
Demand Deposits	N/A	10.5	12.2
Savings Deposits	N/A	12.7	13.3
Time Deposits	N/A	16.1	14.0
Loans	12.1	12.0	12.2
Loans - Private Institutions	22.0	22.3	23.1
Loans - Vehicles Individuals (CDC + Leasing)	13.3	13.6	14.2
Payroll-Deductible Loans	15.9	16.1	16.4
Social Security Institute (INSS)/Dataprev	19.8	20.9	21.2
Private Sector	14.9	15.1	16.5
Public Sector	13.3	13.2	13.4
Real Estate Financing	8.2	8.1	8.1
Consortia			
Real Estate	23.5 (1)	23.9	26.7
Auto	33.9 (1)	32.1	33.3
Trucks, Tractors and Agricultural Implements	19.7 (1)	19.8	20.1
Internacional Area			
Export Market	15.5	16.9	24.0
Import Market	14.6	16.3	23.9
Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS) and National Federation of Life and Pension Plans (Fenaprevi)			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	22.9 (1)	23.3	24.0
Technical provisions for insurance, pension plans and capitalization bonds	23.6 (1)	23.7	24.2
Pension Plan Investment Portfolios (including VGBL)	24.5 (1)	24.5	25.1
Anbima			
Investment Funds and Managed Portfolios	17.8	17.6	18.6
Social Security National Institute (INSS)/Dataprev			
Benefit Payment to Retirees and Pensioners	32.1	32.1	32.1
Brazilian Association of Leasing Companies (ABEL)			
Lending Operations	N/A	23.3	21.7

(1)Reference date: Nov/20 and **N/A** – Not available.

Market Share of the Branches


Bradesco
Market
Market Share
4Q20
TOTAL
3,395
18,428
18.4%
NORTH
230
1,077
21.4%
NORTHEAST
722
3,128
23.1%
263
1,535
17.1%
CENTRAL-WEST
SOUTHEAST
1,684
9,202
18.3%
496
3,486
14.2%
SOUTH

Main Indicators

Price/Income Ratio[1]

It indicates the possible number of years in which the investor would recover the capital invested, based on the closing prices of common and preferred shares.


11.3 11.9 11.9 10.4 10.9 6.8 8.4 8.6 11.7
Dec18 Mar19 June Sept Dec Mar20 June Sept Dec

Price to Book Ratio

It indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


2.0 2.1 2.1 1.9 2.1 1.2 1.3 1.2 1.6
Dec18 Mar19 June Sept Dec Mar20 June Sept Dec

Dividend Yield[2][3] - %

The ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the profit sharing.


3.0 2.7 2.6 3.0 5.5 10.0 9.2 8.9 2.6
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q

(1) Recurring net income in 12 months; (2) Source: Economatica; and (3) Calculated by the share with highest liquidity.


%
Buy
92.3
Hold
7.7

Recommendation of Market Analysts – Preferred Shares – BBDC4

Market Capitalization

226.8
R$ billion

Payout / Dividends and Interest on Shareholders' Equity


32% 32% 32% 32% 32% 32% 41% 44% 34% 69% 30%
R$ million
3,369 3,740 3,895 4,078 5,055 6,035 6,976 7,204 7,299 15,863 5,548
12M10 12M11 12M12 12M13 12M14 12M15 12M16 12M17 12M18 12M19 12M20
Dividends/Interest on Shareholders' Equity (1) - Gross
Net Payout (2) - 12 months

(1) In 12M19, it considers R$8 billion extraordinary dividends paid on October 23, 2019; and (2) Calculated on the basis of the book net income after adjustment on legal reserves.
Note.: As defined in Resolution No. 4,820/20 of the Central Bank of Brazil, the payout for 2020 was limited to 30% of the net income.

Trading Daily Average Volume


R$ million
470 505 511 531 622 647 704 684 928 1,223 1,586
155 193 233 292 326 320 352 354 522 734 1,089
315 312 278 239 296 327 352 330 406 489 497
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
NYSE (1)
B3 (2)

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

Appreciation of Preferred Shares - BBDC4


Base 100
324
174
2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
BBDC4
Ibovespa

Bradesco Share Performance[1]

In R$	Dec20	Sept20	Dec19	Variation % Dec20 x Sept20	Variation % Dec20 x Dec19
Book Value per Common and Preferred Share	16.26	15.56	15.13	4.5	7.5
Last Trading Day Price – Common Shares	24.20	18.02	30.97	34.3	(21.9)
Last Trading Day Price – Preferred Shares	27.14	19.41	32.88	39.8	(17.5)

(1) Adjusted for corporate events in the periods.

Ratings

Fitch Ratings							
International Scale						National Scale	
Viability	Support	Domestic Currency		Foreign Currency		Domestic Currency	
bb	4	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
		BB	B	BB	B	AAA(bra)	F1+(bra)

Moody´s Investors Service [1]									
Global Scale								National Scale	
Domestic Currency Counterparty		Foreign Currency Counterparty		Deposits - Domestic Currency		Foreign Currency Deposit		Domestic Currency	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba2	NP	Aa1.br	BR-1

S&P Global						Austin Rating	
Global Scale - Issuer Credit Rating				National Scale		National Scale	
Foreign Currency		Domestic Currency		Issuer Credit Rating			
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
BB-	B	BB-	B	brAAA	brA-1+	brAAA	brA-1

(1) In December 2020, there was a change in country ceilings methodology in foreign and local currency, resulting in a rating upgrade of the long-term deposit rating in foreign currency on a global scale, changing from "Ba3" to "Ba2.

Risk Management

We control corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools. We also provide the dissemination of the risk culture to all the employees at every level of the Organization, from business areas to the Board of Directors.

Our risk and capital management structures have policies, standards and procedures, ensuring that our Organization maintains control that is compatible with the nature of its operations and the complexity of its products and services, activities, processes and systems, as well as the extent of its exposure to risk. They also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in decision-making.

The most notable amongst these are: the Integrated Risk Management and Capital Allocation Committee, which aims to advise the Board of Directors on the fulfillment of its duties related to the management policy and to the risk exposure limits policy as well as assure within our scope the fulfillment of the processes, policies, related rules, and regulations and laws applicable to our Organization; and the Risk Committee, whose main purpose is to assess the structure of our risk management and occasionally propose improvements. Both advise the Board of Directors on the performance of its duties in management and control of risks, capital, internal controls and compliance.

Detailed information regarding risk management process, regulatory capital as well as our risk exposures, can be found in the Risk Management Report – Pillar 3, available on the Investor Relations website (bradescori.com.br – Notice to the Market – Risk Management).

Capital Management

We have a department responsible for Capital Management, subordinated to the Controllership Department, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and supporting areas.

Additionally, this governance comprises Commissions and Committees that assist the Board of Directors and the Board of Executive Officers in the decision-making process.

The Capital Management structure, through adequate capital sufficiency planning, aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives of the Organization.

With the implementation of the Capital Management structure, an Internal Capital Adequacy Assessment Process (ICAAP) was established, containing the capital plan, which is used to assess its sufficiency, considering the base and stress scenarios in a prospective vision to identify actions of capital to be adopted for the respective scenarios.

The process of developing this capital plan considers threats and opportunities, market share and development goals, requirement projections based on risks, as well as capital held by our Organization. These projections are established for a minimal period of three years and are constantly monitored and controlled by the Capital Management area.

We have a Recovery Plan that contains actions of capital and liquidity in compliance with Resolution No. 4,502/16.

Information on capital adequacy and sufficiency as well as the instruments mentioned represent fundamental tools in the management and support of the decision-making process.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report and Recovery Plan (No. 4,502/16), available on the Investor Relations website at bradescori.com.br.

The table below shows the historical composition of the Regulatory Capital, of the Risk Weighted Assets and of the Basel Ratio.

	Basel III Prudential Conglomerate								
R$ million	Dec20	Sept20	June20	Mar20	Dec19	Sept19	June19	Mar19	Dec18
Calculation Basis									
Regulatory Capital	135,724	131,903	131,612	120,212	125,275	134,334	130,808	123,412	117,940
Tier I	118,282	112,575	109,692	98,451	100,832	108,818	105,448	98,370	90,322
Common Equity	108,982	103,153	100,328	89,172	91,272	99,031	95,843	88,944	81,090
Shareholders' Equity	143,703	137,461	135,134	129,548	133,723	138,313	133,636	126,674	121,121
Non-controlling/Other	164	184	427	199	106	230	163	152	170
Phase-in arrangements provided for Resolution No 4,192/13	(34,885)	(34,492)	(35,232)	(40,575)	(42,558)	(39,512)	(37,956)	(37,883)	(40,200)
Additional Capital	9,300	9,422	9,363	9,278	9,560	9,787	9,605	9,427	9,232
Tier II	17,442	19,328	21,920	21,761	24,444	25,516	25,359	25,042	27,618
Subordinated Debt (according to Resolution No. 4,192/13)	16,274	18,049	20,665	20,559	21,324	22,280	22,363	21,988	22,417
Subordinated Debt (before Resolution No 4,192/13)	1,168	1,279	1,255	1,202	3,119	3,236	2,996	3,054	5,201
Risk-Weighted Assets (RWA)	**858,693**	**870,814**	**875,011**	**863,208**	**759,051**	**740,183**	**701,776**	**682,635**	**661,616**
Credit Risk	779,589	787,660	786,300	781,319	680,908	659,401	632,615	612,394	598,058
Operational Risk	64,414	64,414	63,720	63,720	64,572	64,572	57,494	57,494	53,151
Market Risk	14,691	18,740	24,990	18,169	13,571	16,210	11,668	12,747	10,407
Total Ratio	**15.8%**	**15.1%**	**15.0%**	**13.9%**	**16.5%**	**18.1%**	**18.6%**	**18.1%**	**17.8%**
Tier I Capital	13.8%	12.9%	12.5%	11.4%	13.3%	14.7%	15.0%	14.4%	13.7%
Common Equity	12.7%	11.8%	11.5%	10.3%	12.0%	13.4%	13.7%	13.0%	12.3%
Additional Capital	1.1%	1.1%	1.1%	1.1%	1.3%	1.3%	1.4%	1.4%	1.4%
Tier II Capital	2.0%	2.2%	2.5%	2.5%	3.2%	3.4%	3.6%	3.7%	4.2%
Subordinated Debt (according to Resolution No. 4,192/13)	1.9%	2.1%	2.4%	2.4%	2.8%	3.0%	3.2%	3.2%	3.4%
Subordinated Debt (before Resolution No 4,192/13)	0.1%	0.1%	0.1%	0.1%	0.4%	0.4%	0.4%	0.4%	0.8%

Minimum Capital Required – Grupo Bradesco Seguros

For companies regulated by SUSEP, the CNSP Resolution No. 321/15 and subsequent amendments set out that corporations should have an adjusted shareholders' equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. According to CNSP Resolution No. 343/16, the ASE is valued economically, and should be calculated based on book shareholders' equity or net assets, considering the accounting adjustments and adjustments associated with changes in economic values. For companies regulated by the ANS, Normative Resolution No. 209/09 and subsequent amendments establish that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital and the solvency margin, except for corporations that have opted for the early adoption of the risk-based capital (RBC), whose RC is equivalent to the highest value between the base capital, the solvency margin and the RBC.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in November 2020 amounted to R$12.5 billion.

Compliance, Ethics and Integrity

The Compliance, Ethics and Integrity Programs include our managers, employees, interns, apprentices, suppliers, business partners and correspondents in Brazil, subsidiaries and companies that are part of our Organization, eliciting our standards of conduct and ethics principles to guide them in their interactions and daily decisions, legitimizing our established policies and internal rules.

The programs are supported in the commitment of Senior Management, as well as codes, policies, standards, procedures, training programs for professionals and controls and seek to mitigate risks and to promptly detect any actions considered as violations of the Code of Ethical Conduct and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate measures and actions. These control mechanisms are subject to constant evaluation and improvement in accordance with current and applicable laws and regulations, following the best market practices.

For matters relating to Compliance, Ethics and Integrity, the Board of Directors and/or the Board of Executive Officers are advised mainly by the Audit, Integrity and Ethical Conduct Committee as well as the Integrated Risk Management and Capital Allocation Committee.

Investor Relations area – IR

The market relations area is responsible for disseminating the information regarding the financial economic performance of the Organization, as well as its governance structure, policies and practices. All this information is available on the bradescori.com.br website, among them, the Economic and Financial Analysis Report, which provides an accurate analysis about the corporate accounting, and Bradesco's Integrated Report – Complementary Version available in June 2020, in which, following the best practices of corporate governance and in a process of continuous evolution in the provision of information with transparency, shows a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to the Bank's information, institutional videos with messages from the Organization's Executives, company presentations, calendar of events, regulatory forms, our strategic positioning and our operational management to face the COVID-19 pandemic and their effects on the economy and on Brazilian society as a whole, among other corporate information are available on the IR website.

Additionally, the market relations area has been working completely remotely and maintaining a constant dialog with the market. In the fourth quarter of 2020, we interacted with 545 national and international investors of 454 funds through conference calls and we also took part in 46 online international conferences, totaling 55 meetings, with the presence of 172 investors from 135 institutional funds.

On November 10, 2020, we held the Bradesco Day for the first time in a virtual way, with the participation of our Board of Directors and Executives. The event was broadcasted live in Portuguese, English and Libras (Brazilian sign language) and the replay is available on our Investor Relations website.

Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, the members of the Board of Directors are elected for a single two-year term of office. It is composed by nine members, three of which are independent and responsible for establishing the corporate strategy and reviewing the business plans and policies, in addition to supervising and monitoring the strategies assigned to the Statutory Board of Executive Officers. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets 6 times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has a Manual and an Annual Calendar of Meetings set by its Chairman. During 2020, in all, 75 meetings were held.

Bradesco has also seven Committees reporting to the Board, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity and Ethical Conduct, Risks, Integrated Risk Management and Capital Allocation; Sustainability and Diversity, and Succession and Appointment committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body of the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Besides the Fiscal Council, we are submitted to an Audit Committee and an Internal Audit, both of which report to the Board of Directors.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment with the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance Section).

Social Actions

Fundação Bradesco

With a broad social and educational program in place for 64 years, Fundação Bradesco operates 40 own schools across Brazil. In 2020, R$680 million benefited 46,321 students in their Schools, in Basic Education (from Kindergarten to Secondary Education and Vocational and Technical Education at Secondary Level), Education for Young People and Adults and Initial and Continuing Training focused on employment and income generation. In addition to a guaranteed free and quality education, students enrolled in the Basic Education system, numbering over 41 thousand, will also receive uniforms, school supplies, meals, medical and dental assistance. With regard to the distance learning system (EaD), 1,890,592 students through the e-learning portal "Escola Virtual" (Virtual School) concluded at least one of the various courses offered in the program, and another 7,470 students benefited from projects and initiatives carried out in partnership with the Educa+Ação as well as from courses and educational and information technology lectures.

Sustainability

Sustainability is among the strategic drivers of the Organization, as we understand that the management of environmental, social and governance ("ESG" or "ASG", in the acronym in Portuguese) issues is fundamental to our survival and growth in a context that is increasingly dynamic and challenging. As we seek to generate shared and long-term value for investors, employees, suppliers, clients and the society, we also contribute to the sustainable development of the country.

Governance: The main decisions and direction of the strategy are conducted by the Sustainability and Diversity Committee, which meets quarterly and has Directors and Executive Officers, including the CEO. The Committee is advised by the Sustainability Committee, composed by officers and managers from different areas. **Strategy:** Our sustainability strategy is structured in six pillars: **Sustainable Business**: The goal is to expand the supply of solutions that promote a more inclusive society and support clients in the transition to a more sustainable economy; **Climate Change:** To ensure that our businesses are prepared for the challenges of climate change through improvements in business management and transparency in relation to climate-related impacts on the Organization; **Customer Relationships:** We aim to serve the client with excellence based on the understanding of their needs in order to contribute to the achievement of their goals; **Diversity**: Bradesco seeks to welcome and promote diversity among its employees and clients, aiming to attract and retain talents, expand the access to career opportunities and adequately serve an increasing range of client profiles; **Innovation**: Ambition to address our strength of innovation, already present in the DNA and in the practices of Bradesco, toward sustainability with the promotion of positive changes in the business and in the relationship with clients; and **Private Social Investment**: As one of the largest private donors in Brazil, we seek to maximize the positive impacts generated from Bradesco's social investment.

Voluntary Commitments: We establish dialogs with various stakeholders and adhere to initiatives and voluntary commitments, such as Global Compact Initiatives, Sustainable Development Goals (SDGs), Equator Principles, Principles for Responsible Investment (PRI), Principles for Sustainable Insurance (PSI), Principles for Responsible Banking (PRB), Women's Empowerment Principles (WEPs), Task force on Climate-related Financial Disclosures (TCFD), Investors for the Climate (IPC), among others.

Climate Strategy and Governance: Our Governance for Climate Change involves operational, executive and strategic levels with the participation of the Board of Directors. Our strategy for the subject involves four fronts: (i) to reduce and mitigate the greenhouse gas emissions generated by our operations and manage the exposure of our structures to climate-related risks; (ii) to integrate the risk assessment and climate-related opportunities in the management of business; (iii) to offer financial solutions that promote the lowest generation of carbon and climate resilience; and (iv) to promote the engagement and awareness on the theme with stakeholders.

Eco-efficiency Management: We are running the third Cycle of the Bradesco's Eco-efficiency Master Plan (2019-2021), which sets goals and projects to reduce the consumption of resources, such as water and energy, and the generation of waste and greenhouse gas emissions. Part of their goals (energy consumption, inland fleet and air fleet) are aligned to the levels of ambition envisaged in the

Paris Agreement to limit global warming in up to 2°C, in accordance with the sector-level tools indicated by the Science-based Targets Initiative (SBTi).

Carbon offset in operations: We also committed to offset 100% of greenhouse gas emissions (carbon equivalents) generated by the Organization's operations from 2019 onwards, being the first major Brazilian bank to fulfill such a level of carbon offset. This means, for example, neutralizing the carbon generated from carrying money and bank notes, to transporting all employees.

Renewable energy: In 2020, we committed to having 100% of the operations of Bradesco supplied by renewable energy. With the implementation of this initiative, we started 2021 as one of the first major financial institutions in the world to complete this transition.

Partnership for Carbon Accounting Financials (PCAF): Bradesco was the first bank to join the PCAF, an international collaboration between financial institutions to develop a methodology to measure and disclose the carbon emissions generated by the activities funded and invested by the institutions.

***Plano Amazônia* (Amazon Plan)**: Bradesco, Itaú and Santander, in an unprecedented initiative, joined forces to launch an integrated plan with 10 concrete measures to foster the sustainable development of the Amazon. Initiatives in the areas of sustainable cultures, bioeconomics, land regularization and meatpacking sector were prioritized in 2020 and are being developed by the banks.

***Coalizão Brasil Clima, Florestas e Agricultura* (Brazil Climate, Forests and Agriculture Coalition):** Bradesco became a signatory of the Coalition with the goal of participating with other companies and organizations of civil society in the promotion of policies and actions that boost Brazil towards a sustainable, low-carbon and inclusive economy.

Issuance of Security linked to ESG criteria: In December, Bradesco issued its first ESG security, with a sum of R$1.2 billion. The resources will be used to fund projects that contribute towards the transition to a less carbon-intensive economy in areas of renewable energy, energy and operating efficiency, clean transport and sustainable buildings. The security follows international references of management for financial instruments with bias of sustainability and has an independent opinion. The disbursements and positive impacts generated will be monitored and published annually by the bank.

Performance: Maintaining the trajectory of evolution of the ESG performance, Bradesco was recognized with the fifth overall position among the banks listed in the Dow Jones Sustainability Index 2021 – becoming the Brazilian bank with the best performance in the index. We also reached the concept of "A-" (leadership) in climate management in the evaluation of the CDP and we received an upgrade to the AA rating in the MSCI Sustainability Index.

Transparency and Disclosure: In the last year, we advanced in the reporting of our ESG performance, highlighting the alignment with the guidelines of the SASB (Sustainability Accounting Standards Board) and advances in response to the recommendations of the TCFD. For more information, please visit our Investor Relations website (bradescori.com.br).

The Organization is contributing actively to overcome this pandemic, taking care of employees and clients as well as intensifying the commitment with society. In this section, we present a series of actions taken to combat the pandemic.

Maintaining the health and well-being of our employees

- Information content about COVID-19 with guidance on hygiene and health care through media and Bradesco Saúde booklet
- Communication about care with physical and mental health in various formats: email marketing, mobile messaging, content on the corporate portal, advisory material in the dependencies (posters and banners) and internal newsletters
- Immediate leave for risk groups, trainees and apprentices (for an indefinite term)
- Flexible hours
- Alternation of teams
- Anticipation of the 13th salary
- Anticipation of the internal flu vaccination campaign
- Exclusive Center of Bradesco Saúde for remote medical care available to employees and family members in cases of the COVID-19
- Free serological examination (partnership with Fleury for serological testing in company and in laboratory units to all the employees of the Organization)
- Free supply of cloth masks and face shield
- Viva Bem (Living Well) Program: Exclusive Coronavirus content on the corporate portal (announcements, guidelines, videos and step by step) and protocol of monitoring and clarification of doubts by health professionals offered to employees and family members with symptoms of the COVID-19
- Support, advice and coaching from HR psychologists to support employees and their family members in emotional issues related to social isolation and the current scenario of the pandemic
- Provision of the self-cleaning kit (additional cleaning kit for sanitation)
- Increase of the spacing in the work environment
- Vem Pra Pista online: to encourage the transformation of health through physical activity and provide quality of life to employees and dependents, we offer free lessons online
- Compliance with Decree No. 20 of the Ministry of Finance/Special Secretariat for Social Security and Labor on measures to be observed aiming at the prevention, control and mitigation of the risks of transmission of the COVID-19 in work
- Video with Dr. Talita Almeida, occupational health doctor and manager of the Bradesco Well Being and Quality of Life Program interviewing doctors David Uip (Infectologist) and Ricardo Amaral (Psychiatrist). On the agenda: details about care and prevention of the COVID-19, in addition to the emotional impacts related to social isolation
- Digital booklet to raise awareness regarding prevention on holidays and end-of-year celebrations. We share tips on health care, through email marketing and a booklet available on the Corporate Portal

Intensification of Home Office

83% of the associated companies and staff

27% of the Branch staff on a rotation basis

Closer than ever, even from a distance

Daily *and transparent* ***communication*** *with our greatest strength:* ***People.***

Disclosure of videos of Executives *with incentives to the approximation of teams and reports about the positioning of the Organization.*

Health and Well-Being Care and Information Security: *internal campaigns and media with guidelines on the use of VPN and best working practices at home.*

LIVE OFFICE Bradesco*: videos of employees sharing home office experiences.*

Bradesco Family Live Stream*: unprecedented and important moment to strengthen the relationship between the employees and the Chairman of the Board and CEO.*

Corporate University (UNIBRAD): *New options of digital content of free access to employees on the external platform.*

English online *for all employees and interns.*

Pop ups on business computers*: reinforcing the healthy life style for employees.*

Podcasts: *about care with physical and mental health.*

bradesco

Governance, Policies and Risks

We have adjusted the Bradesco policies and governance for the time in which we are living in.

Credit Policy – In relation to our credit policies, **our main focus remains on supporting our clients** with the appropriate assessment of risks. We have mapped our exposures to sectors and businesses with greater fragility and we have maintained a constant line of communication with businesses through our relationship teams. We have kept the **teams of credit recovery 100% active,** focused on seeking solutions for clients who require them. We have incorporated **the new risk variables of the current scenario** into our credit models in order to properly assess the situation.

Capital and Liquidity – Our ability to support clients is related to the maintenance of our strength. We remain with a **solid capital base and adequate and robust liquidity margin** to meet the needs of clients, as well as business sustainability. In addition, the measures implemented by the Central Bank of Brazil in 2020 (especially in the second and third quarters) favored even more the solvency of capital and liquidity of the system. We use, in the normal course of our operations, funds resulting from these measures, including originating loan operations in higher volumes than those provided by the Central Bank of Brazil.

Governance of Risks – We have constantly monitored and adjusted the **operational and risk appetite limits** by promoting the review and prompt adaptation of the scenarios to the current context. In addition to our internal monitoring activities, a refined and well-structured monitoring of relevant suppliers of the Organization was established to ensure that the continuity strategies adopted by the companies correspond to the needs of our processes, maintaining our deliveries to clients.

Supporting and assisting our clients

Individuals

- **Extension up to 90 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days, with the **interest rate of the original contract** maintained
- Unification of the lines of personal loan into a new contract, with **a grace period of up to 90 days for the first installment** and term of **up to 6 years,** which may release an additional value
- **Financial Reorganization** credit that allows the client to negotiate the loans and account limits in a single operation, facilitating the control of the budget. **Grace period of up to 90 days** for the payment of the first installment and term of **up to 6 years**
- New resources with special conditions in personal and payroll-deducted loans with a grace period of up to 90 days to start paying

Real Estate Financing

- **Extension up to 60 days of payment of installments** of real estate financing for clients up-to-date with the **interest rate of the original contract** maintained

Companies

SMALL AND MEDIUM-SIZED ENTERPRISES

- **Payroll financing** through the Emergency Employment Support Program (PESE), with 6 months for maturity of the first installment, term of 30 months for payment with interest rates of 0.31% p.m.
- **Payroll financing (Bradesco funding)** with 6 months for maturity of the first installment, term of 30 months for payment with interest rates of 0.65% p.m.
- **PRONAMPE** (National Program for the Support of Micro and Small Businesses) is a line of emergency credit (through the guarantee of the FGO – Operations Guarantee Fund), to strengthen small businesses and to maintain jobs. SELIC rate +1.25% p.a. (floating rate) and term of 36 months with grace period of 6 months and term of 30 months for payment
- **Working Capital GIF –** Guaranteed Investment Fund, managed by the BNDES (PEAC – Emergency Credit Access Program) with grace period from 6 to 12 months for the payment of the first installment and term from 24 to 60 months
- **Extension up to 120 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days with **the interest rate of the original contract maintained** after the recalculation of installments
- **Financial Reorganization** allows the reorganization of loans, financing and account limits in a single operation, facilitating the control of the budget with grace period of up to 90 days for the payment of the first installment and term of up to 72 months
- **Unification of Loans** allows the combination of Working Capital (without guarantee or with a surety guarantee), Giro Empresarial (Corporate Working Capital) and Giro Fácil (Easy Working Capital) paid on time or overdue in up to 59 days, including a grace period of up to 90 days for the payment of the first installment and term of up to 72 months
- **New Resources:** Working Capital with a grace period of up to 180 days for the payment of the first installment and term of up to 72 months

LARGE CORPORATE

- **Payroll financing** (Bradesco funding) with 6 months for maturity of the first installment, term of 30 months for payment with interest rates from 0.55% p.m.
- **Extension up to 120 days of payment of installments** of loans and financing for clients up-to-date or in arrears in up to 59 days with **the interest rate of the original contract maintained** after the recalculation of installments

IMPORTANT: on the institutional website (banco.bradesco/aguentefirme) information is available on the modalities of emergency actions, keep in mind that **they are subject to the credit analysis and to other conditions of products**

Service Channels – agility, flexibility and efficiency

Our digital channels have a fundamental role in serving our clients in this time of crisis. We observed an expansion in the number of clients using these digital channels to perform their banking activities and a significant increase in transactions using internet banking and mobile.

98% of the transactions are made through Digital Channels

89% are concentrated on Mobile and the Internet

Agility in the Implementation – We were quite agile in **implementing the measures approved by the Government.** Since March 30, 2020, the service channels have been adapted to capture the requests of extensions of contracts. In addition, the new payroll financing was made available to clients on the first working day after the official regulations of the product by the Central Bank of Brazil, with pre-approved limit for loans made through the Net Empresa channel, with financing in 36 months. Bradesco was chosen as a facilitating agent of the payment of the Emergency Aid Program – the program is a benefit granted by the Federal Government, processed by Caixa Econômica Federal, in order to financially protect **informal workers, individual micro-entrepreneurs (MEI), self-employed** and the **unemployed** during the coronavirus pandemic. We also changed the rules of spread payment and renegotiation of debts of the corporate credit card, facilitating the budget of companies.

Intensification of the Communication – We strengthen communication with our clients by sending SMS and Messages via App about **the availability** and **the use of digital channels, as well as new features and products available**.

We created a dedicated responsive page to disclose information of assistance, like the new opening hours, and to provide smoother journeys for the extension of loans without the need for people to go to the branch. Through the banco.bradesco/coronavirus website, it is possible to obtain information, extend loans and start the journey of installation and activation of the Bradesco App. The extension of loans, in particular, can also be accessed once log in is made to the area of the account on Bradesco App. In addition, we made the deadlines and conditions flexible in credit lines, renegotiation of debts and credit card to assist our clients in this moment of pandemic. You can find this on the banco.bradesco/aguentefirme website.

Remote Branches – **We enabled 36 thousand account managers equipped and ready to conduct business and transactions**, offering advice to clients via audio or video conference by monitoring of clients' financial life as well as supporting them with credit and lengthening of debt maturity.

Branches – **Our branches are working in all locations where it is permitted**, with differentiated opening hours to elderly and high-risk group, with the teams working in shifts. **We have intensified the cleansing and strengthened the access control to maintain distance between the people**.

Commitment to Society

The following are the actions that we performed for the benefit of society.

Social Donations:

- In a moment of concern and challenges to overcome the pandemic of the novel coronavirus, we offered assistance, in partnership with other banks, for the acquisition and donation of 5 million kits for quick tests application, 30 CT scanners, 30 PCR machines for real-time diagnosis and 15 million masks to directly assist the Ministry of Health and State Health Departments.
- We also cooperated in strategic partnerships with companies and organizations in the health area by making other donations, among them:
  - Donation of 26 thousand tests that were primarily directed to health care professionals made in cooperation with other companies;
  - Reform, acquisition of equipment and acclimatization of ICU beds in hospital and Santa Casa;
  - Support to scientists of the Escola Politécnica da Universidade de São Paulo (Polytechnic School/USP) in the production of low-cost ventilators;
  - 150 thousand basic food baskets to meet municipal communities;
  - Activation of ICU beds of the Hospital Universitário Clementino Fraga Filho (HUCCF);
  - Construction of the Field Hospital in Leblon – Rio de Janeiro (RJ) and Salvador (BA);
  - Acquisition of tests for the COVID-19 (reimbursement to Fleury for direct costs of 25,900 diagnostic exams);
  - Adoption of ICU beds in a hospital ward of the Hospital das Clínicas (HCFMSUP) intended for Hematological-oncology patients; and
  - Support to the plant adequacy project for vaccine production (COVID-19 and others) inside Instituto Butantan.

Other Actions:

- Bradesco has formed a consortium with eight other banks associated with Febraban to ensure the acquisition of 4,800 ventilators by the Ministry of Health.

For more information on our actions related to the coronavirus, please visit: www.bradesco.com.br/coronavirus

In R$ million (unless otherwise stated)	4Q20	3Q20	2Q20	1Q20	4Q19	3Q19	2Q19	1Q19	4Q18
Income Statement for the Period									
Recurring Net Income	6,801	5,031	3,873	3,753	6,645	6,542	6,462	6,238	5,830
Net Interest Income	16,657	15,288	16,684	14,499	15,428	14,773	14,468	14,087	14,774
Clients Portion	13,219	12,794	13,163	12,964	12,983	12,503	12,185	11,960	11,884
Net Clients Portion of Expanded ALL	8,651	7,206	4,273	6,256	9,002	9,167	8,698	8,356	8,098
Expanded ALL	(4,568)	(5,588)	(8,890)	(6,708)	(3,981)	(3,336)	(3,487)	(3,604)	(3,786)
Fee and Commission Income	8,717	8,121	7,626	8,283	8,829	8,423	8,280	8,074	8,434
Administrative and Personnel Expenses	(11,483)	(11,724)	(11,459)	(11,757)	(12,660)	(12,434)	(12,123)	(11,809)	(10,619)
Income from Insurance, Pension Plans and Capitalization Bonds	2,281	3,131	3,778	2,931	3,900	3,473	3,594	3,826	3,542
Statement of Financial Position									
Total Assets	1,644,804	1,659,687	1,571,407	1,486,358	1,409,305	1,404,664	1,412,294	1,388,429	1,386,010
Securities	693,467	683,060	669,338	656,719	657,504	649,080	650,112	630,310	658,501
Expanded Loans Portfolio	686,968	664,414	661,115	655,094	623,044	594,817	575,302	559,820	542,741
- Individuals	260,258	243,404	236,004	239,214	233,079	222,036	210,103	200,198	193,835
- Companies	426,711	421,010	425,111	415,880	389,966	372,781	365,198	359,622	348,905
Allowance for Loan Losses (ALL)	(45,339)	(44,894)	(43,209)	(40,466)	(36,796)	(36,142)	(36,860)	(36,987)	(35,084)
Total Deposits	551,353	526,540	495,873	402,205	368,948	338,911	332,074	326,674	342,879
Shareholders' Equity	143,703	137,461	135,134	129,548	133,723	138,313	133,636	126,674	121,121
Assets under Management	2,508,295	2,474,764	2,364,472	2,252,994	2,259,133	2,255,680	2,231,331	2,205,050	2,181,893
Performance Indicators (%)									
Recurring Net Income per Share (in 12 month) - R$ (1)	2.20	2.18	2.36	2.65	2.93	2.84	2.72	2.57	2.44
Book Value per Common and Preferred Share - R$ (1)	16.26	15.56	15.29	14.66	15.13	15.65	15.12	14.34	13.71
Recurring Net Income per Share	0.77	0.57	0.44	0.42	0.75	0.81	0.80	0.78	0.73
Dividends/Interest on Shareholders' Equity – Common Share (net of tax)	0.17	0.13	0.10	0.11	1.02	0.21	0.21	0.21	0.18
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax)	0.19	0.14	0.11	0.12	1.12	0.23	0.23	0.23	0.22
Annualized Return on Average Equity (2)(3)	14.8	12.9	11.8	11.7	20.6	20.5	20.6	20.5	19.0
Annualized Return on Average Assets (3)	1.2	1.1	1.0	1.0	1.8	1.8	1.8	1.8	1.6
Fixed Asset Ratio	30.1	33.1	32.6	35.5	38.3	33.7	34.4	35.3	36.3
Combined Ratio - Insurance (4)	95.5	86.0	74.5	83.6	84.2	84.4	84.5	80.3	80.8
Efficiency Ratio (ER) (5) (6)	46.3	47.2	47.8	49.1	49.0	49.5	49.4	49.5	49.6
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (5)	80.6	79.3	77.8	77.9	77.8	78.1	79.3	80.4	81.0
Market Capitalization - R$ million (7)	226,778	165,343	175,191	158,941	282,075	261,708	285,870	270,349	242,606
Loan Portfolio Quality (Bacen) - R$ million (unless otherwise stated)									
ALL / Loan Portfolio (%)	8.9	9.2	9.0	8.5	8.1	8.2	8.6	8.8	8.6
Non-performing Loans (> 60 days / Loan Portfolio) (%)	2.9	2.7	3.6	4.6	4.2	4.3	4.1	4.0	4.3
AA - C Rated Loans / Loans (%)	88.7	87.9	89.7	90.3	90.4	90.1	89.6	89.3	89.5
D-rated Loans / Loans (%)	3.6	4.2	2.5	1.8	1.8	2.0	2.5	2.5	2.3
E-H rated Loans / Loans (%)	7.7	7.9	7.8	7.8	7.8	7.9	9.5	9.5	8.2
D-rated loans	18,434	20,361	11,745	8,817	7,997	8,841	9,239	9,169	9,413
Provision for D-rated loans	4,901	5,386	2,812	2,194	1,947	1,978	1,426	1,414	1,468
Provision / D-rated loans (%)	26.6	26.5	23.9	24.9	24.3	22.4	15.4	15.4	15.6
D-H rated Non-Performing Loans	17,355	15,716	18,394	23,845	20,337	20,946	19,711	19,535	19,815
Total Provision / D-H-rated Non-performing Loans (%)	261.2	285.7	234.9	169.7	180.9	172.5	187.0	189.3	177.1
E-H Rated Loans	39,336	38,926	37,410	37,387	35,318	34,900	35,455	35,589	33,636
Provision for E-H rated loans	32,492	32,211	32,533	30,419	29,133	28,983	32,547	32,759	30,894
Provision / E-H rated loans (%)	82.6	82.8	87.0	81.4	82.5	83.0	91.8	92.0	91.8
E-H rated Non-Performing Loans	14,125	12,993	15,541	20,070	17,294	18,257	16,772	16,772	17,228
Total Provision / E-H-rated Non-performing Loans (%)	321.0	345.5	278.0	201.6	212.8	198.0	219.8	220.5	203.6
Delinquency Ratio (> 90 days / Loan Portfolio) (%)	2.2	2.3	3.0	3.7	3.3	3.6	3.2	3.3	3.5
Coverage Ratio (> 90 days) (%)	402.8	398.2	299.5	227.9	244.9	225.5	267.2	269.2	245.3
Coverage Ratio (> 60 days) (%)	310.6	337.4	249.8	184.2	193.6	188.5	209.3	220.2	201.6

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(2)** It excludes the asset evaluation adjustments recorded under the Shareholders' Equity; **(3)** Year-to-Date Recurring Net Income; **(4)** It excludes additional reserve; **(5)** In the last 12 months; **(6)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and commission income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(7)** Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period.

Consolidated Balance Sheet – Bradesco

R$ million	Dec20	Sept20	Dec19	Variation % Dec20 x Sept20	Variation % Dec20 x Dec19
Assets					
Cash and due from banks	23,598	25,971	19,202	(9.1)	22.9
Financial instruments	1,526,365	1,536,430	1,302,835	(0.7)	17.2
Interbank investments	190,587	220,624	58,214	(13.6)	227.4
Compulsory deposits with the Brazilian Central Bank	83,759	81,310	90,622	3.0	(7.6)
Securities	667,722	649,799	643,275	2.8	3.8
Derivative Financial instruments	25,745	33,261	14,229	(22.6)	80.9
Loans	446,010	432,915	376,681	3.0	18.4
Other financial instruments	112,542	118,521	119,814	(5.0)	(6.1)
Leases	2,646	2,772	2,857	(4.6)	(7.4)
Provision for Expected Credit Loss Associated with Credit Risk	(45,339)	(44,894)	(36,796)	1.0	23.2
Loans	(42,358)	(42,014)	(33,562)	0.8	26.2
Leases	(70)	(58)	(160)	20.7	(56.3)
Other receivables	(2,911)	(2,822)	(3,074)	3.2	(5.3)
Deferred tax assets	85,734	89,850	68,088	(4.6)	25.9
Investments in associates and Jointly Controlled Entities	1,786	1,238	1,952	44.3	(8.5)
Premises and equipment	21,838	21,737	20,688	0.5	5.6
Intangible Assets	40,471	38,501	36,705	5.1	10.3
Depreciation and Amortization	(36,257)	(35,488)	(31,748)	2.2	14.2
Premises and equipment	(11,896)	(11,750)	(10,527)	1.2	13.0
Intangible Assets	(24,361)	(23,738)	(21,221)	2.6	14.8
Other assets	27,583	26,193	27,483	5.3	0.4
Impairment of Assets	(3,621)	(2,623)	(1,961)	38.0	84.7
Total	1,644,804	1,659,687	1,409,305	(0.9)	16.7
Liabilities					
Deposits and Other Financial Instruments	1,137,526	1,164,279	925,321	(2.3)	22.9
Deposits from banks	314,826	337,766	272,794	(6.8)	15.4
Deposits from customers	548,924	524,312	366,795	4.7	49.7
Securities issued	145,017	154,003	170,743	(5.8)	(15.1)
Subordinated debt	53,246	54,107	49,314	(1.6)	8.0
Derivative financial instruments	17,408	24,346	13,826	(28.5)	25.9
Other liabilities	58,105	69,745	51,849	(16.7)	12.1
Provision	321,428	316,650	312,280	1.5	2.9
Insurance technical provisions and pension plans	284,606	279,186	274,765	1.9	3.6
Other reserves	36,822	37,464	37,515	(1.7)	(1.8)
Deferred income tax	7,993	7,032	8,107	13.7	(1.4)
Other liabilities	32,458	32,421	28,062	0.1	15.7
Total liabilities	1,499,405	1,520,382	1,273,770	(1.4)	17.7
Shareholders' Equity					
Shareholders' Equity Attributed to Controlling Shareholders	143,703	137,461	133,723	4.5	7.5
Non-controlling interest	1,696	1,844	1,812	(8.0)	(6.4)
Shareholders' Equity Total	145,399	139,305	135,535	4.4	7.3
Total	1,644,804	1,659,687	1,409,305	(0.9)	16.7

R$ million	Dec20	Sept20	Dec19	Variation % Dec20 x Sept20	Variation % Dec20 x Dec19
Assets					
Current and Long-Term Assets	**331,888**	**324,838**	**318,254**	**2.2**	**4.3**
Securities	319,711	312,819	306,876	2.2	4.2
Insurance Premiums Receivable	4,107	3,938	3,915	4.3	4.9
Other Loans	8,070	8,081	7,464	(0.1)	8.1
Permanent Assets	**7,592**	**7,006**	**7,630**	**8.4**	**(0.5)**
Total	**339,480**	**331,844**	**325,885**	**2.3**	**4.2**
Liabilities					
Current and Long-Term Liabilities	**300,876**	**290,749**	**286,520**	**3.5**	**5.0**
Technical provisions for insurance, pension plans and capitalization bonds	284,606	279,186	274,765	1.9	3.6
Tax, Civil and Labor Contingencies	2,589	2,689	2,577	(3.7)	0.5
Payables on Insurance, Pension Plan and Capitalization Bond Operations	1,122	1,599	657	(29.8)	70.8
Other liabilities	12,559	7,275	8,521	72.6	47.4
Non-controlling Interest	**812**	**801**	**752**	**1.3**	**8.0**
Shareholder's Equity	**37,792**	**40,293**	**38,614**	**(6.2)**	**(2.1)**
Total	**339,480**	**331,844**	**325,885**	**2.3**	**4.2**

Analytical Breakdown of Statement of Income

Managerial vs. Recurring – 4Q20 vs. 3Q20

bradesco

R$ million	Fourth Quarter of 2020				Third Quarter of 2020			
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Recurring Income Statement (3)
Net Interest Income	**21,650**	**(4,993)**	**-**	**16,657**	**17,637**	**(2,349)**	**-**	**15,288**
Expanded ALL	(4,294)	(274)	-	(4,568)	(5,409)	(179)	-	(5,588)
Gross Income from Financial Intermediation	**17,356**	**(5,267)**	**-**	**12,089**	**12,228**	**(2,528)**	**-**	**9,700**
Income from Insurance, Pension Plans and Capitalization Bonds	838	1,443	-	2,281	2,130	1,001	-	3,131
Fee and Commission Income	8,637	80	-	8,717	8,038	83	-	8,121
Operating Expenses	(14,535)	1,129	1,923	(11,483)	(15,092)	2,135	1,233	(11,724)
Personnel Expenses	(5,005)	(129)	-	(5,134)	(4,754)	(146)	-	(4,900)
Other Administrative Expenses	(5,365)	1	-	(5,364)	(5,040)	5	-	(5,035)
Other Operating Income / Expenses	(4,165)	1,257	1,923	(985)	(5,298)	2,276	1,233	(1,789)
Tax Expenses	(2,175)	196	-	(1,979)	(1,843)	(74)	-	(1,917)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	47	-	-	47	31	-	-	31
Operating Income	**10,168**	**(2,419)**	**1,923**	**9,672**	**5,492**	**617**	**1,233**	**7,342**
Non-Operating Income	(382)	78	225	(79)	(37)	53	-	16
Single Allowance - Collective Agreement (4)	-	-	-	-	(170)	-	-	(170)
Income Tax / Social Contribution and Non-controlling Interest	(4,322)	2,341	(811)	(2,792)	(1,091)	(670)	(396)	(2,157)
Net Income	**5,464**	**-**	**1,337**	**6,801**	**4,194**	**-**	**837**	**5,031**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$(2,019) million in the 4Q20 and R$743 million in the 3Q20; and in the 4Q20 includes the reallocation in the amount of R$91 million (R$214 million in the 3Q20) on the Net Interest Income and Expanded ALL items, related to the effects of the operation for the sale of financial assets (loan assignment); **(3)** It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period; and **(4)** In note 4 – Balance Sheet and Managerial Statement of Income, the value of the Single Allowance – Collective Agreement is allocated in the line of Personnel Expenses.

Analytical Breakdown of Statement of Income
Managerial vs. Recurring – 12M20 vs. 12M19

R$ million	12M20 Managerial Income Statement [1]	12M20 Reclassifications [2]	12M20 Non-Recurring Events	12M20 Recurring Income Statement [3]	12M19 Managerial Income Statement [1]	12M19 Reclassifications [2]	12M19 Non-Recurring Events	12M19 Recurring Income Statement [3]
Net Interest Income	**54,618**	**8,510**	**-**	**63,128**	**69,953**	**(11,197)**	**-**	**58,756**
Expanded ALL	(25,268)	(486)	-	(25,754)	(18,891)	(4)	4,487	(14,408)
Gross Income from Financial Intermediation	**29,350**	**8,024**	**-**	**37,374**	**51,062**	**(11,201)**	**4,487**	**44,348**
Income from Insurance, Pension Plans and Capitalization Bonds	8,100	4,021	-	12,121	8,968	5,825	-	14,793
Fee and Commission Income	32,428	319	-	32,747	33,335	271	-	33,606
Operating Expenses	(57,231)	6,914	3,894	(46,423)	(69,126)	8,660	11,440	(49,026)
Personnel Expenses	(19,621)	(567)	-	(20,188)	(24,793)	(700)	3,726	(21,767)
Other Administrative Expenses	(20,541)	94	-	(20,447)	(21,407)	-	-	(21,407)
Other Operating Income / Expenses	(17,069)	7,387	3,894	(5,788)	(22,926)	9,360	7,714	(5,852)
Tax Expenses	(6,590)	(1,229)	-	(7,819)	(7,387)	4	-	(7,383)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	115	-	-	115	297	-	-	297
Operating Income	**6,172**	**18,049**	**3,894**	**28,115**	**17,149**	**3,559**	**15,927**	**36,635**
Non-Operating Income	(482)	180	225	(77)	(509)	541	-	32
Single Allowance - Collective Agreement [4]	(170)	-	-	(170)	-	-	-	-
Income Tax / Social Contribution and Non-controlling Interest	11,026	(18,229)	(1,207)	(8,410)	5,942	(4,100)	(12,622)	(10,780)
Net Income	**16,546**	**-**	**2,912**	**19,458**	**22,582**	**-**	**3,305**	**25,887**

(1) For more information, please check note 4 – Balance Sheet and Managerial Statement of Income in the "Complete Financial Statements" chapter of this report; **(2)** It includes reclassifications in items from the statement of income which do not affect the Net Income, but allow a better analysis of business items, highlighting the hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which, in terms of Net Income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$19,443 million in 12M20 and R$1,555 million in the 12M19; and in 12M20 includes the reallocation in the amount of R$855 million (R$2,109 million in 12M19) on the Net Interest Income and Expanded ALL items, related to the effects of the operation for the sale of financial assets (loan assignment). As of 1Q20, it includes new managerial reclassifications due to the implementation of Circular No. 3,959/19, which does not change the composition of the recurring statement of income; **(3)** It refers to the Managerial Statement of Income[1] with the reclassifications between items, which do not affect the Net Income, and without non-recurring events of the period; and **(4)** In note 4 – Balance Sheet and Managerial Statement of Income, the value of the Single Allowance – Collective Agreement is allocated in the line of Personnel Expenses.

Independent Auditor's Report

Independent Reasonable Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

To
Shareholders and the Board of Directors of
Banco Bradesco S.A.
Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the process of compilation and presentation of the consolidated supplementary financial information of Banco Bradesco for the year ended December 31, 2020, in the form of reasonable assurance conclusion based on our work, described in this report, the process of compilation and presentation of the consolidated supplementary accounting information included in the Report on Economic and Financial Analysis is presented, in all material respects, in accordance with the information mentioned in the paragraph "Criteria for the preparation of consolidated supplementary accounting information" paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for the process of compilation and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the process of compilation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a reasonable assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a reasonable assurance about whether we did not become aware of any fact that could lead us to believe that the process of compilation and presentation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not in accordance, in all material respects, to the information referred to in the "Criteria for preparing the supplementary accounting information" paragraph.

The procedures selected were based on our understanding of the process of compilation and presentation of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Independent Reasonable Assurance Report on the process of compilation and presentation on the Consolidated Supplementary Accounting information included within the Economic and Financial Analysis Report

In making those risk assessments, we have considered internal controls relevant related to the process of compilation and presentation of the consolidated supplementary accounting information in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Bradesco's internal control over the process of compilation and presentation of the consolidated supplementary accounting information. Our engagement also includes the assessment of the reasonableness of the consolidated supplementary accounting information, the appropriateness of the criteria applied by Bradesco in the compilation of such information included in the consolidated supplementary accounting information and the procedures and estimates used by Bradesco in the overall presentation of the consolidated supplementary accounting information. The reasonable assurance level is less than an audit.

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for preparing the consolidated supplementary accounting information

The consolidated supplementary accounting information disclosed in the Report on Economic and Financial Analysis for the year ended December 31, 2020 were compiled by the Management of Bradesco, based on the information contained in the consolidated financial statements as of December 31, 2020 and the accounting information adjusted to criteria described in Note 4 of such consolidated financial statements, in order to facilitate additional analyzes, without, however, being part of the consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has been formed on the basis of and is limited to the matters outlined in this report.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. In our opinion, the consolidated supplementary accounting information included within the Economic and Financial Analysis Information Report were compiled, in all material respects, in accordance with the information referred to in the "Criteria for preparing the consolidated supplementary accounting information" paragraph.

Osasco, February 03, 2021

KPMG

KPMG Auditores Independentes
CRC SP-028567/F

Original report in Portuguese signed by

André Dala Pola
Accountant CRC 1SP214007/O-2

(This page has been left blank intentionally).

Consolidated Financial Statements

2020

bradesco

Dear shareholders,

2020 was a year like no other. Marked by the COVID-19 pandemic, which put us to the test, it became one of the most challenging moments in our history. The adversities of the period provided opportunities that have, once again, made us reinvent ourselves under the gaze of innovation and evolution.

However, we have preserved our tradition of serving our clients well, strengthening the brand and renewing our vocation of partnership, I would even say more than that, of a relationship of trust with Brazilians, the entrepreneurs and Brazil. Together, we seek to overcome challenges in the most difficult moments.

The world is no longer the same, but with resilience and dedication, we will contribute to the building of a much better future.

We ended the year grateful and hopeful towards the one that is beginning: a 2021 full of possibilities and dreams. From here on, we will begin a new journey.

May the world shine once again!

I invite everyone to see the summary of our results during the year.

Enjoy the reading!

Cidade de Deus, February 3, 2021

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

Dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the period ended on December 31, 2020, in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Central Bank of Brazil.

1. Economic comment

The second half of 2020 was a period of recovery for the Brazilian economy. This process, highlighted in indicators related to production, demand, trust and generation of jobs has been consistent, reflecting the adoption of stimuli. In some cases, recent data has pointed to levels even higher than those observed before the pandemic. At the same time, expectations for 2021 remain quite favorable, with the beginning of vaccination in the country and the resumption of the agenda of structural reforms.

The National Financial System continues working effectively and sustainably expanding the credit, both for families and for businesses, helping them to overcome the difficulties caused by the pandemic. The maintenance of the government expenses ceiling and public debt and the signaling, on the part of the authorities, of declining trajectories of government debt should actively contribute towards the gradual process of normalization of the monetary policy that is expected. In the environment returning to normality in the global economy, Brazil tends to be benefited by the reduced aversion to risk.

In the global scenario, the economic activity in the major economies has also recovered, despite the recent upsurge of the pandemic in some developed countries. This process of resumption should continue on course, favored by the beginning of the vaccination in several regions, political transition in the USA and by the continued expansion of the Chinese economy.

2. Highlights of the year

- **Issuance of the First Financial Bill with Sustainability Criteria:** The security issued in December 2020 followed the Framework of Climate Finance and raised R$1.2 billion to finance assets that support the transition toward a less carbon-intensive economy;
- **BAC Florida Bank**: All regulatory authorizations were obtained for the acquisition, by Bradesco, of 100% of the share capital of BAC. The contract for the Purchase of Shares for acquisition of BAC Florida Bank, BAC Florida Investments Corp. and BAC Global Advisors, was signed in May 2019;
- **BITZ Serviços Financeiros S.A.**: Start of operations of the new company of the Bradesco Organization, which operates in the Brazilian market of Digital Wallets and Payment Accounts. Through BITZ, clients can store money, make payments – including via QR Code, cash transfers, top-ups, receipts and online purchases. Thus, Bradesco now has an even more complete portfolio and reaffirms its commitment to digital presence;
- Bradesco has joined the **Partnership for Carbon Accounting Financials – PCAF**, an international collaboration between banks, investors and fund managers with a focus on developing methodologies for measuring and disclosing carbon emissions generated by the activities funded by institutions. With this, we have become the first Brazilian bank to take part in the initiative; and
- **Fifth global position in the Dow Jones Sustainability Index:** Bradesco has achieved the best performance among Brazilian banks present in the index and reached the fifth position among the more than 250 banks evaluated globally.

3. Results for the year

In 2020, we recorded a book net income of R$16.5 billion, equivalent to R$1.78 per common share and R$1.96 per preferred share, with an annualized return on average equity of 12.5%. The annualized return on average total assets was 1.1%.

In terms of Interest on Shareholders' Equity, in gross values, we directed R$5.5 billion to the shareholders, paid on a monthly, intermediary and supplementary basis. Thus, R$0.66 (R$0.56 net of withheld Income Tax), were assigned, which include the additional 10% for each preferred share regarding the common shares, and R$0.60 (R$0.51 net of withheld Income Tax) for each common share. In 2020, we recorded a gross payout of 35.3% of the fiscal year book income (30.0% net of withheld Income Tax).

Over the year, taxes and contributions, including pensions, paid or provisioned, reached R$23,505 billion, of which 39.9% is related to taxes withheld and collected from third parties, and 60.1% calculated based on the activities developed by the Bradesco Organization.

It is worth highlighting that the income in the period was particularly impacted by higher expenses with ALL, a reflection of the provision related to the adverse economic scenario and made during 2020, in the amount of R$9.1 billion (R$2.6 billion for the 3Q20, R$3.8 billion for the 2Q20 and R$2.7 billion for the 1Q20). At the end of December 2020, the total provision for the adverse economic scenario reached R$11.4 billion, emphasizing that our level of provisioning is based on statistical models that capture historical and prospective information, and in the experience of Management, reflecting our expectation of losses in different economic scenarios.

Capital, reserves and subordinated debt

We highlight that at the closing of the year:

R$79.1 billion totaled the paid Capital Stock;

R$59.4 billion totaled the Equity Reserves; and

R$143.7 billion was the Shareholders' Equity with a growth of 7.5% in comparison to the same period of the previous year. The book value per share was R$16.26.

At the end of 2020, the fair value of Bradesco reached R$226.8 billion, which is equivalent to 1.6 times the Shareholders' Equity, a reduction of 19.6% in comparison with 2019.

In December 2020, the Basel Ratio reached 15.8%, which is higher than the minimum of 10.25% regulated by Resolution No. 4,193/13 of the National Monetary Council, according to the Basel Committee. Regarding the Regulatory Capital, the fixed asset ratio reached 30.1% in the Prudential Consolidated, falling under the maximum limit of 50.0% stipulated by the Central Bank of Brazil.

Subordinated debt amounted to R$53.2 billion (R$14.3 billion abroad and R$38.9 billion in Brazil) at the end of the fiscal year, of which R$26.7 billion were considered eligible as regulatory capital and included the Regulatory Capital.

Below, a summary of our financial statements:

R$ million	Dec20
Statement of Financial Position - Selected Data	
Securities	**616,498**
Available-for-Sale	265,514
Trading	251,171
Held-to-maturity [(1)]	99,813
Expanded Loans Portfolio [(2)]	**686,968**
Total Assets under Management	**2,455,205**
Funds Raised	1,023,287
Assets under Management	1,431,918
Total Deposits	**547,683**
Time Deposits	358,347
Savings Deposits	136,698
Demand Deposits	51,841
Interbank Deposits	797
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	**284,606**
Subordinated Debt	**53,246**
Brazil	38,893
Overseas	14,353
Funds from Issuance of Securities	**144,904**
Brazil	131,815
Overseas	13,088
Tax Payments and Collection and Related Charges	**709**
Working Capital	**117,123**
Borrowings and Onlendings	**47,781**
Brazil	23,815
Overseas	23,966
Exchange Portfolio	**18,758**
Securities sold under agreements to repurchase	**217,108**
Loan Portfolio Quality (Bacen) - %	
Delinquency Ratio (> 90 days [(3)] / Loan Portfolio) - %	2.2

(1) As provided for by Article 8 of the Circular Letter No. 3,068/01 of the Central Bank of Brazil, we declare that is has the financial capacity and the intention of holding to maturity the securities classified under "held to maturity securities";

(2) Besides the loan portfolio – Central Bank of Brazil (Bacen) concept includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA), and receivables-backed investment funds (FIDC); and

(3) Overdue loans.

Capital Management

Composed by Commissions and Committees, we have the structure of capital management, which advises the Board of Executive Officers and the Board of Directors in the decisions that need to be made. The sufficiency assessment of capital is conducted in order to ensure that the Organization maintains adequate levels of capital to support and assist the development of its activities and to address the risks incurred, taking into account the strategic defined objectives. It adopts a forward-looking vision, which aims to anticipate possible changes in regulatory and market conditions.

4. Strategic Focus

Our strategy is based on delighting our clients, bringing an attractive value proposal suited to their needs so we can merit their admiration and confidence. Thus, in 2020, we reviewed our corporate strategy to align, even more, the actions in a single direction: meeting the expectations of people's lives in accordance with their life cycle, increasing the satisfaction by means of experiences of excellence during their entire relationship with the Bank.

From this reflection, we based our strategy on four pillars that guide our trajectory toward continuity: client; efficiency; people; and sustainability.

The client is at the center of our strategy and we have made several actions to enhance the knowledge through the use of data intelligence, complete solutions for business and journeys of excellence, developing ways to get to know the client, their moment of life and interaction with the Organization. In this way, we enable contextualized offers in accordance with their profile, providing pleasant and agile moments when they contact the Bank.

Our behavior and mentality are digital so we can be simple, agile, flexible, innovative and connected. In a context of great digital transformation, we want to make the banking experience even more convenient, modern, fast and safe for the client – drivers present in the day-to-day operations.

We seek to maximize value from the client's perspective through the culture focused on continuous improvement and efficiency. The expenses management was highlighted, contributing with actions and projects aimed at optimizing the use of channels and reducing the cost of providing services, without losing quality.

Our focus is to be relevant to our clients, shareholders, employees, partners and society, generating value for all target audiences. We are committed to growing in a diversified and sustainable manner through the best balance between risk and return and a robust capital structure and liquidity. We reiterate, with our commitments in facing Diversity, our belief in the transformative potential of people, respecting individuality and plurality. Inclusion and financial education are also important drivers, because through them we impact the lives of thousands of people. In addition, we are committed to issues related to Sustainability in order to contribute to the sustainable development of society.

Having the people who work here as one of the main pillars, we seek to enhance their essential competencies in order to make our corporate strategy feasible. By means of an organizational culture based on ethics, transparency and respect for others, we have invested in an innovative, challenging, inclusive and diverse environment. Also, we want to be a company desired by high-performance professionals, where they intend to build their present and future.

5. Sustainability for Bradesco

The Bradesco's corporate mission expresses the commitment to sustainable development, which is one of the drivers in conducting our business, recognizing the management of environmental, social and governance – ESG (ASG in Portuguese) aspects as essential for the growth and continuity of the business, enabling the generation of shared and long-term value for shareholders, employees, suppliers, clients and society.

Our Sustainability Strategy is based on six pillars: Sustainable Business, Climate Change, Customer Relationship, Diversity, Innovation and Private Social Investment. In addition, our work is aligned with the Sustainable Development Goals (SDGs) of the UN.

We highlight the major advancements and achievements obtained in 2020:

- We have employed individual efforts and alliances with other companies to **combat the COVID-19**, supporting actions that go from the production and availability of masks to the construction of field hospitals;
- We, Bradesco, joined Itaú and Santander in an unprecedented way to develop the **Amazon Plan**, a set of 10 measures with a focus on promoting environmental conservation and the development of bioeconomics in the biome, the investment in sustainable infrastructure and the guarantee of basic rights of the Amazonian population;
- For the 16th time, we are featured in the portfolio of **Corporate Sustainability Index** (ISE) of B3;
- We received an upgrade from A to AA in the **ESG MSCI Sustainability Index Rating** and our performance was evaluated above the market average by the major ESG rating agencies like the FTSE4Good, ISS ESG Corporate Rating, and Sustainalytics ESG Ratings, among others;
- In climate management, one of the pillars of our strategy, we attained the category of leadership (A-) in the evaluation of the **CDP**; and
- We consume exclusively **renewable energy sources** and **neutralize greenhouse gas emissions**, direct and indirectly, arising from operational activities.

We are committed to advancing on this journey with the continuous improvement of our practices and contribution to industry and multi-industry initiatives. In addition to the various voluntary commitments in which we participated, in 2020 we entered the Brazil Climate, Forests and Agriculture Coalition, the Partnership for Carbon Accounting Financials (PCAF) and the Investors for the Climate (IPC).

You can follow this trend on the bradescori.com.br and bradescosustentabilidade.com.br websites.

6. Clients

The client is at the center of all our activities and is the reason for our existence. Over the 77 years, we have improved the way we interact and provide services, always reinforcing that those who work here should know how to act in the customer relationship. We continue meeting their needs and preferences, aware of the purpose of each profile, identifying their moment in life and seeking to understand their plans so we become part of their achievements.

We can serve all profiles of clients with the same level of excellence to meet the highest number of people, thereby fulfilling our goals of access democratization to banking products and services, encouraging financial inclusion, social mobility and entrepreneurship. Having the scale and diversification as differentials in the business model, these values extend to non-account holders because we recognize their importance and their potential to expand our business.

By offering flexibility and convenience in all areas in which we operate, we segmented the structure for both individuals and companies, ensuring a quality journey.

In 2020, we reviewed the corporate strategies of customer relationship, creating initiatives aimed at meeting their expectations and increasing their level of satisfaction by the excellence achieved during their entire relationship with the Organization. In this sense, we highlight two important items:

- Structuring of the Corporate Program called 100% Client, making use of the best market practices, which aim to organize our business model to ensure that the client is always at the center of attention.
- Creation of the position of Chief Customer Officer (CCO) to ensure that the policy of customer satisfaction is effective inside the Organization.

At the end of the year, our base was composed of 70.2 million clients.


COMPANIES
Multis & institutional[1]
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 30 mi to R$ 500 mi
Companies and Business
Up to R$ 30 mi
Private Bank
≥ R$5 mi
Classic
≤ R$4,000
≥ R$10,000
≥ R$100,000
Prime
Exclusive
R$4,000 to R$10,000
≥ R$40,000
Non-account holders[2]
INDIVIDUALS
Monthly income
Annual Revenue
Investment

1 – Asset Management, Pension Funds and Securities Brokers;
2 – Individual clients or corporate clients consumers products of Bradesco organization that do not have a bank account.

7. Service Structure

Our modern Service Network is wide and constantly updated, offering practical and secure services in all segments we operate. We are present throughout Brazil and also in strategic locations abroad. At the end of 2020, our Service Network comprised of 79,870 points, distributed according to the following:

	Dec20
Structural Information - Units	
Customer Service Points	79,870
- Branches	3,395
- PAs	4,623
- PAEs	822
- Banco24Horas Network	15,235
- Bradesco Expresso (Correspondent Banks)	39,100
- Bradesco Financiamentos (Correspondent Banks)	16,620
- Losango	58
- Branches, Subsidiaries and Representative Office Abroad	17
ATMs	54,522
- Onsite Network - Bradesco	30,694
- Banco24Horas Network	23,828

Accessibility

Since 1998, when we were pioneers in providing several accessibility solutions, products and services to the clients with disabilities, we remain evolving, developing and using means to bring more and more autonomy and financial independence to them.

Attentive to our values and mission, which include the access and inclusion democratization, among the actions we perform, we highlight Virtual Mouse, Virtual Vision, Tutoring in Brazilian Sign Language (Libras), Braille Kit, Enlarged Font, WebLibras, and, once more, we innovated by providing withdrawal in Libras assisted by the Iris – Digital Brazilian Sign Language Interpreter of Bradesco. The latter provides quality and assertive services to the public with hearing disabilities, expanding their relationship with the Bank. The employees provide the initial services and connect clients to the digital interpreter.

Digital Channels

We know that providing a modern and broad physical structure is not enough, so aiming at convenience, practicality and security for clients, we offer various products and services at any place and time through Digital Channels – Internet Banking, mobile App, ATM, Social Networks and Fone Fácil. Currently, they represent 98% of all transactions carried out, being 89% of them online and via mobile services.

Digital Platforms

We have eight large Digital Platforms serving clients of the Retail (Exclusive) and Prime segments, invited or that have requested migration for the units because of their relationship profile. We serve 367,000 thousand clients, being 362,000 thousand clients in Retail (Exclusive) and 105,000 thousand clients in Prime. We also have the Digital Branch Bradesco Private Bank, serving 4,848 clients in this segment.

International Area

We operate in the foreign exchange market, export, import, financial transfers and foreign trade financing.

We act in the main regions of Brazil through 12 specialized operational units and 18 service points located in the Corporate segment. Abroad, we have 3 Branches, 12 Subsidiaries and 2 Representative Offices in addition to an extensive corresponding bank network.

Recently we completed the acquisition of BAC Florida Bank and its subsidiaries to offer a complete platform of banking products and services and of investments, now also in the United States.

We closed the year occupying a prominent position in the Export, Import and Trade Finance rankings.

Overseas Network	
Branches	
New York	Banco Bradesco S.A.
Grand Cayman	Banco Bradesco S.A.
London	Banco Bradesco Europa
Subsidiaries	
Buenos Aires	Banco Bradesco Argentina S.A.U.
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco North America LLC
	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
	Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Jalisco	Bradescard México Sociedad de Responsabilidad Limitada
Florida	BAC Florida Bank
	BAC Florida Investments
	BAC Global Advisors
Representative Office	
Miami	Banco Bradesco S.A.
Hong Kong	Banco Bradesco S.A.

next, our digital bank

Since its launch in 2017, next grew at an accelerated pace, becoming a related company in September 2020, which gives it greater autonomy for the implementation of models that a fintech needs, in addition to making strategic moves in the search for exponential and sustainable growth. With the DNA of Bradesco's innovation, safety and soundness, it provides digital experiences to more than 3.7 million clients. It is a 100% digital bank, which operates based on the concepts of user experience, intelligent journeys and sophisticated algorithms, offering the best features, anticipating actions and suggesting assertive options for each client.

It has a complete portfolio of unlimited free services, such as transfers, credit card, financial management, withdrawals through ATMs of Bradesco and Banco24horas Network, digital wallets, journey of protection with insurance offers, among others. It is also a major hub in connection with non-financial services, where, through "*Mimos*", it provides discounts and special benefits to clients on more than 260 brands and 860 offers by several partners.

We highlight some product releases during the year: integration with Apple Pay, making next the only digital bank to feature the main digital wallets on the market; nextJoy – a free digital account for minors, in an unprecedented partnership with Disney, promoting financial education; and Integration with Ágora delivering more than 300 investment options to clients. And in partnership with Bradesco Auto/RE, we offer clients Home Insurance, complementing the journey of Protection, which already offers Dental Plan, Loan Payment Protection Insurance and Insurance for Debit and Credit Card.

8. Main products and services

Insurance

Grupo Bradesco Seguros, leader in the Brazilian and Latin America market, works to provide the best service to policyholders. With a solid path, it contributes consistently to the consolidated results of the Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several segments, such as Auto, Life, Health Plan, Dental, Capitalization Bonds, Private Pension Plans and Property and Casualty Insurances, which include Home and Property Insurance for individuals and companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance segment of large risks, P&C – Property and Casualty and of transport, aimed at medium and large-sized corporate clients of the most diverse segments.

A modern structure is available to more than 30.6 million policyholders and clients, formed by web and mobile channels, call centers, own dependencies with business teams, Bradesco Branches and an active brokers network, ensuring presence in all regions of the Country.

R$ million	Dec20
Grupo Bradesco Seguros Indicators	
Recurring Net Income	5,120
Annualized Return on Average Equity (ROAE) - %	14.3%
Shareholders' Equity	37,792
Total Assets	339,480
Free Investments and the Cover of Technical Provisions.	319,711
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	284,606
Revenue from Insurance Premiums, Pension Contributions and Revenue from Capitalization.	73,737
Indemnities, Draws and Redemptions Paid	61,350

Cards

We have the most complete means of payment solutions line in Brazil and work with main cards like Elo, Visa, Mastercard and American Express. We also offer Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main financial institutions serving the Mexican market, we work as one of the largest issuers of credit cards with exclusivity in store chains that are leaders in that country, like the C&A store chain.

Also, we are well positioned with relevant market participations such as Cielo and through Elopar – an investment holding company which investments include Alelo (benefit, pre-paid cards and money card), Livelo (coalition loyalty program), as well as participations in Elo Serviços (brand), Banco CBSS (credit card issuance and other financial products) and Veloe (mobility and tolls company).

R$192.8 billion in card transactions in the year.

R$6.8 billion in Fee and Commission Income.

Loan Operations

Our capillarity allows us to offer loans and direct financing or through strategic partnerships with various business chains, keeping the focus on improving the clients' experience and assessing their real needs. We expanded and diversified offers in the distribution channels, especially in the digital media, supplemented by the Branch Network and Banking Correspondents. We are in full operational capability and the policy we have guides management's actions and is constantly updated and consistent with the economic reality.

We highlighted some of the lines:

- **Agribusiness:** we are featured among the biggest financiers in the niche, with offers and solutions for the development of production, keeping in accordance with the main manufacturers of agricultural tools of the Country;

- **Onlendings:** leader in BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Bank for Social and Economic Development) onlendings;

- **Real Estate Financing:** one of the most important in this market, maintaining the commitment in meeting the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers; and

- **For companies:** working capital items, advances on receivables and financing of goods focused on small and medium-sized enterprises. With Bradesco Corporate, leader in assets of the Brazilian market for large and medium-sized enterprises, we offer complete solutions for different needs and business sectors.

Balance of the main portfolios in the year:

R$687.0 billion on loan operations in the expanded concept, which includes sureties, guarantees, letters of credit, anticipation of credit card receivables, debentures, promissory notes, co-obligations in real estate receivable certificates and rural credit, rural product notes (CPR), certificates of real estate receivables (CRI), certificate of agribusiness credit rights (CDCA) and receivables-backed investment funds (FIDC);

R$45.2 billion was the consolidated balance of the allowance for loan losses, considering a complementary provision of R$10.5 billion, constituted considering our provisioning model, which is based on statistical models that capture historical and forward-looking information, and Management's experience in order to reflect our expectation of losses in different economic scenarios;

R$169.1 billion in operations intended to consumer financing – that comprises almost 65% of loan operations to individuals –, including the amount of R$69.7 billion in Payroll-Deductible Loans with 9.3 million active contracts;

R$77.8 billion was the balance in the Real Estate Financing portfolio, whereby R$59.2 billion was intended for individuals and R$18.6 billion for companies, totaling 337,519 units financed;

R$22.3 billion in applications on agribusiness; and

R$22.8 billion amounted to the balance of onlending portfolios, with 123,379 contracts.

Loan recovery

In 2020, we further strengthened our loan recovery actions, seeking to decrease the delinquency ratios and, at the same time, maintain the relationship with our clients.

With the constant update of statistical models and analytical strategies, we segmented the delinquent clients according to levels of risk and propensity to pay, maximizing return in the recovery.

The investment in technology keeps expanding our communication channels, allowing operation through Digital means, Network of Branches, Call Centers and Friendly and Judicial Collection Offices. Also, specialized regional teams tailor their operations on the most significant cases, fulfilling the cycle with our Committees and Recovery Commissions.

R$5.9 billion in loans were recovered in the year.

Consortia

Bradesco Consórcios (consortia) offers a complete product and service portfolio to account holders as well as to non-account holders. With an integrated platform for the marketing of solutions in synergy with the Branches and Digital Platforms, Bradesco Consórcios ensures our market leadership.

R$20.0 billion in revenues in the twelve months of the year, totaling R$80.2 billion up to 2020.

R$1.9 billion in Fee and Commission Income.

1,5 million active quotas, totaling 464.8 thousand new quotas sold in the year.

Investment Bank

By advising clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, structured corporate finance operations and projects under the modality of Project Finance, Banco Bradesco BBI operates as the Investment Bank of the Organization.

With a highly qualified research team, the Global Markets area, responsible for the securities and the institutional customer relationship, covers varied sectors and publicly-held companies in São Paulo, Buenos Aires, Mexico, New York, London and Hong Kong.

R$ 333.1 billion was the amount recorded for 200 investment banking transactions in 2020.

Asset Management

BRAM – Bradesco Asset Management, one of the market leaders companies, is our representative in the offer of complete solutions in asset management and investments portfolios for all the client profiles that we serve. It acts in multiple segments, including many from Banco Bradesco, in addition to Institutional Investors in Brazil and Abroad, and various Family Offices, ensuring excellence in service quality.

R$611.0 billion in investment funds and managed portfolios under its management accrued in the year.

Ágora Investimentos

After a revitalization, Ágora – Investment House demonstrates our agility and flexibility in the era of innovation by becoming an open and independent investment platform for both individuals and companies, including non-account holders.

Registration is 100% digital and clients have access to a complete portfolio of investments for all profiles, as well as a curated selection of the best products in the market with options of equity, futures markets, Tesouro Direto (Government Treasury Bonds), Structured Operations Certificate (COE), funds, and public and private securities of fixed income. They also have specialized advice and exclusive content prepared by renowned market analysts.

Available via website or Ágora App, the platform has an advanced, agile, modern and intuitive trading, 24 hours a day, providing a different experience, so that clients have all the comfort and security when investing.

Broker

Bradesco Corretora, through Bradesco BBI, exclusively serves institutional clients with coverage of analysis of companies and sectors. Through Bradesco Securities units, it operates in the North American, European and Chinese markets, mediating shares and ADRs – American Depositary Receipts, as well as distributing public and private securities for investors.

Complete Investment Platform

With complete investment management services, clients can rely on an investment specialist team providing advice on the demands of banking products, investment funds, capital market products, broker and private pension, in addition to rely on the services of the Bradesco's Branch Network Managers. Suggested portfolios, which combine a diversity of financial products and which are established monthly based on the domestic and international market perspectives, are also available to clients.

The pillars which support the values of our Platform are:

- Specialized consultancy, whose role is to generate value to the client through a complete offer of products and investment solutions to meet the needs of our investor clients, account holders and non-account holders, according to their age, equity and profile, through different service channels;
- Product portfolio and recommended portfolios in an open platform that allows access to any product of the market regardless of the originator and issuer, as well as curatorship of investments, which will recommend the best combination of products in view of the objectives and client profiles; and
- Leading edge digital trading platforms that allow quick, easy and complete access to clients.

Miscellaneous solutions

Capital Market

Regarding the capital market, we provide a broad range of solutions and services through a modern infrastructure and specialized professionals, with emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; and Bookkeeping of Securities and Depositary (Escrow Account – Trustee). Among the services provided, we highlight our representativity in the provision of Qualified Custody services (Global).

Some of our results:

- **Fiduciary Management for Funds, Investment Clubs and Managed Portfolios**

R$1.0 trillion attributable to equity holders of the Banco Bradesco and BEM – Distribuidora de Títulos e Valores Mobiliários in Investment Funds, Portfolios and Investment Clubs.

- **Qualified Custody of Securities for Investors and Issuers**

R$1.9 trillion in assets under client custody;

R$2.8 trillion in assets under controllership; and

R$244.2 billion in market value, related to 31 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

- **Bookkeeping of Securities and Depositary**

245 member companies of the Bradesco Book-Entry Stock System, with 9.6 million shareholders;

449 companies with 730 issues in the Bradesco's Book-Entry Debentures System, with a market value of R$650.5 billion;

1,039 investment funds in the Bradesco Book-Entry Quotas System, with a value of R$96.4 billion; and

33 Brazilian Depositary Receipts (BDR) programs managed, with a market value of R$1.8 billion.

- Depositary (Escrow Account- Trustee)

24,606 contracts, with a financial volume of R$15.1 billion.

Cash Management

We offer a broad portfolio of products and services, solidity, security, tailored solutions and integration of systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies for the management of accounts receivable and payable and collection of taxes and fees.

Our Global Cash Management area structures solutions for international companies that operate in the Brazilian market and national companies that operate abroad, maintaining partnership with 53 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

1.3 billion receipts processed by means of Cobrança Bradesco (Collection), Custody of Checks, Identified Deposit and OCT – Ordem de Crédito por Teleprocessamento (Tele-processed Credit Order).

1.2 billion transactions carried out by the payment systems for companies, which include the payments of the main commitments of the company's accounts payable (suppliers, wages, taxes, and utility bills).

195.4 million documents collected in federal, state, municipal taxes and other contributions.

367.2 million documents received from electric, water, gas and telephone bills, of which 58.3 million of them settled by Direct Debit from Checking and Savings Accounts, a system that provides comprehensive convenience to the client.

139.1 million benefit payments to retirees and pensioners of the INSS.

91.6 million in Payroll Processing from the public and private sectors.

Public Authorities

Exclusive platforms serve the Public Sector throughout the national territory with Business Managers trained to offer products, services and solutions with quality and safety to the Executive, Legislative and Judicial Powers, federal, state and municipal authorities, as well as Municipalities, Public Foundations, Public and Mixed Capital Companies and the Armed and Auxiliary Forces. Every month, more than 11.6 million retirees and pensioners of the INSS receive their benefits in Bradesco, which gives it the position of highest payer among all the banks in the Country.

We have 9 Specialized Platforms to assist Governments, Capitals, Courts, Chambers, Public Prosecutors, Public Defenders and the largest municipalities according to the Brazilian GDP. We also have 35 Platforms that serve other City Halls and Bodies.

9. Technology and Innovation

In recent months, we tried to further intensify the partnership with our clients through our capacity to offer customized solutions contextualized to their day-to-day needs. The answer to coping with the pandemic is increasingly based on technology, digitalization and the omnichannel strategy of banking activities.

We are improving the customer experience with our loan products with the use of algorithms and advanced analytics, mapping their needs in real time to respond with the best product, limit and price, considering the conditions and context of each profile. We have made more than 60 deliveries related to refinancing, extending payments in installments, renegotiations and purchases in the channels focused on the emergency loan during the pandemic, as well as the launch of new products and development of journeys. This quarter, we highlight the recommendation of the redistribution of limits on revolving loan products, where the client can also adhere to new products in the channels and increase limits according to their need.

For greater convenience and self-service, we offer a variety of solutions, like, for example, the App, where clients can obtain the statement of their real estate financing and see the evolution of the contract. We have enabled the adequacy of limits on Internet Banking, allowing self-management for the payment of bank payment slips, adjusting the value to the extent of their possibilities on the channel itself or on mobile. In

Bradesco Seguros, for auto products, we created the digital kit for digital policies and endorsements, transforming the physical documents into digital released on the channels Portal de Negócios (Business Portal), Insured website, Broker App, Client App and e-mail; expanded the list of products of private pensions offered on the Bradesco App, with new purchases and contributions, in addition to new features for maintenance, like options to change the payment date and to receive the scanned documents. The acceptance for Capitalization became 100% digital, where, after the offer of the account manager, the confirmation can be made by the Bradesco App and Net Empresa and we also enabled the digital signature for the purchase of Health products.

We incremented the transactional and conversational skills of BIA, guiding, by WhatsApp, transactions on the Home Broker and helping clients who are beginning to operate on the Stock Exchange with clarifications on the purchase and sale of shares, scheduling of orders, subscription of shares and consultation/stop-limit orders. In addition, to better understand the needs of the client and to give accurate answers, we developed short-term memory for BIA and voice interpretation to understand the intention of clients. Since the launch, there have been 671 million interactions, with an increase in the amount of per-user interactions, which demonstrates its growing role as advisor.

Acting on the transformation of financial intermediation and of payments, we prepared in advance and we are moving forward with PIX (Instant Payment System). Until December, more than 14.6 million keys were registered. In addition to all the advantages that this new system offers for being instantaneous and simple to use, we added value by offering the possibility of loan contracting on PIX, in case of insufficient balance to transfer, with ideal solutions for the client to resolve everything online. Another initiative to highlight was the partnership for the launch of Disney+ in Brazil, in which we offered a simple and fluid journey for activation of the streaming with preferential offerings through the participating credit cards and had three plans available in accordance with the card modality chosen for payment and with a multichannel offer on Internet Banking, mobile for individuals, Cards App and next.

Recently, we were recognized as the Bank of the Year in Brazil by LatinFinance, which highlights the institutions that have achieved the best performance in 2020, evaluating the service provided to its clients and how they sailed in a global health crisis, with highlights for the initiatives in innovation. The inovabra habitat, our space for co-collaborative innovation, was among the 25 global companies in the 'Open Innovation Challengers' organized by the Global Corporate Startup Stars Award, which highlights the most active companies in open innovation encouraging best practices in collaboration with a corporate startup. In addition, 9 startup inhabitants (CoBlue, GETMORE, Smarkets, CleanCloud, Implanta IT, Digitalk, Guiando, Oficina de Valor, Jobecam and SVA Tech) were considered among the most attractive to the corporate market in 2020, according to the ranking 100 Open Startups.

10. Human Resources

We recognize in people one of the most important pillars that support the Organization as well as one of the reasons for our success. Therefore, the model of Human Capital Management is based on excellence, respect, transparency and continuous investment for the development and improvement of employees. We provide them and the other associates an ethical, healthy and safe environment, seeking to inspire, support and cooperate in the construction and recognition of their personal beliefs and values, sharing of knowledge and appreciation of the human being without any kind of discrimination.

By means of career growth opportunities, challenges and constant recognitions, training and development, compensation and differentiated benefits, valuing diversity and balance between work and family life, we keep our teams motivated and in constant harmony with the market. Our teams are composed of people able and willing to offer a highly qualified public service to all.

We believe in health as a vector of transformation in people's lives. That is why a culture based on prevention and promotion of healthy habits and behaviors prevails in the Organization. Our wellness Viva Bem (Living Well) program, structured into three major pillars – balance, healthy and movement, provides the necessary support and care for the employees in all the stages of their journey, in the personal and professional aspects. Because of these practices, we received in 2020 the **National Quality of Life Award – PNQV**, with the **Gold and Excellence in Management certifications**.

This culture of health and well-being, allied to safety measures and technological support, has contributed relevantly for us to structure and adopt contingency measures to cope with the COVID-19. Since the beginning, among other protection measures, we implemented an extensive program of remote working, resulting in a large part of the workforce from departments and offices working from their homes. For employees from Branches, the strategy was a weekly rotation of teams. At the end of the week, Branches undergo deep cleansing, ensuring everyone's safety.

The learning with remote working has allowed us, through the Collective Bargaining Agreement with the Banking Trade Union Movement at national level, to be the first of the large banks to assume the commitment to adopt remote working after the pandemic.

During the year, due to the unfolding of the COVID-19, **our vaccination campaign** against H1N1 influenza was restructured to assist employees and their families with the care required. We applied the vaccine in open spaces, respecting the distancing and avoiding the agglomeration of people, in addition to the direct care provided in accredited clinics across Brazil. 83,065 people were vaccinated. In addition, we offer free tests for the detection of the COVID-19 to all our employees and interns.

Employees and their families continue to have the necessary protection, including psychological support to ensure tranquility during and after the crisis, after all, respect for people is an integral part of our corporate culture.

In addition to **health care, education and promotion of diversity,** that gained prominence in 2020, Unibrad - Corporate University of Bradesco, highlighted the interest and importance of distance learning courses, especially during the pandemic. In this period, more than 50 courses migrated to an online/virtual environment.

In relation to the actions of inclusion and diversity, due to the pandemic, we expanded our range by means of virtual events, with emphasis to **Bradesco Women**, in the form of live streams, with interviews about the challenges faced by women. Events with themes related to diversity also had our sponsorship and participation, like the **Conferência Afro Presença** (Afro Presence Conference), idealized by the Ministry of Public Labor Prosecution and organized by the UN Global Compact, the ***Virada da Consciência***, one of the largest and most important events of the Country for the promotion of racial equality, and the ***Jornadas da Diversidade Racial 2020*** (2020 Journeys of Racial Diversity), workshop on diversity and of ethnic-racial inclusion. We participated in the Black Tek Fest 2020, fair of technological experiences, innovation, afro-entrepreneurship and business and we promoted the event "***EU SOMO***", an initiative of the Disability Affinity Group – Somar.

Unibrad launched the course "**Inclusion and Career of the LGBTI+ Community in the Labor Market**", a learning and awareness tool to create a positive and safe environment, introducing concepts of diversity, inclusion, LGBTI+ universe and prejudice, among others.

Through these initiatives, in accordance with a study conducted by FIA, we were recognized as the **"Most Incredible in Diversity and Inclusion" company** of 2020, a fact that highlights the ongoing commitment with the quality of our people management practices.

Health care, flexibility, respect and productivity encouragement marked the year of the Organization, which, at the end of the year, had 89,575 employees, of which 78,613 of Bradesco and 10,962 of Associated Companies. Among those hired and interns, we had 13,477 people.

11. The Value of the Brand

The strength of the Bradesco brand is recognized in the most important awards of the market. At the beginning of 2020, the Bank figured at the top of the ranking of the Most Valuable Brand in Latin America, produced by research firm Kantar with the WPP Group. In a publication of the "Meio e Mensagem" newspaper, it was also among the top 3 Most Valuable Brazilian Brands 2020.

Marketing

Under the motto "Experience the Future with Bradesco", the first campaign of the year brought to the screens the classic cartoon of the Sixties, The Jetsons, featuring the innovative services of the financial institution.

With the pandemic, the whole campaign planning was reviewed and adapted to the context. Thus, the communication was marked by more empathetic campaigns that carried relevant information for the moment and showed how we stand beside the population. We streamed a series of three films about how people reinvented themselves during the pandemic: the first brought the message on relearning in view of a new routine of social distancing, with the signature "It will pass"; the second recognized and encouraged entrepreneurs to demonstrate resilience under the command "Hold tight!"; and the third ad was a tribute sensitized to various categories that could not stay at home, among which the employees of the Bank branches.

In June, we started producing all audiovisual projects in a form accessible to people with visual and hearing impairment, in line with our aim of promoting inclusion. All the advertising films now have translated versions in Libras (Brazilian Sign Language) and subtitles, in addition to audio description, in an exclusive playlist on Bradesco's channel on YouTube. In this way, we democratized even more the access of this public to the contents of our brand.

Once more, the Father's Day campaign was highlighted by emotion. The film showed values and the example that a father can be for his children. The main characters were a real life father and daughter. The campaign was also highlighted by the choice of a cast 100% composed by black artists.

In September, the characters of the Jetsons returned to the screens with the message "For the challenges of the present, try the future with Bradesco". The family of the future, who also adapted to the pandemic and appeared wearing masks and hand sanitizer, showed how the Bank was helping people adapt to the new reality with technologies, such as the artificial intelligence BIA, use of videoconferencing for clarification of doubts with the manager and contactless payments.

In the year in which the financial industry welcomed PIX, a product to make transfers and payments, Bradesco brought the world surfing champion Gabriel Medina to show the convenience offered by the service in a playful and didactic way.

Now at the end of the year, the campaign "In 2021, shine once again" presented the third film in the trilogy of fireflies, which reached more than 245 million views on YouTube, becoming the brand content with the highest viewing on the platform in the year. In the narrative, they helped to rescue the hope and brightness inside of each person to overcome difficult moments, bringing a look of hope for the coming year.

2020 was marked by difficulties in carrying out major sporting and cultural events. Even so, Bradesco confirmed its belief that these pillars are important instruments for the transformation and enrichment of a society. With this, we announced the extension of the master sponsorship to the Confederação Brasileira de Judo (CBJ - Brazilian Judo Confederation), the Confederação Brasileira de Rugby (CBRu - Brazilian Rugby Confederation) and the Confederação Brasileira de Vela (CBVela - Brazilian Sailing Confederation). The bond between the Bank and the entities – that would have ended at the end of 2020 – will continue until December 2021.

As a traditional supporter of Brazilian culture, we also maintained most of the sponsorships, even though the live events were postponed to 2021. Institutions such as MAM, MASP and Pinacoteca, which historically have had the support of the Bank, were able to promote remarkable exhibitions in the resumption of cultural activities, such as "Secrets", by OsGemeos, and "Degas and the stories of dance".

Teatro Bradesco (Theater), after theaters were closed during the most critical period of the pandemic, debuted a new modality of attraction in 2020 and initiated an online program with diversity of content. Each month, artists, musicians and lecturers head several partnerships in unique and unprecedented formats. In all, there were 107 live streams, which reached more than 4 million people.

We launched in October, the Bradesco Cultura (Cultura), a digital platform that brings content related to cultural initiatives with the sponsorship of the institution. To visit, please access cultura.bradesco/.

November was marked by the end of the Bravoz project – Encontros Bradesco de Vozes Brasileiras (Bradesco Meetings of Brazilian Voices), a platform created with the aim of promoting national black artists in their vision of art and business and, thus, developing a culture of black awareness in society.

In 2020, Bradesco Women, the events platform whose objective is to support discussions around the strengthening of women and sharing visions of contemporary women with successful personal and professional trajectories, was also adapted to the digital format. During the year, there were 8 live streams, with participation of prominent names on the agenda of gender equity, totaling nearly 1 million views.

Bradesco Shares

Bradesco's Shares, with a high level of liquidity, represented 5.3% of the Bovespa Index at the end of 2020. They are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Including the reinvestment of dividends, the appreciation in 2020 of preferred shares (BBDC4) was 15.2% and of common shares (BBDC3) was 19.7%.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, environmental ethics and responsibility.

R$271.120 billion was the amount negotiated in Bradesco's Shares on B3 during the year, composed of 1,397 billion of common shares and 10,535 billion of preferred shares.

US$24.785 billion were negotiated as ADRs in the North American market (New York Stock Exchange – NYSE), equivalent to 5,464 million of common shares and 5,372 billion of preferred shares.

EUR499.111 thousand were negotiated as DRs in the European market (Latibex), equivalent to 141,359 thousand of preferred shares.

12. Corporate Governance

The Shareholders' Meeting is the highest body of our governance. In this meeting, the members of the Board of Directors are elected for a single two-year term of office. It is composed by nine members, three of which are independent and responsible for establishing the corporate strategy and reviewing the business plans and policies, in addition to supervising and monitoring the strategies assigned to the Statutory Board of Executive Officers. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Body ordinarily meets 6 times a year, and extraordinarily when the interests of the company so require. With its own Charter, the Board also has a Manual and an Annual Calendar of Meetings set by its Chairman. During 2020, in all, 75 meetings were held.

Bradesco has also seven Committees reporting to the Board, the statutory ones, which are the Audit and Remuneration committees; and the non-statutory ones, which are the Integrity and Ethical Conduct, Risks, Integrated Risk Management and Capital Allocation; Sustainability and Diversity, and Succession and

Appointment committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body of the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Besides the Fiscal Council, we are submitted to an Audit Committee and an Internal Audit, both of which report to the Board of Directors.

Our Organization is listed in Tier 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to the commitment with the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance Section).

Internal Audit

The Audit and General Inspectorate Department is responsible for internal audit among other services. In an independent way, this department evaluates processes in order to mitigate the risks and ensure the effectiveness of the internal controls in compliance with the policies, guidelines, standards, internal and external regulations. The methodology and execution of works from the area are certified by the Institute of Internal Auditors of Brazil, which considers in its premises the technical recommendations of the Institute of Internal Auditors (IIA).

Ombudsman

Continuously, we have invested and we are dedicated in internal processes and human capital so that our values are, in fact, practiced and reflect directly in the relationship with our clients and users.

Ouvidoria Bradesco (Bradesco Ombudsman), which was created in 2005, two years before the obligation of Resolution No. 3,477 of the National Monetary Council, has the purpose of transforming the client's voice into an instrument capable of directing the Organization's strategy, improving products and services to offer the best experience in accordance with the guidelines of the Central Bank of Brazil and of the Securities & Exchange Commission – CVM.

The strategy is based on maintaining strong and active governance in the Organization, promoting discussions in multi-departmental groups about causes of complaints and, thus, boosting the implementation of projects and improvements focused on customer experience. In addition, we have tools of artificial intelligence and algorithms able to predict and map profiles, enabling a preventive process in certain cases.

At all levels of the Organization, employees and associates trained to represent the client, work to resolve numerous situations with engagement, efficiency and transparent dialog. The conclusion of the demands is offered swiftly and with quality by means of a model in constant evolution, where the area receives, handles and finalizes the requests with autonomy, using approved limits for resolution that enable a process that is much more efficient, having as priority the resolution of the claim received in less time. Our satisfaction survey reveals that the client perceives this delivery of value as an essential requirement.

Transparency and Disclosure of Information

All information regarding the performance of Bradesco, as well as its governance structure, policies and practices, are easily and readily available on the website banco.bradesco/ri. Among them, the Economic and Financial Analysis Report, which provides an accurate analysis about the corporate accounting and Bradesco's Integrated Report, shows a more comprehensive view of the Organization as well as its strategies, highlights of the year and other relevant information.

In order to increase stakeholders' knowledge related to Bradesco's information, institutional videos with messages from the Organization's Executives, company presentations, calendar of events, regulatory forms, among other corporate information are available on the website.

Even at a distance, we continued our dialog with the market, carrying out 693 events with the participation of more than 2,400 investors throughout the year.

In November, we promoted for the first time in a virtual manner Bradesco Day, with the presence of the Board of Executive Officers. The event was broadcasted live, in Portuguese, English and Libras (the Brazilian Sign Language) on the LinkedIn platform, with 4.7 thousand spectators, and on Stream, 2.6 thousand accesses. To watch the replay of the event, visit our IR website.

13. Credit Policy and Risk Governance

We have adjusted the Bradesco's policies and governance for the time in which we are living in.

In relation to our credit policies, **the main focus remains in supporting our clients** with the appropriate assessment of the risks taken. We have mapped our exposures to sectors and companies with greater fragility and we have maintained a constant line of communication with businesses through our relationship teams. We have kept the **credit recovery teams 100% active** and focused on seeking solutions for clients who need them. We have incorporated into our models of credit **the new risk variables of the current scenario** in order to properly assess the situation.

Our ability to support clients is related to the maintenance of our strength. We sustain both a **solid capital base and an adequate and robust liquidity** margin to meet the needs of clients, as well as business sustainability. In addition, the measures implemented by the Central Bank of Brazil in 2020 (mainly those implemented in the second and third quarters) favor even more the solvency of capital and liquidity of the system. We use, in the normal course of our operations, funds resulting from these measures, including originating loan operations in higher volumes than those provided by the Central Bank of Brazil.

We have constantly monitored and adjusted the **operational and risk appetite limits** by promoting the review and prompt adaptation to the current context. In addition to our internal monitoring activities, a refined and well-structured monitoring of relevant suppliers of the Organization was established to ensure that the continuity strategies adopted by the companies, in fact, correspond to the needs of our processes, maintaining our deliveries to clients.

14. Integrated Risk Control

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity and variety of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

The corporate risk control management occurs in an integrated and independent manner, preserving and valuing the Board's decisions, generating and carrying out methodologies, models and measurement and risk control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee that is subordinate to the Board of Directors.

Among the list of risks, we highlight: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Strategy, Reputation, Model, Contagion, Compliance, and Cyber. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by climate change and by technological innovation in financial services.

Independent Validation of Models

In order to identify, mitigate and control the risks inherent to the models, which can lead to adverse consequences, there is an independent validation process conducted by a specialized team, which evaluates all aspects thoroughly, challenging the methodology, the assumptions adopted, the data used and the use and robustness of the environment in which they are deployed. Various models are used as support instruments for decision, structuring of issues and risk and capital management. Among them we have internal ones, standardized ones and those developed by third parties (bureaus, pricers, rating agencies), supported by

economic, statistical, and financial theories, mechanisms of machine learning and expert knowledge. Any weaknesses detected are converted into notes, whose action plans are monitored until their solution. Results are reported to the managers themselves, to the Internal Audit, to the Executive Committees of the Bradesco Organization and, in certain cases, to the Regulatory Bodies.

15. Compliance and Ethics

Covering the entire Bradesco Organization, the Compliance and Integrity Programs, the standards that affirm our values and govern the daily interactions and decisions, are also extended to suppliers, service providers and subsidiaries, eliciting the high standards of conduct and ethics principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, mitigation and monitoring of any actions considered as violations of the Code of Ethical Conduct, and/or operations and situations with indications of links to illegal activities, aimed at the adoption of appropriate actions.

The control methodologies and procedures are objects of evaluation and constant improvement in accordance with current and applicable laws and regulations, as well as with the best market practices, supported by the Organization's Board of Directors.

16. Social Investments

Fundação Bradesco

Constituted in 1956, Fundação Bradesco, the main social sustainability action at the Organization, runs the largest private social and educational program in the Country. The Foundation is based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive. There are 40 schools primarily located in regions of accentuated educational deprivation in all Brazilian states and Federal District.

In 2020, it provided formal education of quality to 46,321 students in Basic Education, Youth and Adults Education and Initial and Continuing Education. In Distance Learning (EaD), it has benefited 1,890,592 students, who have completed at least one of the various courses offered, in addition to 7,470 people in projects and actions in partnership.

The students of Basic Education, more than 41,000 in the period, also receive uniforms, school materials, food and medical and dental care free of charge.

At the end of the fiscal year, R$680.3 million were invested, whereby R$118.6 million destined to investments in infrastructure and educational technology. The estimated budget for 2021 is R$799.0 million, destined to:

a) 83,064 students in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level –, Youth and Adults Education and Initial and Continuing Education focused on the creation of jobs;

b) 3.5 million students that are expected to complete at least one of the courses offered in their program in the EaD – Distance Learning modality, by means of their e-learning portal "Escol@ Virtual" (Virtual School); and

c) 7,000 beneficiaries in projects and actions in partnerships, such as educational and information technology courses and lectures.

In the last ten years, R$7.6 billion, in restated values, was the amount of the resources invested by Fundação Bradesco to defray the cost of its activities.

Bradesco Esportes (Sports)

With more than 30 years of existence, the Programa Bradesco Esportes e Educação (Bradesco Sports and Education Program) encourages sport as an activity to support the development of children and young people, favoring the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball in all the schools of Fundação Bradesco, municipal sports centers, public and private schools and in its Center of Sports Development, all in Osasco – SP. Annually, approximately 1.1 thousand girls are trained. Participants also receive civic education instruction and those at Specialist Centers are offered health insurance, transportation, food, an allowance and other benefits.

17. Ratings

Fitch Ratings									
International Scale								**National Scale**	
Viability	**Support**	**Domestic Currency**		**Foreign Currency**				**Domestic Currency**	
		Long-term	Short-term	Long-term		Short-term		Long-term	Short-term
bb	4	BB	B	BB		B		AAA(bra)	F1+(bra)
Moody´s Investors Service (1)									
Global Scale								**National Scale**	
Domestic Currency Counterparty		**Foreign Currency Counterparty**		**Deposits - Domestic Currency**		**Foreign Currency Deposit**		**Domestic Currency**	
Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Ba1	NP	Ba1	NP	Ba2	NP	Ba3	NP	Aa1.br	BR-1
S&P Global								**Austin Rating**	
Global Scale - Issuer Credit Rating				**National Scale**				**National Scale**	
Foreign Currency		**Domestic Currency**		**Issuer Credit Rating**					
Long-term	Short-term	Long-term	Short-term	Long-term		Short-term		Long-term	Short-term
BB-	B	BB-	B	brAAA		brA-1+		brAAA	brA-1

(1) In December 2020, there was a change in country ceilings methodology in foreign and local currency, resulting in a rating upgrade of the long-term deposit rating in foreign currency from 'Ba3' to 'Ba2'.

18. Recognitions

Certifications

The Management System is an essential tool to achieve the desired results and operational excellency, seeking the continuous improvement, providing the operation and management of our structure in an organized way.

We have highlighted the following certifications of the Bradesco Organization:

Corporate Social Responsibility, own normative standard, audited by an independent certification body; Occupational Health and Safety Management System – OHSAS 18001; Environmental Management – ISO 14001 (Administrative buildings: Paulista/Itapeva, Cidade de Deus, Núcleo Alphaville, Núcleo Vila Leopoldina, Campinas, BH Comércio, Santa Cecília, Alpha Building, Port Corporate, Bradesco Cartões, Nova Central and Internacional Plaza); Bradesco Environmental Management excellence seal, internal normative standard, audited by an independent certification body (679 Greater São Paulo's branches); Greenhouse Gas Emissions Management – ISO 14064; Data Protection and Privacy – GoodPriv@cy; Controls Assurance Reports in the Service Provider Organization (international standard) – ISAE 3402; Quality Management – ISO 9001 (DITI/IT Security, IT Center and Logical Safety – Bradesco Seguros, RJ); Information Security Management – ISO 27001 (DITI/IT Security, IT Center – Infrastructure, Operation, Storage and Losango –, and other facilities in Cidade de Deus - SP, Alphaville - SP and Curitiba - PR, and Logical Security sector – Bradesco Seguros, RJ); and IT Service Management – ISO 20000.

Awards and Rankings

- Bradesco was recognized as Bank of the Year in Brazil 2020 by LatinFinance, which highlighted the financial institutions in Latin America and the Caribbean that demonstrated excellence in retail, trade and investment services;

- Bradesco was the winning Bank in the categories of Investment Managers and Banks in General in the Real Estate Survey 2020, a research conducted by the Euromoney magazine, which selects the best managers in the real estate sector in several countries;

- The Bradesco Organization was recognized in the Award Yes to Racial Equality 2020 as the best company in the financial sector in the Racial Commitment Categories and Advertising Highlight. The survey was organized by the Consulting Firm Great Place to Work – GPTW and by Instituto Identidades do Brasil – ID_BR;

- Bradesco was the financial institution more thoroughly evaluated in racial inclusion in the first edition of the Corporate Racial Inclusion Index (IIRE), a groundbreaking study conducted with the participation of Zumbi Data, Research Institute of the Zumbi dos Palmares University;

- Bradesco is the only Brazilian bank among the 25 Open Innovation Challengers of Corporate Startup Stars Awards 2020, an award that recognizes the most active companies in open innovation initiatives by the International Consulting Firm Mind The Bridge in partnership with the International Chamber of Commerce – ICC;

- In the fourth edition of the Finanças Mais Award, sponsored by O Estado de S. Paulo newspaper and Austing Rating, Bradesco was the biggest winner, coming first in four categories: Best Retail Bank; Leasing; Capitalization; and Life and Pension;

- Conquest of the Award for "Leaders of Brazil 2020" in the category of Special Tribute for launching the plan for the sustainable development of the Amazon, granted by LIDE - Business Leaders Group;

- Bradesco was recognized for its digital strategy and efforts in the protection and security of the journeys of our clients in the award-winning "Innovation in Digital Banking Awards 2020" from The Banker magazine, a division of the Financial Times British newspaper, featured in the categories "Most Innovative in Digital Banking in Latin America" and cybersecurity;

- Bradesco was featured in Guia Exame Diversidade 2020 as one of the companies of the financial sector with the best practices of diversity and inclusion in the Country. The study, conducted by Instituto Ethos and the Exame magazine, recognizes the best practices adopted by Brazilian companies on issues of gender equality, racial equality, inclusion of people with disabilities and promotion of LGBTI+ rights;

- Also, for the second time, Bradesco was elected as one of the Best Companies for Women to Work, according to a survey of the Great Place to Work consulting firm – GPTW, which evaluates companies that adopt policies and practices in favor of gender equality and empowerment of women in the employment market;

- Conquest of the Ouvidorias Brasil Award 2020 in the category of Best Cases of Ombudsmanship and Reach of Customer Service promoted by Abrarec - Brazilian Association of Company-Client Relations;

- Bradesco is one of the 20 large companies that integrate the ranking Incredible Places to Work 2020 and also came first in the Most Incredible Category in Diversity and Inclusion, an initiative of UOL and Fundação Instituto de Administração FIA;

- The Bradesco Organization was the winner of the 16th Banking Report Award for Digital Transformation in the categories Efficiency, Financial Inclusion, Financial Innovation Personality and Payment Solution Companies conducted by Catarino Brasileiro;

- Conquest of the Euromoney Cash Management Survey 2020 Award as the Best Bank of Cash Management in Brazil in the categories of Market Leader and Best Service, awarded by the British magazine Euromoney;

- Bradesco was recognized with the Gold Certification and Trophy of Excellence in Management in the 2020 edition of the National Award for Quality of Life – PNQV, promoted by the Brazilian Association of Quality of Life – ABQV;

- Bradesco was the winner in the category of Best Commercial Banks in the Empresas Mais 2020 Award of the newspaper O Estado de S. Paulo in partnership with Fundação Instituto de Administração – FIA and Austin Rating. Also, Bradesco Capitalização came first in Financial Services – Capitalization and Bradesco Saúde (Health) was among the top three in Financial Services – Insurer;

- Bradesco is the largest business group of private capital in the Country among the 200 largest groups in Brazil from different segments, according to a study published by Valor Grandes Grupos (large groups), an annual publication of Valor Econômico;

- Bradesco and Ágora were highlighted in the Whow! Award for Innovation 2020 promoted by Grupo Padrão in the categories of Banks and Investment Platforms, respectively;

- Private Bank was featured in the Leaders League ranking as Leading in the category Advisors Wealth Management Brazil;

- BRAM was considered the best pension fund manager of the Country, featured in several categories of Guia Valor/FGV Fundos de Previdência (Pension Funds) 2020;

- According to Guia Exame – Where to invest in 2020, BRAM was considered the "Best manager of Investment Funds for Retail" for the second consecutive year;

- For the fifth consecutive time, BRAM was elected the management company with the largest number of funds awarded by Revista Investidor Institucional. There are 36 Funds classified as Excellent in the ranking The Best Funds for Institutional Entities; and

- Losango also figured, for the eighth year in a row, in the Best Companies to Work for in Rio de Janeiro Award, promoted by consultancy Great Pleace to Work – GPTW, in the category Large Company.

19. Independent Audit

In compliance with CVM Instruction No. 381/03, Bradesco Organization hired services provided by KPMG Auditores Independentes in 2020 that were not related to the external audit at a level lower than 5% of the total fees related to external audit services. Other services provided by the External Audit were: i) due diligence; (ii) assurance reports; and iii) reports on previously agreed procedures. The amount of signings totaled approximately R$3.4 million, which represents approximately 7.79% of the total fees of audits of financial statements prepared in 2020 in the Bradesco Organization. The Bank's policy is in line with the principles of preserving the auditors' independence, which is based on generally accepted international criteria, i.e.: the auditors should not audit their own work, perform management functions for their clients or promote their clients' interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

20. Acknowledgments

Even with the adversities, uncertainties and changes caused by the pandemic in 2020, we succeeded in looking at the moment with calm balance and sense of urgency in order to find opportunities. The conquests achieved during the year strengthen our productive work during our 77 years, in an environment that has not always been favorable, and consolidate the positions gained by the Organization in various segments of the national financial market. They reflect, in particular, the success of the efforts focused on supporting Brazilians and contribute towards the development of the country. By the results obtained, we appreciate the support and trust of our shareholders and clients as well as the efficient and diligent work of our employees and other associates. The world is no longer the same, but with resilience and dedication we will make use of the opportunity to build, together, a much better future.

Cidade de Deus, February 3, 2021

Board of Directors and Board of Executive Officers

	Note	On December 31, 2020	On December 31, 2019
Assets			
Cash and due from banks	5	23,845,061	18,988,662
Financial instruments		1,472,837,923	1,253,843,679
- Interbank investments	6	191,147,208	58,612,208
- Compulsory deposits with the Brazilian Central Bank	7	83,757,533	90,622,338
- Securities	8	616,497,887	595,027,816
- Derivative financial instruments	9	24,815,393	14,511,190
- Loans	10	445,665,923	376,053,905
- Other financial instruments	11	110,953,979	119,016,222
Leases	10	2,646,438	2,857,515
Expected credit loss associated with credit risk		(45,202,191)	(36,640,425)
- Loans		(42,233,636)	(33,416,838)
- Leases		(70,468)	(160,382)
- Other receivables		(2,898,087)	(3,063,205)
Deferred tax assets	36	85,049,769	67,400,235
Investments in associates and jointly controlled entities	12	7,046,710	7,143,094
Premises and equipment, net	13	20,923,269	19,836,467
Intangible assets	14	34,395,581	31,702,554
Depreciation and amortization		(33,578,011)	(29,480,869)
- Premises and equipment		(11,433,018)	(10,029,291)
- Intangible assets		(22,144,993)	(19,451,578)
Other assets	15	26,752,701	26,308,106
Impairment of Assets Accumulated		(3,678,206)	(2,819,950)
Total assets		1,591,039,044	1,359,139,068

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	On December 31, 2020	On December 31, 2019
Liabilities			
Deposits and other financial liabilities		**1,088,438,954**	**880,530,186**
- Deposits from banks	16	267,280,167	227,819,610
- Deposits from customers	17	545,292,743	366,227,541
- Securities issued	18	144,903,825	170,727,563
- Subordinated debts	19	53,246,232	49,313,508
- Derivative financial instruments	9	18,697,682	14,244,083
- Other financial liabilities	20	59,018,305	52,197,881
Provisions		**320,285,406**	**311,149,271**
- Insurance technical provisions and pension plans	21	284,606,330	274,764,876
- Other reserves	21	35,679,076	36,384,395
Deferred income tax assets	36	**7,951,848**	**8,070,398**
Other liabilities	23	**29,900,955**	**24,956,201**
Total liabilities		**1,446,577,163**	**1,224,706,056**
Shareholders' equity			
Capital		79,100,000	75,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		11,441	11,441
Profit reserves		59,405,815	52,407,209
Other comprehensive income		5,625,898	6,645,085
Equity attributable to shareholders of the parent	24	**143,702,640**	**133,723,221**
Non-controlling interest	25	**759,241**	**709,791**
Total equity		**144,461,881**	**134,433,012**
Total equity and liabilities		**1,591,039,044**	**1,359,139,068**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	2nd semester	Accrued on December 31	R$ thousand
		2020	2020	2019
Revenue from financial intermediation		52,768,271	99,814,859	116,292,083
- Loans		37,597,492	74,638,143	75,866,596
- Leases		68,310	155,864	259,682
- Securities and interbank investments	9	10,907,546	26,882,782	27,605,074
- Net gain or (loss) from derivative financial instruments	9	(109,316)	(12,825,359)	(859,708)
- Financial income from insurance, pension plans and capitalization bonds	9	3,517,108	5,161,816	8,095,597
- Revenue from financial intermediation – foreign exchange income	11	213,948	4,723,329	2,413,090
- Reserve requirement	7	745,197	2,023,319	4,327,390
- Sale or transfer of financial assets		(172,014)	(945,035)	(1,415,638)
Expenses from financial intermediation		**(12,312,896)**	**(43,171,092)**	**(44,522,845)**
- Retail and professional market funding	20	(10,101,600)	(25,672,243)	(37,853,791)
- Borrowing and on-lending	16	(2,211,296)	(17,498,849)	(6,669,054)
Net revenue from financial intermediation		**40,455,375**	**56,643,767**	**71,769,238**
Expected Credit Loss Associated with Credit Risk expense		**(9,677,365)**	**(25,164,015)**	**(18,720,532)**
- Loans		(9,014,220)	(24,723,332)	(16,552,840)
- Leases		36,277	83,986	(34,911)
- Other receivables		(699,422)	(524,669)	(2,132,781)
Gross income from financial intermediation		30,778,010	31,479,752	53,048,706
Net other operating income (expenses)		**(15,576,284)**	**(25,922,137)**	**(36,349,288)**
- Fee and commission income	26	9,176,241	18,015,095	18,803,014
- Income from banking fees		4,149,747	8,216,814	8,148,191
- Other income from insurance, pension plans and capitalization bonds	21	2,967,635	8,098,742	8,962,125
- Personnel expenses	27	(9,606,681)	(19,160,600)	(21,399,973)
- Other administrative expenses	28	(9,772,394)	(19,315,658)	(20,236,215)
- Tax expenses	29	(3,716,311)	(6,048,903)	(6,858,230)
- Share of profit (loss) of unconsolidated and jointly controlled companies	12	529,790	749,312	1,203,531
- Other operating income	30	2,688,955	6,014,379	6,502,811
- Other operating expenses	31	(10,308,953)	(19,938,454)	(22,031,567)
- Provision (expenses)/reversals		(1,684,313)	(2,552,864)	(9,442,975)
- Labor		(372,485)	(663,547)	(3,382,750)
- Tax		235,150	256,489	227,244
- Civil		(1,397,283)	(1,609,720)	(4,330,466)
- Others		(149,695)	(536,086)	(1,957,003)
Operating profit/(loss)		**15,201,726**	**5,557,615**	**16,699,418**
Non-operating income/(expense)	32	**(406,739)**	**(466,267)**	**(520,078)**
Income/(loss) before income taxes and non-controlling interests		**14,794,987**	**5,091,348**	**16,179,340**
Income taxes	36	(5,038,928)	11,652,328	6,554,360
Non-controlling interests in subsidiaries		(97,623)	(197,099)	(151,085)
Net income		9,658,436	16,546,577	22,582,615
Net income attributable to shareholders:				
Shareholders of the parent		9,658,436	16,546,577	22,582,615
Non-controlling interest		97,623	197,099	151,085
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):				
- Earnings per common share		1.04	1.78	2.43
- Earnings per preferred share		1.15	1.96	2.68

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousand		
	2nd semester	Accrued on December 31	
	2020	2020	2019
Net income for the period	9,658,436	16,546,577	22,582,615
Non-controlling interest	97,623	197,099	151,085
Net income for the period attributable to shareholders	9,756,059	16,743,676	22,733,700
Items that can subsequently be reclassified to profit or loss	2,171,271	(994,916)	6,084,412
Securities available for sale	1,887,768	(942,992)	5,912,636
- Own	1,869,851	(768,741)	5,963,230
- Associates and jointly controlled entities	17,917	(174,251)	(50,594)
Cash flow hedge	133,922	(184,591)	150,256
Hedge of investment abroad	31,584	(103,196)	(52,347)
Exchange differences on translations of foreign operations	117,997	235,863	73,867
Items that can not be reclassified to the Consolidated Income Statement	(22,303)	(24,271)	(200,899)
Actuarial valuation	(22,303)	(24,271)	(200,899)
Total other comprehensive income	2,148,968	(1,019,187)	5,883,513
Comprehensive income for the period	11,905,027	15,724,489	28,617,213

Attributable to shareholders:			
Shareholders of the parent	11,807,404	15,527,390	28,466,128
Non-controlling interest	97,623	197,099	151,085

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Retained earnings	Total
		Share premium	Legal	Statutory				
Balance on December 31, 2018	67,100,000	11,441	8,494,263	45,194,107	761,572	(440,514)	-	121,120,869
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments (1)	-	-	-	-	5,883,513	-	-	5,883,513
Net income	-	-	-	-	-	-	22,582,615	22,582,615
Allocations:								
- Reserves	-	-	1,129,131	13,589,708	-	-	(14,718,839)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(7,372,858)	(7,372,858)
- Provisioned dividends	-	-	-	(8,000,000)	-	-	(490,918)	(8,490,918)
Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221
Balance on December 31, 2019	75,100,000	11,441	9,623,394	42,783,815	6,645,085	(440,514)	-	133,723,221
Capital increase with reserves	4,000,000	-	-	(4,000,000)	-	-	-	-
Asset valuation adjustments (1)	-	-	-	-	(1,019,187)	-	-	(1,019,187)
Net income	-	-	-	-	-	-	16,546,577	16,546,577
Allocations:								
- Reserves	-	-	827,328	10,171,278	-	-	(10,998,606)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(5,547,971)	(5,547,971)
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640
Balance on June 30, 2020	79,100,000	11,441	9,967,801	43,017,995	3,476,929	(440,514)	-	135,133,652
Asset valuation adjustments (1)	-	-	-	-	2,148,969	-	-	2,148,969
Net income	-	-	-	-	-	-	9,658,436	9,658,436
Allocations:								
- Reserves	-	-	482,921	5,937,098	-	-	(6,420,019)	-
- Interest on Shareholders' Equity Paid and/or provisioned	-	-	-	-	-	-	(3,238,417)	(3,238,417)
Balance on December 31, 2020	79,100,000	11,441	10,450,722	48,955,093	5,625,898	(440,514)	-	143,702,640

(1) Includes the effects of exchange rate variations related to the conversion of investments abroad.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Description	2nd semester	%	2020	%	2019	%
1 – Revenue	51,174,247	178.0	94,974,631	300.8	111,016,407	243.0
1.1) Financial intermediation	52,768,271	183.6	99,814,859	316.1	116,292,083	254.5
1.2) Fees and commissions	13,325,988	46.4	26,231,909	83.1	26,951,205	59.0
1.3) Allowance for loan losses	(9,677,365)	(33.7)	(25,164,015)	(79.7)	(18,720,532)	(41.0)
1.4) Other	(5,242,647)	(18.2)	(5,908,122)	(18.7)	(13,506,349)	(29.6)
2 – Financial intermediation expenses	(12,312,896)	(42.8)	(43,171,092)	(136.7)	(44,522,845)	(97.5)
3 – Inputs acquired from third parties	(7,564,040)	(26.3)	(14,927,234)	(47.3)	(16,061,050)	(35.2)
Outsourced services	(2,566,707)	(8.9)	(4,948,258)	(15.7)	(4,995,465)	(10.9)
Data processing	(1,093,885)	(3.8)	(2,150,048)	(6.8)	(2,145,226)	(4.7)
Communication	(656,587)	(2.3)	(1,333,127)	(4.2)	(1,570,224)	(3.4)
Asset maintenance	(666,329)	(2.3)	(1,299,441)	(4.1)	(1,231,596)	(2.7)
Financial system services	(574,242)	(2.0)	(1,119,697)	(3.5)	(1,135,964)	(2.5)
Advertising and marketing	(589,929)	(2.1)	(1,052,083)	(3.3)	(1,300,468)	(2.8)
Security and surveillance	(327,380)	(1.1)	(698,206)	(2.2)	(744,036)	(1.6)
Transport	(313,296)	(1.1)	(651,238)	(2.1)	(773,208)	(1.7)
Material, water, electricity and gas	(238,734)	(0.8)	(512,427)	(1.6)	(631,975)	(1.4)
Travel	(12,958)	-	(77,433)	(0.2)	(302,170)	(0.7)
Other	(523,993)	(1.8)	(1,085,276)	(3.4)	(1,230,718)	(2.7)
4 – Gross added value (1-2-3)	31,297,311	108.9	36,876,305	116.8	50,432,512	110.4
5 – Depreciation and amortization	(3,082,766)	(10.7)	(6,052,304)	(19.2)	(5,948,634)	(13.0)
6 – Net added value produced by the entity (4-5)	28,214,545	98.2	30,824,001	97.6	44,483,878	97.4
7 – Added value received through transfer	529,790	1.8	749,312	2.4	1,203,531	2.6
Share of profit (loss) of unconsolidated and jointly controlled companies	529,790	1.8	749,312	2.4	1,203,531	2.6
8 – Added value to distribute (6+7)	28,744,335	100.0	31,573,313	100	45,687,409	100
9 – Added value distributed	28,744,335	100.0	31,573,313	100.0	45,687,409	100.0
9.1) Personnel	8,426,804	29.3	16,732,063	53.0	18,985,475	41.6
Salaries	4,659,603	16.2	9,475,900	30.0	10,024,710	21.9
Benefits	2,317,253	8.1	4,659,876	14.8	5,911,496	12.9
Government Severance Indemnity Fund for Employees (FGTS)	581,304	2.0	975,480	3.1	1,055,693	2.3
Other	868,644	3.0	1,620,807	5.1	1,993,576	4.4
9.2) Tax, fees and contributions	9,935,116	34.6	(3,174,888)	(10.1)	2,718,368	5.9
Federal	9,290,395	32.3	(4,489,734)	(14.2)	1,287,339	2.8
State	6,973	-	10,057	-	15,898	-
Municipal	637,748	2.2	1,304,789	4.1	1,415,131	3.1
9.3) Remuneration for providers of capital	626,356	2.2	1,272,462	4.0	1,249,866	2.7
Rental	621,222	2.2	1,266,517	4.0	1,248,221	2.7
Asset leases	5,134	-	5,945	-	1,645	-
9.4) Added Value distributed to shareholders	9,756,059	33.9	16,743,676	53.0	22,733,700	49.8
Interest on Shareholders' Equity/Dividends paid and/or provisioned	3,238,417	11.3	5,547,971	17.6	7,863,776	17.2
Retained earnings	6,420,019	22.3	10,998,606	34.8	14,718,839	32.2
Non-controlling interests in retained earnings	97,623	0.3	197,099	0.6	151,085	0.3

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	2nd semester	2020	2019
Cash flow from operating activities:			
Net Income/(Loss) before income taxes and non-controlling interests	14,794,987	5,091,348	16,179,340
Adjustments for:	13,476,453	31,694,560	31,275,637
Effect of changes in exchange rates in cash and cash equivalents	(430,913)	(2,452,395)	(752,829)
Allowance for loan losses expense	9,677,365	25,164,015	18,720,532
Accumulated depreciation and amortization	3,082,766	6,052,304	5,948,634
Constitution Impairment losses of assets	2,949,692	3,455,419	3,782,335
Expenses with civil, labor and tax provisions	2,221,785	3,822,270	9,244,967
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	9,276,135	18,344,005	16,930,146
Share of profit (loss) of unconsolidated and jointly controlled companies	(529,790)	(749,312)	(1,203,531)
(Gain)/loss on sale of investments	(29,829)	(29,829)	48,927
Loss on sale of fixed assets	96,088	139,411	17,937
Loss on sale of foreclosed assets	105,893	130,024	277,763
Foreign exchange variation of assets and liabilities overseas/Other	(12,942,739)	(22,181,352)	(21,739,244)
Net income before taxes after adjustments	**28,271,440**	**36,785,908**	**47,454,977**
(Increase)/Decrease in interbank investments	(8,431,650)	(8,449,903)	(2,099,604)
(Increase)/Decrease in reserve requirement - Central Bank	(2,808,329)	6,864,805	(3,025,422)
(Increase)/Decrease in trading securities and derivative financial instruments	(24,934,693)	(20,961,833)	(6,012,586)
(Increase)/Decrease in loans and leases	(22,855,487)	(77,242,194)	(52,922,210)
(Increase)/Decrease in Deferred income tax assets	1,090,221	(444,423)	1,092,995
(Increase)/decrease in other assets	(384,748)	(517,375)	(2,189,895)
(Increase)/Decrease in Other financial instruments	12,422,439	12,249,584	(22,516,613)
Increase/(Decrease) in Deposits and other financial instruments	62,319,379	211,754,843	13,511,412
Increase/(Decrease) in Deferred income tax liabilities	(1,578,522)	(5,671,333)	(3,941,580)
Increase/(Decrease) in Provisions	(2,294,801)	(12,986,176)	(3,014,904)
Increase/(decrease) in other liabilities	973,136	7,514,788	5,155,399
Income tax and social contribution paid	(1,923,162)	(5,715,233)	(8,433,279)
Net cash provided by/(used in) operating activities	39,865,223	143,181,458	(36,941,310)
Cash flow from investing activities:			
Maturity of and interest on held-to-maturity securities	16,078,290	47,309,978	6,158,550
Sale of/maturity of and interest on available-for-sale securities	33,046,049	79,947,150	135,733,126
Proceeds from sale of foreclosed assets	369,279	559,661	613,246
Sale of investments	81,132	130,249	17,961
Sale of premises and equipment	411,609	795,560	816,907
Acquisition of subsidiaries, net of cash and cash equivalents, paid	(3,173,403)	(3,173,403)	-
Purchases of available-for-sale securities	(36,427,068)	(84,691,092)	(137,586,141)
Purchases of held-to-maturity securities	-	(18,491,475)	(7,951)
Investment acquisitions	(491,438)	(491,438)	-
Purchase of premises and equipment	(859,932)	(1,795,410)	(2,629,435)
Intangible asset acquisitions	(1,314,484)	(2,472,210)	(2,739,763)
Dividends and interest on shareholders' equity received	35,078	292,244	716,581
Net cash provided by/(used in) investing activities	7,755,112	17,919,814	1,093,081
Cash flow from financing activities:			-
Securities issued	29,128,521	61,833,816	84,982,152
Settlement and interest payments of funds from issuance of securities	(47,018,117)	(93,179,856)	(71,781,695)
Issuance of subordinated debt	688,186	688,186	-
Settlement and interest payments of subordinated debts	(1,274,856)	(2,374,538)	(8,593,243)
Dividends and interest on shareholders' equity paid	(716,502)	(1,432,130)	(17,751,148)
Non-controlling interest	(94,242)	(147,649)	(106,803)
Net cash provided by/(used in) financing activities	**(19,287,010)**	**(34,612,171)**	**(13,250,737)**
Net increase/(decrease) in cash and cash equivalents	28,333,325	126,489,101	(49,098,966)
Cash and cash equivalents - at the beginning of the period	162,056,751	61,879,493	110,225,630
Effect of changes in exchange rates in cash and cash equivalents	430,913	2,452,395	752,829
Cash and cash equivalents - at the end of the period	190,820,989	190,820,989	61,879,493
Net increase/(decrease) in cash and cash equivalents	28,333,325	126,489,101	(49,098,966)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements are distributed as follow:

1) OPERATIONS

Banco Bradesco S.A. (Bradesco or Organization) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leases, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2) PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco's consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3) - Consolidated Financial Statements, under the item "Control". These statements were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen), which includes the guidelines issued by Laws No. 4,595 / 64 (Law on the National Financial System) and No. 6,404 / 76 (Brazilian Corporate Law), including the changes introduced by Laws 11,638 / 07 and 11,941 / 09, for accounting for operations, the rules and instructions of the National Monetary Council (CMN) and the Central Bank of Brazil (Bacen), in addition to the rules of the Securities Commission (CVM) of the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), when not in conflict with the rules applicable to Financial Institution. The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item.

In addition, the changes arising from CMN Resolution No. 4,720/19 and Bacen Resolution No. 2/20 were included in Bradesco's consolidated financial statements. The main objective of these standards is to bring similarity with the guidelines for the presentation of financial statements in accordance with International Financial Reporting Standards (IFRS). The main changes implemented were: statement of financial position accounts are presented in order of liquidity and enforceability; the statement of financial position balances for the period are presented in comparison with the end of the immediate previous fiscal year and the remaining statements are compared with the same periods of the previous fiscal year for which they were presented; inclusion of information on recurring and non-recurring results; and the inclusion of the Statement of Comprehensive Income. The changes implemented by the new standards did not impact Net Income or Shareholders' Equity.

Management states that it has disclosed all relevant information in the consolidated financial statements of Bradesco and that the accounting practices have been applied in a consistent manner in all period presented.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in associates, subsidiaries or jointly controlled companies is presented in the intangible assets lines (Note 14a). The foreign exchange variation from foreign branches and investments is presented in the income statement accounts used for changes in the value of derivative financial instrument and expenses for borrowings and on-lendings. These effects are offset by the results obtained by the financial instruments used to protect the effects of the exchange variation produced by our investments abroad.

The financial statements include estimates and assumptions, which are reviewed at least annually, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. In the first half of 2020, there was a review of assumptions for certain assets due to the current economic scenario impacted by the pandemic caused by Covid-19. Actual results may differ from those based on estimates and assumptions.

Bradesco's consolidated financial statements were approved by the Board of Directors on February 03, 2021.

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	Activity	Equity interest	
		On December 31, 2020	On December 31, 2019
Financial Sector – Brazil			
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	100.00%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas			
Banco Bradesco Argentina S.A.U. (2)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (2)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Cards	100.00%	100.00%
Bac Florida Bank (5)	Banking	100.00%	0.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil			
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (6)	Dental care	50.01%	50.01%
Insurance - Overseas			
Bradesco Argentina de Seguros S.A. (2) (6)	Insurance	99.98%	99.98%
Other Activities - Brazil			
Andorra Holdings S.A.	*Holding*	100.00%	100.00%

	Activity	Equity interest	
		On December 31, 2020	On December 31, 2019
Bradseg Participações S.A.	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	*Holding*	100.00%	100.00%
Nova Paiol Participações Ltda.	*Holding*	100.00%	100.00%
Other Activities - Overseas			
Bradesco North America LLC (2)	Services	100.00%	100.00%
Investment Funds (7)			
Bradesco FI RF Máster II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster III Previdência	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Master	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF VGBL - F10	Investment Fund	100.00%	100.00%
Bradesco FI RF Máster Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Referenciado DI União	Investment Fund	99.99%	99.99%
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco Private FIC de FI RF PGBL/VGBL Ativo-F 08 C	Investment Fund	100.00%	100.00%
Bradesco FIC de FI RF Creta	Investment Fund	100.00%	100.00%

(1) Acquisition of minority interest in January 2020;
(2) The functional currency of these companies abroad is the Real;
(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(4) The functional currency of this company is the Mexican Peso;
(5) Company acquired on October 30, 2020, its functional currency being Dollar;
(6) Accounting information used with date lag of up to 60 days; and
(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) SIGNIFICANT ACCOUNTING PRACTICES

a) Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco's functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period's income statement in the lines "Derivative Financial Instruments" and "Borrowing and On-lending".

b) Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies' effective period through the upfront recognition and subsequent reversal through the income statement of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the income statement at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the net written premiums earned or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

The acquisition costs related to the insurance commission are deferred and appropriated to the income in proportion to the recognition of the premium earned.

Agency fees are deferred and recognized in the income statement on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the income statement as they are received.

Management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Revenue from capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is indexed to the Reference Rate (TR), plus interest rates defined in the plan. The corresponding technical provisions are recorded simultaneously with the recognition of revenue.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as "Acquisition Costs" and are recognized in the income statement as incurred.

c) Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d) Financial instruments

i. Interbank investments

Interbank deposits are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

ii. Securities – Classification

- Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the income statement for the period;

- Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders' equity, net of tax, which will be transferred to the income statement only when effectively realized; and

- Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the income statement for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders' quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8.

iii. Impairment of Financial Assets

The balances of the securities classified in the securities available for sale and securities held to maturity categories are reviewed to determine whether there is any indication of impairment loss - Impairment.

When a loss is verified, we recognize an expense in the income for the year. This occurs when the book value of the asset exceeds its recoverable value.

In order to calculate the recoverable amount, the estimate of loss is made by models using observed data or by judgment based on the experience of our Organization.

The composition of the Impairment for Securities is presented in Note 8d.

iv. Derivative financial instruments (assets and liabilities)

Derivative financial instruments are designed to meet the Company´s own needs to manage Bradesco´s global exposure, as well to meet customer requests, in order to manage its positions.

The transactions are recorded at their fair value considering the mark-to-market methodologies adopted by Bradesco, and their adjustment can be recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature in:

Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the income statement;

Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income Statement; and

Hedge of net investment in foreign operations - the financial instruments classified in this category are intended to hedge the exchange variation of investments abroad, whose functional currency is different from the national currency, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in income statement for the period.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is disclosed in Note 9.

e) Provisions for expected losses associated with credit risk for loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from "AA" (minimum risk) to "H" (maximum risk) considering, among other things, the number of days of delay in a payment (as described in table below); and (ii) Management's assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to the contracts, debtors and guarantors.

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in memorandum accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated loans are maintained at least at the same rating in which they were classified on the date of renegotiation.

As permitted by Resolution No. 4,803/20 issued by CMN, amended by Resolution No. 4,855/20, loans renegotiated in the period from March 1 to December 31, 2020 may be maintained at the same level as they were classified on February 29, 2020, except: (a) operations with a delay of 15 days or more on February 29, 2020; and (b) transactions with evidence of the counterparty's inability to honor the obligation under the new conditions agreed.

Considering the provisions of the CMN Resolution No. 4,846/20, in operations in the scope of the Emergency Employment Support Program (PESE) the provision is being calculated only on the portion of loan whose risk is assumed by the Organization.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in memorandum accounts, are rated as level "H" and any possible gains derived from their renegotiation are recognized only when they are effectively received.

When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The provision for expected losses associated with credit risk are calculated in an amount sufficient to cover probable losses and are in accordance with the rules and instructions of CMN and Bacen, associated with the assessments carried out by Management in determining credit risks.

The classification of all loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

Type, values, terms, levels of risk, concentration, economic sector of client's activity, renegotiation and income from loans, as well as the breakdown of expenses and Statement of Financial Position accounts for the allowance for loan losses are presented in Note 10.

f) Income tax and social contribution

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in "Deferred tax assets" and the deferred tax liabilities on tax differences in lease asset depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in "Deferred taxes".

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on carried forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax (IRPJ) is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, social contribution (CSLL) was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate returned to 15% again as from January 2019. In November 2019, Constitutional Amendment No. 103 was enacted, which establishes in Article 32, the increase in the social contribution rate on the net profit of "Banks" from 15% to 20%, effective from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Provisions were recognized for income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 36.

g) Investments in associates and Jointly Controlled Entities

Investments in unconsolidated companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, and jointly controlled companies, are accounted for using the equity method.

The composition of unconsolidated and jointly controlled companies are disclosed in Note 12.

h) Premises and equipment

Corresponds to rights relating to tangible assets intended to maintain activities or exercised for that purpose.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, is disclosed in Note 13.

i) Intangible assets

Corresponds to acquired rights that have as object intangible assets intended for the maintenance of the entity or exercised for this purpose:

- Acquisition of rights to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable;

- Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software's estimated useful life, considering the expected future economic benefits; and

- Goodwill on acquisition of investments: constituted by the difference between the acquisition cost and the equity value of the shares and amortized over the estimated time in which the asset should contribute, directly or indirectly, to the future cash flow.

Intangible assets and the movement in these balances by class are presented in Note 14.

j) Other assets

Other assets include taxes to be offset relating to income tax and social contribution credits from previous years and prepayments made but not yet utilized in the current period.

Also classified in this group are prepaid expenses that represent the application of funds in advance payments, whose rights to benefits or provision of services will occur in future periods, being recorded in the income statement on an accrual basis are classified as other assets.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Income Statement according to the terms and the amount of expected benefits and directly recognized in the Income Statement when the corresponding assets or rights are no longer part of the institution's assets or when future benefits are no longer expected.

Assets not for own use are those received as payment in kind and those that were in use and were deactivated, destined for sale. They are recorded at the lower of the market value and the book value and adjusted through a provision, when applicable.

The composition of Other Assets is presented in Note 15.

k) Provisions for Impairment of Assets

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

When assessing the value in use, projections of future results based on business and budget plans are used, and the estimated future cash flows are discounted to their present value using a discount rate before taxes, that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization's corporate assets do not generate separate cash flows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Income Statement. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill

allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

l) Deposits and other financial liabilities

i. Securities sold under agreements to repurchase, borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at cost plus, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is shown in Notes 16, 17, 18 and 19.

ii. Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in profit or loss over the term of the transaction, according to Notes 16e.

m) Provisions

i. Technical provisions relating to insurance, pension plans and capitalization bonds

- Damage, health and group insurance lines, except life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage, except for health insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated 'PPNG-RVNE';

  - The unearned premium/payments reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

  - The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

  - For health insurance, the Mathematical Reserve for Benefits to be Granted (PMBaC) uses a discount rate of 3.6% (3.9% on December 31, 2019) per annum. It considers the payment of premiums until the death of the insured and, from this moment, the costs related to the coverage of dependents who remain in the plan for five further years without payment of premiums;

  - For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 3.6% (3.9% on December 31, 2019) per annum;

  - The reserve for events incurred but not reported (PEONA) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months for health insurance and last 18 months for dental care to establish a future projection per period of occurrence;

- For health insurance, the reserve for events incurred but not reported in SUS (PEONA-SUS) is calculated from the estimate of the amount of events/claims originating in the Unified Health System (SUS), which have occurred and which have not been forwarned. The amount is calculated and reported monthly on the institutional website of the National Supplementary Health Agency (ANS), its form of accounting being supported by the Normative Resolution No. 442/18 in force;

- For Vehicle insurance, and other Casualty insurance, the IBNR (reserve for incurred but not reported claims) and IBNER (reserve for events incurred but not reported) provisions are recorded, the purpose of which is to guarantee the payment of claims incurred, but which the Insurer is not yet aware of for lack of notice, and also cover variations in estimated amounts to pay those already notified;

- For life insurance, the provision of 'incurred but not reported claims (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the prior 10 half-year periods, to establish a future projection per period of occurrence. A residual tail study is carried out to project the claims notified after 10 half-year periods of the occurrence date;

- The reserve for unsettled claims (PSL), for health insurance, considers all claim notifications received up to the end of the reporting period, and includes all claims in litigation and related costs, updated monetarily;

- The reserve for unsettled claims (PSL) for life insurance considers the expected amounts to be settled from all claims notices received up to the reporting date. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims;

- For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims notified up to the reporting date, restated monetarily and with interest in case of judicial claims, net of the expected payments to be received;

- The technical surplus reserve (PET) corresponds to the difference between the expected value and the observed value for events occurred in the period for policies with technical surplus;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- For damage insurance, the allocated loss adjustment expenses reserve (ALAE) is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

- The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

- The supplementary provision for coverage (PCC) for damage insurance shall be recorded when there is an insufficiency in the technical provisions, as calculated in the Liability Adequacy Test

(LAT), pursuant to the determinations specified in the regulations in force. As at the reporting date, no supplementary provision for coverage was recognized;

- The supplementary provision for coverage (PCC) for life insurance, refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The LAT, which is prepared semiannually using statistical and actuarial methods based on realistic assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses and forward interest rate curves (ETTJ – prepared by Fenaprevi) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy. The LAT result must be offset by the amount of the difference between the market value and the book value of the collateralized securities of technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes; and

- Other technical provisions are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 3.6% (3.9% on December 31, 2019) per annum.

• Pension plans and life insurance with survival coverage (VGBL):

  - The unearned premium reserve (PPNG) is calculated on a daily prorated basis using net contributions, and is comprised of the portion corresponding to the remaining period of coverage. The portion of these reserves corresponding to the estimate for risks covered but not yet issued is designated PPNG-RVNE;

  - The mathematical reserve for unvested benefits (PMBaC) is recognized for participants of pension plans and life insurance with survival coverage who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. For defined contribution plans, it represents the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

  - The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

  - The mathematical reserve for vested benefits (PMBC), calculated using actuarial estimates based on the relevant data of the plan participants, is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

  - The supplementary provision for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the liability adequacy test (LAT). The liability adequacy test (LAT), which is prepared semi-annually using statistical and actuarial methods based on certain assumptions as account the biometric table BR-EMS of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement), claims, administrative and operating expenses, persistence rates and forward interest rate curves (ETTJ - prepared by Fenaprevi) free from risk and authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table,

considering the expected increase in future life expectancy. The adequacy test result must be offset by the portion corresponding to the difference between the fair value and the book value of the linked securities as collateral for technical provisions classified as "held to maturity", as required by SUSEP Circular No. 517/15 and subsequent changes;

- The Allocated loss adjustment expenses reserve (ALAE) for life insurance is recognized to cover expenses related to estimated claims and benefits for pre-funded pension plans, the reserve covers claims incurred. For plans structured under a full-capitalization pension system, the reserve is made to cover the expected expenses related to incurred claims/benefits and also to claims/benefits to be incurred;

- The reserve for financial surplus (PEF) corresponds to the financial income exceeding the minimum assured profitability, transferred to contracts with a financial surplus participation clause;

- The provision for claims incurred but not reported (IBNR) is calculated based on semi-annual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 half-year periods for the creation of a new future projection by period of occurrence.

- The reserve for unsettled claims (PSL) considers the expected values to be settled from all loss notices received up to the end of the reporting period. The provision covers administrative and judicial claims and is adjusted for inflation and with interest in the case of judicial claims; and

- The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under "Financial income from insurance, pension plans and capitalization bonds".

- Capitalization bonds:

  - The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

  - The reserve for redemption (PR) comprises the values of matured and early terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

  - The reserve for draws to be made (PSR) is constituted for each active security and is calculated for the prize draws funded which have not yet occurred, in accordance with the parameters of the plan. The calculation methodology consists of the projection of the expected present value of the expenses of future prize draws less the projection of the present value of the expected future receipts from the capitalization bonds;

  - The reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

  - The reserve for administrative expense (PDA) is recognized to cover the cost for maintaining capitalization bonds. For the calculation, the present value of the expected future

administrative expenses is projected and compared to present value of the projected loading fees on future installments of the bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 21.

i. **Provisions, contingent assets and liabilities and legal obligations – tax and social security**

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25 – Provisions, contingent liabilities and contingent assets, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09 and according to Circular Letter No. 3,429/10, which are:

- Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

- Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the Organization has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

- Contingent Liabilities: according to CPC 25, the term "contingent" is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management's control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

- Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 22.

n) Employee benefits

The recognition, measurement and disclosure of employee benefits are made in accordance with the criteria established by CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15.

Defined Contribution Plans

Bradesco and its subsidiaries sponsor supplementary pension plans for their employees and Management. Contributions for these pension plans are recognized as expenses in the Income Statement when they are incurred. Once the contributions are paid, the Organization, in the capacity of employer, has no obligation to make any additional payment.

Defined Benefit Plans

The Organization's net obligation, in relation to the defined benefit plans, arises exclusively from institutions acquired and the plans are calculated separately for each plan, estimating the defined future benefit that the employees they will be entitled to post-employment leave when they leave the Organization or when they retire.

Bradesco's net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted to its present value and is presented net of the fair value of any assets of the plan.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary using the projected unit credit method as required by the accounting standard.

Remeasurement of the net obligation comprise: actuarial gains and losses; the difference between the return on plan assets and the net interest recognized on the defined benefit liability and any change in the effect of the asset ceiling (excluding interest), and is recognized in other comprehensive income.

The net interest and other costs related to the defined benefit plans are recognized in the Income Statement.

Details on employee benefits are presented in Note 35.

o) Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

- Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and
- Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 37 and are disclosed in accordance with the criteria established by CPC 24 - Subsequent Events, approved by CMN Resolution No. 3,973/11.

p) Recurring and non-recurring income

Non-recurring income is the income that is related to the atypical activities of the institution and is not expected to occur with frequency in future years. The recurring revenue corresponds to typical activities of the institution and has the predictability of occurring frequently in future years. The recurring and non-recurring revenues are presented in note 37b.

q) Investment Acquisition

The accounting entry is made at the acquisition cost, broken down into: I - equity value at the time of acquisition; and II - goodwill or negative goodwill on the acquisition of the investment, which is the difference between the acquisition cost and the equity value of the shares.

The goodwill or negative goodwill must be evidenced by documentation supporting the bookkeeping and broken down into: I - market value of assets of the associate or subsidiary's assets higher or lower than the cost recorded in the accounting; II - profitability value of the associate or subsidiary, based on the forecast of future results; and III - goodwill, intangibles and other economic reasons.

The details of investment acquisitions are presented in Note 37g.

4) MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and Income Statement – Accounting vs. Managerial

Management uses a variety of information, including that derived from the financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, which take into consideration, in the consolidation criteria, shared control companies, therefore, differing in part from the criteria of CPC 36.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

								R$ thousand
	On December 31, 2020				On December 31, 2019			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets								
Cash and due from banks	23,845,061	282,138	(528,955)	23,598,244	18,988,662	(169,575)	(142,585)	18,676,502
Interbank investments and Compulsory deposits with the Brazilian Central Bank	274,904,741	(18,153)	(540,311)	274,346,277	149,234,546	289,981	(162,770)	149,361,757
Securities and derivative financial instruments	641,313,280	4,967,618	47,185,841	693,466,739	609,539,006	4,645,109	43,319,836	657,503,951
Loans and leases	448,312,361	343,876	-	448,656,237	378,911,420	626,975	-	379,538,395
Other financial instruments	110,953,979	2,690,511	(1,102,255)	112,542,235	119,016,222	1,816,805	(1,023,831)	119,809,196
Expected credit loss associated with credit risk	(45,202,191)	(136,961)	-	(45,339,152)	(36,640,425)	(156,064)	-	(36,796,489)
Deferred tax assets	85,049,769	683,930	-	85,733,699	67,400,235	687,808	-	68,088,043
Investments in associates and jointly controlled entities	7,046,710	(5,177,598)	-	1,869,112	7,059,270	(5,108,089)	-	1,951,181
Premises and equipment, net	9,490,251	451,708	-	9,941,959	9,807,176	429,096	-	10,236,272
Intangible assets and goodwill, net	12,250,588	3,858,819	-	16,109,407	12,250,976	3,961,741	-	16,212,717
Other assets	26,752,701	1,360,994	(613,383)	27,500,312	26,391,930	1,412,714	(261,442)	27,543,202
Impairment of Assets Accumulated	(3,678,206)	57,252	-	(3,620,954)	(2,819,950)	-	-	(2,819,950)
Total	1,591,039,044	9,364,134	44,400,937	1,644,804,115	1,359,139,068	8,436,501	41,729,208	1,409,304,777

R$ thousand

	On December 31, 2020				On December 31, 2019			
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities								
Deposits from banks	267,280,167	2,093,170	45,452,379	314,825,716	227,819,610	1,239,740	43,735,051	272,794,401
Deposits from customers	545,292,743	(1,008,573)	4,639,653	548,923,823	366,227,541	(1,253,780)	1,821,336	366,795,097
Securities issued	144,903,825	-	112,717	145,016,542	170,727,563	15,294	-	170,742,857
Subordinated debt	53,246,232	-	-	53,246,232	49,313,508	-	-	49,313,508
Derivative financial instruments	18,697,682	-	(1,290,146)	17,407,536	14,244,083	(12,419)	(406,029)	13,825,635
Other financial liabilities	59,018,305	1,371	(915,170)	58,104,506	52,197,881	(246,192)	(102,801)	51,848,888
Provisions	320,285,406	1,166,708	(23,891)	321,428,223	311,149,271	1,142,977	(12,812)	312,279,436
Deferred income tax assets	7,951,848	40,778	-	7,992,626	8,070,398	36,790	-	8,107,188
Other liabilities	29,900,955	6,134,396	(3,574,605)	32,460,746	24,956,201	6,411,461	(3,305,537)	28,062,125
Non-controlling interest	759,241	936,284	-	1,695,525	709,791	1,102,630	-	1,812,421
Shareholders' equity	143,702,640	-	-	143,702,640	133,723,221	-	-	133,723,221
Total	1,591,039,044	9,364,134	44,400,937	1,644,804,115	1,359,139,068	8,436,501	41,729,208	1,409,304,777

R$ thousand

	2nd semester of 2020			
	Accounting Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Income Statement
Revenue from financial intermediation	52,768,271	211,119	(2,875,952)	50,103,438
Expenses from financial intermediation	(12,312,896)	(21,195)	1,518,249	(10,815,842)
Financial margin	**40,455,375**	**189,924**	**(1,357,703)**	**39,287,596**
Expected Credit Loss Associated with Credit Risk expense	(9,677,365)	(25,992)	-	(9,703,357)
Gross income from financial intermediation	**30,778,010**	**163,932**	**(1,357,703)**	**29,584,239**
Other income from insurance, pension plans and capitalization bonds	2,967,635	-	-	2,967,635
Fee and commission income and income from banking fees	13,325,988	2,249,575	1,099,128	16,674,691
Personnel expenses	(9,606,681)	(323,149)	-	(9,929,830)
Other administrative expenses	(9,772,394)	(748,325)	116,769	(10,403,950)
Tax expenses	(3,716,311)	(301,909)	-	(4,018,220)
Share of profit (loss) of unconsolidated and jointly controlled companies	529,790	(452,009)	-	77,781
Other operating income / expenses	(9,304,311)	(302,072)	141,806	(9,464,577)
Operating profit/(loss)	**15,201,726**	**286,043**	-	**15,487,769**
Non-operating income/(expense)	(406,739)	(10,250)	-	(416,989)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(5,136,551)	(275,793)	-	(5,412,344)
Net income	9,658,436	-	-	9,658,436

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

	R$ thousand							
	Accrued on December 31							
	2020				2019			
	Accounting Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Income Statement	Accounting Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Managerial Income Statement
Revenue from financial intermediation	99,814,859	484,720	(3,521,128)	96,778,451	116,292,083	818,428	(125,364)	116,985,147
Expenses from financial intermediation	(43,171,092)	(40,645)	1,051,877	(42,159,860)	(44,522,845)	(104,508)	(2,404,402)	(47,031,755)
Financial margin	**56,643,767**	**444,075**	**(2,469,251)**	**54,618,591**	**71,769,238**	**713,920**	**(2,529,766)**	**69,953,392**
Expected Credit Loss Associated with Credit Risk expense	(25,164,015)	(104,072)	-	(25,268,087)	(18,720,532)	(170,961)	-	(18,891,493)
Gross income from financial intermediation	**31,479,752**	**340,003**	**(2,469,251)**	**29,350,504**	**53,048,706**	**542,959**	**(2,529,766)**	**51,061,899**
Other income from insurance, pension plans and capitalization bonds	8,098,742	-	-	8,098,742	8,962,125	6,840	-	8,968,965
Fee and commission income and income from banking fees	26,231,909	4,031,391	2,164,111	32,427,411	26,951,205	4,128,937	2,254,425	33,334,567
Personnel expenses	(19,160,600)	(631,755)	-	(19,792,355)	(21,399,973)	(710,807)	-	(22,110,780)
Other administrative expenses	(19,315,658)	(1,442,189)	218,055	(20,539,792)	(20,236,215)	(1,419,119)	249,173	(21,406,161)
Tax expenses	(6,048,903)	(541,474)	-	(6,590,377)	(6,858,230)	(528,090)	-	(7,386,320)
Share of profit (loss) of unconsolidated and jointly controlled companies	749,312	(634,424)	-	114,888	1,203,531	(906,399)	-	297,132
Other operating income / expenses	(16,476,939)	(678,421)	87,085	(17,068,275)	(24,971,731)	(663,471)	26,168	(25,609,034)
Operating profit/(loss)	**5,557,615**	**443,131**	-	**6,000,746**	**16,699,418**	**450,850**	-	**17,150,268**
Non-operating income/(expense)	(466,267)	(14,306)	-	(480,573)	(520,078)	9,583	-	(510,495)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	11,455,229	(428,825)	-	11,026,404	6,403,275	(460,433)	-	5,942,842
Net income	16,546,577	-	-	16,546,577	22,582,615	-	-	22,582,615

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Elopar, etc.) for managerial purposes; and
(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment – Managerial

In accordance with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	16,641,829	7,026,301	334,524	7,016	119,043	(530,469)	23,598,244
Interbank investments and Compulsory deposits with the Brazilian Central Bank	272,283,186	2,059,888	190,530	-	699	(188,026)	274,346,277
Securities and derivative financial instruments	351,556,587	25,431,642	319,041,640	6,944	4,201,099	(6,771,173)	693,466,739
Loans and leases	416,167,593	81,585,990	-	-	-	(49,097,346)	448,656,237
Other financial instruments	105,249,315	1,573,896	6,973,057	17,460	255,581	(1,527,074)	112,542,235
Expected credit loss associated with credit risk	(42,565,711)	(2,773,441)	-	-	-	-	(45,339,152)
Deferred tax assets	83,077,515	24,172	2,408,635	911	222,466	-	85,733,699
Investments in associates and jointly controlled entities	77,070,343	21,158	1,856,796	-	60,271	(77,139,456)	1,869,112
Premises and equipment, net	6,522,374	35,916	3,334,864	570	48,235	-	9,941,959
Intangible assets and goodwill, net	13,507,875	26,535	2,114,369	1,184	459,444	-	16,109,407
Other assets	23,471,749	833,450	2,909,060	658	291,743	(6,348)	27,500,312
Impairment of Assets Accumulated	(3,340,846)	(5,441)	(274,390)	-	(277)	-	(3,620,954)
Total in December 31, 2020	1,319,641,809	115,840,066	338,889,085	34,743	5,658,304	(135,259,892)	1,644,804,115
Total in December 31, 2019	1,143,262,454	121,364,937	325,728,842	38,243	5,014,369	(186,104,068)	1,409,304,777

Liabilities							
Deposits from banks	345,320,071	18,797,306	-	-	-	(49,291,661)	314,825,716
Deposits from customers	513,308,119	36,983,911	-	-	-	(1,368,207)	548,923,823
Securities issued	139,709,222	11,225,257	-	-	-	(5,917,937)	145,016,542
Subordinated debt	38,893,287	14,352,945	-	-	-	-	53,246,232
Derivative financial instruments	14,670,070	2,737,586	4,484	-	-	(4,604)	17,407,536
Other financial liabilities	57,891,992	212,514	-	-	-	-	58,104,506
Provisions	31,323,509	134,169	289,695,970	18,828	301,486	(45,739)	321,428,223
Deferred income tax assets	3,901,400	321,193	3,748,115	-	21,918	-	7,992,626
Other liabilities	29,296,906	1,024,700	2,726,199	2,395	902,834	(1,492,288)	32,460,746
Non-controlling interest	1,624,593	30,050,485	42,714,317	13,520	4,432,066	(77,139,456)	1,695,525
Shareholders' equity	143,702,640	-	-	-	-	-	143,702,640
Total in December 31, 2020	1,319,641,809	115,840,066	338,889,085	34,743	5,658,304	(135,259,892)	1,644,804,115
Total in December 31, 2019	1,143,262,454	121,364,937	325,728,842	38,243	5,014,369	(186,104,068)	1,409,304,777

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	36,818,287	1,918,187	11,794,780	992	40,992	(469,800)	50,103,438
Expenses from financial intermediation	(1,250,604)	(766,328)	(9,276,135)	-	(432)	477,657	(10,815,842)
Financial margin	**35,567,683**	**1,151,859**	**2,518,645**	**992**	**40,560**	**7,857**	**39,287,596**
Expected Credit Loss Associated with Credit Risk expense	(8,959,550)	(743,807)	-	-	-	-	(9,703,357)
Gross income from financial intermediation	**26,608,133**	**408,052**	**2,518,645**	**992**	**40,560**	**7,857**	**29,584,239**
Other income from insurance, pension plans and capitalization bonds	-	-	2,947,139	8,706	-	11,790	2,967,635
Fee and commission income and income from banking fees	15,455,631	151,259	950,483	-	313,053	(195,735)	16,674,691
Personnel expenses	(8,707,053)	(156,179)	(949,518)	(697)	(116,445)	62	(9,929,830)
Other administrative expenses	(9,635,756)	(160,303)	(802,599)	(7,906)	(218,377)	420,991	(10,403,950)
Tax expenses	(3,444,876)	(6,933)	(523,918)	(31)	(42,462)	-	(4,018,220)
Share of profit (loss) of unconsolidated and jointly controlled companies	4,314	-	59,530	-	13,937	-	77,781
Other operating income / expenses	(9,428,557)	(83,061)	226,065	(1,908)	67,849	(244,965)	(9,464,577)
Operating profit/(loss)	**10,851,836**	**152,835**	**4,425,827**	**(844)**	**58,115**	**-**	**15,487,769**
Non-operating income/(expense)	(250,294)	3,568	(171,331)	-	1,068	-	(416,989)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(3,532,133)	(98,892)	(1,746,249)	461	(35,531)	-	(5,412,344)
Net income in the 2nd semester of 2020	7,069,409	57,511	2,508,247	(383)	23,652	-	9,658,436

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;

(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;

(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and

(4) Refers to amounts eliminated between segments, as well as among operations carried out between Brazil and overseas companies within the same segment.

R$ thousand

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	70,970,630	5,018,682	22,442,184	2,069	109,663	(1,764,777)	96,778,451
Expenses from financial intermediation	(23,666,826)	(1,921,208)	(18,344,005)	-	(455)	1,772,634	(42,159,860)
Financial margin	**47,303,804**	**3,097,474**	**4,098,179**	**2,069**	**109,208**	**7,857**	**54,618,591**
Expected Credit Loss Associated with Credit Risk expense	(24,128,687)	(1,139,400)	-	-	-	-	(25,268,087)
Gross income from financial intermediation	**23,175,117**	**1,958,074**	**4,098,179**	**2,069**	**109,208**	**7,857**	**29,350,504**
Other income from insurance, pension plans and capitalization bonds	-	-	8,061,761	13,208	-	23,773	8,098,742
Fee and commission income and income from banking fees	29,996,583	345,630	1,875,701	-	448,292	(238,795)	32,427,411
Personnel expenses	(17,412,076)	(302,082)	(1,901,680)	(2,239)	(174,340)	62	(19,792,355)
Other administrative expenses	(19,064,574)	(320,097)	(1,511,635)	(12,643)	(340,464)	709,621	(20,539,792)
Tax expenses	(5,460,374)	(16,583)	(1,038,795)	(123)	(74,502)	-	(6,590,377)
Share of profit (loss) of unconsolidated and jointly controlled companies	(271)	-	98,937	-	16,222	-	114,888
Other operating income / expenses	(15,493,279)	(141,162)	(1,030,441)	(3,313)	102,438	(502,518)	(17,068,275)
Operating profit/(loss)	**(4,258,874)**	**1,523,780**	**8,652,027**	**(3,041)**	**86,854**	-	**6,000,746**
Non-operating income/(expense)	(307,354)	22,885	(197,204)	-	1,100	-	(480,573)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	15,032,516	(523,879)	(3,426,679)	1,569	(57,123)	-	11,026,404
Net Income accrued in the period ended December 31, 2020	10,466,288	1,022,786	5,028,144	(1,472)	30,831	-	16,546,577
Net Income accrued in the period ended December 31, 2019	13,117,064	2,067,501	7,408,081	2,729	(12,760)	-	22,582,615

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

5) CASH AND CASH EQUIVALENTS

		R$ thousand
	On December 31, 2020	On December 31, 2019
Cash and due from banks in domestic currency	17,747,629	14,802,308
Cash and due from banks in foreign currency	6,096,396	4,185,462
Investments in gold	1,036	892
Total cash and due from banks	23,845,061	18,988,662
Interbank investments (1)	166,975,928	42,890,831
Total cash and cash equivalents	190,820,989	61,879,493

(1) Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

6) INTERBANK INVESTMENTS

a) Breakdown and maturity

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019
Securities purchased under agreements to resell:						
Own portfolio position	41,045,591	7,584,593	-	-	48,630,184	6,968,172
• Financial treasury bills	19,860,683	-	-	-	19,860,683	-
• National treasury notes	15,582,390	6,055,697	-	-	21,638,087	5,312,195
• National treasury bills	4,295,180	1,528,896	-	-	5,824,076	229,568
• Debentures	2,505	-	-	-	2,505	-
• Other	1,304,833	-	-	-	1,304,833	1,426,409
Funded position	123,669,088	1,572,570	-	-	125,241,658	38,451,100
• Financial treasury bills	91,655,504	-	-	-	91,655,504	9,961,815
• National treasury notes	29,387,886	1,572,570	-	-	30,960,456	24,314,031
• National treasury bills	2,625,698	-	-	-	2,625,698	4,175,254
Unrestricted position	1,719,020	4,138,557	-	-	5,857,577	2,859,289
• National treasury bills	1,719,020	4,138,557	-	-	5,857,577	2,859,289
Subtotal - Securities purchased under agreements to resell	166,433,699	13,295,720	-	-	179,729,419	48,278,561
Interest-earning deposits in other banks:						
• Interest-earning deposits in other banks:	1,146,799	1,902,459	2,915,464	5,457,819	11,422,541	10,333,660
• Allowance for losses	-	(468)	(1)	(4,283)	(4,752)	(13)
Subtotal - Securities purchased under agreements to resell	1,146,799	1,901,991	2,915,463	5,453,536	11,417,789	10,333,647
On December 31, 2020	167,580,498	15,197,711	2,915,463	5,453,536	191,147,208	
%	87.7	8.0	1.5	2.9	100.0	
On December 31, 2019	36,092,389	17,554,267	3,219,405	1,746,147		58,612,208
%	61.6	29.9	5.5	3.0		100.0

b) Income from interbank investments

Presented in the income statement a component of revenue from financial intermediation – Revenue from securities and interbank investments.

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Income from investments in purchase and sale commitments:			
• Own portfolio position	721,350	1,096,411	1,146,491
• Funded position	1,310,715	2,815,409	4,445,327
• Unrestricted position	856,141	2,329,099	677,860
Subtotal - Securities purchased under agreements to resell	2,888,206	6,240,919	6,269,678
Income from interest-earning deposits in other banks	160,333	403,553	932,799
Total (Note 9f III)	3,048,539	6,644,472	7,202,477

7) COMPULSORY DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement

			R$ thousand
	Remuneration	On December 31, 2020	On December 31, 2019
Compulsory deposit – demand deposits	not remunerated	9,857,922	7,042,022
Compulsory deposit – savings deposits	savings index	19,524,472	22,619,432
Compulsory deposit – time deposits	Selic rate	54,375,139	60,960,884
Total		83,757,533	90,622,338

For more information on compulsory deposits, see Note 37.

b) Revenue from reserve requirement

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Reserve requirement – Bacen (Compulsory deposit)	742,828	2,017,605	4,304,874
Reserve requirement – SFH (1)	2,369	5,714	22,516
Total	745,197	2,023,319	4,327,390

(1) Deposits requirement to SFH (Housing Finance System) are recorded under the caption "Other assets".

8) SECURITIES

Information related to securities as follows:

a) Summary of the consolidated classification of securities by operating segment and issuer

R$ thousand

	Financial	Insurance Group		Other Activities	On December 31, 2020	%	On December 31, 2019	%
		Insurance and Capitalization bonds	Pension plans (5)					
Trading securities	**54,360,035**	**12,746,109**	**184,057,518**	**7,634**	**251,171,296**	**40.7**	**236,060,067**	**39.7**
- Government securities	47,338,471	8,888,857	161,009,201	7,634	217,244,163	35.2	201,299,359	33.8
- Corporate securities	7,021,564	3,857,252	23,048,317	-	33,927,133	5.5	34,760,708	5.9
Available-for-sale securities (2)	**209,014,910**	**32,103,494**	**24,386,290**	**8,807**	**265,513,501**	**43.1**	**261,892,475**	**44.0**
- Government securities	112,158,529	23,092,267	24,320,051	8,187	159,579,034	25.9	169,268,728	28.4
- Corporate securities	96,856,381	9,011,227	66,239	620	105,934,467	17.2	92,623,747	15.6
Held-to-maturity securities (2)	**65,269,589**	**5,854,417**	**28,689,084**	**-**	**99,813,090**	**16.2**	**97,075,274**	**16.3**
- Government securities	58,367,248	5,854,417	28,689,084	-	92,910,749	15.1	88,687,050	14.9
- Corporate securities	6,902,341	-	-	-	6,902,341	1.1	8,388,224	1.4
Total	328,644,534	50,704,020	237,132,892	16,441	616,497,887	100.0	595,027,816	100.0
- Government securities	217,864,248	37,835,541	214,018,336	15,821	469,733,946	76.2	459,255,137	77.2
- Corporate securities	110,780,286	12,868,479	23,114,556	620	146,763,941	23.8	135,772,679	22.8
Total	328,644,534	50,704,020	237,132,892	16,441	616,497,887	100.0	595,027,816	100.0

b) Consolidated classification by category, maturity and operating segment

I) Trading securities

Securities	On December 31, 2020							On December 31, 2019	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**14,102,692**	**7,585,404**	**5,640,591**	**27,031,348**	**54,360,035**	**54,301,327**	**58,708**	**39,707,244**	**93,192**
Financial treasury bills	-	375,460	4,091,617	9,571,434	14,038,511	14,067,552	(29,041)	16,943,056	1,741
National treasury notes	10,178,352	356,385	-	12,283,069	22,817,806	22,574,774	243,032	7,552,980	363,105
Financial bills	-	-	135,888	106,637	242,525	292,087	(49,562)	499,332	(4,117)
Debentures	-	300	177	833,593	834,070	1,038,018	(203,948)	798,746	(187,722)
National treasury bills	-	5,891,458	1,389,188	1,902,347	9,182,993	9,166,195	16,798	7,992,245	15,809
Brazilian foreign debt securities	5	-	-	725,510	725,515	701,201	24,314	47,308	41
Other	3,924,335	961,801	23,721	1,608,758	6,518,615	6,461,500	57,115	5,873,577	(95,665)
- Insurance companies and capitalization bonds	**3,276,735**	**302,906**	**5,247,556**	**3,918,912**	**12,746,109**	**12,742,157**	**3,952**	**12,467,053**	**14,518**
Financial treasury bills	-	157,181	5,229,950	3,136,364	8,523,495	8,531,804	(8,309)	7,802,486	5,481
Financial bills	329	33,550	13,889	105,525	153,293	153,372	(79)	122,133	(11)
Other	3,276,406	112,175	3,717	677,023	4,069,321	4,056,981	12,340	4,542,434	9,048
- Pension plans	**8,105,721**	**11,604,133**	**9,638,725**	**154,708,939**	**184,057,518**	**183,333,235**	**724,283**	**183,840,242**	**2,512,671**
Financial treasury bills	-	7,251,838	8,442,367	109,314,997	125,009,202	125,388,284	(379,082)	118,902,401	15,660
National treasury notes	12,503	222,329	-	27,225,012	27,459,844	26,499,936	959,908	29,841,115	1,772,594
National treasury bills	-	392,245	61,709	8,086,201	8,540,155	8,475,196	64,959	11,283,357	725,110
Financial bills	329	2,957,349	357,106	4,065,026	7,379,810	7,367,961	11,849	12,896,236	1,815
Debentures	2,574	286,013	307,584	5,180,290	5,776,461	5,707,930	68,531	3,903,215	(3,819)
Other	8,090,315	494,359	469,959	837,413	9,892,046	9,893,928	(1,882)	7,013,918	1,311
- Other activities	**-**	**2,743**	**1,667**	**3,224**	**7,634**	**7,639**	**(5)**	**45,528**	**(1)**
Financial treasury bills	-	2,743	1,667	3,224	7,634	7,639	(5)	7,433	(1)
Other	-	-	-	-	-	-	-	38,095	-
Total	25,485,148	19,495,186	20,528,539	185,662,423	251,171,296	250,384,358	786,938	236,060,067	2,620,380

II) Available-for-sale securities

R$ thousand

Securities (2)	On December 31, 2020							On December 31, 2019	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	**22,959,737**	**34,290,690**	**20,670,091**	**131,094,392**	**209,014,910**	**208,035,817**	**979,093**	**211,376,940**	**4,706,462**
National treasury bills	-	20,343,604	11,197,205	33,830,850	65,371,659	63,584,882	1,786,777	79,985,442	2,573,700
Debentures	101,021	3,868,884	4,461,019	55,828,565	64,259,489	66,680,039	(2,420,550)	58,020,747	(232,585)
National treasury notes	15,169,152	1,637,703	-	12,013,881	28,820,736	27,758,819	1,061,917	35,425,785	1,902,624
Foreign corporate securities	48,625	26,077	90,335	6,488,957	6,653,994	6,324,899	329,095	7,442,004	268,638
Shares	3,402,394	-	-	-	3,402,394	3,516,634	(114,240)	3,566,928	(5,980)
Foreign government bonds	605,065	2,838,348	2,968,088	96,718	6,508,219	6,501,034	7,185	6,454,893	5,334
Promissory Notes	-	3,233,001	502,164	3,431,909	7,167,074	7,072,742	94,332	2,870,278	13,026
Certificates of real estate receivables	-	-	-	1,740,062	1,740,062	1,792,691	(52,629)	1,904,837	60,544
Other	3,633,480	2,343,073	1,451,280	17,663,450	25,091,283	24,804,077	287,206	15,706,026	121,161
- Insurance companies and capitalization bonds	**9,444,915**	**3,852**	**1,870,443**	**20,784,284**	**32,103,494**	**27,630,861**	**4,472,633**	**29,403,213**	**3,111,562**
National treasury notes	487,097	-	-	19,703,182	20,190,279	18,393,284	1,796,995	19,946,493	2,046,359
Shares	8,855,739	-	-	-	8,855,739	6,346,387	2,509,352	5,165,489	804,612
National treasury bills	-	-	1,848,614	1,027,694	2,876,308	2,765,875	110,433	4,233,009	242,923
Other	102,079	3,852	21,829	53,408	181,168	125,315	55,853	58,222	17,668
- Pension plans	**7**	**775,486**	**43,260**	**23,567,537**	**24,386,290**	**19,922,132**	**4,464,158**	**21,103,925**	**4,975,420**
National treasury notes	-	769,354	-	23,491,311	24,260,665	19,814,313	4,446,352	19,894,915	4,746,840
Shares	7	-	-	-	7	-	7	1,099,390	214,347
Debentures	-	-	-	66,232	66,232	48,410	17,822	80,190	14,233
Other	-	6,132	43,260	9,994	59,386	59,409	(23)	29,430	-
- Other activities	**620**	**8,187**	**-**	**-**	**8,807**	**8,346**	**461**	**8,397**	**271**
Other	620	8,187	-	-	8,807	8,346	461	8,397	271
Subtotal - Securities purchased under agreements to resell	32,405,279	35,078,215	22,583,794	175,446,213	265,513,501	255,597,156	9,916,345	261,892,475	12,793,715
Accounting Hedge (Note 9f II) (1)	-	-	-	-	-	-	(792,271)	-	(269,021)
Securities reclassified to "Held-to-maturity securities"	-	-	-	-	-	-	895,255	-	(545,381)
Total	32,405,279	35,078,215	22,583,794	175,446,213	265,513,501	255,597,156	10,019,329	261,892,475	11,979,313

III) Held-to-maturity securities

Securities (2)	On December 31, 2020							On December 31, 2019	
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
									R$ thousand
- Financial	99	80,473	10,696,212	54,492,805	65,269,589	67,184,763	1,915,174	67,096,679	2,464,037
National treasury bills	-	-	10,665,733	29,524,038	40,189,771	41,440,835	1,251,064	57,884,427	1,848,510
Certificates of real estate receivables	-	-	3,284	6,700,118	6,703,402	6,790,623	87,221	8,388,224	489,378
National treasury notes	99	778	676	18,123,723	18,125,276	18,696,822	571,546	820,887	126,149
Other	-	79,695	26,519	144,926	251,140	256,483	5,343	3,141	-
- Insurance companies and capitalization bonds	-	5,940	-	5,848,477	5,854,417	7,293,327	1,438,910	5,598,491	1,721,486
National treasury notes	-	5,940	-	5,848,477	5,854,417	7,293,327	1,438,910	5,598,491	1,721,486
- Pension plans	-	11,542,576	-	17,146,508	28,689,084	35,252,383	6,563,299	24,380,104	7,579,996
National treasury notes	-	11,542,576	-	17,146,508	28,689,084	35,252,383	6,563,299	24,380,104	7,579,996
Total	99	11,628,989	10,696,212	77,487,790	99,813,090	109,730,473	9,917,383	97,075,274	11,765,519

c) Breakdown of the portfolios by financial statement classification

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020 (3) (4)	On December 31, 2019 (3) (4)
Securities pledged as colateral	57,713,721	46,184,002	36,325,489	376,033,558	516,256,770	441,008,311
Fixed income securities	37,852,249	46,184,002	36,325,489	376,033,558	496,395,298	424,498,848
• National treasury notes	25,847,203	12,900,480	676	120,004,172	158,752,531	120,701,040
• Financial treasury bills	-	7,660,058	17,407,345	114,438,181	139,505,584	133,789,096
• National treasury bills	-	9,006,568	10,735,292	41,847,428	61,589,288	49,175,009
• Debentures	103,594	4,156,871	2,184,841	58,003,765	64,449,071	59,286,947
• Financial bills	659	3,105,702	616,876	4,420,519	8,143,756	13,827,308
• Certificates of real estate receivables	-	-	3,290	8,546,813	8,550,103	10,450,403
• Foreign government bonds	609,496	3,410,021	2,972,416	142,130	7,134,063	6,871,066
• Foreign corporate securities	1,451,568	495,682	123,919	8,138,673	10,209,842	7,315,967
• Brazilian foreign debt securities	759,264	-	-	8,780,576	9,539,840	1,345,187
• Promissory Notes	146,380	3,582,554	502,164	3,822,867	8,053,965	3,303,864
• Bank deposit certificates	26,405	251,207	380,692	102,107	760,411	811,535
• Other	8,907,680	1,614,859	1,397,978	7,786,327	19,706,844	17,621,426
Equity securities	19,861,472	-	-	-	19,861,472	16,509,463
• Shares of other companies	19,861,472	-	-	-	19,861,472	16,509,463
Restricted securities	176,805	18,934,909	15,009,128	62,049,053	96,169,895	150,029,731
Subject to repurchase agreements	-	13,584,624	14,446,035	47,134,969	75,165,628	123,086,775
• National treasury bills	-	11,944,299	11,766,338	31,368,657	55,079,294	98,773,575
• Foreign corporate securities	-	-	-	-	-	2,892,332
• National treasury notes	-	1,637,700	-	10,918,115	12,555,815	16,687,529
• Brazilian foreign debt securities	-	-	-	758,049	758,049	449,054
• Debentures	-	-	2,583,939	4,063,880	6,647,819	3,604,716
• Financial treasury bills	-	2,625	95,758	26,268	124,651	679,569
Given in guarantee to the Brazilian Central Bank	-	4,405,553	30,359	816,491	5,252,403	4,063,389
• National treasury bills	-	4,405,553	30,359	-	4,435,912	4,063,389
• National treasury notes	-	-	-	816,491	816,491	-
Privatization rights	-	-	-	29,532	29,532	34,384
Given in guarantee	176,805	944,732	532,734	14,068,061	15,722,332	22,845,183
• National treasury notes	-	993	-	3,925,079	3,926,072	4,692,368
• National treasury bills	-	187,408	156,531	1,173,790	1,517,729	7,267,365
• Financial treasury bills	-	756,331	376,203	8,751,180	9,883,714	10,721,947
• Other	176,805	-	-	218,012	394,817	163,503

R$ thousand

Securities	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020 (3) (4)	On December 31, 2019 (3) (4)
Securities sold under repurchase agreements - unrestricted	-	1,083,479	2,473,928	513,815	4,071,222	3,989,774
• National treasury bills	-	1,083,479	2,473,928	-	3,557,407	2,099,138
• National treasury notes	-	-	-	513,815	513,815	1,890,636
Total	57,890,526	66,202,390	53,808,545	438,596,426	616,497,887	595,027,816
%	9.5	10.7	8.7	71.1	100.0	100.0

(1) For derivative financial instruments considered as accounting hedges, the category used is "Available-for-Sale Securities";
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. At the time of preparation of the consolidated financial statements as at June 30, 2020, Management decided to reclassify Securities Available for Sale to Held to Maturity, in the amount of R$20,009,471 thousand, without any gain or loss, as the gain in the amount of R$1,794,263 thousand, is being retained in shareholders' equity and is being recognized in income statement over the remaining period of the securities, according to article 5 of said Circular. In the the 2019 exercise, there were no sales or reclassifications of securities classified in this category;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price quotation available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas; and
(5) It basically includes investment funds (VGBL and PGBL).

d) Impairment for Securities

In the 2nd semester of 2020, there was an impairment of financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held to Maturity" in the amount of R$1,993,002 thousand, net of constitution/reversal and which includes the result of a sale or transfer of financial assets.

In the year ended in December 31, 2020, there was an impairment of financial assets, mostly debentures, related to securities classified in the categories "Available for Sale" and "Held to Maturity" in the amount of R$2,637,989 thousand (R$2,058,004 thousand in 2019), net of constitution/reversal and which includes the result of a sale or transfer of financial assets and impairment of shares, classified in the category available for sale in the amount of R$446,413 thousand (R$22 thousand in 2019), totaling R$3,084,402 thousand (R$2,058,026 thousand in 2019).

9) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customer's requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

Bradesco's derivative financial instruments in Brazil primarily consist of swaps and futures and are registered at B3.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and primarily out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategy are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, look for gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

The Financial Statements include a Risk Management and Capital Note on the main risk-control metrics and the risk management structure's key aspects. This Note complements the Securities and Derivatives Note and shows these instruments' exposures under various views, as well as derivatives' revenues and expenses.

a) Amount of derivative financial instruments recognized by index

R$ thousand

	Total in December 31, 2020					Total in December 31, 2019				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts						-				
Purchase commitments:	84,467,021		24,535	-	24,535	140,426,077		20,290	-	20,290
- Interbank market	40,651,059	-	10,050	-	10,050	108,149,874	-	12,659	-	12,659
- Foreign currency	39,875,542	-	10,832	-	10,832	30,351,663	-	5,560	-	5,560
- Other	3,940,420	2,807,910	3,653	-	3,653	1,924,540	777,414	2,071	-	2,071
Sale commitments:	316,512,537		(19,366)	-	(19,366)	231,911,105		(23,676)	-	(23,676)
- Interbank market (1)	263,958,439	223,307,380	(15,899)	-	(15,899)	153,544,202	45,394,328	(18,640)	-	(18,640)
- Foreign currency (2)	51,421,588	11,546,046	(1,371)	-	(1,371)	77,219,777	46,868,114	(1,840)	-	(1,840)
- Other	1,132,510	-	(2,096)	-	(2,096)	1,147,126	-	(3,196)	-	(3,196)
Option contracts						-				
Purchase commitments:	326,423,643		2,456,611	895,667	3,352,278	145,317,995		1,489,325	310,565	1,799,890
- Interbank market	311,472,364	-	1,504,181	193,326	1,697,507	130,179,263	-	617,942	153,980	771,922
- Foreign currency	13,878,682	-	854,484	701,089	1,555,573	14,233,062	1,019,989	808,235	131,756	939,991
- Other	1,072,597	282,563	97,946	1,252	99,198	905,670	-	63,148	24,829	87,977
Sale commitments:	331,145,703		(2,520,903)	(589,180)	(3,110,083)	253,288,998		(1,519,642)	(12,609)	(1,532,251)
- Interbank market	314,999,693	3,527,329	(1,640,039)	(194,670)	(1,834,709)	238,999,513	108,820,250	(891,953)	(130,183)	(1,022,136)
- Foreign currency	15,355,976	1,477,294	(619,545)	(363,298)	(982,843)	13,213,073	-	(545,433)	124,936	(420,497)
- Other	790,034	-	(261,319)	(31,212)	(292,531)	1,076,412	170,742	(82,256)	(7,362)	(89,618)
Forward contracts						-				
Purchase commitments:	76,011,205		4,696,246	14,818	4,711,064	16,258,721		1,428,434	1,328	1,429,762
- Interbank market	246,269	246,269	1,859	14,818	16,677	232,706	232,706	1,859	1,328	3,187
- Foreign currency	70,345,084	48,576,798	(453)	-	(453)	13,794,259	-	(251,175)	-	(251,175)
- Other	5,419,852	4,451,509	4,694,840	-	4,694,840	2,231,756	1,563,753	1,677,750	-	1,677,750
Sale commitments:	22,736,629		(132,076)	(4,678)	(136,754)	15,834,563		125,532	(2,167)	123,365
- Foreign currency (2)	21,768,286	-	(82,681)	-	(82,681)	15,166,560	1,372,301	107,747	-	107,747
- Other	968,343	-	(49,395)	(4,678)	(54,073)	668,003	-	17,785	(2,167)	15,618
Swap contracts						-				
Assets (long position):	66,137,265		11,195,415	3,591,785	14,787,200	70,032,236		9,668,531	987,011	10,655,542
- Interbank market	4,095,567	-	106,827	215,527	322,354	7,703,103	3,424,228	118,969	85,416	204,385
- Fixed rate	33,427,359	19,386,846	4,160,018	26,030	4,186,048	38,714,923	19,364,909	8,253,671	(515,320)	7,738,351
- Foreign currency	24,369,039	1,177,263	6,169,577	3,051,417	9,220,994	19,746,372	-	1,032,687	1,066,491	2,099,178
- IGPM	636,581	-	432,390	22,676	455,066	670,554	-	124,132	118,554	242,686

R$ thousand

	Total in December 31, 2020					Total in December 31, 2019				
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
- Other	3,608,719	-	326,603	276,135	602,738	3,197,284	-	139,072	231,870	370,942
Liabilities (unrestricted position):	**50,475,079**		**(10,838,073)**	**(2,653,090)**	**(13,491,163)**	**52,232,961**		**(9,044,701)**	**(3,161,114)**	**(12,205,815)**
- Interbank market	7,350,385	3,254,818	(103,984)	(27,012)	(130,996)	4,278,875	-	(179,169)	76,722	(102,447)
- Fixed rate	14,040,513	-	(2,431,630)	(1,448,120)	(3,879,750)	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)
- Foreign currency	23,191,776	-	(7,119,016)	(801,099)	(7,920,115)	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)
- IGPM	836,307	199,726	(536,192)	(48,393)	(584,585)	893,000	222,446	(167,300)	(170,755)	(338,055)
- Other	5,056,098	1,447,379	(647,251)	(328,466)	(975,717)	6,227,704	3,030,420	(400,758)	(445,801)	(846,559)
Total	1,273,909,082		4,862,389	1,255,322	6,117,711	925,302,656		2,144,093	(1,876,986)	267,107

Derivatives include operations maturing in D+1.

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$128,431,775 thousand (R$76,405,734 thousand in December 31, 2019); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$12,942,667 thousand (R$21,015,183 thousand in December 31, 2019) (Note 9f II);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$29,678,043 thousand (R$64,376,717 thousand in December 31, 2019), contemplating the capital reduction carried out In the six month period ended June 30, 2020, in the amount of R$59,546,684 thousand; and

(3) Reflects the net balance between the Asset and Liability position.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost, fair value and maturity

R$ thousand

	Total in December 31, 2020									Total in December 31, 2019
	Original amortized cost	Mark-to-market adjustment	Fair value	%	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total	Total
Adjustment receivable - swaps	11,195,415	3,591,785	14,787,200	59.6	656,297	234,828	190,079	13,705,996	14,787,200	10,655,542
Adjustment receivable - future	24,535	-	24,535	0.1	12,186	1,086	48	11,215	24,535	20,290
Receivable forward purchases	5,684,286	14,878	5,699,164	23.0	3,563,612	1,303,543	579,989	252,020	5,699,164	1,747,792
Receivable forward sales (1)	956,806	(4,590)	952,216	3.8	355,980	164,411	55,397	376,428	952,216	287,676
Premiums on exercisable options	2,456,611	895,667	3,352,278	13.5	1,225,813	134,149	181,173	1,811,143	3,352,278	1,799,890
Total assets (A)	20,317,653	4,497,740	24,815,393	100.0	5,813,888	1,838,017	1,006,686	16,156,802	24,815,393	14,511,190
Adjustment payables - swaps	(10,838,073)	(2,653,090)	(13,491,163)	72.2	(890,781)	25,115	(578,097)	(12,047,400)	(13,491,163)	(12,205,815)
Adjustment payables - future	(19,366)	-	(19,366)	0.1	(5,482)	(181)	(3,845)	(9,858)	(19,366)	(23,676)
Payable forward purchases	(988,040)	(60)	(988,100)	5.3	(218,570)	(462,424)	(119,724)	(187,382)	(988,100)	(318,030)
Payable forward sales	(1,088,882)	(88)	(1,088,970)	5.8	(383,834)	(170,159)	(181,666)	(353,311)	(1,088,970)	(164,311)
Premiums on written options	(2,520,903)	(589,180)	(3,110,083)	16.6	(1,227,537)	(135,765)	(235,283)	(1,511,498)	(3,110,083)	(1,532,251)
Total liabilities (B)	(15,455,264)	(3,242,418)	(18,697,682)	100.0	(2,726,204)	(743,414)	(1,118,615)	(14,109,449)	(18,697,682)	(14,244,083)
Net Effect (A-B)	4,862,389	1,255,322	6,117,711		3,087,684	1,094,603	(111,929)	2,047,353	6,117,711	267,107

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, options, forward and swap contracts – (Nominal Value)

R$ thousand

	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in December 31, 2020	Total in December 31, 2019
Futures contracts (1)	156,727,296	25,296,512	74,404,496	144,551,254	400,979,558	372,337,182
Option contracts	221,645,986	261,267,294	127,859,228	46,796,838	657,569,346	398,606,993
Forward contracts (1)	46,283,517	18,702,771	29,513,468	4,248,078	98,747,834	32,093,284
Swap contracts	10,021,090	14,605,270	7,724,745	84,261,239	116,612,344	122,265,197
Total in December 31, 2020	434,677,889	319,871,847	239,501,937	279,857,409	1,273,909,082	
Total in December 31, 2019	553,466,755	80,674,625	84,555,049	206,606,227		925,302,656

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments, primarily futures contracts

	R$ thousand	
	On December 31, 2020	On December 31, 2019
Government securities		
National treasury bills	-	4,620,246
National treasury notes	4,368,766	5,270,514
Total	4,368,766	9,890,760

e) Revenues and expenses, net

	R$ thousand		
	2nd semester	Accrued on December 31	
	2020	2020	2019
Swap contracts	2,951,385	4,250,553	(303,446)
Forward contracts (1)	(6,759,693)	(7,597,574)	739,273
Option contracts	3,074,760	3,797,555	282,465
Futures contracts (1)	703,914	(19,638,556)	(1,915,884)
Foreign exchange variation of assets and liabilities overseas	(79,682)	6,362,663	337,884
Total (Note 9 III)	(109,316)	(12,825,359)	(859,708)

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and counterparty

	R$ thousand	
	Total in December 31, 2020	Total in December 31, 2019
B3 (stock exchange)	1,034,782,001	739,773,021
B3 (over-the-counter)	**203,170,377**	**143,904,600**
- Financial Institutions	44,352,093	62,540,939
- Companies	158,472,894	80,946,338
- Individuals	345,390	417,323
Overseas (stock exchange) (1)	15,256,532	18,292,330
Overseas (over-the-counter) (1)	20,700,172	23,332,705
Total	1,273,909,082	925,302,656

(1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand	
	Total in December 31, 2020	Total in December 31, 2019
Risk received in credit Swaps:	**3,872,939**	**3,894,982**
- Debt securities issued by companies	1,024,244	791,045
- Bonds of the Brazilian public debt	2,580,026	3,056,778
- Bonds of foreign public debt	268,669	47,159
Risk transferred in credit Swaps:	**(1,304,372)**	**(1,108,443)**
- Brazilian public debt derivatives	(332,589)	(181,382)
- Foreign public debt derivatives	(971,783)	(927,061)
Total net credit risk value	2,568,567	2,786,539
Effect on Shareholders' Equity	105,226	84,382
Remuneration on the counterparty receiving the risk	(26,462)	(11,945)

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

II) Hedge Accounting

On December 31, 2020, Bradesco maintained hedges, in accordance with Bacen Circular No. 3,082/02, consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the outcome of the organization. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

				R$ thousand
Strategy	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	12,942,667	13,197,717	100,114	55,063
Hedge of interest payments on funding (2)	128,431,775	126,398,921	(316,082)	(173,845)
Total in December 31, 2020	141,374,442	139,596,638	(215,968)	(118,782)
Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in December 31, 2019	97,420,917	97,069,508	119,653	65,809

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates until 2025, making the cash flow fixed; and
(2) Referring to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with maturity dates in 2023, making the cash flow fixed.
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the cash flow hedge, which we expect to recognize in the income statement, amount to R$(75,173) thousand.

There were no gains/(losses) related to the ineffectiveness of the cash flow hedge recorded in the income statement in the year ended in December 31, 2020 and 2019.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
				R$ thousand
Hedge of exchange variation on future cash flows (1)	4,839,546	2,570,621	(576,303)	(316,967)
Total in December 31, 2020	4,839,546	2,570,621	(576,303)	(316,967)
Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in December 31, 2019	1,919,177	925,820	(388,674)	(213,771)

(1) Whose functional currency is different from the real, using Forward and Dollar Futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar).
The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

For the next 12 months, the gains/(losses) related to the hedge of investments abroad (specifically the over-hedge made to cover tax effects), which we expect to recognize in the result, amount to R$307 thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, in the second half of 2020, was R$ 2,161 thousand and in the year ended in December 31, 2020, was R$(12,697) thousand (R$(15,750) thousand in 2019).

III) Revenue from financial intermediation from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Fixed income securities (1)	8,473,492	21,803,879	20,859,572
Interbank investments (Note 6b)	3,048,539	6,644,472	7,202,477
Equity securities (2)	(614,485)	(1,565,569)	(456,975)
Subtotal - Securities purchased under agreements to resell	10,907,546	26,882,782	27,605,074
Financial income from insurance, pension plans and capitalization bonds (2) (3)	3,517,108	5,161,816	8,095,597
Net gain or (loss) from derivative financial instruments (Note 16e)	(109,316)	(12,825,359)	(859,708)
Total	14,315,338	19,219,239	34,840,963

(1) In the year ended December 31, 2020, there were losses due to impairment of financial assets (mostly debentures), in the amount of R$1,960,911 thousand (R$2,058,004 thousand in 2019) and in the second half of 2020, in the amount of R$1,902,875 thousand, net of constitution/reversal. Including the result from a sale or transfer of financial assets, we would have an impairment of R$2,637,989 thousand in the year;
(2) In the year ended December 31, 2020, there were losses by impairment of shares in the amount of R$446,413 thousand (R$22 thousand in 2019). There were no losses due to stock impaiment in the second half of 2020; and
(3) In the year ended December 31, 2020, comprises financial income from insurance, pension plan and capitalization in the amount of R$23,505,822 thousand (R$25,025,743 thousand in 2019) and Expenses for updating and interest on technical provisions insurance, pension plan and capitalization in the amount of R$(18,344,005) thousand (R$(16,930,146) thousand in 2019). In the second half of 2020, it comprises financial income from insurance, private pension and capitalization in the amount of R$12,793,244 thousand and Expenses for updating and interest on technical provisions for insurance, private pension and capitalization in the amount of R$(9,276,135) thousand (Note 16e).

10) LOANS AND OTHER CREDIT EXPOSURES

Information relating to loans, including advances on foreign exchange contracts, leases and other receivables with credit characteristics is shown below:

a) By type and maturity

										R$ thousand
	Performing loans									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in December 31, 2020 (A)	% (4)	Total in December 31, 2019 (A)	% (4)
Discounted trade receivables and loans (1)	16,504,243	12,772,842	12,468,716	28,768,209	35,244,281	123,168,178	228,926,469	39.7	185,347,428	36.1
Financing and on-lending	4,216,608	4,779,498	5,781,063	18,526,671	20,569,550	121,649,239	175,522,629	30.4	144,416,003	28.0
Agricultural and agribusiness loans	497,285	568,703	788,290	2,949,000	6,972,491	8,020,863	19,796,632	3.4	20,392,848	4.0
Subtotal - Securities purchased under agreements to resell	**21,218,136**	**18,121,043**	**19,038,069**	**50,243,880**	**62,786,322**	**252,838,280**	**424,245,730**	**73.5**	**350,156,279**	**68.1**
Leases	95,928	102,608	88,890	249,759	458,425	1,617,083	2,612,693	0.5	2,726,858	0.5
Advances on foreign exchange contracts (2)	601,388	1,295,796	1,025,335	3,370,463	1,172,258	66,682	7,531,922	1.3	15,684,618	3.0
Subtotal - Securities purchased under agreements to resell	**21,915,452**	**19,519,447**	**20,152,294**	**53,864,102**	**64,417,005**	**254,522,045**	**434,390,345**	**75.3**	**368,567,755**	**71.6**
Other receivables (3)	23,217,020	10,763,536	6,272,571	8,223,875	4,326,526	347,978	53,151,506	9.2	57,312,929	11.1
Credit portfolio	45,132,472	30,282,983	26,424,865	62,087,977	68,743,531	254,870,023	487,541,851	84.5	425,880,684	82.7
Acquisition of credit card receivables	4,290,459	1,408,216	881,802	1,216,901	552,080	-	8,349,458	1.4	9,485,622	1.8
Subtotal - Securities purchased under agreements to resell	**49,422,931**	**31,691,199**	**27,306,667**	**63,304,878**	**69,295,611**	**254,870,023**	**495,891,309**	**85.9**	**435,366,306**	**84.5**
Sureties and guarantees	641,880	905,295	1,289,829	6,470,156	13,457,806	57,471,636	80,236,602	13.9	78,231,145	15.2
Guarantee given on rural loans assigned	-	-	-	-	9,281	40,054	49,335	-	60,757	-
Letters of credit for imports	56,059	196,516	109,864	178,379	42,204	473,591	1,056,613	0.2	1,411,197	0.3
Confirmed exports loans	3,765	4,915	-	-	1,354	-	10,034	-	20,227	-
Total - Memorandum accounts	**701,704**	**1,106,726**	**1,399,693**	**6,648,535**	**13,510,645**	**57,985,281**	**81,352,584**	**14.1**	**79,723,326**	**15.5**
Total on December 31, 2020	50,124,635	32,797,925	28,706,360	69,953,413	82,806,256	312,855,304	577,243,893	100.0		
Total on December 31, 2019	58,848,500	34,555,194	25,618,740	62,116,622	81,107,695	252,842,881			515,089,632	100.0

	Non-performing loans								R$ thousand
	Past-due installments								
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in December 31, 2020 (B)	% (4)	Total in December 31, 2019 (B)	% (4)
Discounted trade receivables and loans (1)	892,874	768,506	596,139	1,635,686	2,908,381	6,801,586	83.3	9,311,845	81.4
Financing and on-lending	273,498	168,637	78,344	161,282	185,535	867,296	10.6	975,701	8.5
Agricultural and agribusiness loans	109,429	22,688	22,181	28,388	20,196	202,882	2.5	165,321	1.4
Subtotal - Securities purchased under agreements to resell	**1,275,801**	**959,831**	**696,664**	**1,825,356**	**3,114,112**	**7,871,764**	**96.4**	**10,452,867**	**91.3**
Leases	1,149	652	915	698	464	3,878	-	25,473	0.2
Advances on foreign exchange contracts (2)	1,793	4,608	69,071	34	-	75,506	0.9	372,646	3.3
Subtotal - Securities purchased under agreements to resell	**1,278,743**	**965,091**	**766,650**	**1,826,088**	**3,114,576**	**7,951,148**	**97.3**	**10,850,986**	**94.8**
Other receivables (3)	38,091	11,461	12,391	62,110	93,808	217,861	2.7	591,315	5.2
Total on December 31, 2020	1,316,834	976,552	779,041	1,888,198	3,208,384	8,169,009	100.0		
Total on December 31, 2019	1,350,061	1,407,886	1,684,557	2,786,452	4,213,345			11,442,301	100.0

	Non-performing loans									R$ thousand
	Installments not yet due									
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in December 31, 2020 (C)	% (4)	Total in December 31, 2019 (C)	% (4)
Discounted trade receivables and loans (1)	537,132	493,402	446,619	1,087,087	1,801,118	5,659,835	10,025,193	73.6	10,382,566	66.4
Financing and on-lending	141,599	135,357	123,673	344,070	574,408	2,140,610	3,459,717	25.4	4,991,524	32.0
Agricultural and agribusiness loans	231	633	1,522	5,167	18,327	37,639	63,519	0.5	70,669	0.5
Subtotal - Securities purchased under agreements to resell	**678,962**	**629,392**	**571,814**	**1,436,324**	**2,393,853**	**7,838,084**	**13,548,429**	**99.5**	**15,444,759**	**98.9**
Leases	1,141	1,120	1,054	3,118	7,324	16,110	29,867	0.2	105,184	0.7
Subtotal - Securities purchased under agreements to resell	**680,103**	**630,512**	**572,868**	**1,439,442**	**2,401,177**	**7,854,194**	**13,578,296**	**99.7**	**15,549,943**	**99.6**
Other receivables (3)	3,026	2,649	2,434	6,226	8,705	20,815	43,855	0.3	68,746	0.4
Total on December 31, 2020	683,129	633,161	575,302	1,445,668	2,409,882	7,875,009	13,622,151	100.0		
Total on December 31, 2019	911,472	790,742	760,240	1,790,461	2,936,967	8,428,807			15,618,689	100.0

R$ thousand

	Total			
	Total in December 31, 2020 (A+B+C)	% (4)	Total in December 31, 2019 (A+B+C)	% (4)
Discounted trade receivables and loans (1)	245,753,248	41.1	205,041,839	37.9
Financing and on-lending	179,849,642	30.0	150,383,228	27.7
Agricultural and agribusiness loans	20,063,033	3.3	20,628,838	3.8
Subtotal - Securities purchased under agreements to resell	**445,665,923**	**74.4**	**376,053,905**	**69.4**
Leases	2,646,438	0.4	2,857,515	0.5
Advances on foreign exchange contracts (2)	7,607,428	1.3	16,057,264	3.0
Subtotal - Securities purchased under agreements to resell	**455,919,789**	**76.1**	**394,968,684**	**72.9**
Other receivables (3)	53,413,222	8.9	57,972,990	10.7
Credit portfolio	509,333,011	85.0	452,941,674	83.6
Acquisition of credit card receivables	8,349,458	1.4	9,485,622	1.7
Subtotal - Securities purchased under agreements to resell	**517,682,469**	**86.4**	**462,427,296**	**85.3**
Sureties and guarantees	80,236,602	13.4	78,231,145	14.4
Guarantee given on rural loans assigned	49,335	-	60,757	-
Letters of credit for imports	1,056,613	0.2	1,411,197	0.3
Confirmed exports loans	10,034	-	20,227	-
Total - Memorandum accounts	**81,352,584**	**13.6**	**79,723,326**	**14.7**
Total on December 31, 2020	599,035,053	100.0		
Total on December 31, 2019			542,150,622	100.0

(1) Including credit card loans of R$9,922,375 thousand (R$13,499,626 thousand in December, 2019);

(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities";

(3) The item "Other Receivables" comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$34,605,794 thousand (R$33,977,701 thousand in December, 2019); and

(4) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables, co-obligations in rural loan assignments, credits opened for importation and confirmed export credits.

b) Modalities and levels of risk - credit portfolio and sureties and guarantees

R$ thousand

	Levels of risk												
	AA	A	B	C	D	E	F	G	H	Total in December 31, 2020	% (1)	Total in December 31, 2019	% (1)
Discounted trade receivables and loans	24,764,655	60,421,441	74,904,019	39,717,259	13,875,244	5,184,754	5,975,067	2,952,062	17,958,747	245,753,248	41.7	205,041,839	38.7
Financing and on-lending	103,688,312	32,700,928	22,841,574	12,064,510	2,792,407	1,593,427	1,776,318	966,966	1,425,200	179,849,642	30.5	150,383,228	28.3
Agricultural and agribusiness loans	5,453,419	8,452,416	4,571,416	1,243,393	189,886	44,056	18,988	8,175	81,284	20,063,033	3.4	20,628,838	3.9
Subtotal - Securities purchased under agreements to resell	133,906,386	101,574,785	102,317,009	53,025,162	16,857,537	6,822,237	7,770,373	3,927,203	19,465,231	445,665,923	75.6	376,053,905	70.9
Leases	503,270	862,399	1,167,888	29,120	20,177	11,599	4,867	16,184	30,934	2,646,438	0.4	2,857,515	0.5
Advances on foreign exchange contracts (2)	2,159,828	1,371,247	2,180,450	1,635,582	14,684	40,547	162	27,683	177,245	7,607,428	1.3	16,057,264	3.0
Subtotal - Securities purchased under agreements to resell	136,569,484	103,808,431	105,665,347	54,689,864	16,892,398	6,874,383	7,775,402	3,971,070	19,673,410	455,919,789	77.3	394,968,684	74.4
Other receivables	13,904,410	16,123,413	10,445,535	10,578,735	1,449,767	174,159	58,063	59,154	619,986	53,413,222	9.1	57,972,990	10.9
Subtotal - Securities purchased under agreements to resell	150,473,894	119,931,844	116,110,882	65,268,599	18,342,165	7,048,542	7,833,465	4,030,224	20,293,396	509,333,011	86.4	452,941,674	85.3
Sureties and guarantees (3)	68,999,012	2,520,861	1,795,771	208,432	3,840,356	2,872,170	-	-	-	80,236,602	13.6	78,231,145	14.7
Total on December 31, 2020	219,472,906	122,452,705	117,906,653	65,477,031	22,182,521	9,920,712	7,833,465	4,030,224	20,293,396	589,569,613	100.0		
%	37.2	20.8	20.0	11.1	3.8	1.7	1.3	0.7	3.4	100.0			
Total on December 31, 2019	207,680,850	175,101,164	51,022,462	47,809,000	12,380,302	10,162,975	4,138,121	4,033,250	18,844,695			531,172,819	100.0
%	39.1	33.0	9.6	9.0	2.3	1.9	0.8	0.8	3.5			100.0	

(1) Percentage of each type in relation to the total loan portfolio, excluding loan assignments, acquisition of receivables and co-obligation in rural loan assignments;

(2) Advances on foreign exchange contracts are presented in the statement of financial position as a deduction from "Other financial liabilities"; and

(3) The provision for losses, associated to the financial guarantees provided, is being assessed as provided by CMN Resolution No. 4,512/16, for more information on the methodology used, see Note 19c.

c) Composition of credit portfolio by risk level and delay situation

I) Levels of risk

													R$ thousand
	Levels of risk												
	Non-performing loans (3)												
	AA	A	B	C	D	E	F	G	H	Total in December 31, 2020	% (1)	Total in December 31, 2019	% (1)
Installments not yet due	-	-	1,570,681	1,954,430	2,527,731	1,452,605	831,970	801,124	4,483,610	13,622,151	100.0	15,618,689	100.0
1 to 30	-	-	81,605	118,731	127,964	69,748	38,689	36,841	209,551	683,129	5.0	911,472	5.8
31 to 60	-	-	75,937	105,705	116,878	65,046	38,435	37,561	193,599	633,161	4.6	790,742	5.1
61 to 90	-	-	64,194	87,120	101,755	57,142	32,435	30,816	201,840	575,302	4.2	760,240	4.9
91 to 180	-	-	152,439	214,292	270,344	159,774	93,001	95,030	460,788	1,445,668	10.6	1,790,461	11.5
181 to 360	-	-	240,648	354,473	454,973	269,204	152,385	148,157	790,042	2,409,882	17.7	2,936,967	18.8
More than 360	-	-	955,858	1,074,109	1,455,817	831,691	477,025	452,719	2,627,790	7,875,009	57.9	8,428,807	53.9
Past-due installments (2)	-	-	451,766	567,118	689,980	599,714	503,178	469,765	4,887,488	8,169,009	100.0	11,442,301	100.0
1 to 14	-	-	6,785	37,649	45,150	22,754	13,434	13,141	221,799	360,712	4.4	297,885	2.6
15 to 30	-	-	383,271	181,900	132,750	63,309	26,215	23,945	144,732	956,122	11.7	1,052,176	9.2
31 to 60	-	-	61,710	307,164	185,217	81,635	44,784	55,315	240,727	976,552	12.0	1,407,886	12.3
61 to 90	-	-	-	14,842	289,828	92,902	43,293	35,540	302,636	779,041	9.5	1,684,557	14.6
91 to 180	-	-	-	25,563	37,035	325,358	356,634	318,045	825,563	1,888,198	23.1	2,786,452	24.4
181 to 360	-	-	-	-	-	13,756	18,818	23,779	3,081,138	3,137,491	38.4	4,149,757	36.3
More than 360	-	-	-	-	-	-	-	-	70,893	70,893	0.9	63,588	0.6
Subtotal - Securities purchased under agreements to resell	-	-	2,022,447	2,521,548	3,217,711	2,052,319	1,335,148	1,270,889	9,371,098	21,791,160		27,060,990	
Specific provision	-	-	20,225	75,647	321,771	615,696	667,574	889,623	9,371,098	11,961,634		14,384,380	

(1) Percentage of maturities by installment;

(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99; and

(3) For contracts with installments past-due for more than 14 days or which have been restructured or where the borrower is bankrupt or in judicial recovery.

R$ thousand

	Levels of risk												
	Performing loans (2)												
	AA	A	B	C	D	E	F	G	H	Total in December 31, 2020	% (1)	Total in December 31, 2019	% (1)
Installments not yet due	150,343,571	119,650,498	114,028,517	62,571,474	15,014,964	4,966,173	6,476,945	2,746,630	10,788,555	486,587,327	99.8	424,171,930	99.6
1 to 30	9,120,121	14,851,714	8,471,219	8,384,757	1,566,835	713,043	318,695	100,133	651,431	44,177,948	9.1	50,993,845	12.0
31 to 60	7,889,013	8,247,580	6,928,640	5,421,991	929,151	190,010	105,349	62,643	508,606	30,282,983	6.2	32,649,225	7.7
61 to 90	7,164,799	7,476,250	5,331,452	5,079,668	744,232	179,776	138,836	60,873	248,979	26,424,865	5.4	23,927,453	5.6
91 to 180	19,808,197	18,374,044	12,031,318	7,898,212	1,444,336	426,948	774,673	245,122	1,085,127	62,087,977	12.7	52,933,226	12.4
181 to 360	19,168,482	16,301,912	17,585,622	10,228,268	2,738,417	675,805	459,438	370,003	1,215,584	68,743,531	14.1	67,145,117	15.8
More than 360	87,192,959	54,398,998	63,680,266	25,558,578	7,591,993	2,780,591	4,679,954	1,907,856	7,078,828	254,870,023	52.3	196,523,064	46.1
Past due up to 14 days	130,323	281,346	59,918	175,577	109,490	30,050	21,372	12,705	133,743	954,524	0.2	1,708,754	0.4
Subtotal - Securities purchased under agreements to resell	150,473,894	119,931,844	114,088,435	62,747,051	15,124,454	4,996,223	6,498,317	2,759,335	10,922,298	487,541,851	100.0	425,880,684	100.0
Generic provision	-	599,659	1,140,884	1,882,411	1,512,445	1,498,867	3,249,158	1,931,534	10,922,298	22,737,256		15,371,677	
Total on December 31, 2020	150,473,894	119,931,844	116,110,882	65,268,599	18,342,165	7,048,542	7,833,465	4,030,224	20,293,396	509,333,011			
Existing provision	-	728,056	1,409,023	5,803,040	4,885,649	3,405,380	4,763,946	3,913,701	20,293,396	45,202,191			
Minimum required provision	-	599,659	1,161,109	1,958,058	1,834,216	2,114,563	3,916,732	2,821,157	20,293,396	34,698,890			
Supplementary provision	-	128,397	247,914	3,844,982	3,051,433	1,290,817	847,214	1,092,544	-	10,503,301			
Total on December 31, 2019	142,004,361	170,724,534	49,362,931	47,715,155	7,976,342	8,142,285	4,138,121	4,033,250	18,844,695			452,941,674	
Existing provision	-	974,264	579,340	4,157,469	1,944,607	3,577,874	2,605,846	3,956,330	18,844,695			36,640,425	
Minimum required provision	-	853,623	493,630	1,431,454	797,634	2,442,686	2,069,060	2,823,275	18,844,695			29,756,057	
Supplementary provision	-	120,641	85,710	2,726,015	1,146,973	1,135,188	536,786	1,133,055	-			6,884,368	

(1) Percentage of maturities by installment; and

(2) Transactions past-due for less than 15 days and which have not been restructured and where the borrower is not bankrupt or in judicial recovery.

II) Breakdown of credit portfolio

Level of risk	R$ thousand							
	Portfolio balance							
	Non-performing loans			Performing loans	Total	% (1)	% Accrued on December 31, 2020 (2)	% Accrued on December 31, 2019 (2)
	Installments past due	Installments not yet due	Total - non-performing loans					
AA	-	-	-	150,473,894	150,473,894	29.6	29.6	31.3
A	-	-	-	119,931,844	119,931,844	23.5	53.1	69.0
B	451,766	1,570,681	2,022,447	114,088,435	116,110,882	22.8	75.9	79.9
C	567,118	1,954,430	2,521,548	62,747,051	65,268,599	12.8	88.7	90.4
Subtotal - Securities purchased under agreements to resell	1,018,884	3,525,111	4,543,995	447,241,224	451,785,219	88.7		
D	689,980	2,527,731	3,217,711	15,124,454	18,342,165	3.6	92.3	92.2
E	599,714	1,452,605	2,052,319	4,996,223	7,048,542	1.4	93.7	94.0
F	503,178	831,970	1,335,148	6,498,317	7,833,465	1.5	95.2	94.9
G	469,765	801,124	1,270,889	2,759,335	4,030,224	0.8	96.0	95.8
H	4,887,488	4,483,610	9,371,098	10,922,298	20,293,396	4.0	100.0	100.0
Subtotal - Securities purchased under agreements to resell	7,150,125	10,097,040	17,247,165	40,300,627	57,547,792	11.3		
Total on December 31, 2020	8,169,009	13,622,151	21,791,160	487,541,851	509,333,011	100.0		
%	1.6	2.7	4.3	95.7	100.0			
Total on December 31, 2019	11,442,301	15,618,689	27,060,990	425,880,684	452,941,674			
%	2.5	3.4	5.9	94.1	100.0			

(1) Percentage of level of risk in relation to the total portfolio; and

(2) Cumulative percentage of level of risk in relation to the total portfolio.

III) Credit portfolio by days past due

Exposure - Loans	R$ thousand							
	On time	Past-due until 14 days	Past-due 15 to 60 days	Past-due 61 to 90 days	Past-due 91 to 180 days	Past-due 181 to 360 days	Past-due more than 360	Total
Total in December 31, 2020	473,967,655	9,877,889	11,034,801	3,327,229	4,869,964	6,005,697	249,776	509,333,011
Total in December 31, 2019	411,041,549	10,852,711	12,193,598	3,964,721	6,411,037	8,350,437	127,621	452,941,674

IV) Emergency Employment Support Program (PESE)

Considering the provisions of the CMN Resolution No. 4,846/20, we demonstrate below the operations relating to the Emergency Employment Support Program (PESE) classified by level of risk and accompanied by the amount of the provision made for each level of risk:

		R$ thousand
Rating	Assets	Provision
AA	14,144	-
A	93,650	70
B	272,091	408
C	977,458	14,330
D	113,968	5,127
E	6,991	524
F	2,227	234
G	1,348	202
H	5,188	778
Total	1,487,065	21,673

d) Concentration of loans

				R$ thousand
	On December 31, 2020	% (1)	On December 31, 2019	% (1)
Largest borrower	10,661,873	2.1	8,870,762	2.0
10 largest borrowers	38,638,446	7.6	35,177,697	7.8
20 largest borrowers	56,123,996	11.0	51,718,848	11.4
50 largest borrowers	80,415,643	15.8	76,286,455	16.8
100 largest borrowers	98,516,270	19.3	92,082,076	20.3

(1) Percentage on total portfolio (as defined by Bacen).

e) Credit portfolio by economic sector

				R$ thousand
	On December 31, 2020	%	On December 31, 2019	%
Public sector	**11,810,973**	**2.3**	**8,899,863**	**2.0**
Oil, derivatives and aggregate activities	10,661,873	2.1	8,870,762	2.0
Production and distribution of electricity	1,074,867	0.2	3,032	-
Other industries	74,233	-	26,069	-
Private sector	**497,522,038**	**97.7**	**444,041,811**	**98.0**
Companies	**241,092,358**	**47.4**	**213,605,332**	**47.2**
Real estate and construction activities	20,092,249	3.9	21,695,592	4.8
Retail	36,498,461	7.2	35,521,621	7.8
Services	30,108,475	5.9	20,136,089	4.4
Transportation and concession	23,662,184	4.6	20,807,687	4.6
Automotive	15,625,309	3.1	12,723,830	2.8
Food products	13,378,255	2.6	11,067,069	2.4
Wholesale	16,479,704	3.2	14,327,816	3.2
Production and distribution of electricity	6,979,203	1.4	2,868,563	0.6
Iron and steel industry	10,036,586	2.0	9,022,956	2.0
Sugar and alcohol	6,878,558	1.4	6,191,961	1.4
Holding	2,971,345	0.6	2,940,207	0.6
Capital goods	3,408,997	0.7	3,197,561	0.7
Pulp and paper	3,589,015	0.7	2,331,950	0.5
Chemical	5,510,960	1.1	4,787,210	1.1
Cooperative	3,829,556	0.8	2,843,482	0.6
Financial	3,062,861	0.6	1,904,654	0.4
Leisure and tourism	4,011,957	0.8	3,401,206	0.8
Textiles	2,481,493	0.5	2,380,689	0.5
Agriculture	1,631,959	0.3	1,833,734	0.4
Oil, derivatives and aggregate activities	2,177,060	0.4	1,715,630	0.4
Other industries	28,678,171	5.6	31,905,825	7.0
Individuals	**256,429,680**	**50.3**	**230,436,479**	**50.9**
Total	509,333,011	100.0	452,941,674	100.0

f) Changes in the renegotiated portfolio

		R$ thousand
	2020	2019
Opening balance on exercise	19,030,657	17,143,212
Amount renegotiated	34,683,660	20,283,735
Amount received/Others (1)	(19,448,835)	(13,363,684)
Write-offs	(4,508,342)	(5,032,606)
Closing balance on December 31	29,757,140	19,030,657
Allowance for loan losses expense	18,311,603	12,724,216
Percentage on renegotiated portfolio	61.5%	66.9%

(1) Includes the settlement of renegotiated contracts through new transactions.

g) Income from loans and leases

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Discounted trade receivables and loans	25,394,373	50,784,550	49,990,246
Financing and on-lending	8,061,594	16,427,918	16,505,080
Agricultural and agribusiness loans	734,008	1,506,278	1,462,374
Subtotal - Securities purchased under agreements to resell	**34,189,975**	**68,718,746**	**67,957,700**
Recovery of credits charged-off as losses	3,407,517	5,919,397	7,908,896
Subtotal - Securities purchased under agreements to resell	**37,597,492**	**74,638,143**	**75,866,596**
Leases, net of expenses	68,310	155,864	259,682
Total	37,665,802	74,794,007	76,126,278

h) Provision for expected losses, changes in provision for expected losses and expected credit loss associated with credit risk expense

I) Composition - Provisions for Expected Losses Associated with Credit Risk

										R$ thousand
Level of risk	Provision									
	% Minimum provisioning required	Minimum required					Supplementary	Existing	% Accrued on December 31, 2020 (1)	% Accrued on December 31, 2019 (1)
		Specific			Generic	Total				
		Installments past due	Installments not yet due	Total specific						
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	599,659	599,659	128,397	728,056	0.6	0.6
B	1.0	4,518	15,707	20,225	1,140,884	1,161,109	247,914	1,409,023	1.2	1.2
C	3.0	17,014	58,633	75,647	1,882,411	1,958,058	3,844,982	5,803,040	8.9	8.7
Subtotal - Securities purchased under agreements to resell		21,532	74,340	95,872	3,622,954	3,718,826	4,221,293	7,940,119	1.8	1.4
D	10.0	68,998	252,773	321,771	1,512,445	1,834,216	3,051,433	4,885,649	26.6	24.4
E	30.0	179,914	435,782	615,696	1,498,867	2,114,563	1,290,817	3,405,380	48.3	43.9
F	50.0	251,589	415,985	667,574	3,249,158	3,916,732	847,214	4,763,946	60.8	63.0
G	70.0	328,836	560,787	889,623	1,931,534	2,821,157	1,092,544	3,913,701	97.1	98.1
H	100.0	4,887,488	4,483,610	9,371,098	10,922,298	20,293,396	-	20,293,396	100.0	100.0
Subtotal - Securities purchased under agreements to resell		5,716,825	6,148,937	11,865,762	19,114,302	30,980,064	6,282,008	37,262,072	64.7	71.7
Total on December 31, 2020		5,738,357	6,223,277	11,961,634	22,737,256	34,698,890	10,503,301	45,202,191	8.9	
%		12.7	13.8	26.5	50.3	76.8	23.2	100.0		
Total on December 31, 2019		7,913,631	6,470,749	14,384,380	15,371,677	29,756,057	6,884,368	36,640,425		8.1
%		21.5	17.7	39.2	42.0	81.2	18.8	100.0		

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

II) Changes in provision for expected losses

	R$ thousand	
	2020	2019
- Specific provision (1)	14,384,380	14,039,739
- Generic provision (2)	15,371,677	14,061,801
- Supplementary provision (3)	6,884,368	6,881,309
Opening balance on exercise	36,640,425	34,982,849
Increase in provision for expected losses (Note 10h III)	25,164,015	18,720,532
Write-offs	(17,246,061)	(17,369,255)
Exchange variation	547,117	306,299
Balance originating from an acquired institution (5)	96,695	-
Closing balance on December 31 (4)	45,202,191	36,640,425
- Specific provision (1)	11,961,634	14,384,380
- Generic provision (2)	22,737,256	15,371,677
- Supplementary provision (3)	10,503,301	6,884,368

(1) For contracts with installments past-due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The supplementary provision is constituted considering our provisioning model, which is based on statistical models that capture historical and prospective information, and Management's experience, in order to reflect our expectation of losses in different economic scenarios (positive, expected and adverse);
(4) On December 31, 2020, includes a provision related to possible losses in an adverse economic scenario, in the amount of R$11,429 million, allocated in the supplementary provision and in the specific and generic provisions (according to Resolution No, 2,682/99) to absorb the impacts of a worsening scenario which could result in an increase in the level of defaults, as a result of the bankruptcy of companies, an increase in the unemployment rate, as well as the degradation of the value of guarantees; and
(5) Represented by BAC Florida Bank.

III) Expected Credit Loss Associated with Credit Risk expense

Expenses with the expected credit loss associated with credit risk expense, net of credit write-offs recovered, are as follows.

	R$ thousand		
	2nd semester	Accrued on December 31	
	2020	2020	2019
Amount recorded	9,677,365	25,164,015	18,720,532
Amount recovered	(3,407,517)	(5,919,397)	(7,908,896)
Allowance for Loan Losses expense net of amounts recovered (1)	6,269,848	19,244,618	10,811,636

(1) In the year ended in December 31, 2020, there was an assignment of loans, in the amount of R$1,076,953 thousand (R$2,023,096 thousand in 2019), whose sale value was R$146,355 thousand (R$75,220 thousand in 2019) and assignments of loans already written off to loss, without retention of risks and benefits in the amount of R$7,348,109 thousand (R$24,082,902 thousand in 2019), whose sale value was R$209,168 thousand (R$389,484 thousand in 2019) and in the second half of 2020, there was an assignment of credit from active operation, in the amount of R$494,638 thousand, whose sale value was R$114,000 thousand and credit assignments from operations already written off to loss, without retention of risks and benefits in the amount of R$485,670 thousand, whose sale value was R$35,987 thousand.

11) OTHER FINANCIAL INSTRUMENTS

Sundry

	R$ thousand	
	On December 31, 2020	On December 31, 2019
Foreign exchange portfolio (a)	25,944,605	31,215,701
Credit card operations	34,605,794	33,977,701
Trade and credit receivables	19,107,790	23,039,948
Debtors for escrow deposits	18,489,500	18,695,102
Securities trading	6,111,610	4,659,791
Receivable insurance premiums	4,456,175	4,125,110
Receivables	1,300,355	1,630,039
Payments to be reimbursed	619,754	769,689
Receivables on sureties and guarantees honored	146,158	685,042
Other investments	48,441	48,916
Receivables from sale of assets	123,797	169,183
Total	110,953,979	119,016,222

a) Foreign exchange portfolio

Balances

	R$ thousand	
	On December 31, 2020	On December 31, 2019
Assets – other financial instruments		
Exchange purchases pending settlement	17,464,744	23,782,652
Foreign exchange and forward documents in foreign currencies	2,589	19,091
Exchange sale receivables	8,823,836	7,394,485
(-) Advances in domestic currency received	(536,195)	(243,847)
Income receivable on advances granted	189,631	263,320
Total	25,944,605	31,215,701
Liability - Other financial instruments		
Exchange sales pending settlement	9,396,397	7,793,350
Exchange purchase payables	16,968,588	23,751,316
(-) Advances on foreign exchange contracts	(7,607,428)	(16,057,264)
Other	74	1,368
Total	18,757,631	15,488,770
Net foreign exchange portfolio	7,186,974	15,726,931
Memorandum accounts:		
- Loans available for import	1,056,613	1,411,197
- Confirmed exports loans	10,034	20,227

Foreign exchange results

Net foreign exchange income for presentation purposes

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Revenue from financial intermediation – foreign exchange income	213,948	4,723,329	2,413,090
Adjustments:			
- Income on foreign currency financing (1)	50,396	366,561	196,201
- Income on export financing (1)	674,458	1,624,902	1,754,736
- Expenses of liabilities with foreign bankers (2) (Note 16d)	(239,093)	(5,122,684)	(2,018,481)
- Funding expenses (3)	(642,205)	(1,590,872)	(1,750,418)
- Other (4)	677,290	1,842,708	527,123
Total adjustments	520,846	(2,879,385)	(1,290,839)
Net foreign exchange income	734,794	1,843,944	1,122,251

(1) Recognized in "Income from loans";

(2) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in "Borrowing and on-lending expenses";

(3) Refer to funding expenses, the resources of which were invested in foreign exchange operations; and

(4) Primarily includes the exchange rate variations of amounts invested in foreign currency.

12) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of investments in the consolidated financial statements

	R$ thousand	
	On December 31, 2020	On December 31, 2019
- Cielo S.A.	3,461,009	3,434,807
- Elo Participações Ltda.	1,503,206	1,407,642
- Fleury S.A. (1)	1,206,372	703,401
- IRB-Brasil Resseguros S.A. (2)	-	668,833
- Swiss Re Corporate Solutions Brasil	332,244	345,825
- Aquarius Participações S.A. (3)	-	44,535
- Haitong Banco de Investimento do Brasil S.A.	106,085	104,420
- Others	437,794	433,631
Total investment in associates and jointly controlled companies – in Brazil and Overseas	7,046,710	7,143,094

(1) Increase in interest after the Central Bank's approval;

(2) Equity method discontinued after the loss of significant influence resulting from the resignation of the chair on the institution's board of directors, occurred in April 2020, being treated as marketable securities in available for sale; and

(3) Company sold in January 2020.

b) The income/expense from the equity method accounting of investments was recognized in the income statement, under "Share of profit (loss) of unconsolidated and jointly controlled companies", and are demonstrated below:

R$ thousand

Companies	Capital	Shareholders' equity adjusted	Number of shares held (in thousands)		Number of shares held (in thousands)	Equity interest consolidated on capital stock	Adjusted income in the 2nd semester of 2020	Adjusted income accumulated on December 31		Equity accounting adjustments in the 2nd semester of 2020 (1)	Equity accounting adjustments accrued on december 31 (1)	
			Ordinary (ON)	Preferential (PN)				2020	2019		2020	2019
- Elo Participações Ltda. (2)	1,052,000	3,005,811	-	-	526,105	50.01%	585,137	866,659	627,369	292,627	433,416	313,747
- Aquarius Participações S.A. (3)	-	-	-	-	-	-	-	-	24,806	-	-	12,155
- Haitong Banco de Investimento do Brasil S.A.	420,000	530,425	12,734	12,734	-	20.00%	15,590	21,920	19,120	3,118	4,384	3,824
- Others (4)	-	-	-	-	-	-	-	-	-	234,045	311,512	873,805
Share of profit (loss) of unconsolidated and jointly controlled companies										529,790	749,312	1,203,531

(1) The adjustment considers income periodically calculated by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(2) Investment in jointly controlled companies;

(3) Company sold in January 2020; and

(4) Includes, primarily, the adjustments resulting from the assessment by the equity method in public companies (Cielo S.A., Fleury S.A. and IRB-Brasil Resseguros S.A. until March 2020).

13) PREMISES AND EQUIPMENT

	Annual depreciation rate	Cost	Depreciation	Impairment of Assets Accumulated	R$ thousand Cost net of depreciation On December 31, 2020	On December 31, 2019
Property and equipment:						
- Buildings	4%	2,741,142	(920,984)	(3,690)	1,816,468	1,793,859
- Land	-	832,497	-	30,983	863,480	809,814
Facilities, furniture and premises and equipment (1)	10%	6,107,268	(3,413,499)	(70,718)	2,623,051	3,525,331
Security and communication systems	10%	388,588	(236,324)	-	152,264	153,852
Data processing systems	20 to 40%	10,137,875	(6,780,155)	-	3,357,720	3,189,338
Transportation systems (1)	10 to 20%	196,434	(82,056)	(1,363)	113,015	127,984
Fixed Assets in course	-	519,465	-	-	519,465	131,394
Total in December 31, 2020		20,923,269	(11,433,018)	(44,788)	9,445,463	
Total in December 31, 2019						9,731,572

(1) In 2020, an impairment reversal was recorded in the amount of R$30,983 thousand and an impairment was recorded in the "Other Operating Expenses" account in the amount of R$20,677 thousand (In 2019, an impairment was recorded in the "Other Operating Expenses" item - R$25,471 thousand).

The fixed assets to shareholders' equity ratio is 30.1% when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as required by Resolution No. 2,669/99.

14) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled, on December 31, 2020, R$4,874,282 thousand (R$4,864,316 thousand in 2019), net of accumulated amortization, as applicable, of which: (i) R$1,370,638 thousand (R$985,628 thousand in 2019)recognized in 'Permanent Assets – Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss Re); and (ii) R$3,503,644 thousand (R$3,878,688 thousand in 2019)arose from the acquisition of shares of subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Fixed Assets – Intangible Assets.

In the second half of 2020, goodwill was amortized totaling R$848,272 thousand and in the year ended in December 31, 2020, R$1,661,414 (R$1,710,013 thousand in 2019) (Note 31).

b) Intangible assets

Acquired intangible assets consist of:

	Rate of Amortization (1)	Cost	Amortization	R$ thousand Cost net of amortization On December 31, 2020	On December 31, 2019
Anticipation for acquisition of right to provide financial services (2)	Contract	8,044,445	(3,892,832)	4,151,613	5,007,663
Software (2)	20%	12,349,481	(8,361,168)	3,988,313	3,335,831
Goodwill (3)	Up to 20%	13,560,888	(9,500,830)	4,060,058	3,877,665
Other	Contract	440,767	(390,163)	50,604	29,817
Total in December 31, 2020		34,395,581	(22,144,993)	12,250,588	
Total in December 31, 2019		31,702,554	(19,451,578)		12,250,976

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of Payroll and Goodwill in "Other Operating Expenses";

(2) On December 31, 2020, there were impairment losses in: (i) Acquisition of the right to provide financial services, in the amount of R$320,726 thousand (R$519,749 thousand in 2019); (ii) Software R$258,998 (R$196,553 thousand in 2019); and (iii) Goodwill R$478,677 (R$255,301 thousand in 2019); and

(3) On December 31, 2020, primarily composed of goodwill on the acquisition of equity interest in BAC Florida Bank - R$1,706,513 thousand, Odonto System – R$143,223 thousand (R$182,587 thousand in 2019), Bradescard Mexico - R$12,796 thousand (R$14,143 thousand in 2019), Bradesco BBI – R$69,026 thousand (R$84,337 thousand in 2019), Kirton Bank - R$1,421,663 thousand (R$2,901,667 thousand in 2019) and RCB Investimentos - R$141,023 thousand (R$183,275 thousand in 2019).

c) Changes in intangible assets by type

				R$ thousand
	On December 31, 2019	Additions / (reductions)	Amortization for the period	On December 31, 2020
Acquisition of financial services rights	5,007,663	470,321	(1,326,371)	4,151,613
Software	3,335,831	1,373,474	(720,992)	3,988,313
Goodwill – Future profitability	2,154,236	1,843,807	(981,786)	3,016,257
Goodwill – Based on intangible assets and other reasons	1,159,525	-	(586,209)	573,316
Goodwill – Difference in fair value of assets/liabilities	563,904	-	(93,419)	470,485
Other	29,817	309,095	(288,308)	50,604
Total in December 31, 2020	12,250,976	3,996,697	(3,997,085)	12,250,588
Total in December 31, 2019	13,895,351	2,496,370	(4,140,745)	12,250,976

15) OTHER ASSETS

		R$ thousand
	On December 31, 2020	On December 31, 2019
Prepaid taxes	15,330,420	15,685,801
Other assets and values (a)	5,358,150	5,678,155
Other debtors	3,437,752	3,182,805
Interbank and interdepartmental accounts	669,474	480,833
Specific receivables	105,410	67,499
Other	1,851,495	1,213,013
Total	26,752,701	26,308,106

a) Other Assets and Values

I) Foreclosed assets/other

				R$ thousand
			Cost net of provision	
	Cost	Impairment of Assets Accumulated	On December 31, 2020	On December 31, 2019
Real estate	2,665,553	(1,669,986)	995,567	1,133,524
Vehicles and similar	554,567	(348,496)	206,071	223,775
Inventories/warehouse	13,243	-	13,243	12,113
Machinery and equipment	6,219	(4,732)	1,487	362
Other	11,588	(11,548)	40	42
Total in December 31, 2020	3,251,170	(2,034,762)	1,216,408	
Total in December 31, 2019	3,302,130	(1,932,314)		1,369,816

II) Prepaid expenses

		R$ thousand
	On December 31, 2020	On December 31, 2019
Deferred insurance acquisition costs (1)	1,070,033	1,045,711
Commission on the placement of loans and financing (2)	66,835	544,828
Advertising and marketing expenses (3)	404,145	244,346
Other (4)	565,967	541,140
Total	2,106,980	2,376,025

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;

(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(3) Prepaid expenses of future advertising and marketing campaigns on media; and

(4) It includes, primarily: (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products; and (ii) card issue costs.

16) DEPOSITS FROM BANKS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019
Demand deposits - Financial Institutions	1,593,170	-	-	-	1,593,170	1,606,077
Interbank deposits	152,478	124,053	520,440	245	797,216	369,983
Securities sold under agreements to repurchase (a)	215,010,248	561,529	10,993	1,525,583	217,108,353	174,100,023
Borrowings (b)	2,870,597	15,074,570	6,021,303	-	23,966,470	29,272,183
Onlending (c)	1,841,255	2,559,667	3,391,905	16,022,131	23,814,958	22,471,344
Total of deposits from banks	221,467,748	18,319,819	9,944,641	17,547,959	267,280,167	227,819,610

a) Securities sold under agreements to repurchase

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019
Securities pledged as colateral	79,538,354	144,995	10,993	1,525,583	81,219,925	127,901,823
• Government securities	68,487,086	141,617	102	-	68,628,805	116,745,432
• Debentures	7,043,808	3,378	-	12,512	7,059,698	3,559,618
• Foreign	4,007,460	-	10,891	1,513,071	5,531,422	7,596,773
Securities received as colateral (1)	124,979,740	404,072	-	-	125,383,812	38,490,609
Right to sell or repledged the collateral (1)	10,492,154	12,462	-	-	10,504,616	7,707,591
Total on December 31, 2020	215,010,248	561,529	10,993	1,525,583	217,108,353	
%	99.0	0.3	-	0.7	100.0	
Total on December 31, 2019	170,357,416	1,574,108	293,817	1,874,682		174,100,023
%	97.8	0.9	0.2	1.1		100.0

(1) Represented by government securities.

b) Borrowing

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019
Overseas	2,870,597	15,074,570	6,021,303	-	23,966,470	29,272,183
Total on December 31, 2020	2,870,597	15,074,570	6,021,303	-	23,966,470	
%	12.0	62.9	25.1	-	100.0	
Total on December 31, 2019	2,054,437	17,530,278	7,812,938	1,874,530		29,272,183
%	7.0	59.9	26.7	6.4		100.0

c) On-lending (1)

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019
In Brazil	1,841,255	2,559,667	3,391,905	16,022,131	23,814,958	22,471,344
- FINAME	256,730	1,470,656	1,828,989	7,423,334	10,979,709	12,092,907
- BNDES	1,583,901	1,089,011	1,450,538	8,597,381	12,720,831	10,240,069
- National Treasury	-	-	112,354	-	112,354	136,901
- Other institutions	624	-	24	1,416	2,064	1,467
Total on December 31, 2020	1,841,255	2,559,667	3,391,905	16,022,131	23,814,958	
%	7.7	10.8	14.2	67.3	100.0	
Total on December 31, 2019	723,873	2,694,394	3,288,118	15,764,959		22,471,344
%	3.2	12.0	14.6	70.2		100.0

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Borrowing:			
- In Brazil	1,982,268	1,994,411	629,183
- Overseas	(2,081,723)	24,856,729	4,507,431
- Exchange variation from other assets and liabilities overseas	1,327,056	(15,965,826)	(1,999,358)
Subtotal borrowing	**1,227,601**	**10,885,314**	**3,137,256**
On-lending in Brazil:			
- BNDES	398,481	691,812	746,680
- FINAME	343,856	794,332	761,889
- National Treasury	2,261	4,702	4,654
- Other institutions	3	5	94
On-lending overseas:			
Payables to foreign bankers (Note 11a)	239,094	5,122,684	2,018,481
Subtotal on-lending	**983,695**	**6,613,535**	**3,531,798**
Total	2,211,296	17,498,849	6,669,054

e) Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Savings deposits	1,301,347	3,049,149	4,568,663
Time deposits	2,471,846	5,634,342	7,694,570
Securities sold under agreements to repurchase	3,179,638	8,217,902	11,571,365
Securities issued (Note 18a)	1,729,501	5,576,416	9,541,792
Subordinated debts (Note 19b)	1,061,332	2,403,327	3,708,924
Other funding expenses	357,936	791,107	768,477
Subtotal - Securities purchased under agreements to resell	**10,101,600**	**25,672,243**	**37,853,791**
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	**9,276,135**	**18,344,005**	**16,930,146**
Total	19,377,735	44,016,248	54,783,937

(1) Comprises the balance of Financial income from insurance, pension plans and capitalization bonds (Note 9f III).

17) DEPOSITS FROM CUSTOMERS

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019
Demand deposits - customers (1)	50,247,334	-	-	-	50,247,334	37,283,990
Savings deposits (1)	136,698,248	-	-	-	136,698,248	114,177,799
Time deposits (2)	16,010,755	50,518,912	54,368,623	237,448,871	358,347,161	214,765,752
Total in December 31, 2020	202,956,337	50,518,912	54,368,623	237,448,871	545,292,743	
%	37.2	9.3	10.0	43.5	100.0	
Total in December 31, 2019	163,312,674	20,878,484	41,249,228	140,787,155		366,227,541
%	44.6	5.7	11.3	38.4		100.0

(1) Classified within 1 to 30 days, without considering the historical turnover average; and
(2) Consider the maturities established in the investments.

18) SECURITIES ISSUED

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	On December 31, 2020	On December 31, 2019
Securities – Brazil:						
- Letters of credit for real estate	812,554	4,775,629	8,275,913	13,737,237	27,601,333	27,019,438
- Letters of credit for agribusiness	791,977	5,835,499	2,208,725	5,858,283	14,694,484	13,149,546
- Financial bills (1)	257,707	21,543,345	22,775,978	37,011,931	81,588,961	120,518,300
- Letters of credit guaranteed by property (2)	-	-	516,883	7,413,835	7,930,718	5,540,086
Subtotal - Securities purchased under agreements to resell	1,862,238	32,154,473	33,777,499	64,021,286	131,815,496	166,227,370
Securities – Overseas:						
- MTN Program Issues (3)	565,163	259,695	-	1,288,142	2,113,000	1,407,888
- Securitization of future flow of money orders received from overseas	-	645,815	469,559	8,004,138	9,119,512	1,982,158
- Issuance costs	-	-	-	(7,256)	(7,256)	(14,412)
Subtotal - Securities purchased under agreements to resell	565,163	905,510	469,559	9,285,024	11,225,256	3,375,634
Structured Operations Certificates	34,034	278,458	118,804	1,431,777	1,863,073	1,124,559
Total on December 31, 2020	2,461,435	33,338,441	34,365,862	74,738,087	144,903,825	
%	1.7	23.0	23.7	51.6	100.0	
Total on December 31, 2019	5,533,584	37,545,964	43,156,796	84,491,219		170,727,563
%	3.2	22.0	25.3	49.5		100.0

(1) It includes the amount of R$2,034,532 thousand, related to Financial Bills with guarantee in financial assets (LFG), registered in accordance with Circular Letter No. 4,050 of BACEN of May 13, 2020;
(2) Funding guaranteed by the real estate credit portfolio, in the amount of R$8,942,892 thousand, which complies with all the requirements determined by BACEN Resolution No. 4,598/17, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 1 and 2 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 259 and 264 months and a term of 18 and 56 months, with no maturity of LIGs in the following 180 days, the credit rights correspond to 0.65% of total assets and 41.37% of the value of collateral of the properties, Currently, the credit portfolio of the guarantor assets is concentrated in the AA and A ratings, with 86.09% and 9.12%, respectively. Additionally, the LIG Term of Issue and the asset portfolio management policy, pursuant to article 11 of BACEN Resolution No. 4,598/17; and
(3) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of funds from securities issued

		R$ thousand
	2020	2019
Opening balance on exercise	170,727,563	147,720,730
Issuance	61,833,816	84,982,152
Interest	5,576,416	9,541,792
Settlement and interest payments	(93,179,856)	(71,781,695)
Exchange variation	(54,114)	264,584
Closing balance on December 31	144,903,825	170,727,563

19) SUBORDINATED DEBT

a) Composition by maturity

					R$ thousand
		Original term in years	Nominal amount	On December 31, 2020	On December 31, 2019
In Brazil					
Financial bills:					
	2020	7	-	-	3,288
	2022	7	4,305,011	6,662,957	6,426,671
	2023	7	1,347,452	2,011,986	1,958,936
	2024	7	67,450	93,765	87,316
	2025	7	5,425,906	6,126,601	5,943,283
	2027	7	401,060	403,352	-
	2020	8	-	-	64,624
	2021	8	1,236	2,565	2,364
	2023	8	1,699,346	2,798,899	2,671,282
	2024	8	136,695	196,932	186,376
	2025	8	6,193,653	6,340,117	6,424,128
	2026	8	694,800	783,605	952,807
	2028	8	55,437	55,702	-
	2021	9	7,000	15,460	14,999
	2024	9	4,924	9,347	8,375
	2025	9	370,344	507,771	525,232
	2027	9	89,700	104,782	159,920
	2021	10	19,200	56,608	49,621
	2022	10	54,143	128,910	118,117
	2023	10	688,064	1,318,725	1,225,020
	2025	10	284,137	596,797	518,242
	2026	10	196,196	329,699	523,687
	2027	10	256,243	338,894	319,582
	2028	10	248,300	308,959	282,192
	2030	10	134,500	139,596	-
	2026	11	3,400	5,477	5,009
	2027	11	47,046	65,771	62,776
	2028	11	74,764	100,369	91,899
	Perpetual		9,290,255	9,389,642	9,559,967
Subtotal in Brazil				38,893,288	38,185,713
Overseas:					
	2021	11	8,314,720	8,539,366	6,619,620
	2022	11	5,716,370	5,822,747	4,512,729
Issuance costs on funding				(9,169)	(4,554)
Subtotal overseas				14,352,944	11,127,795
Total (1) (2)				53,246,232	49,313,508

(1) It includes the amount of R$26,741,610 thousand (R$34,003,704 thousand in December, 2019), refers to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose – see note 34b; and

(2) The information on results is presented on Note 16e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

b) Movement of subordinated debts

	R$ thousand	
	2020	2019
Opening balance on exercise	49,313,508	53,643,444
Issuance	688,186	-
Interest	2,403,327	3,708,924
Settlement and interest payments	(2,374,538)	(8,593,243)
Exchange variation/Others	3,215,749	554,383
Closing balance on December 31	53,246,232	49,313,508

20) OTHER FINANCIAL LIABILITIES

	R$ thousand	
	On December 31, 2020	On December 31, 2019
Interbank and interdepartmental accounts	28,284,539	25,292,425
Foreign exchange portfolio (Note 11a)	18,757,631	15,488,770
Obligations for operations linked to assignment	6,098,991	6,594,471
Securities trading	5,877,144	4,822,215
Total	59,018,305	52,197,881

21) PROVISIONS

a) Insurance, Pension Plans and Capitalization Bonds

I) Technical provisions by account

								R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total	
	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019
Current and long-term liabilities								
Mathematical reserve for unvested benefits (PMBAC)	1,225,279	1,462,699	237,436,250	230,996,998	-	-	238,661,529	232,459,697
Mathematical reserve for vested benefits (PMBC)	612,835	410,410	10,403,722	8,895,571	-	-	11,016,557	9,305,981
Mathematical reserve for capitalization bonds (PMC)	-	-	-	-	7,430,426	7,747,565	7,430,426	7,747,565
Reserve for claims incurred but not reported (IBNR)	4,040,072	3,710,734	945,744	883,283	-	-	4,985,816	4,594,017
Unearned premium reserve	4,381,913	4,472,988	1,719,098	1,024,185	-	-	6,101,011	5,497,173
Reserve for unsettled claims (PSL)	4,893,477	4,584,475	1,677,216	1,381,709	-	-	6,570,693	5,966,184
Reserve for financial surplus (PET)	-	-	783,786	622,703	-	-	783,786	622,703
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	-	-	1,053,215	999,888	1,053,215	999,888
Other reserves	3,136,012	2,045,713	4,780,007	5,435,638	87,278	90,317	8,003,297	7,571,668
Total technical provisions	18,289,588	16,687,019	257,745,823	249,240,087	8,570,919	8,837,770	284,606,330	274,764,876

II) Guarantees for technical provisions – minimum and actual values

R$ thousand

	Insurance		Life and pension plans		Capitalization bonds		Total	
	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019
Total technical provisions	18,289,588	16,687,019	257,745,823	249,240,087	8,570,919	8,837,770	284,606,330	274,764,876
(+) Monetary effect on the preparation of LAT (3)	-	-	2,700,356	2,071,111	-	-	2,700,356	2,071,111
(-) Commercialization surcharge – extended warranty	-	(10,051)	-	-	-	-	-	(10,051)
(-) Portion corresponding to contracted reinsurance	(21,617)	(110,759)	(13,114)	(11,713)	-	-	(34,731)	(122,472)
(-) Premiums receivables	(1,502,349)	(1,166,691)	-	-	-	-	(1,502,349)	(1,166,691)
(-) Unearned premium reserve – Health and dental insurance (4)	(1,656,290)	(1,527,337)	-	-	-	-	(1,656,290)	(1,527,337)
(-) Provisions from DPVAT agreements	-	(558,021)	-	-	-	-	-	(558,021)
Technical provisions to be covered	15,109,332	13,314,160	260,433,065	251,299,485	8,570,919	8,837,770	284,113,316	273,451,415
Investment fund quotas (VGBL and PGBL)	-	-	211,617,915	210,044,616	-	-	211,617,915	210,044,616
Investment fund quotas (excluding VGBL and PGBL)	4,367,527	4,477,721	29,465,654	27,689,439	785,435	1,401,076	34,618,616	33,568,236
Government securities	13,470,796	11,326,945	29,871,219	24,422,182	8,652,529	8,131,854	51,994,544	43,880,981
Private securities	34,580	34,403	79,114	138,043	-	-	113,694	172,446
Total assets held to guarantee technical provisions	17,872,903	15,839,069	271,033,902	262,294,280	9,437,964	9,532,930	298,344,769	287,666,279

(1) "Other reserves" - Insurance includes the Provision for Insufficient Premiums (PIP) of R$3,044,169 thousand and the Reserve for Related Expenses of R$78,673 thousand;

(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$2,822,392 thousand, "Reserve for related expenses" of R$633,768 thousand and "Other technical provisions" of R$1,305,127 thousand;

(3) The result of the liability adequacy test, carried out for the base date of December 31, 2020, presented a total shortfall of R$2,700,356 thousand that was fully offset by the portion corresponding to the difference between the market value and the value accounting of securities linked to guarantee of technical provisions classified in the category "held to maturity", as required by Circular SUSEP No. 517/15 and subsequent amendments. As a result, there was no need to recognize a supplementary provision for coverage on the base date. According to Electronic Circular Letter No. 4/2019/SUSEP/DIR4/CGMOP, the Term Structure of Interest Rates (ETTJ) methodology would be reviewed by SUSEP during 2020, including, among others, the revision of the extrapolation methodology (" Ultimate Forward Rate "- UFR) and revision of the IGPM curve (given the low liquidity of available assets). Until SUSEP's assessment is completed, it determined the disclosure of the quantitative impact on Shareholders' Equity and Income if the ETTJ prepared by SUSEP was used. The insufficiency of TAP, if determined considering the ETTJ prepared by SUSEP, on December 31, 2020, would be R$2,836,943 thousand, which would also be fully offset by the portion corresponding to the difference between the market value and the book value of the securities linked to guarantee of technical provisions classified in the category "held to maturity". Additionally, the impact on the result and Shareholders' Equity, originated from the Provision for Related Expenses (PDR), if the ETTJ prepared by SUSEP is used, would be R$13,877 thousand, net of taxes; and

(4) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

III) Insurance, pension plan contribution and capitalization bond retained premiums

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Written premiums	21,828,995	42,469,074	41,870,927
Pension plan contributions (including VGBL)	13,930,251	26,118,492	29,518,768
Capitalization bond income	2,591,485	5,257,125	6,407,861
Granted coinsurance premiums	(31,541)	(66,647)	(50,429)
Refunded premiums	(14,424)	(41,070)	(78,938)
Net written premiums earned	38,304,766	73,736,974	77,668,189
Reinsurance premiums paid	(56,278)	(69,347)	(68,919)
Insurance, pension plan and capitalization bond retained premiums	38,248,488	73,667,627	77,599,270
Changes in technical provisions for insurance, pension plans and capitalization bonds	(16,298,169)	(29,980,091)	(31,883,730)
Capitalization bond prize draws and redemptions	(2,326,350)	(4,709,311)	(5,676,964)
Retained claims	(15,054,676)	(27,717,828)	(27,796,354)
Insurance, pension plan and capitalization expenses	(1,601,658)	(3,161,655)	(3,280,097)
Other income from insurance, pension plans and capitalization bonds	2,967,635	8,098,742	8,962,125

b) Other reserves

		R$ thousand
	On December 31, 2020	On December 31, 2019
Provision for contingencies (Note 22)	24,254,031	24,421,945
Provision for Financial guarantees provided (I)	2,219,444	1,972,008
Other	9,205,601	9,990,442
Total	35,679,076	36,384,395

I) Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted.

				R$ thousand
	On December 31, 2020		On December 31, 2019	
	Guaranteed Values	Provisions	Guaranteed Values	Provisions
Sureties and guarantees in judicial and administrative proceedings of a fiscal nature	36,166,993	(856,200)	37,696,763	(848,477)
Bank sureties	43,056,285	(1,353,020)	39,593,792	(1,099,140)
Others	1,013,324	(10,224)	940,590	(24,391)
Total	80,236,602	(2,219,444)	78,231,145	(1,972,008)

22) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that labor lawsuits have similar characteristics, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually relevant amounts.

II - Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking

into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney's General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months, an opportunity in which it will evaluate the results and may extend it for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually assessed based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these provisions for cases for which the risk of loss is deemed as probable and legal obligations is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and Cofins - R$2,702,641 thousand (R$2,632,829 thousand on December 31, 2019): claims to calculate and collect contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,785,787 thousand (R$1,799,047 thousand on December 31, 2019): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- IRPJ/CSLL on losses of credits – R$1,262,225 thousand (R$1,264,448 thousand on December 31, 2019): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

- IRPJ/CSLL on MTM - R$635,802 thousand (R$626,341 thousand on December 31, 2019): assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

- INSS – Contribution to SAT – R$440,524 thousand (R$432,873 thousand on December 31, 2019): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07;

- PIS and Cofins - R$415,785 thousand (R$370,997 thousand on December 31, 2019): It has the intetion to assecure the companies the right to collect contributions to PIS and Cofins by the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS Autonomous Brokers – R$333,852 thousand (R$490,651 thousand on December 31, 2019): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV - Provisions by nature

	R$ thousand	
	On December 31, 2020	On December 31, 2019
Labor claims	6,890,498	7,346,067
Civil claims	9,092,421	8,685,793
Provision for tax risks	8,271,112	8,390,085
Total (Note 21b)	24,254,031	24,421,945

V - Changes in provisions – Provision expenses

	R$ thousand		
	Labor	Civil	Tax
Balance on December 31, 2019	7,346,067	8,685,793	8,390,085
Adjustment for inflation	960,812	696,997	147,683
Provisions, net of (reversals and write-offs)	663,547	1,609,720	(256,489)
Payments	(2,079,928)	(1,900,089)	(10,167)
Balance on December 31, 2020	6,890,498	9,092,421	8,271,112

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2020, R$7,222,015 thousand (R$6,272,466 thousand on December 31, 2019) for civil claims and R$35,761,167 thousand (R$33,474,303 thousand on December 31, 2019) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,431,944 thousand (R$9,216,012 thousand on December 31, 2019): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- IRPJ and CSLL – 2006 to 2017 – R$7,251,952 thousand (R$7,169,765 thousand on December 31, 2019), relating to goodwill amortization being disallowed on the acquisition of investments;

- COFINS – 1999 to 2005 – R$5,354,315 thousand (R$5,172,183 thousand on December 31, 2019): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

- Leasing companies' Tax on Services of any Nature (ISSQN), R$2,485,745 thousand (R$2,537,997 thousand on December 31, 2019) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

- Social Security Contribution Taxes – 2014 to 2016 – R$2,079,650 thousand (R$1,268,227 thousand on December 31, 2019): related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

- PIS and COFINS notifications and disallowances of compensations – R$1,444,586 thousand (R$1,490,269 thousand on December 31, 2019): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$848,605 thousand (R$1,187,411 thousand on December 31, 2019): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2005 to 2013 – R$834,272 thousand (R$925,806 thousand on December 31, 2019): relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$649,441 thousand (R$608,860 thousand on December 31, 2019): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$463,501 thousand (R$401,417 thousand in December 31, 2019): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other matters

Due to the so-called "Operação Zelotes" ("Zealots Operation"), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco's Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives, Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

As a result of the news about the Operação Zelotes, a Class Action was filed against Bradesco and members of its Board of Executive Officers before the District Court of New York ("Court"), on June 3, 2016, based on Sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement ("Agreement") to terminate the Class Action, with the payment of US$14,5 million by Bradesco. The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also, as a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) promoted an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846, of 2013.

23) OTHER LIABILITIES

	R$ thousand	
	On December 31, 2020	On December 31, 2019
Sundry creditors	5,289,505	5,043,721
Payment of taxes and other contributions	708,886	711,891
Credit card operations	3,337,346	3,612,779
Taxes and contributions payable	3,853,700	4,771,950
Liabilities for acquisition of assets and rights	1,582,134	1,493,329
Social and statutory	3,747,682	933,002
Obligations for quotas of investment funds	2,929,138	1,804,294
Other	8,452,564	6,585,235
Total	29,900,955	24,956,201

24) SHAREHOLDERS' EQUITY (PARENT COMPANY)

a) Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31, 2020	On December 31, 2019
Common	4,435,106,575	4,031,915,068
Preferred	4,435,106,111	4,031,914,646
Subtotal - Securities purchased under agreements to resell	8,870,212,686	8,063,829,714
Treasury (common shares)	(7,307,259)	(6,642,963)
Treasury (preferred shares)	(27,378,542)	(24,889,584)
Total outstanding shares	8,835,526,885	8,032,297,167

b) Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2019	4,025,272,105	4,007,025,062	8,032,297,167
Increase of capital stock with issuing of shares – bonus of 10% (1)	403,191,507	403,191,465	806,382,972
Increase of shares in treasury – bonus of 10%	(664,296)	(2,488,958)	(3,153,254)
Number of outstanding shares as at December 31, 2020	4,427,799,316	4,407,727,569	8,835,526,885

(1) It benefited the shareholders registered in the records of Bradesco on April 13, 2020.

In the Special Shareholders' Meeting of March 10, 2020, the approval was proposed by the Board of Directors to increase the capital stock by R$4,000,000 thousand, increasing it from R$75,100,000 thousand to R$79,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account "Profit Reserves - Statutory Reserve", in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 806,382,972 new nominative-book entry shares, with no nominal value, whereby 403,191,507 are common and 403,191,465 are preferred shares, which will be allocated free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date, and was approved by the Bacen on March 30, 2020.

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At the Board of Directors' meeting of December 16, 2020, the proposal of the Board of Executive Officers for payment to the shareholders of interest on own capital was approved, for 2020, to the sum of R$3,502,000 thousand, of which R$0.377521225 would be paid per common share and R$0.415273347 per preferred share, whose payment was made on January 7, 2021.

Interest on shareholders' equity/dividends for the year ended in December 31, 2020 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	16,546,577	
(-) Legal reserve	827,328	
Adjusted calculation basis	**15,719,249**	
Monthly, intermediaries and supplementary interest on shareholders' equity (gross), paid and/or provisioned	5,547,971	
Withholding income tax on interest on shareholders' equity	(832,196)	
Interest on Shareholders' Equity (net) accumulated in December 31, 2020	4,715,775	30.00
Interest on shareholders' equity (net) and total dividends accumulated in December 31, 2019	14,757,847	68.79

(1) Percentage of interest on shareholders' equity/dividends after adjustments. The total percentage of net distribution in 2019 considers the payment of extraordinary dividends in the amount of R$8 billion, which occurred on October 23, 2019, using part of the balance of the account "Profit Reserve - Statutory.

Interest on shareholders' equity/dividends were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			R$ thousand
Monthly interest on shareholders' equity paid	0.206998	0.227698	1,672,858	250,929	1,421,929
Intermediary interest on shareholders' equity paid	0.172536	0.189790	1,455,000	218,250	1,236,750
Supplementary interest on shareholders' equity paid	0.503380	0.553718	4,245,000	636,750	3,608,250
Extraordinary dividends paid	0.948654	1.043520	8,000,000	-	8,000,000
Supplementary dividends paid	0.058214	0.064035	490,918	-	490,918
Total accrued on December 31, 2019	1.889782	2.078761	15,863,776	1,105,929	14,757,847
Monthly interest on shareholders' equity paid	0.206998	0.227698	1,861,951	279,293	1,582,658
Supplementary interest on shareholders' equity paid (1)	0.377521	0.415273	3,502,000	525,300	2,976,700
Supplementary interest on shareholders' equity provisioned	0.019838	0.021821	184,020	27,603	156,417
Total accrued on December 31, 2020	0.604357	0.664792	5,547,971	832,196	4,715,775

(1) Paid on January 7, 2021.

d) Treasury shares

As of December 31, 2020, Bradesco held in treasury 7,307,259 common shares and 27,378,542 preferred shares for a total amount of R$440,514 thousand. The minimum, average and maximum cost per common share is R$19,34, R$24,55 and R$27,14, and per preferred share is R$19,37, R$26,98 and R$33,12, respectively. The fair value was R$24,20 per common share and R$27,14 per preferred share on December 31, 2020.

25) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of December 31, 2020, the balance of minority interests in subsidiaries was R$759,241 thousand (R$709,791 thousand on December 31, 2019), after the total acquisition of minority interest in Banco Bradesco BBI, in January 2020 The balance of minority interest in subsidiaries is now basically represented by Odontoprev.

26) FEE AND COMMISSION INCOME

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Credit card income	3,374,681	6,754,319	7,397,305
Checking account	4,026,591	7,927,357	7,702,319
Loans	1,294,105	2,672,685	3,034,923
Collections	1,105,730	2,150,007	1,935,353
Consortium management	991,889	1,921,206	1,921,082
Asset management	640,103	1,348,214	1,582,733
Underwriting/ Financial Advisory Services	726,336	1,150,460	1,014,607
Custody and brokerage services	596,615	1,200,729	1,134,630
Payments	226,962	462,535	475,393
Other	342,976	644,397	752,860
Total	13,325,988	26,231,909	26,951,205

27) PAYROLL AND RELATED BENEFITS

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Salaries	4,659,603	9,475,900	10,024,710
Benefits	2,317,253	4,659,876	5,911,496
Social security charges	1,761,181	3,404,017	3,470,191
Employee profit sharing	834,551	1,533,955	1,803,545
Training	34,093	86,852	190,031
Total	9,606,681	19,160,600	21,399,973

28) OTHER ADMINISTRATIVE EXPENSES

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Outsourced services	2,566,707	4,948,258	4,995,465
Accumulated depreciation and amortization	1,581,998	3,115,962	2,925,299
Data processing	1,093,885	2,150,048	2,145,226
Communication	656,587	1,333,127	1,570,224
Asset maintenance	666,329	1,299,441	1,231,596
Rental	621,222	1,266,517	1,248,221
Financial system services	574,242	1,119,697	1,135,964
Advertising and marketing	589,929	1,052,083	1,300,468
Security and surveillance	327,380	698,206	744,036
Transport	313,296	651,238	773,208
Water, electricity and gas	171,085	373,056	440,613
Supplies	67,649	139,371	191,362
Travel	12,958	77,433	302,170
Other	529,127	1,091,221	1,232,363
Total	9,772,394	19,315,658	20,236,215

29) TAX EXPENSES

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Contribution for Social Security Financing (COFINS)	2,509,843	3,599,115	4,377,130
Social Integration Program (PIS) contribution	413,070	594,436	726,752
Tax on Services (ISSQN)	581,387	1,138,492	1,224,157
Municipal Real Estate Tax (IPTU) expenses	32,425	118,127	124,450
Other	179,586	598,733	405,741
Total	3,716,311	6,048,903	6,858,230

30) OTHER OPERATING INCOME

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Other interest income	439,664	1,388,976	2,114,272
Reversal of other operating provisions	967,570	2,225,305	1,647,509
Revenues from recovery of charges and expenses	109,579	318,654	489,815
Other	1,172,142	2,081,444	2,251,215
Total	2,688,955	6,014,379	6,502,811

31) OTHER OPERATING EXPENSES

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Other finance costs	640,516	1,013,616	3,171,951
Sundry losses	187,462	350,230	416,048
Discount granted	1,446,004	2,728,604	1,768,185
Commissions on loans and financing	291,085	518,944	663,530
Intangible assets amortization - payroll	652,496	1,274,928	1,313,322
Goodwill amortization (Note 14a)	848,272	1,661,414	1,710,013
Card marketing expenses	1,310,881	2,858,522	3,207,559
Other (1)	4,932,237	9,532,196	9,780,959
Total	10,308,953	19,938,454	22,031,567

(1) As of December 31, 2020, it includes: (i) impairment losses: in the acquisition of the right to provide financial services, in the amount of R$3,712 thousand (R$519,749 thousand in 2019); software/hardware, in the amount of R$21,519 thousand (R$222,024 thousand in 2019); and investment goodwill, in the amount of R$799,841 thousand (R$982,536 thousand in 2019); and (ii) expenses with provision for restructuring, in the amount of R$980,978 thousand, mainly related to the branch network and staff. On December 31, 2019, it also included expenses with provision for financial guarantees, in the amount of R$1,252,791 thousand and expenses with provision for contingencies, related to FCVS, in the amount of R$342,155 thousand and other provisions in the amount of R$696,469 thousand.

32) NON-OPERATING INCOME (LOSS)

			R$ thousand
	2nd semester	Accrued on December 31	
	2020	2020	2019
Gain/loss on sale and write-off of assets and investments	(172,152)	(239,606)	(344,627)
Recording/reversal of non-operating provisions (1)	(45,236)	(80,078)	(235,908)
Other	(189,351)	(146,583)	60,457
Total	(406,739)	(466,267)	(520,078)

(1) Includes primarily allowance for non-use assets (BNDU).

33) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out according to CMN Resolution No. 4,636/18 and CVM Resolution No. 642/10. The Organization has a Transaction Policy with related parts disclosed on the Investor Relations website. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

R$ thousand

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019	On December 31, 2020	On December 31, 2019
Assets								
Interbank investments	-	-	186,504	577,906	-	-	186,504	577,906
Securities and derivative financial instruments	62,326	20,721	649,932	287,849	-	-	712,258	308,570
Loans and other assets	16	9	334,746	109,766	119,659	88,750	454,421	198,525
Liabilities								
Demand deposits/Savings accounts	164,651	109,767	22,515	39,191	17,685	20,428	204,851	169,386
Time deposits	1,289,430	1,802,883	595,078	2,838,567	126,130	373,047	2,010,638	5,014,497
Securities sold under agreements to repurchase	675,893	225,064	60,246	304,008	-	-	736,139	529,072
Funds from issuance of securities and subordinated debts	11,480,275	13,697,802	-	-	702,417	891,211	12,182,692	14,589,013
Derivative financial instruments	32,219	-	-	7,264	-	-	32,219	7,264
Interest on own capital and dividends payable	1,195,928	217,765	-	-	-	-	1,195,928	217,765
Other liabilities	-	-	10,808,025	11,665,639	18,594	6,735	10,826,619	11,672,374

	Shareholders of the parent (1)	Associates and Jointly controlled companies (2)	Key Management Personnel (3)	Total
				2nd semester of 2020 - R$ thousand
Income from financial intermediation	(15,508)	38,520	-	23,012
Financial intermediation expenses	(177,219)	(18,914)	(26,912)	(223,045)
Income from services provided	47	70,230	72	70,349
Other expenses net of other operating revenues	30,586	(916,461)	171,329	(714,546)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

	Shareholders of the parent (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total	Accrued on December 31 - R$ thousand
	2020	2019	2020	2019	2020	2019	2020	2019
Income from financial intermediation	40,506	4,871	62,121	65,625	-	-	102,627	70,496
Financial intermediation expenses	(488,882)	(862,808)	(243,875)	(72,133)	(45,003)	(58,353)	(777,760)	(993,294)
Income from services provided	109	105	98,556	342,793	119	359	98,784	343,257
Other expenses net of other operating revenues	58,434	54,471	(1,644,088)	(1,899,818)	89,582	288,187	(1,496,072)	(1,557,160)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 12; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of Key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2020, the maximum amount of R$871,589 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$515,650 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred class b shares issued by BBD Participações S.A. and/or preferred shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short and medium term remuneration to Managers

	R$ thousand		
	2nd semester	Accrued on December 31	
	2020	2020	2019
Remuneration and Social Security Contribution to the INSS	224,001	534,696	852,862
Total	224,001	534,696	852,862

Post-employment benefits

	R$ thousand		
	2nd semester	Accrued on December 31	
	2020	2020	2019
Defined contribution supplementary pension plans	295,348	513,082	468,079
Total	295,348	513,082	468,079

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct shareholding	On December 31, 2020	On December 31, 2019
• Common shares	0.53%	0.55%
• Preferred shares	0.91%	1.04%
• Total shares (1)	0.72%	0.79%

(1) On December 31, 2020, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.65% of common shares, 0.95% of preferred shares and 1.80% of all shares (2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares on December 31, 2019).

34) RISK AND CAPITAL MANAGEMENT

a) Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

The risk management and capital structures have policies, rules and procedures, ensuring that the Organization maintains controls compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of its exposure to risks. These structures are also composed of various committees, commissions and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Executive Board of the Organization in decision making, including:

- Integrated Risk Management and Capital Allocation Committee, whose purpose is to advise the Board of Directors in the performance of its duties related to the management policies and limits of exposure to risks and ensure within the scope of the Organization compliance with the related processes, policies, related standards and compliance with regulations and legislation applicable to the Organization; and
- Risk Committee, whose main objective is to evaluate the Organization's risk management framework and, eventually, to propose improvements.

Both advise the Board of Directors in the performance of its duties in the management and control of risks, capital, internal controls and compliance.

Detailed information on risk management process, reference equity and also Bradesco's risks exposures may be found in Risk Management Report – Pillar 3, available on the Investors Relations website Bradesco RI.

b) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousand	
	Prudential Conglomerate	
	On December 31, 2020	On December 31, 2019
Tier I capital	**118,281,835**	**100,831,668**
- Principal capital	108,982,064	91,271,701
- Shareholders' equity	143,702,640	133,723,221
- Non-controlling interest/Other	164,088	106,302
- Prudential adjustments	(34,884,664)	(42,557,822)
- Additional capital (1)	9,299,771	9,559,967
Tier II capital (1)	**17,441,839**	**24,443,737**
- Subordinated debts (CMN Resolution No. 4,192/13)	16,274,254	21,324,281
- Subordinated debts (previous to CMN Resolution No. 4,192/13)	1,167,585	3,119,456
Reference Equity (a)	**135,723,674**	**125,275,405**
- Credit risk	779,588,540	680,907,697
- Market risk	14,690,553	13,571,488
- Operational risk	64,413,820	64,572,141
Risk-weighted assets – RWA (b)	**858,692,912**	**759,051,326**
Basel ratio (a/b)	15.8%	16.5%
Tier I capital	**13.8%**	**13.3%**
- Principal capital	12.7%	12.0%
- Additional capital	1.1%	1.3%
Tier II capital	**2.0%**	**3.2%**

(1) "Eligible Debt Capital Instruments" for regulatory capital purposes referred to note 19a.

c) Indicator of Global Systemic Importance (IAISG)

According to Bacen Circular Letter No. 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IAISG).

d) Market Risk

Our market risk management process is run on a corporate wide basis, from business areas to the Board of Directors. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed the Organization to be the first financial institution in the country authorized by the Central Bank of Brazil to use, since January 2013, its in-house models of market risk to determine our regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself. Proposed market risk limits are validated by specific committees for approval by the Integrated Risk Management and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading Portfolio: it is composed of all the operations made with financial instruments, including derivatives, held for trading or destined to hedge other instruments of the portfolio itself, and that are not subject to any trading restrictions. The financial instruments held for trading are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage, Portfolio risks in these cases are monitored by:

- Value at Risk (VaR);
- Stress (impact measurement of extreme events, based on historical and prospective scenarios);
- Results; and
- Financial Exposure/ Concentration.

Banking Portfolio: composed of financial instruments not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges. Portfolio risks in these cases are monitored by:

- Change in economic value due to changes in interest rates – ΔEVE (Economic Value of Equity); and
- Change in net interest income due to changes in interest rates – ΔNII (Net Interest Income).

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors	R$ thousand	
	On December 31, 2020	On December 31, 2019
Fixed rates	5,014	1,614
IGPM/IPCA	3,645	2,774
Exchange coupon	342	415
Foreign currency	4,704	5,327
Equities	2,422	707
Sovereign/Eurobonds and Treasuries	7,477	3,834
Other	154	2,122
Correlation/diversification effect	(11,551)	(6,820)
VaR (Value at Risk)	12,207	9,973

Amounts net of tax effects.

Sensitivity analysis - CVM Instruction No. 475/08

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$5.23 was used, while for a 1-year fixed interest rate of 2.86%, a 2.87% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$6.47 was used, while for a 1-year fixed interest rate of 2.86%, a 3.57% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.18 a scenario of R$7.77 was used, while for a 1-year fixed interest rate of 2.86%, a 4.29% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I - Sensitivity Analysis – Trading Portfolio

							R$ thousand
		Trading Portfolio (1)					
		On December 31, 2020			On December 31, 2019		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(105)	(11,776)	(23,317)	(97)	(14,128)	(27,256)
Price indexes	Exposure subject to variations in price index coupon rates	(1,788)	(41,702)	(84,093)	(904)	(29,440)	(56,245)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(32)	(3,256)	(6,485)	(10)	(689)	(1,373)
Foreign currency	Exposure subject to exchange rate variations	(1,597)	(39,926)	(79,852)	(2,772)	(74,695)	(149,390)
Equities	Exposure subject to variation in stock prices	(354)	(8,856)	(17,712)	(228)	(5,710)	(11,420)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(167)	(11,955)	(23,430)	(699)	(29,099)	(56,736)
Other	Exposure not classified in other definitions	-	(41)	(82)	-	(26)	(52)
Total excluding correlation of risk factors		(4,043)	(117,512)	(234,971)	(4,710)	(153,787)	(302,472)
Total including correlation of risk factors		(2,647)	(73,605)	(147,689)	(2,617)	(72,476)	(145,411)

(1) Amounts net of tax effects.

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II - Sensitivity Analysis – Trading and Banking Portfolios

							R$ thousand
		Trading and Banking Portfolios (1)					
		On December 31, 2020			On December 31, 2019		
		Scenarios			Scenarios		
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(12,180)	(1,553,493)	(2,974,461)	(14,670)	(1,895,973)	(3,775,039)
Price indexes	Exposure subject to variations in price index coupon rates	(27,143)	(2,227,123)	(4,031,341)	(16,840)	(1,312,832)	(2,397,962)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(2,277)	(71,852)	(141,860)	(1,035)	(71,631)	(139,560)
Foreign currency	Exposure subject to exchange rate variations	(2,202)	(65,746)	(131,493)	(3,136)	(71,103)	(142,206)
Equities	Exposure subject to variation in stock prices	(43,353)	(1,083,824)	(2,167,648)	(28,808)	(720,192)	(1,440,384)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,339)	(14,019)	(27,608)	(1,399)	(52,962)	(104,190)
Other	Exposure not classified in other definitions	(30)	(748)	(1,496)	(66)	(1,660)	(3,320)
Total excluding correlation of risk factors		(88,524)	(5,016,805)	(9,475,907)	(65,954)	(4,126,353)	(8,002,661)
Total including correlation of risk factors		(73,350)	(4,168,903)	(7,883,903)	(42,209)	(3,038,149)	(5,919,579)

(1) Amounts net of tax effects.

e) Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process includes a governance structure, comprised of committees, policies, standards and procedures, which work to ensure the risks are identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization’s Social and Environmental Risk Standard.

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows: the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

In the year ended in December 31, 2020 and 2019, there was no hiring of Advisory Service or contracting of Financing Project Finance or Corporate Loans to projects classified under the criteria of the Equator Principles III.

f) Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

				R$ thousand
	On December 31, 2020			On December 31, 2019
	Balance	Local currency	Foreign currency (1) (2)	Foreign currency (1) (2)
Assets				
Cash and due from banks	23,845,061	15,520,772	8,324,289	4,553,120
Financial instruments	1,472,837,923	1,384,153,775	88,684,148	79,914,310
- Interbank investments	191,147,208	189,148,979	1,998,229	2,758,183
- Compulsory deposits with the Brazilian Central Bank	83,757,533	83,695,875	61,658	46,662
- Securities	616,497,887	583,570,361	32,927,526	22,242,979
- Derivative financial instruments	24,815,393	24,114,775	700,618	594,548
- Loans	445,665,923	411,725,906	33,940,017	30,162,221
- Other financial instruments	110,953,979	91,897,879	19,056,100	24,109,717
Leases	2,646,438	2,646,438	-	-
Expected credit loss associated with credit risk	(45,202,191)	(42,428,750)	(2,773,441)	(1,505,929)
- Loans	(42,233,636)	(39,460,209)	(2,773,427)	(1,505,929)
- Leases	(70,468)	(70,468)	-	-
- Other receivables	(2,898,087)	(2,898,073)	(14)	-
Deferred tax assets	85,049,769	85,024,687	25,082	9,338
Investments in associates and jointly controlled entities	7,046,710	7,046,710	-	-
Premises and equipment, net	20,923,269	20,745,153	178,116	112,141
Intangible assets	34,395,581	34,217,277	178,304	135,856
Depreciation and amortization	(33,578,011)	(33,285,788)	(292,223)	(196,903)
- Premises and equipment	(11,433,018)	(11,291,388)	(141,630)	(82,203)
- Intangible assets	(22,144,993)	(21,994,400)	(150,593)	(114,700)
Other assets	26,752,701	25,915,420	837,281	1,238,262
Impairment of Assets Accumulated	(3,678,206)	(3,672,765)	(5,441)	-
Total assets	1,591,039,044	1,495,882,929	95,156,115	84,260,195
Liabilities				
Deposits and other financial liabilities	1,088,438,954	981,332,235	107,106,719	82,023,034
- Deposits from banks	267,280,167	237,234,930	30,045,237	37,397,409
- Deposits from customers	545,292,743	512,147,767	33,144,976	18,091,293
- Securities issued	144,903,825	133,678,568	11,225,257	3,375,635
- Subordinated debts	53,246,232	38,893,286	14,352,946	11,127,795
- Derivative financial instruments	18,697,682	14,141,288	4,556,394	1,457,142
- Other financial liabilities	59,018,305	45,236,396	13,781,909	10,573,760
Provisions	320,285,406	320,132,264	153,142	106,905
- Technical provision for insurance, pension plans and capitalization bonds	284,606,330	284,592,671	13,659	14,689
- Other reserves	35,679,076	35,539,593	139,483	92,216
Deferred income tax assets	7,951,848	7,630,655	321,193	157,751
Other liabilities	29,900,955	28,863,596	1,037,359	430,951
Total liabilities	1,446,577,163	1,337,958,750	108,618,413	82,718,641
Shareholders' equity				
Equity attributable to shareholders of the parent	143,702,640	143,702,640	-	-
Non-controlling interest	759,241	759,241	-	-
Total Shareholders' equity	144,461,881	144,461,881	-	-
Total Liability and Shareholders' equity	1,591,039,044	1,482,420,631	108,618,413	82,718,641
Net position of assets and liabilities			(13,462,298)	1,541,554
Net position of derivatives (2)			(4,216,783)	(65,993,860)
Other net off-balance-sheet accounts (3)			3,144,242	(4,208)
Net foreign exchange position (passive) (4)			(14,534,839)	(64,456,514)

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in off-balance-sheet accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$22,393,984 thousand in the year ended in December 31, 2020 (R$2,375,463 thousand in 2019), were recorded in the result. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments.

II - The statement of financial position by maturity

R$ thousand

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	23,845,061	-	-	-	-	23,845,061
Financial instruments	780,108,083	172,338,982	85,791,177	434,599,681	-	1,472,837,923
- Interbank investments	168,750,356	14,027,853	2,915,463	5,453,536	-	191,147,208
- Compulsory deposits with the Brazilian Central Bank	83,695,875	61,658	-	-	-	83,757,533
- Securities	428,250,685	38,452,818	12,002,710	137,791,674	-	616,497,887
- Derivative financial instruments	4,624,621	3,615,432	966,893	15,608,447	-	24,815,393
- Loans	29,318,649	90,369,025	65,326,318	260,651,931	-	445,665,923
- Other financial instruments	65,467,897	25,812,196	4,579,793	15,094,093	-	110,953,979
Leases	100,945	446,551	465,749	1,633,193	-	2,646,438
Expected credit loss associated with credit risk	(9,568,313)	(7,527,159)	(6,023,720)	(22,082,999)	-	(45,202,191)
- Loans	(8,221,084)	(6,311,620)	(5,762,962)	(21,937,970)	-	(42,233,636)
- Leases	(5,162)	(9,380)	(11,173)	(44,753)	-	(70,468)
- Other receivables	(1,342,067)	(1,206,159)	(249,585)	(100,276)	-	(2,898,087)
Deferred tax assets	556,757	8,271,108	7,511,515	68,710,389	-	85,049,769
Investments in associates and jointly controlled entities	-	-	-	-	7,046,710	7,046,710
Premises and equipment, net	195,307	976,530	1,171,837	6,314,080	832,497	9,490,251
Intangible assets	489,022	2,436,985	2,928,161	6,202,313	194,107	12,250,588
Other assets	11,875,919	2,635,952	2,725,587	9,515,243	-	26,752,701
Impairment of Assets Accumulated	(3,678,035)	-	(171)	-	-	(3,678,206)
Total in December 31, 2020	803,924,746	179,578,949	94,570,135	504,891,900	8,073,314	1,591,039,044
Total in December 31, 2019	691,158,763	127,997,859	117,745,798	413,908,566	8,328,082	1,359,139,068

Liabilities						
Deposits and other financial liabilities	485,906,640	112,028,746	100,053,230	380,890,371	9,559,967	1,088,438,954
- Deposits from banks	221,467,747	18,319,819	9,944,641	17,547,960	-	267,280,167
- Deposits from customers	202,956,338	50,518,912	54,368,623	237,448,870	-	545,292,743
- Securities issued	2,461,435	33,338,441	34,365,862	74,738,087	-	144,903,825
- Subordinated debts	8,307,884	22,838	383,673	34,971,870	9,559,967	53,246,232
- Derivative financial instruments	5,462,495	1,063,954	937,849	11,233,384	-	18,697,682
- Other financial liabilities	45,250,741	8,764,782	52,582	4,950,200	-	59,018,305
Provisions	253,996,529	1,146,278	1,467,757	63,674,842	-	320,285,406
- Technical provision for insurance, pension plans and capitalization bonds	243,485,520	-	-	41,120,810	-	284,606,330
- Other reserves	10,511,009	1,146,278	1,467,757	22,554,032	-	35,679,076
Deferred income tax assets	47,959	11,707	27,401	7,864,781	-	7,951,848
Other liabilities	27,829,207	790,514	-	1,281,234	-	29,900,955

						R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Shareholders' equity						
Equity attributable to shareholders of the parent	-	-	-	-	143,702,640	143,702,640
Non-controlling interest	-	-	-	-	759,241	759,241
Total Shareholders' equity	-	-	-	-	144,461,881	144,461,881
Total in December 31, 2020	767,780,335	113,977,245	101,548,388	453,711,228	154,021,848	1,591,039,044
Total in December 31, 2019	663,802,650	87,327,618	99,186,006	364,829,815	143,992,979	1,359,139,068

Net assets accumulated on December 31, 2020	36,144,411	101,746,115	94,767,862	145,948,534		
Net assets accumulated on December 31, 2019	27,356,113	68,026,354	86,586,146	135,664,897		

(1) Repurchase agreements are classified according to the maturity of the transactions;

(2) Investments in investment funds are classified as 1 to 30 days; and

(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

35) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, a defined benefit plan, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of variable contribution, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of employees from Lloyds.

In accordance with CPC 33 (R1) - Employee Benefits, approved by CMN Resolution No. 4,424/15, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rate and recognize in their financial statements the obligation due. The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties). Below are the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

Risk factors	On December 31	
	2020	2019
Nominal discount rate	3.25% - 7.26% p.a.	6.45% - 7.45% p.a.
Nominal rate of future salary increases	3.25% p.a.	3.8% p.a.
Nominal growth rate of social security benefits and plans	3.25% p.a.	3.8% p.a.
Initial rate of growth of medical costs	7.38% - 8.41% p.a.	7.95% - 8.99% p.a.
Inflation rate	3.25% p.a.	3.8% p.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	R$ thousand			
	Retirement Benefits		Other post-employment benefits	
	Accrued on December 31		Accrued on December 31	
	2020	2019	2020	2019
(i) Projected benefit obligations:				
At the beginning of the year	3,065,146	2,530,590	917,870	669,093
Cost of current service	546	179	-	-
Interest cost	212,033	224,508	66,772	60,185
Participant's contribution	556	819	-	-
Actuarial gain/(loss) (1)	123,504	516,333	13,671	224,683
Past service cost - plan changes	-	(3,920)	-	-
Early elimination of obligations	-	-	-	(1,613)
Benefit paid	(219,657)	(203,363)	(31,883)	(34,478)
At the end of the year	3,182,128	3,065,146	966,430	917,870
(ii) Plan assets at fair value:				
At the beginning of the year	2,716,865	2,363,009	-	-
Expected earnings	187,531	209,252	-	-
Actuarial gain/(loss) (1)	59,071	332,368	-	-
Contributions received:				
Employer	15,150	14,763	-	-
Employees	556	819	-	-
Benefit paid	(219,428)	(203,346)	-	-
At the end of the year	2,759,745	2,716,865	-	-
(iii) Changes in the unrecoverable surplus:				
At the beginning of the year	36,155	54,025	-	-
Interest on the irrecoverable surplus	2,736	4,981	-	-
Change in irrecoverable surplus (1)	(38,581)	(22,851)	-	-
At the end of the year	310	36,155	-	-
(iv) Financed position:				
Plans in deficit (2)	422,693	384,436	966,430	917,870
Net balance	422,693	384,436	966,430	917,870

(1) In the year ended December 31, 2020, the remeasurement effects recognized in Shareholders' Equity, in Other Comprehensive Income totaled R$21,593 thousand (R$212,188 thousand in 2019), net of tax effects; and

(2) Bradesco and its subsidiaries, as sponsors of said plans, considering an economic and actuarial study, calculated their actuarial commitments and recognize in their financial statements the actuarial obligation due.

The net cost/(benefit) of the pension plans, recognized in the income statement, include the following components:

	R$ - thousand	
	Accrued on December 31	
	2020	2019
Projected benefit obligations:		
Cost of service	546	(2,689)
Cost of interest on actuarial obligations	278,805	282,997
Expected earnings from the assets of the plan	(187,531)	(208,122)
Interest on irrecoverable surplus	2,736	4,981
Net cost/(benefit) of the pension plans	94,556	77,167

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	R$ thousand	
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	10.07	12.84
2021	229,641	44,375
2022	234,469	46,487
2023	239,025	49,937
2024	243,650	53,408
2025	247,303	57,139
After 2026	1,279,375	337,370

Contributions to defined-benefit plans are expected to total R$24,820 thousand in 2021.

The long-term rate of return on plan assets is based on the following:

- Medium- to long-term expectations of the asset managers; and
- Public and private securities, a significant portion of the investments portfolio of our subsidiaries, the profitability of which is higher than inflation plus interest, with short to long-term maturities.

The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31							
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan	
	2020	2019	2020	2019	2020	2019	2020	2019
Asset categories								
Equities	-	-	3.8%	9.6%	-	-	-	18.5%
Fixed income	91.3%	93.5%	91.9%	86.6%	100.0%	100.0%	100.0%	78.9%
Real estate	5.6%	5.3%	2.6%	1.9%	-	-	-	-
Other	3.1%	1.2%	1.7%	1.9%	-	-	-	2.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The table below, of the sensitivity analysis of benefit plan obligations, shows the impact on actuarial exposure (8.5% - 10.0% p.a.) by means of the amendment in the premise regarding the discount rate and medical inflation by 1 p.p.:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	6.87% - 8.26%	Increase of 1 p.p.	reduction	(393,887)
Discount rate	4.87% - 6.26%	Decrease of 1 p.p.	increase	470,116
Medical Inflation	8.38% - 9.41%	Increase of 1 p.p.	increase	113,797
Medical Inflation	6.38% - 7.41%	Decrease of 1 p.p.	reduction	(95,008)

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made in the second half of 2020 were R$474,842 thousand and in the year ended in December 31, 2020, were R$959,220 thousand (R$997,446 thousand in 2019).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and administrators other benefits, including: health insurance, dental assistance, life and personal accident insurance and professional training, the amount of which, including the aforementioned contributions, totaled, in the second half of 2020, the amount of R$2,351,346 thousand and in the year ended in December 31, 2020, the amount of R$4,746,728 thousand (R$6,101,527 thousand in 2019).

36) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousand		
	2nd semester	Accrued on December 31	
	2020	2020	2019
Income before income tax and social contribution	14,794,987	5,091,348	16,179,340
Total burden of income tax and social contribution at the current rates (Note 3f)	(6,657,744)	(2,291,107)	(6,471,736)
Effect on the tax calculation:			
Equity investment in unconsolidated and jointly controlled companies	238,405	337,190	481,412
Net non-deductible expenses of non-taxable income	41,529	8,203	673,882
Interest on shareholders' equity (paid and payable)	1,457,288	2,496,587	2,949,143
Other amounts (1)	(118,406)	11,101,455	8,921,659
Income tax and social contribution for the period	(5,038,928)	11,652,328	6,554,360

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad in the amount of R$10,047,819 thousand, (R$934,897 thousand in 2019) and in the second half of 2020 in the amount of R$(633,033) thousand; (ii) the equalization of the effective rate of non-bank financial companies and insurance companies, starting in 2020, and of non-financial companies, in relation to that shown; and (iii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousand		
	2nd semester	Accrued on December 31	
	2020	2020	2019
Current taxes:			
Income tax and social contribution payable	(1,816,454)	(5,111,044)	(7,162,259)
Deferred taxes:			
Constitution/realization in the period on temporary additions and exclusions	2,214,340	6,036,325	12,513,293
Use of opening balances of:			
Social contribution loss	(38,310)	(63,150)	(107,984)
Income tax loss	(47,760)	(79,842)	(186,773)
Constitution in the period on:			
Social contribution loss	(2,384,856)	4,813,120	1,174,988
Income tax loss	(2,965,888)	6,056,919	323,095
Total deferred tax expense	(3,222,474)	16,763,372	13,716,619
Income tax and social contribution for the period	(5,038,928)	11,652,328	6,554,360

c) Deferred income tax and social contribution

R$ thousand

	Balance on December 31, 2019	Amount recorded	Realized / Decrease	Balance on December 31, 2020
Allowance for loan losses expense	38,567,812	11,625,279	(5,425,774)	44,767,317
Civil provisions	3,793,953	806,406	(633,569)	3,966,790
Tax provisions	3,420,711	112,598	(136,840)	3,396,469
Labor provisions	3,248,186	884,106	(1,071,655)	3,060,637
Impairment of securities and investments	2,789,316	1,607,701	(646,514)	3,750,503
Provision for devaluation of foreclosed assets	833,163	224,592	(205,754)	852,001
Mark-to-market adjustment of trading securities and derivatives	1,346,668	633,811	(989,410)	991,069
Amortization of goodwill	410,537	27,448	(92,865)	345,120
Other	5,081,557	3,291,389	(3,119,354)	5,253,592
Total deductible taxes on temporary differences	**59,491,903**	**19,213,330**	**(12,321,735)**	**66,383,498**
Income tax and social contribution losses in Brazil and overseas	7,882,821	10,870,039	(142,992)	18,609,868
Subtotal - Securities purchased under agreements to resell	**67,374,724**	**30,083,369**	**(12,464,727)**	**84,993,366**
Adjustment to fair value of available-for-sale securities	25,511	42,554	(11,662)	56,403
Total deferred tax assets (Note 3f)	**67,400,235**	**30,125,923**	**(12,476,389)**	**85,049,769**
Deferred tax liabilities (Note 36e)	**8,070,398**	**2,586,204**	**(2,704,754)**	**7,951,848**
Deferred tax assets, net of deferred tax liabilities	**59,329,837**	**27,539,719**	**(9,771,635)**	**77,097,921**
- Percentage of net deferred tax assets on capital (Note 34b)	**47.4%**			**56.8%**
- Percentage of net deferred tax assets over total assets	**4.4%**			**4.8%**

The accounting record of the deferred tax assets was made using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On December 31, 2020, no deferred tax assets were constituted, substantially, on temporary differences, in the amount of R$12,194 thousand (R$12,094 thousand as of December 31, 2019), which will be recorded upon the effective perspectives of realization, according to the technical study and analyses made by the Board and by the Standards of Bacen.

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

R$ thousand

	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2021	8,890,775	6,960,088	207,207	167,457	16,225,527
2022	8,461,275	6,688,997	177,515	144,305	15,472,092
2023	8,276,632	6,459,720	252,134	203,715	15,192,201
2024	7,303,505	5,794,571	207,162	184,877	13,490,115
2025	3,355,111	2,489,062	1,607,787	1,294,024	8,745,984
2026	807,775	641,310	2,060,938	1,716,355	5,226,378
2027	136,553	107,875	2,285,541	1,896,055	4,426,024
2028	5,694	4,555	2,214,619	1,828,733	4,053,601
2029	-	-	836,633	1,324,811	2,161,444
Total	37,237,320	29,146,178	9,849,536	8,760,332	84,993,366

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On December 31, 2020, the present value of deferred tax assets, calculated based on the average funding rate, net of tax effects, amounts to R$80,653,629 thousand (R$64,484,151 thousand on December 31, 2019), of which: R$63,973,290 thousand (R$57,223,800 thousand on December 31, 2019) of temporary differences; and R$16,680,339 thousand (R$7,260,351 thousand on December 31, 2019) to tax losses and negative basis of social contribution.

e) Deferred tax liabilities

				R$ thousand
	Balance on December 31, 2019	Amount recorded	Realized/Decrease	Balance on December 31, 2020
Fair value adjustment to securities and derivative financial instruments	8,732	890,275	(8,732)	890,275
Difference in depreciation	237,400	15,080	(19,632)	232,848
Judicial deposit	2,154,003	113,429	(82,569)	2,184,863
Other	904,499	58,016	(110,597)	851,918
Total deferred liabilities on temporary exclusions	3,304,634	1,076,800	(221,530)	4,159,904
Adjustment to fair value of available-for-sale securities	4,765,764	1,509,404	(2,483,224)	3,791,944
Total deferred tax expense (Note 36c)	8,070,398	2,586,204	(2,704,754)	7,951,848

37) OTHER INFORMATION

a) Fair value of financial assets and liabilities

Carrying amounts and the fair values of the financial assets and liabilities:

				R$ thousand
	On December 31, 2020		On December 31, 2019	
	Book value	Fair Value	Book value	Fair Value
Assets				
Interbank investments	191,147,208	191,196,047	58,612,208	58,619,668
Compulsory deposits with the Brazilian Central Bank	83,757,533	83,757,533	90,622,338	90,622,338
Securities:				
- Trading securities	251,171,296	251,171,296	236,060,067	236,060,067
- Available-for-sale securities	265,513,501	265,513,501	261,892,475	261,892,475
- Held-to-maturity securities	99,813,090	109,730,473	97,075,274	108,840,793
Derivative financial instruments	24,815,393	24,815,393	14,511,190	14,511,190
Loans (1)	509,333,011	513,945,753	452,941,674	458,060,210
Other financial instruments	57,540,757	57,540,757	61,043,232	61,043,232
Liabilities				
Deposits from banks	267,280,167	267,240,795	227,819,610	227,880,097
Deposits from customers	545,292,743	545,341,621	366,227,541	366,023,073
Securities issued	144,903,825	143,988,723	170,727,563	169,488,129
Subordinated debt	53,246,232	54,192,090	49,313,508	50,108,020
Derivative financial instruments	18,697,682	18,697,682	14,244,083	14,244,083
Other financial liabilities	51,410,877	51,410,877	36,140,617	36,140,617

(1) Includes advances on foreign exchange contracts, leasing operations and other credits with credit granting characteristics.

For financial instruments that are measured at fair value, the disclosure of the measurements is required according to the following hierarchical levels of fair value:

- Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow

methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main unobservable inputs used in the determination of the fair value are the credit spreads that vary between 2% and 9%.

To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of marked-to-market assets, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The table below present the composition of the securities and derivative financial instruments measured at fair value, classified using the hierarchical levels:

R$ thousand

	On December 31, 2020				On December 31, 2019			
	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3	Fair Value
Trading securities	**231,598,361**	**19,253,501**	**319,434**	**251,171,296**	**211,402,154**	**23,950,518**	**707,395**	**236,060,067**
Financial treasury bills	147,578,842	-	-	147,578,842	143,655,376	-	-	143,655,376
National treasury notes	44,279,165	6,345,101	-	50,624,266	33,056,039	4,848,858	-	37,904,897
Financial bills	-	7,775,628	-	7,775,628	-	13,517,702	-	13,517,702
National treasury bills	17,741,893	-	-	17,741,893	19,275,602	-	-	19,275,602
Debentures	3,747,299	2,951,834	174,753	6,873,886	378,019	4,097,158	287,713	4,762,890
Brazilian foreign debt securities	725,515	-	-	725,515	47,308	-	-	47,308
Other	17,525,647	2,180,938	144,681	19,851,266	14,989,810	1,486,800	419,682	16,896,292
Derivatives	**71,281**	**6,273,607**	**(227,177)**	**6,117,711**	**55,054**	**239,700**	**(27,647)**	**267,107**
Derivative financial instruments (assets)	138,708	24,657,390	19,295	24,815,393	107,388	14,392,323	11,479	14,511,190
Derivative financial instruments (liabilities)	(67,427)	(18,383,783)	(246,472)	(18,697,682)	(52,334)	(14,152,623)	(39,126)	(14,244,083)
Available-for-sale securities	**186,660,906**	**68,307,132**	**10,545,463**	**265,513,501**	**188,560,977**	**60,934,527**	**12,396,971**	**261,892,475**
National treasury notes	73,271,680	-	-	73,271,680	75,267,193	-	-	75,267,193
Debentures	6,354,515	48,446,791	9,577,824	64,379,130	2,461,345	45,033,391	10,636,268	58,131,004
National treasury bills	68,247,967	-	-	68,247,967	84,218,450	-	-	84,218,450
Shares	11,153,243	1,104,155	1,362	12,258,760	7,192,221	2,638,655	1,362	9,832,238
Foreign government bonds	6,508,218	-	-	6,508,218	6,454,894	-	-	6,454,894
Foreign corporate securities	6,653,994	-	-	6,653,994	7,442,003	-	-	7,442,003
Promissory Notes	-	7,167,074	-	7,167,074	-	2,368,766	501,512	2,870,278
Certificates of real estate receivables	-	1,620,938	119,124	1,740,062	-	1,522,256	382,581	1,904,837
Other	14,471,289	9,968,174	847,153	25,286,616	5,524,871	9,371,459	875,248	15,771,578
Total	418,330,548	93,834,240	10,637,720	522,802,508	400,018,185	85,124,745	13,076,719	498,219,649
Public	370,447,630	6,345,101	30,466	376,823,197	365,684,094	4,848,858	35,135	370,568,087
Private	47,882,918	87,489,139	10,607,254	145,979,311	34,334,091	80,275,887	13,041,584	127,651,562

Derivative Assets and Liabilities

The Organization's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indexes to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be mainly obtained from B3 and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousand
	Trading securities	Assets Derivative	Liabilities Derivatives	Available-for-sale securities	Total
Balance on December 31, 2019	707,395	11,479	(39,126)	12,396,971	13,076,719
Recognized in income	10,571	-	-	(2,256,016)	(2,245,445)
Recognized in other comprehensive income	-	-	-	(382,825)	(382,825)
Acquisitions	54,015	7,816	(207,346)	5,379,568	5,234,053
Disposals	(106,643)	-	-	(3,227,136)	(3,333,779)
Maturities	(8,902)	-	-	(565,198)	(574,100)
Transfer levels (1)	(309,850)	-	-	(827,053)	(1,136,903)
Transfer with categories	(27,152)	-	-	27,152	-
Balance on December 31, 2020	319,434	19,295	(246,472)	10,545,463	10,637,720

Sensitivity analysis for financial assets classified as Level 3 (unobservable inputs):

	Scenarios	On December 31, 2020		On December 31, 2019	
		Impact on income	Impact on shareholders' equity	Impact on income	Impact on shareholders' equity
					R$ thousand
Interest rate in Reais	1	(25)	(177)	(16)	(282)
	2	(3,672)	(29,423)	(2,263)	(45,522)
	3	(6,971)	(59,072)	(4,407)	(82,962)
Price indexes	1	(4)	-	(10)	-
	2	(83)	-	(383)	-
	3	(165)	-	(761)	-
Exchange coupon	1	-	-	-	(6)
	2	-	(8)	-	(354)
	3	-	(17)	-	(701)
Foreign currency	1	-	(22)	-	(523)
	2	-	(608)	-	(13,069)
	3	-	(1,216)	-	(26,138)
Equities	1	(671)	(7)	(1,836)	(8)
	2	(15,373)	(187)	(45,889)	(204)
	3	(33,542)	(375)	(91,778)	(409)

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.18, a scenario of R$5.23 was applied, while for a 1-year fixed interest rate of 2.86%, a scenario of 2.87% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.18, a scenario of R$6.47 was applied, while for a 1-year fixed interest rate of 2.86%, a 3.57% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$5.18 a scenario of R$7.77 was applied, while for a 1-year fixed interest rate of 2.86%, a 4.29% scenario was applied. The scenarios for other risk factors also accounted for 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the balance sheet at their fair value, classified using the hierarchical levels:

										R$ thousand
	On December 31, 2020					On December 31, 2019				
	Level 1	Level 2	Level 3	Fair Value	Book value	Level 1	Level 2	Level 3	Fair Value	Book value
Assets										
Interbank investments	-	191,196,047	-	191,196,047	191,147,208	-	58,619,668	-	58,619,668	58,612,208
Securities held to maturity	102,937,411	6,557,341	235,721	109,730,473	99,813,090	99,963,191	7,737,696	1,139,906	108,840,793	97,075,274
Loans	-	-	513,945,753	513,945,753	509,333,011	-	-	458,060,210	458,060,210	452,941,674
Liabilities										
Deposits from banks	-	-	267,240,795	267,240,795	267,280,167	-	-	227,880,097	227,880,097	227,819,610
Deposits from customers	-	-	545,341,621	545,341,621	545,292,743	-	-	366,023,073	366,023,073	366,227,541
Securities issued	-	-	143,988,723	143,988,723	144,903,825	-	-	169,488,129	169,488,129	170,727,563
Subordinated debt	-	-	54,192,090	54,192,090	53,246,232	-	-	50,108,020	50,108,020	49,313,508

Below we list the methodologies used to determine the fair values presented above:

Interbank investments: Fair values were estimated for groups of similar loans based upon type of loan operation, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Held-to-maturity securities: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 3(d). See Note 8(bIII) for further details regarding held-to-maturity securities.

Loan operations: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the type of loan operation at each reporting date. The fair values for non-performing loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Deposits from banks and clients: The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued: The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt: Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

b) Recurring and non-recurring income

According to BCB Resolution no. 2/2020 (Article 34) and Bradesco Organization's policy for evaluating and measuring non-recurring events, we present below the recurring and non-recurring results for the periods:

Our accounting result in 2020 was R$16,546 million, the recurring result was R$19,458 million and the non-recurring result was R$(2,912) million net of taxes, which is not expected to occur in future years, below we detail:

Non-recurring events 2020: i. Provision for Restructuring R$(540) million: Process of restructuring part of the businesses (resizing in the branch and department network) of Bradesco Organization; ii. Impairment of Non-Financial Assets - R$(574) million: payroll, goodwill, systems and hardware; iii. Contingent Liabilities - R$(353) million: civil lawsuits with relevant and atypical individual values that we do not expect to happen in the next two years; and iv. Amortization of Goodwill - R$(1,446) million: Amortization of goodwill due to expected future profitability, related to the atypical acquisition for the Organization's businesses considering the history of other acquisitions of the Organization, where we do not expect to have these effects beyond the next two years.

Our accounting result in 2019 was R$22,582 million, the recurring result was R$25,887 million and the non-recurring result was R$(3,305) million, net of taxes. The non-recurring result for 2019 was determined according to the criteria established by Management in its process of preparing the Economic and Financial Analysis Report and is not expected to occur in future years, which we list below:

Non-recurring events 2019: i. Voluntary Severance Program 2019 – ("PDV") - R$(1,091) million: Adjustment of the structure of branches and departments; ii. Impairment of Non-Financial Assets - R$(1,080) million: Payroll, goodwill, systems and hardware; iii. Tax Credit - R$6,403 million: Increase in the CSLL rate of banks from 15% to 20% on temporary differences and negative basis, established in Constitutional Amendment No. 103/19; iv. Contingent Liabilities - R$(3,524) million: atypical constitution of civil, labor provisions, for FCVS and for pension funds; v. Provision for guarantees and other provisions - R$(2,468) million: provision for guarantees - sureties and guarantees and other atypical provisions; saw. Amortization of Goodwill - R$(1,545) million: Amortization of goodwill for expected future profitability, related to the atypical acquisition considering the history of other acquisitions of the Organization.

c) Investment funds and portfolios

The Organization manages investment funds and portfolios with net assets which, on December 31, 2020, amounted to R$1,023,287,047 thousand (R$1,000,818,236 thousand on December 31, 2019).

d) Consortium funds

	R$ thousand	
	On December 31, 2020	On December 31, 2019
Monthly estimate of funds receivable from consortium members	639,242	670,865
Contributions payable by the group	35,489,135	35,317,947
Consortium members - assets to be included	31,182,122	31,268,865
Credits available to consortium members	7,069,000	6,251,300

	In units	
	On December 31, 2020	On December 31, 2019
Number of groups managed	3,436	3,537
Quantity of assets pending delivery	144,368	119,223
Quantity of total delivered assets	2,211,946	1,937,381
Quantity of total active consortium members	1,529,142	1,616,675
Quantity of total dropouts and cancellations	1,457,884	1,347,640
Default rate	3.38%	3.79%

	In units		
	2nd semester	Accrued on December 31, 2020	
	2020	2020	2019
Quantity of assets delivered in the period	107,627	199,544	230,237
Quantity of active consortium members in the period	149,496	217,741	189,539
Quantity of dropouts and cancellations in the period	143,989	208,867	204,443

e) In 2020, there were changes in the rules of compulsory collection as follows:

Description	Previous Rule	Current Rule
Resources from Savings Deposits	Circular No. 3,975 of January 8, 2020 Regarding compulsory deposits required: - Rate of 20% on the basis of calculation determined; - Period of Transactions: Beginning on Monday of the second week following the period of calculation and ending on Friday of the same week.	Circular No. 4,033 of June 24, 2020 It amends Circular No. 3,975 to establish deduction on the chargeability of the compulsory collection from the operations below: - Balance of loan operations for financing of the working capital; - Balance of investments in Term Deposits with Special Guarantee (DPGE); - Period: Operations contracted and the investments made from June 22, 2020 to December 31, 2020; and - Limited to 30% of the chargeability of the compulsory collections.
	Circular No. 3,975 of January 8, 2020 Art. 5 A - Deductions will apply to required payments related to loan operations for financing working capital for companies whose annual revenues are up to R$50 million, and the balances of investments in DPGE (Term Deposits with Special Guarantee) from institutions that do not pertain to the conglomerate itself.	Circular No. 4,035 of July 1, 2020 It amended Circular No. 3,975, including deductions on the collectability of the balance of interbank transfers made by cooperative banks to individual cooperatives that belong to this loan cooperative system in order to grant loan operations for financing working capital for companies with annual sales of up to R$50 million, excluding refinancing.
Time Deposits	Circular No. 3,916 of November 22, 2018 Regarding compulsory deposits required:	Circular No. 3,997 of April 6, 2020

	- Rate of 17% on the basis of calculation determined; - Rate of 25% on the basis of calculation determined from the calculation period beginning on November 30, 2020 until December 4, 2020; - Period of Transactions: Beginning on Monday of the second week following the period of calculation and ending on Friday of the same week.	It amends Circular No. 3,916 and establishes deductions on the chargeability of the compulsory collection from the operations below: - 15% of the debit balance of funding granted by the Emergency Employment Support Program, MP No. 944 of April 3, 2020; Circular No. 4,001 of April 13, 2020 It amends Circular No. 3,916 and establishes deductions on the chargeability of the compulsory collection from the operations below: - Balance of Financial Bills of own issue repurchased by the issuing financial institution; - Limited to 15% of the chargeability of the compulsory collection.
	Circular No. 3,993, of March 23, 2020 (Revoked) It amends Circular No. 3,916 Art. 4 - The chargeability of the compulsory collection is established by applying the following rates on the basis of calculation provisioned in Art. 3: I - 17% until the period of calculation, which starts on November 23, 2020 and ends on November 27, 2020; and II - 25% from the calculation period which starts on November 30, 2020 and ends on December 4, 2020.	BCB Resolution No. 21, of October 2, 2020 It amends Circular No. 3,916 "Art. 4 - The chargeability of the compulsory collection is established by applying the following rates on the basis of calculation provisioned in Art. 3: I - 17% until the period of calculation which starts on March 15, 2021 and ends on March 19, 2021; and II - 20% from the calculation period which starts on March 22, 2021 and ends on March 26, 2021.

f) Since March 11, 2020 the World Health Organization (WHO) declared COVID-19, which originated in China at the end of 2019 and spread throughout the world, a pandemic resulting in a significant increase in the restrictions of national and international travel, downtime for many businesses and services in virtually all countries, government orders of social isolation to slow the spread of the virus, among other restrictions, generating an environment of strong financial volatility and increasing uncertainties, in addition to social, economic and employment instability. The COVID-19 pandemic has brought great challenges and uncertainties to the whole world, being considered the largest pandemic ever seen, according to the WHO. The crisis caused as a result of the pandemic can be observed from the beginning of March 2020 generating certain negative impacts on the Brazilian economy, such as (i) higher risk aversion, with pressures on the exchange rate; (ii) greater difficulties in foreign trade; and (iii) increase in the uncertainties of economic agents.

In order to mitigate the impacts of this crisis, governments and central banks around the world have intervened in the economy of their countries and have adopted unconventional measures, like the closing of non-essential economic activity and actions of monetary stimulus, with the practice of zero interest in addition to fiscal expansion.

In Brazil, various measures have been adopted, including some directly impacting the liquidity of the financial markets, the credit markets, monetary and fiscal policy and exchange rates. In this context, in addition to the various measures taken by the Monetary Policy Committee (COPOM) and the Central Bank of Brazil, such as reducing the interest rate in August, 2020, to 2.0%, the National Monetary Council and the Federal Government approved, in extraordinary meetings, measures to help the Brazilian economy tackle the adverse effects caused by the virus, especially by means of:

- **March 16, 2020** Resolution No. 4,783/20, which reduced the minimum capital requirements, in order to enhance the lending capacity of banks;
- **March 18, 2020** Resolution No. 4,784/20, which exempts banks from deducting from their capital, the tax effects of transactions to hedge foreign currency for their participation in investments

abroad, one of the mechanisms used by banks to protect themselves against exchange rate variations;

- **March 19, 2020** Circular No. 3,991/20, which temporarily removed the requirement for advance notification of the amendment of the opening hours and compliance with the mandatory and uninterrupted hours in the case of multiple banks, like ours;
- **March 23, 2020** Circular No. 3,993/20, which reduced the rate of compulsory deposits with the Central Bank on time deposits, from 25% to 17%, and enhanced the rules for the Short-term Liquidity Indicator (Liquidity Coverage Ratio – "LCR"). The aim of these measures is an improvement of the liquidity conditions of the National Financial System;
- **March 23, 2020** Resolution No. 4,786/20, which aims to ensure the maintenance of adequate levels of liquidity in the National Financial System, allowing the Central Bank of Brazil to grant loans by means of the Special Temporary Liquidity Line ("LTEL"), regulated by Circular No. 3,994/20;
- **March 26, 2020** CMN Resolution No. 4,791/20 amends the Resolution No. 4,782 of March 16, 2020, which, in view of any potential impacts from COVID-19 on the economy, establishes temporary criteria for characterizing the restructuring of loan operations for a determined period of time in order to manage credit risk;
- **April 2, 2020 –** Resolution No. 4,795/20, which authorizes the Central Bank of Brazil to grant loan operations by means of a Temporary Special Line of Liquidity for the acquisition of a Financial Letter of Credit with guarantee in financial assets or securities (LTEL-LFG);
- **April 6, 2020 –** Circular No. 3,997/20 amends Circular No. 3,916, of November 22, 2018, which defines and consolidates the rules of the compulsory deposits on term deposits, to establish deduction of the chargeability of the compulsory collection of the financing granted in the scope of the Emergency Employment Support Program, instituted by Provisional Measure No. 944, of April 3, 2020;
- **April 9, 2020** Resolution No. 4,803/20, amended by Resolution No. 4,855/20, which adjusts the criteria for the measurement of the provision for doubtful receivables from the renegotiated operations by financial institutions and others authorized by the Central Bank of Brazil, due to the COVID-19 pandemic. With this Resolution, the reclassification of the renegotiated operations between March 1 and December 31, 2020 is permitted at the same level they were classified on February 29, 2020;
- **April 13, 2020 –** Circular No. 4,001/20 amends Circular No. 3,916, of November 22, 2018, which defines and consolidates the rules of the compulsory deposits on term deposits, to establish deduction of the chargeability of the compulsory collection from the portion of acquisition of Financial Letters of Credit of own issue on the secondary Market;
- **May 25, 2020 –** Resolution No. 4,820/20, which establishes, for a fixed term, prohibitions on the payment of dividends and interest on shareholders' equity, the increase in the remuneration of the Management, the repurchasing of shares and the reduction of share capital, to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, considering the potential effects of the pandemic of the coronavirus (COVID-19) on the National Financial System;
- **June 23, 2020 –** Circular No. 4,030/20 amends Circular No. 3,809, of August 25, 2016, which establishes the procedures for the recognition of hedging instruments in the calculation of the portion of the risk weighted assets (RWA) relating to exposure to credit risk subject to the calculation of capital requirements through standardized approach (RWACPAD), which is regulated by Resolution No. 4,193, of March 1, 2013;
- **June 24, 2020 –** Circular No. 4,033/20 amends Circular No. 3,975, of January 8, 2020, instituting the compulsory collection on resources of savings deposits, to establish deductions of the chargeability of balance of loan operations for the financing of working capital and balance of investments in Term Deposits with Special Guarantee (DPGE) of institutions not belonging to the same conglomerate;

- **July 28, 2020** Law No. 14,031, which converts Provisional Measure No. 930, addresses the tax treatment of foreign exchange gains or losses for an investment made by financial institutions and other institutions authorized to operate by the Central Bank of Brazil in an affiliate, subsidiary, branch or agency located abroad; amends Law No. 12,865 of October 9, 2013, which sets provisions, among other matters, on payment arrangements and payment institutions that are part of the Brazilian Payment System, and Law No. 12,249 of June 11, 2010, which sets provisions, among other matters, on Financial Notes; as well as establishing other provisions;
- **July 30, 2020** CMN Resolution No. 4,843/20 extends emergency measures introduced by Resolution No. 4,810 of April 30, 2020, which apply to procedures related to the concession, control and oversight of rural loan operations resulting from the social distance measures adopted to mitigate the impacts of the pandemic brought on by COVID-19;
- **July 30, 2020** CMN Resolution No. 4,840/20 modifies the maturity period for installment payments of rural loan operations by borrowers whose activities were affected by the social distancing measures associated with the COVID-19 pandemic, which is addressed in Section 22 (Defrayal and investment operations hindered because of the social distancing measures adopted to mitigate the impacts of the COVID-19 pandemic – Resolution No. 4,801/2020) of Chapter 18 (Renegotiation of Debts from Rural Loan Operations) in the *Manual de Crédito Rural – MCR* (Rural Loan Manual); and amends the time-line to enact an emergency situation or state of public calamity in municipalities affected by drought for the purposes of renegotiating rural loan operations addressed in Section 23 (Operations that incurred losses due to drought in municipalities declaring a state of emergency or public calamity - Resolution No. 4,802/2020) of Chapter 18 (Renegotiation of Debts Originating from Rural Loan Operations) from the MCR;
- **September 24, 2020** CMN Resolution No. 4,856/20, of September 24, 2020, amends the Resolution No. 4,782 of March 16, 2020, which, in view of any potential impacts from COVID-19 on the economy, establishes temporary criteria for characterizing the restructuring of loan operations for a determined period of time in order to manage credit risk;
- **September 24, 2020** CMN Resolution No. 4,855/20, which regulates the criteria for the measurement of allowance for loan losses of operations carried out within the scope of programs instituted that are geared towards addressing the effects of the COVID-19 pandemic on the economy; and
- **December 23, 2020** – CMN Resolution No. 4,885/20 amends the Resolution No. 4,820 of May 29, 2020, which establishes, for a fixed term, prohibitions on the payment of dividends and interest on own capital, the increase in the remuneration of the Management, the repurchasing of shares and the reduction of share capital to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil, considering the potential effects of the pandemic of the coronavirus (COVID-19) on the National Financial System.

In addition to the measures mentioned above, the Executive and Legislative Powers acted to approve bills that minimize the repercussion of COVID-19, including proposing the temporary suspension of taxes (such as the relaxation of the IOF on loans and the deferral of payment of PIS/COFINS) and granting tax benefits to the sectors of the economy/workers most affected.

However, projections estimate that Brazil will face an economic downturn in 2020 with all the ramifications in terms of business. Most of our operations occur in the domestic market and, consequently, our result is significantly impacted by the local macroeconomic conditions.

We cannot control, and nor can we predict what measures or policies the government may adopt in response to the current or future economic situation in Brazil, nor how the intervention or government policies will affect the Brazilian economy and how they will affect our operations. Below we highlight the main items of our statement of financial position which may potentially be impacted:

- **Financial instruments:** whose market value may vary significantly given the price volatility of these assets, especially those issued by private companies that have a higher credit risk;
- **Loans:** which we expect an increase in our level of arrears in the payment of loans, including loans that were renegotiated and extended in the context of the crisis, to the extent that the economic situation will deteriorate further, as well as facing significant challenges to take possession and realize the collateral resulting from guarantees related to loans in default;
- **Deferred tax assets:** whose recoverability depends on future taxable profits, which may be affected depending on the consequences of the pandemic event if it extends over a long period of time;
- **Intangible assets:** may have their recoverable amount impacted on the basis of the changes caused by the crisis to their main assumptions of realization, such as the rates of returns initially expected;
- **Funding:** volatility, as well as uncertainties in credit and capital markets, generally reduces liquidity, which could result in an increase in the cost of funds for financial institutions, which may impact our ability to replace, appropriately and at reasonable costs, obligations that are maturing and/or the access to new resources to execute our growth strategy;
- **Technical provisions of insurance and pension resources:** that depending on the evolution of the crisis can be impacted negatively given the possible increase in the level of claims, mainly in the "life" segment and a higher frequency of claims from "health" policyholders with the increased use of hospitals, furthermore, we may experience higher demand for early redemptions by pension plan participants, which would impact our revenues through a reduction in the management fees we charge; and
- **Civil and labor provisions:** the number of labor lawsuits may increase as a result of third party suppliers that go bankrupt as Bradesco may be considered co-responsible in these lawsuits. It is also possible that we could experience a greater volume of civil processes, mainly involving reviews and contract renewals.

Our activities are operating at full capacity, since the beginning of the pandemic, and our actions have taken into account the guidelines of the Ministry of Health. We have established a crisis committee which is formed by the CEO, all the Vice-presidents and by the CRO (Chief Risk Officer), which meets daily and reports periodically, to the Board of Directors, evaluations on the evolution of COVID-19 and their reflections on the operations. In addition, we have a Risk Committee, which plays an important role in verifying the various points and scope of these actions in the Organization. We lauched the Business Continuity Plan (BCP) and in late March 2020, we intensified the internal/external actions, in a consistent and timely manner, with the objective of minimizing the impacts involved, which we highlight include:

- giving leave to employees at-risk groups for an indefinite period of time;
- increasing the number of employees working from home, with approximately 90% of our employees from the headquarters and offices and 50% of the branch employees working from home;
- definition of the accompanying protocol, together with health professionals, for employees and family members who have symptoms of COVID-19;
- intensification of the communication with our branches, providing guidance to our customers and employees about the prevention measures and the remote means of customer service;
- making Covid-19 tests available to all employees for free; and
- anticipation of the flu vaccine for all employees and dependents.

One of the main objectives of our risk management structure is to monitor the allocation of capital and liquidity, aiming to maintain the levels of risk in accordance with the limits established and, in addition, monitor the economic scenarios actively (national and international), as well as the evolution of the COVID-19 pandemic and will make every effort to maintain the fullness of our operations, the services to the population, and the stability of the national financial system.

We offer emergency lines of credit to companies, such as funds for financing of payrolls, as well as the extension of the installments of loan operations to individuals for which the amounts in question, up to the date of approval of these financial statements, were imaterial.

The measurements of the future financial and economic impacts related to the pandemic will continue to be assessed, although, they possess a certain level of uncertainty and depend on the development of the pandemic, since its duration or deterioration cannot yet be predicted, which could continue adversely affecting the global and local economy for an indefinite period of time, which negatively affects the results of financial institutions and, consequently, the performance of our operations.

g) Banco Bradesco communicated to the market, on May 6, 2019, the execution of the share purchase agreement with the controlling shareholders of BAC Florida Bank ("BAC Florida"), a bank that has offered various financial services in the United States for 46 years States, with emphasis on non-resident high-income individuals. The acquisition will cost approximately US$500 million.

On September 10, 2019, the Central Bank authorized Bradesco to: (i) participate in up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage BAC Florida Investments Corp. and non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the USA.

On October 8, 2020, all regulatory authorizations were obtained for the acquisition, by Bradesco, of 100% of the share capital of BAC Florida.

With the end of the acquisition, on October 30, 2020, Bradesco:

- assumes the operations of BAC Florida, with the objective of expanding the offer of investments in the USA to its high-income clients (Prime) and of the Private Bank, in addition to other banking services, such as checking account, credit card, and real estate financing; and
- will have the opportunity to expand business related to corporate and institutional clients.

We present below the composition of the values of acquisition of BAC Florida and its subsidiaries and goodwill in the acquisition of shares:

	R$ thousand
Payment to BAC Florida	3,105,557
Payment Commission and Insurance	44,851
Total cost of acquisition	3,150,408
Shareholders' equity acquired	1,398,083
Adjustments of shareholders of the parent (1)	(13,033)
Shareholders' equity adjusted	1,385,050
Goodwill on the acquisition of shares	1,765,358

(1) Adjustment of Provisions for expected losses associated with credit risk in accordance with Resolution No. 2,682/99.

Bradesco hired a specialized and independent company for the elaboration of the study of the purchase price allocation ("PPA") for the initial allocation of the fair value of the assets acquired and liabilities assumed by Bac Florida. Due to the complexity of operations and their relevance, the final allocation may undergo changes and enhancements until the termination of the study, which is estimated up to 12 months from the date of the respective acquisition.

We presented the main balances of the balance sheet on October 30, 2020, reference date for the acquisition:

	R$ thousand
	BAC Florida Bank
Assets	
Cash and due from banks	4,366,118
Financial instruments	10,468,202
- Securities and derivative financial instruments	1,209,024
- Loans	9,256,159
- Other financial instruments	3,019
Expected credit loss associated with credit risk	(96,764)
- Loans	(96,764)
Investments in Associates and Subsidiaries	56,863
Premises and Equipment	36,188
Depreciation Premises and Equipment	(24,085)
Impairment of Assets Accumulated	(5,970)
Other assets	347,742
Total Assets	15,148,294
Liabilities	
Deposits and other financial liabilities	13,603,913
- Deposits from customers	12,952,310
- Securities issued	642,661
- Other financial liabilities	8,942
Other liabilities	136,713
Shareholders' equity	1,407,668
Total	15,148,294

h) On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S,A, ("Chain") to Almaviva do Brasil Telemarketing e Informática S.A..

i) On January 27, 2020, Bradesco issued US$1,6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates of 2.85% and 3.20% p.a., respectively.

j) On October 1, 2020, Cielo announced to the market that it signed a contract for the sale of all of its shares in Companhia Brasileira de Gestão de Serviços ("Orizon"), which represent 40.95% of Orizon's share capital, to Bradseg Participações SA for the amount of R$128,992 thousand. As shown in note 2, Bradseg Participações S.A. is 100% consolidated in these consolidated financial statements. The closing of the Transaction is subject to compliance with certain precedent conditions, including approval by the Central Bank of Brazil and the Administrative Council for Economic Defense – CADE.

k) On July 29, 2020, Law No. 14,031 was sanctioned, amending, from the fiscal year of 2021, the tax treatment incident on the exchange rate variation of the portion with risk coverage (hedge) of the value of the investment made by financial institutions and other institutions, authorized to operate by the Central Bank of Brazil, in a subsidiary, associated company, branch, branch office or branch domiciled abroad, registered in accordance with the regime of competence, which should be computed in determining the real income and on the base of the Social Contribution on Net Income (CSLL) of the investing legal entity, domiciled in Brazil, in the ratio of: (i) 50%, in 2021; and 100%, from the fiscal year of 2022.

Base Date January 19, 2021

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Carlos Alberto Rodrigues Guilherme

Members
Denise Aguiar Alvarez
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
* Paulo Roberto Simões da Cunha - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri

Managing Officers
Moacir Nachbar Junior
Renato Ejnisman
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
Rogério Pedro Câmara
João Carlos Gomes da Silva
Bruno D'Avila Melo Boetger
Glaucimar Peticov
José Ramos Rocha Neto

Deputy Officers
Antonio José da Barbara
Edson Marcelo Moreto
José Sérgio Bordin
Leandro de Miranda Araujo
Roberto de Jesus Paris
Edilson Wiggers

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Clayton Camacho
Edilson Dias dos Reis
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Klayton Tomaz dos Santos
Layette Lamartine Azevedo Júnior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcelo Santos Dall'Occo
Marcio Henrique Araujo Parizotto
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Mauricio Gomes Maciel
Oswaldo Tadeu Fernandes
Paulo Eduardo Waack
Roberto Medeiros Paula

Officers
*Adelmo Romero Perez Junior
André David Marques
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Luis Duarte de Oliveira
Carlos Alberto Alástico
Carlos Henrique Villela Pedras
Carlos Leibowicz
*Carolina Salomão Fera
Edmir José Domingues
Francisco José Pereira Terra
Jefferson Ricardo Romon
José Leandro Borges
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
*Marcos Valério Tescarolo
*Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nilton Pereira dos Santos Junior
Renata Geiser Mantarro
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Vasco Azevedo

Regional Officers
Alberto do Nascimento Lemos
Altair Luiz Guarda
Altair Naumann
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Hebercley Magno dos Santos Lima
José Flávio Ferreira Clemente
José Roberto Guzela
Marcos Daniel Boll
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher
Telma Maria dos Santos Calura

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Paulo Roberto Simões da Cunha – Financial Specialist
Paulo Ricardo Satyro Bianchini
José Luis Elias
*Amaro Luiz de Oliveira Gomes

Remuneration Committee
Luiz Carlos Trabuco Cappi – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Carlos Alberto Rodrigues Guilherme - Coordinator
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Moacir Nachbar Junior
Glaucimar Peticov
Clayton Camacho
Edilson Wiggers
Renata Geiser Mantarro
Nairo José Martinelli Vidal Júnior
Ivan Luiz Gonjito Junior

Integrated Risk Management and Capital Allocation Committee
André Rodrigues Cano – Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Marlos Francisco de Souza Araujo
Ivan Luiz Gonjito Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano

Succession Planning and Nomination Committee
Luiz Carlos Trabuco Cappi - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Octavio de Lazari Junior
André Rodrigues Cano
Glaucimar Peticov

Sustainability and Diversity Committee
André Rodrigues Cano - Coordinator
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Walkiria Schirrmeister Marchetti
Glaucimar Peticov
Edson Marcelo Moreto
Leandro de Miranda Araujo
Oswaldo Tadeu Fernandes

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Leandro de Miranda Araujo - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
André Rodrigues Cano
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Moacir Nachbar Junior
Antonio José da Barbara
Carlos Wagner Firetti
Marcelo Santos Dall'Occo
Marcos Aparecido Galende
Marlos Francisco de Souza Araujo
Oswaldo Tadeu Fernandes
Antonio Campanha Junior
Ivan Luiz Gonjito Junior

Fiscal Council

Sitting Members
Ariovaldo Pereira – Coordinator
Cristiana Pereira
Domingos Aparecido Maia
José Maria Soares Nunes
Ivanyra Maura de Medeiros Correia

Deputy Members
João Batista de Moraes
Nilson Pinhal
Renaud Roberto Teixeira
Genival Francisco da Silva
Reginaldo Ferreira Alexandre

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

General Accounting Department
Marcelo Santos Dall'Occo
Accountant – CRC 1SP160641/O-4

* Pending homologation by Bacen and possession

To
Board of Directors and Shareholders of
Banco Bradesco S,A,
Osasco - SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated balance sheet as of December 31, 2020 and the respective consolidated income statements, statements of comprehensive income, changes in shareholders' equity and cash flows for the six-month period and year then ended, as well as the related explanatory notes, including a summary of the main accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. as of December 31, 2020, the consolidated performance of its operations and its respective consolidated cash flows, for the six-month period and year then ended, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the *"The Auditors' responsibilities for the audit of the consolidated financial statements"* section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the current year. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

Evaluation of the measurement of the allowance for loan losses

As disclosed in notes 3e and 10, Bradesco recorded a provision of R$ 45,202,191 thousand for allowance for loan losses (which comprise loans, leasing, advances on foreign exchange contracts and other receivables with credit characteristics) as of December 31, 2020.

To determine the allowance for loan losses, Bradesco classifies credit operations in nine risk levels ("ratings"), taking into account factors and assumptions of customers and operations, such as economic and financial situation, indebtedness level, economic sector, collateral characteristics, late payments and other factors and assumptions provided for in CMN Resolution No. 2,682/99, with "AA" being the minimum risk and "H" being the maximum risk, applying the respective loss percentages established in such Resolution for each risk level.

Additionally, Bradesco complements its estimates (supplementary provision) through internal evaluation based on statistical models that capture historical and prospective information, in order to reflect its expected losses in different economic scenarios (positive, expected and adverse).

We consider the measurement of the allowance for loan losses as a key audit matter, due to the significant judgment, accentuated by the effects of the current economic situation resulting from the Covid-19 pandemic,

involved in the assessment of the assumptions used in the classification of loans operations and in determining the supplementary provision.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls related to the processes of (i) development, approval and application of internal methodologies for assessing risk levels ("ratings") of clients that support the classification of operations; (ii) the definition, approval and application of the main assumptions used in assigning the ratings, including those related to the individual review of the credit risk analysis and the governance established for the respective approval.

Additionally, for individually assessed clients, we analyze, based on sampling (by statistical criteria and specific items), the data that support the definition and review of customer ratings by Bradesco, such as the loan proposal, financial and registration information, restructuring operational and / or financial, guarantees and judicial reorganization plan, verifying the adherence of this rating assignment in relation to Bradesco's internal policies. For massively assessed clients, we tested the allocation of provisioning percentages according to the internal methodologies for assessing the risk levels of each client. We also evaluated the methodologies and assumptions used to determine the supplementary provision, which include Bradesco's assessment of the impacts generated by the Covid-19 pandemic, such as increased delinquency in certain sectors, increase in the unemployment rate, among others.

We analyzed, by statistical sampling, the arithmetic calculation of the allowance for loan losses, considering the assessment of compliance with the requirements established by CMN Resolution No. 2,682/99, as minimum ratings in relation to days past due, assigning the worst rating for the same economic group and maintenance of the previous rating for cases of renegotiation / loan recovery. We also evaluated the disclosures made in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of the allowance for loan losses adequate, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2020.

Evaluation of the measurement of securities of private issuers

As mentioned in notes 3d, 8 and 37a to the consolidated financial statements, the amount of securities of private issuers is R$ 146,763,941 thousand, which includes securities measured at market value, whose prices or market parameters are not observable (levels 2 and 3 of the fair value hierarchy).

The determination of the market values of securities of private issuers, whose prices or market parameters are not observable, is subject to a greater level of uncertainty, as Bradesco makes significant judgments in determining the methods and assumptions used, such as interest rates and credit spreads. The securities of private issuers classified in the categories "Available for sale" and "Held to maturity" are also evaluated for indications of evidence of impairment, which also involves a high level of judgment in their determination considering the methodologies and assumptions used, such as assessing credit risk and guarantees.

We consider the measurement of market value and the evaluation of indicative of impairment of securities of private issuers as a significant matter for our audit, due to the degree of judgment, accentuated by the current economic scenario of pandemic due to the Covid-19, involved in determining the methods and assumptions used.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls related to the processes of (i) defining, approving and applying the models used to measure the market value of securities of private issuers;

(ii) capture of relevant data to measure the market value; (iii) evaluation of adherence to the calculations of the market value of certain financial instruments by independent department; (iv) definition and application of the assumptions used in the evaluation of the indicative of impairment of the securities of private issuers, such as the credit risk of the counterparty and the evaluation of guarantees.

For a statistical sample of securities of private issuers, whose parameters for measuring market value are not observable, we evaluated, with the involvement of our pricing professionals of financial instruments with knowledge and experience in the sector, the models developed by Bradesco for the determination of market values, through the use of independent parameters.

Additionally, based on sampling (by statistical criteria and specific items), we evaluate the assumptions considered in the analysis of the credit spread used in the pricing of certain financial instruments of private issuers, as well as those considered in the evaluation of the indicative and in the measurement of impairment, including the possible effects linked to the new pandemic scenario due to Covid-19, such as the increase in defaults in certain sectors, increase in the unemployment rate, among others.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of securities of private issuers, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2020.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - Tax, civil and labor
As described in notes 3m and 22, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, with the respective provisions recorded in the consolidated financial statements in the amounts of R$ 8,271,112 thousand, R$ 9,092,421 thousand and R$ 6,890,498 thousand, respectively.

For certain tax and civil lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and property damage, relating to banking products and services, insertion of information about debtors in the credit restrictions register, monetary correction adjustments of the balances savings accounts due to the implementation of economic plans by the Federal Government, and some other specific civil actions, it took significant judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco used a model, based on data from similar lawsuits closed, segregating the lawsuits in relation to the entry date versus the date of implementation of the labor reform (Nov/2017), calculating the average loss for each group of lawsuits.

We consider the measurement of provisions and the disclosure of contingent liabilities as a key audit matter.

How our audit approached this matter
The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures of contingent liabilities, including controls related to (i) the evaluation of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) evaluation of the models and assumptions used to measure the provision and contingent labor liabilities.

For certain civil and tax lawsuits, we analyze the recognized provisions and the amounts disclosed, considering the assessment of internal and external legal advisors, as well as historical data and information/jurisprudence related to the lawsuits in question and other similar processes. We involved our tax professionals with knowledge and experience in the sector who assisted us in the assessment of certain tax processes in relation to technical merits and the supporting documentation for Bradesco's assessment of the likelihood and

estimate of loss. We involve our legal professionals with knowledge and experience in the sector who have helped us in the assessment of the likelihood of loss in certain specific civil cases.

We obtained and evaluated the letters received directly from Bradesco's external legal advisors for tax lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of the loss, as well as assessments of the likelihood of loss and risk measurement received from internal legal advisors, for certain civil processes. We compared these assessments and estimates with those used by Bradesco and assessed the adequacy of the disclosures related to civil and tax contingencies in relation to these matters.

For labor claims, the main procedures comprised: (i) evaluation of the model used by Bradesco, through the analysis of different simulated scenarios, comparing with the results obtained by the Bradesco model; (ii) analysis of the segregations used in the models, by the nature of the processes, including the time of entry (pre or post labor reform) and the author's characteristics (ex-employees or third parties); (iii) test on the mathematical precision of the calculations made by Bradesco to determine the provision for labor claims based on the loss history of the last years in similar cases.

We also evaluated, for civil and labor claims, the sufficiency of the provision through the history of disbursement in relation to the respective provision amounts, intensifying the analyzes in relation to the understanding of specific cases that have diverged from the average of historical disbursements.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities adequate, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2020.

Assessment of the recoverability of deferred tax assets arising from carry-forward tax losses

The consolidated financial statements include assets related to deferred tax assets arising from carry-forward tax losses in the amount of R$ 85,049,769 thousand (notes 3f and 36c) whose realization is based on estimates of future profitability.

These projections are based on the business plans and budgets prepared by Bradesco, and require the adoption of a series of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as interest rates, foreign exchange rates and applicable tax rates, could have a significant impact on projections and, consequently, on the recoverability of deferred tax assets arising from carry-forward tax losses.

We consider the assessment of the recoverability of deferred tax assets arising from carry-forward tax losses as a key audit matter due to the degree of judgment necessary to evaluate the projections of future taxable profits and the main underlying key assumptions, especially accentuated of possible effects on the economic situation resulting from the Covid-19 pandemic.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below:

We tested the design and operational effectiveness of certain internal controls over the Bradesco process to assess the recoverability of deferred tax assets arising from carry forward tax losses, including controls related to the development and approval of key assumptions for the budget and the final projections of taxable profits by Bradesco.

We involved corporate finance professionals with knowledge and experience in the sector who assisted us on the assessment of assumptions, including growth rates for the main business lines, future interest rates, foreign exchange rates and applicable tax rates underlying Bradesco's projections of future taxable profits, including the possible effects on its projections of future taxable profits linked to the current economic situation resulting from the Covid-19 pandemic.

In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider adequate the assessment of recoverability of deferred tax assets arising from carry forward tax losses in the context of the consolidated financial statements taken as a whole for the six-month period and year ended on December 31, 2020.

Evaluation of the impairment testing of intangible assets

As mentioned in notes 3i, 3k and 14, the consolidated financial statements include intangible assets, which comprise goodwill on the acquisition of investments in the amount of R$ 4,874,282 thousand and other intangible assets in the amount of R$ 4,151,613 thousand.

Bradesco performs impairment tests at least annually or when there are events or circumstances that indicate that the book value may not be recoverable. As part of the impairment test of these assets, Bradesco estimated recoverable amounts of the relevant "CGU" Cash Generating Units and investments based on the present value of future cash flows. Future cash flow projections consider business plans and budgets and require a series of business and economic assumptions.

We consider the evaluation of the impairment testing of intangible assets as a key audit matter, due to the high degree of subjectivity, especially accentuated by the current social and economic scenario resulting from the pandemic state due to Covid-19, in determining significant assumptions, including the growth rates for different businesses, revenue and expense flows, and the discount rates used.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls over Bradesco's analysis of the impairment testing of intangible assets, including controls related to (i) review of the budget process; (ii) the development, review and approval of the key assumptions used in the analysis, such as growth rates and discount rates; and (iii) independent review of the calculation methodology to perform the impairment test.

We involve our corporate finance professionals with knowledge and experience in the sector who assisted us in: (i) evaluating the assumptions used, such as growth rates used for different businesses, estimated revenue and expense flows, comparing them with information obtained from internal and external sources, including the possible effects on the premises generated by the current social and economic scenario resulting from the pandemic state due to Covid-19; (ii) evaluation of the discount rates used in the impairment test, comparing them with the discount rate ranges that were developed independently, using public market data available to comparable entities; (iii) evaluation of the adherence of the revised projections in relation to the realized cash flows; and (iv) evaluation of the mathematical precision of certain stages of the calculation of the present value.

Our procedures also included the assessment of the disclosures made by Bradesco in the consolidated financial statements in relation to this matter.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets adequate in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2020.

Evaluation of the measurement of technical insurance and pension provisions

As mentioned in notes 3m and 21a, Bradesco recorded technical provisions related to insurance and private pension contracts in the amount of R$ 276,035,411 thousand.

To measure the liability adequacy test and certain technical provisions, Bradesco uses actuarial techniques and methods that involve judgment in determining methodologies and assumptions that include, among others, expectation of claims, longevity, persistence, inflation of medical costs and discount rates.

We consider the assessment of the measurement of the liability adequacy test and the technical provisions of insurance and private pension contracts as a key audit matter given the subjectivity and judgment, especially accentuated by the current social and economic scenario resulting from the pandemic state due to the Covid-19, necessary to evaluate the related methods and key assumptions.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

We tested the design and operational effectiveness of certain internal controls related to the measurement processes of the liability adequacy test and technical provisions, related to (i) development and approval of actuarial methodologies and significant assumptions; and (ii) the approval and review of calculations.

We involve actuarial professionals with knowledge and experience in the sector who have assisted us:

(i) in the evaluation of methodologies and assumptions, such as claims expectation, longevity, persistence, inflation of medical costs and discount rates used in the measurement of technical provisions and the liability adequacy test, by comparison with practices used by the market and Bradesco's historical information, as well as assessing the possible impacts generated by the Covid-19 pandemic on such assumptions;

(ii) to test, based on sampling and using a specific tool, the mathematical accuracy of technical provisions and the liability adequacy test;

(iii) in determining, based on sampling and using a specific tool, an independent estimate of certain technical provisions, including the use of independent assumptions and generally accepted actuarial techniques; and

(iv) in the assessment of claims projections made by Bradesco, by comparing historical estimates with subsequent payments made.

Based on the evidence obtained through the procedures summarized above, we consider adequate the measurement of the liability adequacy test and the technical provisions for insurance and pension plans, in the context of the consolidated financial statements taken as a whole for the six-month period and year ended December 31, 2020.

Application controls and general information technology controls

Bradesco's technology environment has processes for managing access and changes in systems and applications, for developing new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict and/or revoke the respective accesses to this environment aim to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to ensure the integrity of financial information and accounting records.

We consider this area as significant for our audit due to Bradesco's high dependence on its technology systems, the high volume of transactions processed daily, and the importance of access controls and change management in its systems and applications to plan the nature, timing and extent of our audit procedures.

How our audit approached this matter

The primary procedures we performed to address the matter significant to our audit is summarized below.

With the assistance of our information technology professionals with experience and knowledge in the sector, we performed the following procedures:

(i) We tested the design and operational effectiveness of certain key access controls, such as authorizing new users, revoking disconnected users and reviewing active users;

(ii) We carry out tests, based on sampling, since we plan to rely on specific information, on information extracted from certain systems, considered relevant for the purposes of preparing the consolidated financial statements;

(iii) In areas where, in our judgment, there is a high dependence on information technology, our tests also included the assessment of password policies, security settings and controls on developments and changes in systems and applications;

(iv) When we identify key internal controls for the financial reporting process and other relevant processes that are fully automated or with any component dependent on systems and applications, we test the design and operational effectiveness of these controls.

The evidence obtained through the procedures summarized above allowed us to consider application controls and general information technology controls to plan the nature, timing and extent of our audit procedures in the context of the consolidated financial statements taken as whole for the six-month period and year ended December 31, 2020.

Other matters

Statement of added value

The consolidated statement of added value for the six-month period and year ended December 31, 2020, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subjected to audit procedures performed in conjunction with the audit of Bradesco's financial statements. For the purposes of forming our opinion, we assess whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Value Added. In our opinion, these consolidated statements of value added have been properly prepared, in all material respects, in accordance with the criteria set forth in this Technical Pronouncement and are consistent with the consolidated financial statements taken as a whole.

Individual financial statements

Bradesco prepared a complete set of individual financial statements of Banco Bradesco S.A. for the six-month period and year ended December 31, 2020 in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil that were presented separately, over which we issued a separate independent audit report, without any modification, dated February 03, 2021.

Other information that accompany the consolidated financial statements and the auditor report

Bradesco's management is responsible for the other information. The other information comprises the Management´s Report.

Our opinion on the consolidated financial statements does not cover other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or with our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditors' responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

- Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

- Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current year, and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, February 03, 2021
KPMG Auditores Independentes

CRC 2SP-028567/F SP

Original report in Portuguese signed by
André Dala Pola
Accountant CRC 1SP214007/O-2

To the Board of Directors of the

BRADESCO ORGANIZATION

- PRESENTATION

The Statutory Audit Committee is a Body of a permanent nature, linked directly to the Board of Directors of the Bradesco Organization, governed by Resolution No. 3,198/2004, of the National Monetary Council (CMN), and other applicable regulations, among which is Law No. 6,404/76 – *Lei das S/A* (Corporation Law) and the Sarbanes-Oxley Act for Companies registered in the U.S. Securities and Exchange Commission and listed on the New York Stock Exchange, with its own Internal Regulation, available on the website www.bradesco.com.br/ri, Corporate Governance area. Currently, the Audit Committee is composed of two (2) Board Members and two (2) other Members. All the members meet the independence criteria set out in the current legislation.

The Committee has the purpose of advising the Board of Directors on the exercise of its duties, acting primarily regarding (i) the quality, transparency and integrity of the Individual and Consolidated Financial Statements; (ii) the effectiveness of internal controls to mitigate the risks in relevant processes; and (iii) the assurance of the independence and quality of the work of Independent and Internal Audits.

It is the responsibility of the Management and of the Independent Audit to ensure that the individual or consolidated financial statements of the Bradesco Organization are complete and accurate, and are presented in accordance with the practices adopted in Brazil issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

- DUTIES AND RESPONSIBILITIES

  - Management of Banco Bradesco and its Affiliated Companies

The Management is responsible: (i) for the definition and implementation of processes and procedures in order to collect data for the preparation of the Financial Statements, in compliance with the corporate legislation, with the accounting practices adopted in Brazil, in addition to those issued by the International Accounting Standards Board (IASB), of normative acts relevant to the Securities and Exchange Commission (CVM) and, due to Banco Bradesco being listed on the New York Stock Exchange, of the standards established by the Securities and Exchange Commission (SEC) and by the Sarbanes-Oxley Act (SOx); (ii) for preparing and ensuring the integrity of Financial Statements, managing risks, maintaining an effective system of internal controls and ensuring compliance with the activities in accordance with the legal rules and regulations; and (iii) for processes, policies and internal control procedures to ensure the safeguarding of assets, the timely recognition of liabilities and the elimination or reduction in acceptable levels of risk factors.

  - Internal Audit

Area directly subordinated to the Board of Directors. It responds by conducting periodic assignments focused on the main risks, wide and independently evaluating the actions of management of these risks and the adequacy of internal controls and governance, contemplating the areas and activities that have risks that are more sensitive to the operations and strategy of the Bradesco Organization.

In accordance with the existing regulations, the Audit Committee and the Board of Directors are responsible for approving the Charter, the Work Plan and the Annual Report on the Activities of the Internal Audit.

- Independent Audit

KPMG Auditores Independentes (KPMG) is responsible for the audit of the annual Financial Statements published and for the revision of the Quarterly Information (ITRs) filed with the CVM, issuing reports that reflect the results of their verifications and present their independent opinion regarding the reliability of the Financial Statements in relation to the practices adopted in Brazil, issued by the Accounting Pronouncements Committee (CPC) and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), besides the adherence to the standards of the CVM, precepts of the Brazilian corporation law and North American regulations applicable to Banco Bradesco.

- Risk Monitoring – Internal Controls

The Integrated Risk Control Department (DCIR), linked to the Vice-Presidency of Risks, is responsible for strengthening the corporate vision of risks through the identification, assessment, monitoring and management of risks in conjunction with the various areas and companies of the Bradesco Organization.

The stated strategic management comprises the System of Internal Controls in the Bradesco Organization, activities exercised by the Independent Unit of the commercial areas. During the year of 2020, we followed up the work focused on the evaluation of the adherence of the System of Internal Controls and in the identification, monitoring and management of the more relevant risks to which the Organization is exposed.

- Compliance

The Compliance, Conduct and Ethics Department (DCCE) is responsible for supporting the Board of Directors, the Audit Committee and the Board of Executive Officers in conducting a Corporate Conduct Program (Compliance), which consists in the compliance with the internal and external laws and regulations, aligned with the Organization's strategy and its social surroundings.

It is also responsible for establishing standards and subsidizing the Areas in compliance with the issues related to integrity, conflict of interests, ethics, and corporate/competitive/anti-corruption conducts.

- Customer Call Center (SAC)

The monitoring of the performance of the Organization against the Rankings of Complaints is of competence of the Ombudsmen of Banco Bradesco and the Grupo Bradesco Seguros, reporting the main events, contributing with changes to the practices and routines to meet the expectations of clients and users.

To ensure the outcome and to stimulate the continuous improvement of processes, products and services, the Ombudsmen interact with the Dependencies and Affiliated Companies, in addition to interacting with the Regulatory Agencies and those of Consumer Rights and Protection.

The Audit Committee holds semiannual meetings with the Ombudsman Area (Bradesco and Grupo Bradesco Seguros).

- SUMMARY OF ACTIVITIES – YEAR OF 2020

The current and potential effects of the COVID-19 pandemic are difficult to assess and predict. In this sense, we consider as important information (i) The direct and indirect effects on the Operating Income; (ii) Risks and Uncertainties about the potential impact of the COVID-19 in the future, taking into account how recent events may impact estimates and judgments relating to current and future accounting information; (iii) The potential

impact on the Operating Income, Liquidity and Capital Resources; and (iv) Procedures for the Audit Completion or Review Procedures and other lines of controls impacted by the COVID-19 pandemic.

The Committee has participated in 218 meetings, especially those with the Board of Directors, Fiscal Council, with executives from the Areas of Business, Information Technology, Internal Control, Compliance and Risk Management, with the Internal and Independent Audit, and with the Central Bank of Brazil (Bacen).

In the scope of Continuing Education, the members of the Committee participated in congresses, seminars and refresher and technical/professional development courses.

From the second half of March 2020, due to the recognition by the Federal Government of the COVID-19 pandemic in national territory, the Bradesco Organization decided to maintain an important number of employees in the process of Home Office, in order to preserve the health of the people and maintain the continuity of essential activities.

In this context, the Audit Committee planned to hold meetings with areas responsible for accounting, fiscal and tax processes, as well as in the monitoring by the second and third Lines of Defense, in the scope of the approach of Risks and Internal Controls. It also received Management Reports on the "Daily Monitoring of Loan Operations and Delinquency", "Portfolios - Trading and Banking", "Liquidity" and "Limits".

The Committee recognizes that the relevant and impacting issues, in particular the monitoring of Financial Statements, were informed and discussed with the Management, safeguarding the criteria and procedures adopted previously. Finally, the meetings were duly formalized in Minutes, and thus were presented:

By Institutions


Authorized to operate by Bacen (Central Bank of Brazil) 163 Meetings
78%
6%
Area of Health 21 Meetings
16%
Areas of Insurance, Pension and Capitalization 34 Meetings

By Lines of Defense


47.3%
16.4%
15.4%
16.8%
4.1%
1st Line Business/IT, its Executives and Vice-Presidents
2nd Line Internal Control, Risk Management, Compliance and Corporative Security
3rd Line Internal Audit
4th Line Independent Audit and Regulators
Executive: Board of Directors/Fiscal Council and Audit Committee

The Work Plan of the Audit Committee, for the year of 2020, had as its focus the main processes and products inherent to the Business of the Bradesco Organization. Among the aspects considered most relevant, we highlight:

- **Allowance for Loan Losses:** impairment – loan and advance portfolio, including guarantees, sureties and debentures, with an emphasis on the Expectations of Future Losses in Mass-market and Corporate Debt portfolios;
- **Fair value of Financial Instruments**: measuring the fair value of derivative instruments, available-for-sale securities and trading, safeguarding the criteria adopted for the valuation of the securities;
- **Provisions and Contingent Liabilities:** integrity of the database, criteria adopted for the accounting provisions and their respective sufficiency;
- **Recoverable Value of Assets – Tax Credits**: with achievement supported by assumptions and estimates of future profitability based on the business plan and budget prepared by the Management;
- **Technical Provisions from Insurance, Pension Plans and Capitalization Bonds:** premises in adherence to the Actuarial Technical Notes and Pledged Assets (linked to bonds and securities);
- **Customer Relationship:** regulatory compliance in meeting the customer service standards (Customer Service – SAC/Ombudsman), Prevention of Money Laundering (PLD) and the Concentration Agreement – Administrative Council for Economic Defense (CADE), Central Bank of Brazil (Bacen), and the Protection and Consumer Rights Program (Procon) –commitment signed at the time of acquisition of HSBC;
- **Management of Loan Portfolios**: evolution of different loan portfolios in the face of the economic framework impacted by the COVID-19 pandemic, renewals, recoveries and concession of new credits;
- **Compliance**: effectiveness of structures responsible for ensuring compliance with the laws, rules and regulations applicable to the business;
- **Prevention of Money Laundering and Terrorism Financing:** continuous improvement in the management of the Prevention of Money Laundering process based on the results of the regular inspections of the Internal and External Bodies, in the best practices of management (methodologies, tools and people), allowing the work of Corporate Security to be conducted with a centralized view of analysis and clearance considering the higher risk financial transactions occurring in the Business deals and in current accounts;
- **Internal Control System:** effective action of the first three lines of defense as to the responsibility of each one in the improvement of the controls adopted, aiming to mitigate the risks inherent to the business processes;
- **Access Management - Information Security:** the Audit Committee kept the subject under focus through meetings with the Board of Directors, managing departments and KPMG itself in order to monitor the effectiveness of the implementation of security procedures for access to information.

- **General and applications controls of information technology:** change management, security (logical and physical), computing operation and registry, analysis and resolution of incidents and problems;
- **Cyber Security Process:** continuous follow-up of security measures, mitigating the associated risks; and
- **Technology Innovation:** Open Banking, Startups, Fintechs, among others.

- Internal Audit

To allow the effective and appropriate monitoring of the activities performed by the Internal Audit, in adherence to the regulations in force, the Audit Committee received information of the highlights of the work carried out, by means of reports and executive overviews, and periodic meetings were also part of the work of the Committee with the Internal Audit.

Upon acknowledgement of the focal points and recommendations, the Audit Committee has followed the remedial measures taken by the Management with the areas audited.

Annually, the function of Internal Audit is submitted to a process of technical evaluation conducted by the Audit Committee, whose results are discussed with the Board of the Internal Audit. This practice of evaluation is one of the important items in the maintenance of the Quality Certification Program of the Institute of Internal Auditors (IIA), which envisages the continuous improvement of the management of the processes in this Area and in the adoption of best practices (methodologies, tools and management).

The Internal Audit has responded adequately to the demands of the Audit Committee and to the needs and requirements of the Organization and the Regulatory Agencies.

- Independent Audit

With respect to the audits of the Financial Statements of Banco Bradesco and Affiliated Companies performed in the year of 2020, conducted by KPMG Auditores Independentes (KPMG), the teams responsible for the assignment presented the results and main conclusions to the Audit Committee in a timely manner.

The highlight is the procedure of this Committee, upon acknowledging the relevant aspects involving the evaluation of the accounting systems and internal controls, drawn up in connection with the audits of the Financial Statements, to monitor the implementation of the respective recommendations for the improvement of processes, systems and risk mitigation.

The Audit Committee has evaluated the proposals presented by KPMG to perform "**Other Services**", whereas conflicts of interest, risk of loss of independence or objectivity were not identified.

Based on the planning submitted by the Independent Auditors, in subsequent discussions about the results of the assignments and the formal process of "Technical Evaluation of the Independent Audit", **the Committee considers that the assignments were adequate to the business of the Organization.**

- Monitoring: Risks, Internal Controls and Compliance

In the meetings in the year of 2020 with the Area responsible for the Integrated Risk Control (DCIR) and other correlated departments of the Bradesco Organization, issues regarding the Matrix of Corporate Risks were dealt with.

For the Market Risks and Liquidity, the Audit Committee, through the weekly reports received, monitors the results of the Trading Portfolio and the limits established by governance for the corresponding Value at Risk (VARs), Liquidity Coverage Ratio (LCR) and Minimum Liquidity Reserve (RML) – Securities Brokers and Grupo Bradesco Seguros. The main exposures in currencies, indexes and assets are also reported to the Audit Committee, including the Banking Portfolio with the correspondent Economic Value of Equity (ΔEVE).

For the Credit Risks, the Committee met with the Areas of Integrated Risk Control, Credit Recovery and Loan in a monthly basis in order to assess the evolution of the main Loan Portfolios, delinquency levels by individuals, companies and their respective segments, as well as by modalities and sectors of the economy. In these meetings, verifications were made as to the sufficiency of provision, concentration levels and approaches for credit recovery with an emphasis on the Expectations of Future Losses in Mass-market portfolios and movement of the Corporate Debt Ratings.

The Audit Committee monitored the work of the Integrated Risk Control Department (DCIR) in the evaluation of adherence to the Internal Control System and in the identification, monitoring, and management of the more relevant risks.

Extensive follow-up of the activities and results of the assignments of the Compliance, Conduct and Ethics Department (DCCE).

The evaluations were completed at the time of the meetings with the various business and control areas, with the Independent and Internal Audits, in the monitoring of the main processes, and Management's commitment to act to mitigate risks, and in the continuous improvement of the associated internal controls.

Assumptions that allowed the Audit Committee to recognize that the activities carried out in the context of Risks, Compliance and of Corporate Internal Control System are properly routed, considering the size and complexity of the Organization and record as positive, the efforts that have been made to guarantee the efficiency of its operations, of information that generate the financial reports, as well as the compliance with internal and external standards to which the transactions are subjected.

- **Customer Call Center (SAC)**

In the meetings of the Ombudsman Area (Bradesco and Grupo Bradesco Seguros) with the Audit Committee, specific situations of complaints via the various Whistle Blowing Channels available were addressed. Details presented regarding the current standardized and practiced procedures in disagreement to such guidelines, with a record of actions sent to Business managers involved with the theme of rectifying such anomalies, which allow, corporately, the improvement of processes and the acculturation of Areas in the marketing of Products and Services of the Bradesco Organization.

- **Financial Statements of Banco Bradesco and Affiliated Companies**

Via WebEx and Microsoft Teams, the Committee met with the General Accounting (CG), Controllership, Grupo Bradesco Seguros, Integrated Risk Control (DCIR), Internal Audit (IGL) and Independent Audit (KPMG) to assess the Financial Statements of the year of 2020, the occasion in which the aspects of preparation of Balance Sheets and Individual and Consolidated Balance Sheets, the Explanatory Notes and the Financial Reports published were verified.

The accounting practices adopted were also examined in accordance with the regulations in Brazil, including those issued by the responsible supervisory authorities – Central Bank of Brazil (Bacen), Superintendence of Private Insurance (SUSEP), Securities and Exchange Commission (CVM) and National Supplementary Health Agency (ANS). The Committee reviewed the procedures for the preparation and disclosure of the consolidated financial statements prepared in accordance with standards issued by the International Accounting Standards Board (IASB).

Before the disclosure of the Quarterly Information (ITRs) and the Balance Sheet of December 31, 2020, the Committee met with KPMG to assess the aspects of independence of auditors and the control environment in generating the figures for disclosure.

By recommendation of the Audit Committee, the main joint-stock companies in the Bradesco Conglomerate and the Grupo Bradesco Seguros in their Consolidated, published their Financial Statements together with the Audit Reports, including the Key Audit Matters (PAAs).

The Audit Committee held a quarterly meeting with the Board of Directors, and a semiannual meeting with the Fiscal Council, **in which it presented the results of the work of its activities.**

- CONCLUSION

Based on the work, evaluations, reviews, and discussions mentioned above, and taking into account the context and scope of its duties, regardless of the need for behavioral changes and processes arising from the COVID-19 pandemic, the **Audit Committee on recognizing that all the relevant issues that they were presented with are adequately disclosed in the Financial Statements and Financial Reports for the Balance Sheet ended on December 31, 2020**, accompanied by the Report of the Independent Auditors issued with no exceptions, **recommends to the Board of Directors the approval of the mentioned Financial Statements**.

Cidade de Deus, Osasco, SP, February 2, 2021

AUDIT COMMITTEE

ALEXANDRE DA SILVA GLÜHER
(Coordinator)
PAULO ROBERTO S. DA CUNHA
(Financial Specialist)
PAULO RICARDO S. BIANCHINI
(Member)
JOSÉ LUIS ELIAS
(Member)

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco), related to the fiscal year ended on December 31, 2020 and, based on: (i) the Independent Auditors' Report on that date; (ii) the meetings with Independent Auditors; (iii) the reports of the Bradesco's Audit Committee; (iv) the document analysis and, substantially, the information received; and (v) the regular meetings with managers of Bradesco's various areas, came to the conclusion that the stated documents examined properly reflect the assets, financial status and activities developed by Bradesco during the fiscal year ended on December 31, 2020, supporting the Audit Committee's opinion that the internal control is appropriate to the size and complexity of the business, which is structured around internal and external regulations and supported by systems that allow for financial reports, aiming to ensure operating efficiency.

In view of the report, the Fiscal Council's members are of the opinion that the stated documents examined are ready to be reviewed by the shareholders at the next Bradesco's Annual Shareholders' Meeting.

Cidade de Deus, Osasco, SP, February 3, 2021

Ariovaldo Pereira

Domingos Aparecido Maia

José Maria Soares Nunes

Ivanyra Maura de Medeiros Correia

Cristiana Pereira

For further information, please contact:

Leandro Miranda

Executive Deputy Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Department

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Vermelho – 3rd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

bradesco